

VALLEY NATIONAL BANCORP

2025 Proxy Statement
2024 Annual Report

Letter to our Shareholders:

To our Shareholders, Associates, Clients, and Community Partners:

Not all relationships are built on trust—but Valley's are.

It is of great importance then, to recognize that what we do at Valley Bank happens only because of the trust our clients, associates, clients and communities have in us to preserve, protect, and promote their livelihood through all of life's stages. You earn and sustain someone's trust through repeated demonstrations of attention and thoughtfulness; through showing up when it matters most and maintaining a level of resilience during times of change.

This mindset is the cornerstone of our identity as a Relationship Bank—an institution that bucks the traditional expectations of banking in favor of true partnership, putting our clients' needs first even amid a year marked by economic shifts, political division, and global conflicts. We are acutely aware of what our clients do, what their goals are, and how we can help them make a difference. That kind of client relationship doesn't exist by happenstance. It comes by providing an unmatched level of client service that's built on partnership, attention to detail, and great care for their wellbeing. To put it plainly, it comes from trust.

This is what has allowed us to service our clients and communities for nearly 100 years and withstand even the harshest of industry changes. It's also what will carry us forward on our path to become one of the premier regional banks in the country.

Strategic initiatives position us for better performance

In early 2024, we laid out specific balance sheet targets, which reflected increased loan diversity, an improved funding base, and stronger capital ratios. I am proud to report that as a result of organic discipline and the execution of certain balance sheet actions, we significantly exceeded our original balance sheet and capital goals at year-end. We believe that each balance sheet action was thoughtful, prudent, and shareholder friendly. These efforts enhanced our financial flexibility and enabled us to enter 2025 from a position of strength.

Despite the narrative of concern around the commercial real estate market, the large majority of our borrowers continue to perform well during 2024. The strength of our underwriting was also highlighted by our ability to sell $920 million of commercial real estate loans in December 2024 at a modest one percent discount. This transaction helped to diversify our loan portfolio and provided incremental capacity to reinvest in our relationship-focused clients.

We also raised $150 million through our preferred stock offering and $450 million through our common stock offering during the year. The issuances generated nearly 125 basis points of incremental Tier 1 capital invested in the Bank. These significant capital resources position us well to work in support of our growth initiatives in 2025 and beyond.



IRA ROBBINS
Chairman and CEO

During the year, our allowance for credit losses to loans ratio increased to 1.17 percent at December 31, 2024 from 0.93 percent at December 31, 2023. We are optimistic that both net charge-offs and our loan loss provision may decline meaningfully in 2025 as the migration of criticized assets has slowed significantly.

We continued to successfully gather deposits and improve our funding base through organic growth and strategic initiatives. At the end of 2024, we reported total deposits of $50.1 billion, a 2 percent increase from $49.2 billion at year end 2023. This growth is net of a $500 million reduction in indirect deposits. Through our successful deposit gathering efforts and diligent liquidity management, we reported a loan to deposit ratio of 97.5 percent at December 31, 2024, versus 102 percent a year ago.

Despite interest rate volatility throughout the year, 2024 was generally stable from a revenue perspective. Net interest income and non-interest income were $1.6 billion and $225 million, respectively. While net interest margin compressed modestly in 2024 as a result of the prolonged inverted yield curve, we did see a steady quarter over quarter increase in net interest income and margin starting in the second quarter 2024. We expect this positive momentum continued in 2025.

Through efficient expense management and a reduction in non-core charges, we were able to reduce our non-interest expense by 5 percent year over year. As a result, pre-tax pre-provision revenue for 2024 increased nearly 3 percent as compared to 2023.

Stepping back, we are proud of our ability to navigate continued volatility in the economic, interest rate, and operating landscape. Tangible book value per share increased nearly 4 percent year over year and continued an extended period of consistent growth. Since 2017, and inclusive of the dividends we have paid to shareholders, our tangible book value has increased 100 percent. During the same period, we more than doubled our commercial customer base, a clear indication that our target clients recognize the value of the products and services that we provide. We have also significantly diversified our loan portfolios and funding base by both geography and business line. These positive developments speak to the franchise value that we have created despite the continuous disruption within the banking environment.

In 2025, we expect to continue the strategic journey that began seven years ago. We plan to further leverage the investments that we have made in talent and technology to drive diverse and profitable growth. Our efforts in 2024 meaningfully strengthened the balance sheet, and we believe we are well-positioned to support our clients and communities as they work to achieve their financial goals. I am incredibly proud of the resilience that our organization has exhibited and

am eager to further prove our success as the operating environment continues to evolve.

Our people are our best asset

Valley associates are built different, and the evidence is in our client portfolio.

Having client relationships that last decades might not be the norm elsewhere – but it is at Valley. And that's because our associates bring a level of care, attention, and personalization to their work that is unmatched. They take the time to understand what their clients strive for, what they're challenged by, and where Valley can make a difference. They go above and beyond the traditional route of client service and because of that they truly embody what it means to be a relationship banker.

We strive to apply that same level of care to our associates by providing a culture rooted in collaboration, empowerment, inclusion, accountability, and performance. These pillars drive what we do at Valley, fostering a work environment where every associate is given the opportunity to share their perspectives and grow as people and professionals.

Just as our associates power our clients' success, we power theirs – offering an array of developmental programs and resources to help grow their careers, support their holistic wellbeing, and encourage personal pursuit of charitable efforts that give back to our communities.

This culture of inclusivity and belonging directly correlates to our strength as an organization. When we widen our lens, the opportunities are boundless: new ideas, new insights, new innovations all come to the table – and improve our ability to support one another and serve our clients.

The strength of our communities is the measure of our success

We bring that same level of care and commitment to our communities. Why? Because we aren't just their bank—we're their neighbors. Our associates live and work in the areas we serve, and we've taken great care to foster genuine connections with the people and organizations that make up the Valley footprint.

Moreover, we consider it our responsibility to invest in the communities we serve by supporting partners who promote sustainable, equitable, and meaningful change.

Just as our identity as relationship bankers guides our client relationships, it underscores our work with our community partners, as well. Under the direction of our Corporate Social Responsibility-Community Reinvestment Act (CSR-CRA) team, we have had the privilege of partnering with a series of community and nonprofit organizations the missions of which align with the core pillars of our Corporate Social

Responsibility platform: economic inclusion, workforce and community development, environmental stewardship, and a commitment to supporting local, small businesses.

Increasing access to financial literacy among marginalized and underserved populations was a primary focus over the past year. Together with community partners across the Valley footprint, our associates volunteered their time and expertise to provide financial education – including an introduction to basic banking products and money management practices – to individuals and communities in need. This work is particularly significant because a strong foundation of financial literacy can yield a healthy and full livelihood.

These partnerships demonstrate just how deep our relationship with these organizations goes. Our community partners welcome us into the fold because they know we understand their mission – and more importantly – we believe in it. We're grateful to support them in this critical work and to play our part in building communities where everyone has the opportunity to thrive.

Embracing a growth mindset

One thing we know about change is that it is inevitable.

We also know that Valley is uniquely poised to embrace change. A few years ago, we were a transactionally focused, regional organization with $20 billion in assets. Today, we stand taller, backed by a growth mindset, a culture rooted in relationships – with talented people, prosperous clients, and thriving communities – all enabling us to grow to more than $60 billion in assets.

We've expanded our footprint, giving us a coast-to-coast presence; grown our business lines; our tangible book value; inclusive of dividends; has now doubled in the last seven years; and our greater growth continues to outpace peers. Where we are now is a drastically different place than where we were when I took over as CEO – and this evolution is all for the better.

We didn't get here by being stagnant, or by being a bystander, letting the pressures of inflation, recessionary fears, and political division wash over us. Rather, we got here because we were smart, strategic, and swift. We honed in on our identity as relationship bankers and used that to make us stronger.

As we plan for the future, we remain focused on customer acquisition in both the commercial and consumer areas and are committed to optimizing our customer network and balance sheet to become a better bank for our associates, communities, clients, and stakeholders.

This growth mindset will carry us forward, as we continue to implement new technologies, diversify our client base, leverage our talents, and foster a culture of excellence that will take Valley to newer, greater heights.

On behalf of our Board of Directors, our executive leadership team, and all our associates, thank you for your continued trust and confidence in us.

Ira Robbins
Chairman of the Board and Chief Executive Officer
Valley National Bank

2025 Proxy Statement

A Message from our Chairman of the Board of Directors and Chief Executive Officer

Dear Fellow Shareholders,

It is my pleasure to invite you to attend Valley National Bancorp's 2025 Annual Meeting of Shareholders to be held on Tuesday, May 20, 2025 at 9:00 a.m. Eastern Time. This year's meeting will again be held in a virtual only format via webcast at www.virtualshareholdermeeting.com/VLY2025.

During the meeting we will reflect on a year marked by significant milestones and challenges. Despite a dynamic and often unpredictable environment, our team has consistently demonstrated resilience and adaptability, achieving several notable successes that we are proud to share with you.

At the Annual Meeting, shareholders will vote on a number of important matters and will have an opportunity to ask questions. Your vote matters. That's why I strongly suggest that you read our annual proxy statement to familiarize yourself with the matters we'll be voting on at this meeting. I also encourage you to read my annual Letter to Shareholders, which appears in our 2024 Annual Report to Shareholders and provides further insight into how we were able to position Valley for sustainable, long-term growth and profitability while maximizing the earnings potential for your investment.

As we look ahead, we remain steadfast in our mission to deliver exceptional value to our stakeholders. The coming year promises to be one of growth and transformation, and we are excited about the opportunities that lie ahead. We will continue to build on our strengths, address challenges head-on, and pursue new avenues for innovation and relevancy in an ever-evolving industry.

As always, I want to thank you, our shareholders, for your continued investment and confidence in Valley.

Ira Robbins
Chairman of the Board of Directors and Chief Executive Officer
Valley National Bancorp

Cautionary Statement Concerning Forward-Looking Statements. This Proxy Statement contains statements that may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about management's confidence and strategies and management's expectations about our business. These statements may be identified by such forward-looking terminology as "intend," "should," "expect," "will," "believe," "view," "opportunity," "allow," "continues," "reflects," "typically," "usually," "anticipate," "may," "estimate," "outlook," "project" or similar statements or variations of such terms. The Company cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to those risks and uncertainties identified under Item 1A. Risk Factors in the Company's Annual Report on Form 10-K for the year ended December 31, 2024. We undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in our expectations, except as required by law. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

70 Speedwell Avenue
Morristown, New Jersey 07960

Notice of Annual Meeting of Shareholders

TO BE HELD TUESDAY, MAY 20, 2025

April 4, 2025

To Our Shareholders:

We hereby invite you to attend the Annual Meeting of Shareholders of Valley National Bancorp ("Valley" or the "Company") to be held at 9:00 a.m., Eastern Time, on Tuesday, May 20, 2025, for the following purposes:

1. To elect 11 directors;
2. To hold an advisory, non-binding vote on our named executive officers' compensation; and
3. To ratify the selection of KPMG LLP as Valley's independent registered public accounting firm for the fiscal year ending December 31, 2025.

This year's Annual Meeting of Shareholders (the "Annual Meeting") will be held in a virtual format through a live audio webcast. You will not be able to attend the Annual Meeting in person. We will provide the live webcast of the Annual Meeting at www.virtualshareholdermeeting.com/VLY2025. For further information on how to participate in the Annual Meeting, see "Information About the Annual Meeting" on page 79 of this Proxy Statement.

You will be permitted to submit live questions at the Annual Meeting just as if you were attending an in-person meeting. Questions may be submitted beginning 30 minutes before the start of the Annual Meeting through www.virtualshareholdermeeting.com/VLY2025.

You will need the 16-digit control number printed on your notice, proxy card, or voting instruction form in order to attend, vote, and ask questions during the meeting. If you have any questions about your control number, please contact the bank, broker, or other institution where you hold your account.

Valley has utilized the U.S. Securities and Exchange Commission rule allowing companies to furnish proxy materials to their shareholders over the internet. This process allows us to expedite our shareholders' receipt of proxy materials, lower the costs of distribution, and reduce the environmental impact of the Annual Meeting. In accordance with this rule, on or about April 4, 2025, we mailed to those current shareholders who were shareholders at the close of business on March 24, 2025, a notice of the Annual Meeting containing a Notice of Internet Availability of Proxy Materials (the "E-Proxy Notice"). The E-Proxy Notice contains instructions on how to access on the internet the Proxy Statement for the Annual Meeting and the 2024 Annual Report to Shareholders and how to execute your proxy card or vote online. The E-Proxy Notice also contains instructions on how to request a paper copy of the proxy materials.

Only shareholders of record at the close of business on Monday, March 24, 2025 are entitled to notice of, and to vote at, the Annual Meeting. Whether or not you plan to attend the Annual Meeting, please vote in accordance with the instructions provided in the E-Proxy Notice. If you receive paper copies of the proxy materials, you may execute and return the enclosed proxy card by mail in the envelope provided or submit your proxy by telephone or via the internet.

Your vote is very important. Regardless of whether you plan to virtually attend the Annual Meeting, we hope you will vote as soon as possible. You may vote your shares by mail, by telephone, or via the internet in advance of the Annual Meeting, or by attending and voting at the Annual Meeting. For further information on how to vote, see "How to Vote" on page 80 of this Proxy Statement. If you vote via the internet or by telephone, or plan to vote virtually at the Annual Meeting, you do not need to mail in a proxy card.

We appreciate your participation and interest in Valley.

By Order of the Board of Directors,

Ira Robbins
Chairman of the Board and Chief Executive Officer

Important Notice Regarding the Availability of Proxy Materials for the 2025 Annual Meeting of Shareholders to be Held on May 20, 2025:

This Proxy Statement for the 2025 Annual Meeting of Shareholders, our 2024 Annual Report to Shareholders, and the proxy card or voting instruction form are available at: **proxyvote.com**.

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Table of Contents

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Proxy Statement Summary

This summary highlights selected information that is discussed in more detail elsewhere in this Proxy Statement. This summary does not contain all of the information you should consider, and you should read the full Proxy Statement before voting. Unless the context otherwise requires, references in this Proxy Statement to "Valley," the "Company," "we," "our," or "us" refer to Valley National Bancorp; references to the "Bank" refer to Valley National Bank, the principal subsidiary of the Company; references to the "Board" refer to our Board of Directors; references to the "common stock" refer to our common stock; and references to the "Annual Meeting" refer to our 2025 Annual Meeting of Shareholders and any and all adjournments or postponements thereof.

Meeting Information

You are entitled to attend the Annual Meeting if you were a shareholder of record on the record date or hold a valid proxy.

DATE AND TIME:
Tuesday, May 20, 2025
9:00 a.m. Eastern Time

LOCATION:
Virtual Meeting:
www.virtualshareholdermeeting.com/VLY2025

RECORD DATE:
March 24, 2025

Meeting Agenda and Board Recommendations

Voting Matter	Board's Recommendation	Pages
Item 1: Election of Directors	FOR each director nominee	pages 7—42
Item 2: Advisory Vote on Named Executive Officer Compensation	FOR	pages 43—76
Item 3: Ratification of Selection of Independent Accounting Firm	FOR	pages 77—78

How to Vote

Your vote is very important. You may vote your shares in advance of the Annual Meeting by mail, by telephone, or via the internet, or by attending and voting at the Annual Meeting. Please refer to the section "How to Vote" on page 80 of this Proxy Statement for detailed voting instructions. If you vote via the internet or by telephone or plan to vote virtually at the Annual Meeting, you do not need to mail in a proxy card.



If you received a paper copy of the proxy materials, send your completed and signed proxy card or voting instruction form using the enclosed postage-paid envelope.



If you received a paper copy of the proxy materials, dial toll-free (1-800-690-6903) or the telephone number on your voting instruction form. You will need the 16-digit control number printed on your notice, proxy card or voting instruction form.



To vote via the internet before the Annual Meeting, visit www.proxyvote.com and follow the on-screen instructions. To vote at the Annual Meeting, visit www.virtualshareholder meeting.com/VLY2025. You will need the 16-digit control number printed on your notice, proxy card, or voting instruction form.



To vote via the internet before the Annual Meeting, you can also use your phone to scan the QR code above. You will need the 16-digit control number printed on your notice, proxy card, or voting instruction form.

A Notice of the Internet Availability of Proxy Materials was sent to our shareholders on or about April 4, 2025

Proxy Statement Highlights

ITEM 1: Election of Directors

Director Nominee Snapshot

The table below provides summary information about the 11 nominees for election as directors at the Annual Meeting. Each director nominee is standing for election to hold office until our next annual shareholder meeting and until his or her successor is duly elected and qualified. Andrew B. Abramson, Peter J. Baum, and Marc J. Lenner will not be standing for reelection at the Annual Meeting. For additional information regarding our director nominees, see "Director Biographies" beginning on page 12 of this Proxy Statement.

Name and Principal Occupation	Independence	Director Since	Committee Membership			
			AC	CC	NC	RC
Ira Robbins Chairman of the Board of Directors and Chief Executive Officer of Valley National Bancorp and Valley National Bank		2018				
Eric P. Edelstein Former Managing Partner at Arthur Andersen LLP	INDEPENDENT	2003	Chair	Member		
Eyal Efrat First Executive Vice President and Chief Information Officer, Head of Technology Division of Bank Leumi Le-Israel B.M.	INDEPENDENT	2025				Member
Peter V. Maio Former Chief Information Officer of Ally Financial, Inc.	INDEPENDENT	2020	Member			Member
Kathleen C. Perrott Former Chief Audit Executive of Accenture PLC	INDEPENDENT	2023	Member			Member
Nitzan Sandor Senior Executive Vice President and Chief Legal Counsel of Bank Leumi Le-Israel B.M.	INDEPENDENT	2024			Member	Member
Suresh L. Sani President of First Pioneer Properties, Inc.	INDEPENDENT	2007		Member	Chair	
Lisa J. Schultz Former Co-head of Capital Markets of Keefe, Bruyette & Woods	INDEPENDENT	2019			Member	Chair
Jennifer W. Steans Chief Executive Officer of Financial Investments Corporation	INDEPENDENT	2018	Member	Chair		
Jeffrey S. Wilks President and Chief Executive Officer of Spiegel Associates	INDEPENDENT	2012			Member	Member
Dr. Sidney S. Williams, Jr. Chief Executive Officer of Crossing Capital Group Inc.	INDEPENDENT	2020	Member			Member

Chair of Committee

Committee member

AC   Audit Committee

CC   Compensation & Human Capital Management Committee (the "Compensation Committee")

NC   Nominating, Governance and Corporate Sustainability Committee (the "Nominating Committee")

RC   Risk Committee

Corporate Governance Highlights

The following illustrate the characteristics of our director nominees as of the Annual Meeting.



91%

10 OF OUR 11 DIRECTOR NOMINEES
are independent; the Chief Executive Officer ("CEO") is the only member of management who is nominated for election



55% DIVERSE

6 OF OUR 11 DIRECTOR NOMINEES
self-identify as female or ethnically diverse

5 YEARS OR LESS

4 of 11 (or 36%)
director nominees have a tenure of 5 years or less, demonstrating our commitment to board refreshment



59 YEARS

AVERAGE AGE
of our director nominees, reflecting our commitment to board refreshment and focus on diversity of experience levels

Governance Best Practices

- Appointment of Independent Lead Director if the role of the Chairman is combined with that of the CEO

  - Independent Lead Director is an active and empowered role with additional duties and responsibilities approved by the Board in early 2025

  - Nominating Committee reviews the performance and position of the Independent Lead Director and makes recommendation to the independent directors who annually elect the Independent Lead Director

- Annual review by the Board of its leadership structure as part of its self-assessment process

- Annual Board evaluation and director retirement policy to help ensure Board refreshment

- Robust annual Board self-evaluation process

  - Self-evaluation process typically conducted by the Chair of the Nominating Committee and our Independent Lead Director, involving both anonymous questionnaires and one-on-one conversations with directors

  - In 2024, reflecting its continued focus on board effectiveness and refreshment, the Nominating Committee:

    - Engaged an outside advisor to conduct the self-evaluation process

    - Adopted a more robust self-evaluation questionnaire to use going forward

- Active and empowered Committee chairs, all of whom are independent; 100% independent directors on the Audit Committee, Compensation Committee, Nominating Committee, and Risk Committee

- The Board and its Committees work with management to diligently monitor and manage risk

- Executive sessions of non-management directors and of independent directors are held, in each case, at least twice per year

- Regular outreach and engagement throughout the year by our CEO, Chief Financial Officer ("CFO"), and Director of Corporate Finance, as well as invitations to shareholders for engagement with the Chair of our Nominating Committee, the Chair of our Compensation Committee, the Chair of our Risk Committee, our CFO, and General Counsel regarding Company strategy, business resilience, performance, corporate governance, enterprise-level risk management, and executive compensation matters

- Majority voting for directors with resignation policy in uncontested elections

- Shareholders holding at least 25% of our outstanding common stock who have continuously held the shares for at least one year may request a special meeting

- No supermajority vote provisions for amendments to By-Laws and Certificate of Incorporation or removing a director from office

- No shareholder rights plan (commonly referred to as a "poison pill")

- Stock ownership guidelines for directors and executive officers; required to hold at least 50% of their required ownership until six months following termination of service with the Company

- Clawback policy permitting cancellation of unvested awards and recoupment of vested equity awards and

- previously paid cash awards in the event of an executive officer's intentional fraud or intentional misconduct

- Clawback policy in the event of a financial restatement in compliance with Nasdaq requirements

- Policies to prohibit hedging and pledging of Company securities by directors and executive officers

- Proxy access for shareholders holding 3% or more of our outstanding common stock for at least three years

For a description of our corporate governance practices, see "Corporate Governance" beginning on page 20 of this Proxy Statement.

ITEM 2: Advisory Vote on our Named Executive Officer Compensation ("Say-on-Pay")

You are being asked to approve on an advisory, non-binding basis the compensation of our named executive officers ("NEOs") as disclosed in this Proxy Statement. For additional information regarding our executive compensation program and our NEO compensation, see "Compensation Discussion and Analysis" beginning on page 45 of this Proxy Statement.

The Board recommends that you vote "FOR" the proposal to approve, on an advisory, non-binding basis, the compensation of our NEOs as disclosed in this Proxy Statement.

2024 Financial Performance

- Net income for the year ended December 31, 2024 was $380.3 million, or $0.69 per diluted common share, as compared with $498.5 million, or $0.95 per diluted common share, for 2023.

- Total deposits increased $833.0 million, or 1.7%, to $50.1 billion at December 31, 2024 as compared with December 31, 2023.

- Total loans decreased $1.4 billion, or 2.8%, to $48.8 billion at December 31, 2024 as compared with December 31, 2023.

- Net interest income on a tax equivalent basis of $1.6 billion for 2024 declined 2.2% from 2023.

- Our net interest margin on a tax equivalent basis declined 11 basis points to 2.85% for 2024 as compared with 2.96% for 2023.

- Net loan charge-offs totaled $201.6 million for 2024 as compared to $62.0 million for 2023. Our total net loan charge-offs to average loans was 0.40% and 0.13% for the years ended December 31, 2024 and 2023, respectively. Non-accrual loans represented 0.74% of total loans at December 31, 2024, compared with 0.58% of total loans at December 31, 2023.

The graphs below summarize certain of the Company's key financial performance metrics for the 2022-2024 three-year performance period: ($ in millions)





*   Net interest income and net interest margin are presented on a fully tax equivalent basis using a 21 percent federal tax rate. Valley believes that this presentation provides comparability of net interest income and net interest margin arising from both taxable and tax-exempt sources and is consistent with industry practice and SEC rules. On an unadjusted basis, net interest income was $1,656, $1,665, and $1,629, and net interest margin was 3.44%, 2.95%, and 2.84%, respectively, for the years ended December 31, 2022, 2023, and 2024.





Total Loans

Total Deposits

Our Compensation Program and 2024 Compensation Determinations

Compensation Philosophy

We believe that the Company's executive compensation should be structured to balance the expectations of our shareholders, our other stakeholders, and our executives. We have adopted a compensation philosophy that seeks to achieve this balance by taking into consideration the following factors:

- **Pay is substantially aligned with performance:** We assess our performance and strive to hold our NEOs and, in particular, our CEO, accountable.

- **We utilize a balanced compensation structure:** We employ a mixture of short-term and long-term financial rewards to our executives.

- **We benchmark our compensation package against our peer group:** We inform our compensation decisions by measuring our practices against bank holding companies that are similar in size and complexity to the Company.

Compensation Elements

Our NEOs' total direct compensation consists of three main elements:

- **Base salary.** Base salary is a customary, fixed element of compensation intended to attract and retain executives. Base salary is the only component of the NEOs' total direct compensation that is not at-risk.

- **Annual non-equity incentive awards.** Awards under our non-equity incentive compensation program are set at target levels that reflect our NEOs' roles and responsibilities, ranging from 80% to 140% of base salary. Potential payout opportunities under the non-equity incentive compensation program are designed to reward achievement of financial results, as well as the achievement of shared and individual strategic and operational goals.

- **Long-term equity incentive awards.** 25% of the value of each NEO's equity incentive award is granted in the form of time-based restricted stock units ("RSUs") that vest pro rata on an annual basis over a three-year period. The remaining 75% is granted in the form of performance-based RSUs that vest based on the Company's adjusted Growth in Tangible Book Value ("GITBV") and relative Total Shareholder Return ("TSR") performance over a three-year performance period. The number of performance-based RSUs earned at the end of the three-year performance period is determined based on our actual adjusted GITBV and relative TSR results compared against target-level GITBV and TSR. The number of shares that can be earned for both GITBV and TSR performance-based RSU awards may range from 0% to 200% of the target, depending on performance.

2024 Compensation Overview

- Based on the critical importance of the Company's strategic and operational objectives for long-term value creation, 60% of our non-equity incentive compensation program is based on the successful completion of such objectives, with the remaining 40% tied to financial objectives. For 2024, 15% of our strategic and operational objectives were tied to risk management and control.

- In 2024, the annual base salaries of our NEOs were increased between 3% and 12%, with the larger increases attributable to promotions.

- In the context of the continuing challenging economic conditions in the banking industry, we did not meet the financial objective under our non-equity incentive program, but we achieved many of our strategic objectives. This mixed performance resulted in our NEOs receiving non-equity incentive awards equal to 73.85% of target on average.

- A significant portion of NEOs' compensation is tied to our adjusted GITBV and relative TSR performance—two metrics under our equity incentive plan that directly align with our shareholders' interests. Our tangible book value performance was strong during the 2022-2024 performance period for our GITBV-based RSU awards, exhibiting year-over-year growth during the period. This resulted in a 103.45% of target payout for these awards. Our cumulative TSR was -2.89% for the three-year performance period ended December 31, 2024, and our percentile rank against the constituent banks comprising the KBW Regional Bank Index (the "KRX Index") was 2.03%. Accordingly, for the 2022 TSR performance-based RSU awards, our performance achievement resulted in zero payout.

2024 Say-on-Pay Results

The Compensation Committee and the Board value the input of our shareholders regarding our NEO compensation. At our 2024 Annual Meeting of Shareholders (the "2024 Annual Meeting"), 97.7% of the shares voted on our "say-on-pay" proposal voted in favor of the Company's executive compensation program.

ITEM 3: Ratification of the Selection of our Independent Registered Public Accounting Firm

You are being asked to ratify the Audit Committee's selection of KPMG LLP as our independent registered public accounting firm for 2025. For additional information regarding the Audit Committee's selection of, and the fees paid to, KPMG LLP, see "Report of the Audit Committee" on page 78 and "Item 3: Ratification of the Selection of Independent Registered Public Accounting Firm" beginning on page 77 of this Proxy Statement.

Election of Directors

The Board is recommending 11 nominees for election as directors at the Annual Meeting. All nominees currently serve as directors on the Board. With the exception of Ms. Sandor, who was appointed to the Board effective November 14, 2024, and Mr. Efrat, who was appointed to the Board effective March 12, 2025, all of our director nominees were elected by you at our 2024 Annual Meeting. If any nominee is unable to stand for election for any reason, the shares represented at the Annual Meeting may be voted for another candidate proposed by the Board, or the Board may choose to reduce its size. The Board has no reason to believe any director nominee is not available or will not serve if elected.

Each director is nominated to serve until our 2026 Annual Meeting of Shareholders (the "2026 Annual Meeting") and until a successor is duly elected and qualified.

Process for Selecting and Nominating Directors

Director Selection and Nomination Process

Under its charter, the Nominating Committee is charged with the review and selection of candidates for nomination to the Board. Following the review and selection process, the Nominating Committee then recommends the candidates to the Board, which approves nominees to be voted upon by our shareholders.

The Nominating Committee reviews the Board's composition as part of the Board self-evaluation process which is undertaken annually to evaluate the performance and needs of the Board. The ultimate goal of this review is to determine whether directors' skills, experience, background, and capabilities align with our long-term corporate strategy and shareholder values and to assist in the identification and vetting of nominees who would make valuable contributions to the Board.

When assessing potential director candidates and the current and future composition of the Board, the Nominating Committee seeks to identify candidates with diverse backgrounds possessing the desired skills, experience, background, and capabilities for a well-rounded Board. The Nominating Committee considers how each candidate's attributes and/or prior board and committee service will contribute to the Board's diversity, broadly defined, and how the candidate will complement the Company's business strategy. Once an initial assessment is completed, the Nominating Committee identifies those candidates who they deem to be best suited for the role. Those candidates then interview with our CEO and Chairman of the Board, the Chair of the Nominating Committee, our Independent Lead Director, as well as other members of the Board, as appropriate. Thereafter, the Nominating Committee, taking into account the feedback of those involved in the assessment process, finalizes its recommendation of nominees to the Board for its approval.

1. Evaluation of Board Composition	2. Identification of Potential Candidates	3. Assessment of Potential Candidates	4. Recommendation of Potential Directors for Approval
Nominating Committee and the Board evaluate Board composition annually to assess alignment of skills, experience, background, and capabilities of the Board as a whole with the Company's needs as its business and strategy evolve	Identification of potential candidates using various sources, including third-party search firm as appropriate	Evaluate and assess candidates looking at qualifications, independence, background, and experience, and other relevant information Our CEO and Chairman of the Board, the Chair of the Nominating Committee, the Independent Lead Director and other members of the Board interview qualified candidates, as appropriate	Nominating Committee recommends potential directors to the Board for approval Shareholders vote on nominees at our annual meeting of shareholders

THE NOMINATING COMMITTEE FOCUSES ON THE FOLLOWING KEY FACTORS WHEN RECOMMENDING CANDIDATES:



EXPERIENCE · INTEGRITY · DIVERSITY · JUDGMENT · A COLLABORATIVE APPROACH IN WORKING WITH OTHERS · THE TIME COMMITMENT AVAILABLE TO THE COMPANY FROM THE NOMINEE

Board Refreshment and Succession Planning

In the last several years, the Nominating Committee has paid particular attention to Board refreshment. The Nominating Committee believes that its actions have demonstrated a continuing commitment to independence and oversight.

The Board believes that diversity of skills, knowledge, expertise, background, experience, and perspectives will enhance the Board's ability to best serve the interests of Valley and its shareholders. To this end, while the Board does not have a specific diversity policy and does not focus on any one of the above factors more than the others, the Board is committed to enhancing the overall diversity of the Board. The Board believes that a balance of director diversity and tenure is a strategic asset to our investors. The range of our directors' tenure encompasses directors who have institutional knowledge of the Company and the competitive environment, complemented by newer directors with varied backgrounds and skills. The robustness of our refreshment strategy combines experience and continuity with new perspectives. It is of critical importance to the Company that the Board engage in a robust annual self-evaluation process and recruit directors who help achieve the goal of a well-rounded Board with diverse perspectives that functions respectfully and effectively as a unit. As a general matter, the Board is guided by the following principles in its refreshment efforts:

- The Board's self-evaluation process facilitates director succession planning as it helps identify opportunities to enhance Board composition and individual performance.

- In connection with the self-evaluation and director nomination processes, the Board will also consider upcoming retirements under its director retirement policy, the average tenure and overall mix of individual director tenures on the Board, the overall mix of diverse skills, knowledge, expertise, background, experience, capabilities, and perspectives of directors, the changing needs of the Company as the banking industry and its business and strategy evolve, feedback from our shareholders, and each individual director's performance and contributions to the work of the Board and its Committees, along with the factors outlined below under "Director Qualifications and Experience" and any other factors the Board deems appropriate at the time.

- Our Board maintains a retirement age of 76 for directors with the understanding that directors may not necessarily serve until their retirement age and with some discretion on the part of the Board to waive the retirement policy. Our retirement age policy is intended to provide for an orderly transition of leadership on the Board and its Committees to facilitate our Board's recruitment of new directors with appropriate skills, knowledge, expertise, background, experience, capabilities, and perspectives.

- The Nominating Committee reviews the Board and Committee self-evaluation process annually to determine whether it is designed effectively and assure that appropriate feedback is being sought and reviewed. The Nominating Committee will periodically consider whether to engage an outside advisor to assist the Board in conducting its self-evaluation process.

Board Evaluation Process

The Board believes that an effective director evaluation process enables it to gain insights into the effectiveness of the Board, its Committees, and its individual members, with the goal of continually enhancing Board performance. In this regard, the Board recognizes that a critical component of an effective self-evaluation is the ability to obtain fulsome and candid feedback from the directors and take appropriate action in response. The following key components of our Board self-evaluation program are designed to achieve these objectives.

Board and Committee Self-Evaluation Forms:

Board and Committee self-evaluation forms are reviewed annually and approved by the Nominating Committee. Directors are then asked to complete the forms for their feedback and observations on an anonymous basis to encourage candid feedback.



One-on-One Director Discussions:

Individual meetings held by our Chairman of the Board, the Chair of the Nominating Committee, and the Independent Lead Director (or a third-party facilitator, if applicable) with each director to obtain feedback about the director's individual performance and contribution and the performance of the Board and its Committees.



Board and Committee Executive Sessions:

Each Committee Chair leads a discussion of committee performance and effectiveness in executive session. The Chair of the Nominating Committee leads a discussion of the results of the Board evaluation in executive session. The self-evaluation process is expected to result in constructive discussion to identify opportunities for improvement.



Communication and Implementation of Feedback:

Following the executive sessions, the Nominating Committee considers the contributions and effectiveness of individual directors (with the support of a third-party facilitator, if applicable) and requests appropriate follow-up actions to be taken by the Independent Lead Director, the Chairman of the Board, or the Chair of the Nominating Committee, as applicable.

In 2024, in keeping with the Board's ongoing commitment to its refreshment efforts, the Nominating Committee:

- Approved (i) a **more robust self-evaluation questionnaire**, adding a number of new questions and topics designed to elicit more detailed and practical feedback regarding the Board's effectiveness in discharging its responsibilities, to assess individual performance and to identify opportunities for overall improvement; and (ii) **talking points for use during the one-on-one discussions** held with each director, designed to facilitate more productive discussions and elicit candid feedback regarding Board and individual performance; and

- Engaged an **outside advisor** to facilitate the annual self-evaluation process.

As part of this engagement, our advisor conducted an evaluation of the Board and interviewed our CEO and Chairman of the Board and each other Board member to understand Company and Board dynamics and to seek input on various topics, including skills that may be relevant now and in the coming years. This process helped to shape the Company's Board refreshment efforts in 2024 and on an ongoing basis.

Director Qualifications and Experience

As addressed above, as part of the annual self-evaluation and director nomination process, the Board and the Nominating Committee consider a number of factors relevant to Board composition, diversity, and effectiveness.

As part of this process, the Nominating Committee is also required to take into account specific qualifications established for members of the Board, as set forth in our Corporate Governance Guidelines, including the qualifications generally outlined below. The Board may waive one or more of these requirements under certain circumstances (the U.S. citizenship requirement was waived for Ms. Sandor and Mr. Efrat). These qualifications include:

- The maximum age for an individual to join the Board is age 65, except that such limitation is inapplicable to a person who, when elected or appointed, is a member of senior management, or who was serving as a member of the Board, of another company at the time of its acquisition by Valley;

- A director is eligible for reelection if the director has not attained age 76 before the time of the annual meeting of the shareholders of the Company. However, the Board in its discretion may extend this age limit for not more than one year at a time for any director, if the Board determines that the director's service for an additional year will sufficiently benefit the Company;

- Each Board member must demonstrate that he or she is able to contribute effectively regardless of age;

- Each Board member must be a U.S. citizen and comply with all qualifications set forth in 12 USC §72;

- A majority of the Board members must maintain their principal residences in the states in which the Bank has branch offices or within 100 miles from the Bank's principal office;

- Board members must satisfy applicable stock ownership guidelines, as described below under "Compensation of Directors – Director Stock Ownership Guidelines;"

- Unless there are mitigating circumstances (such as medical or family emergencies), any Board member who attends less than 85% of the Board and assigned committee meetings for two consecutive years will not be nominated for reelection;

- Each Board member must prepare for meetings by reading information provided prior to the meeting. Each Board member should participate in meetings, for example, by asking questions and by inquiring about policies, procedures, or practices of Valley;

- Each Board member is expected to be above reproach in his or her personal and professional lives and his or her financial dealings with Valley, the Bank, and the community;

- If a Board member (i) has his or her integrity challenged by a governmental agency (indictment or conviction), (ii) files for personal or business bankruptcy, (iii) materially violates the Code of Conduct and Ethics, or (iv) has a loan made to or guaranteed by the director classified as doubtful, the Board member shall resign upon the request of the Board. If a loan made to a director or guaranteed by a director is classified as substandard and not repaid within six months, the Board may ask the director to resign;

- No Board member may serve on the board of directors of any other bank or financial institution or on the board of directors of more than two other public companies while a member of the Board without the approval of the Board;

- Board members should understand basic financial principles and represent a variety of areas of expertise and diversity in personal and professional backgrounds and experiences;

- Each Board member should be an advocate for the Bank within the community; and

- To the extent it is convenient, it is expected that the Bank's services will be utilized by the Board member for his or her personal and business affiliations.

In addition to the above qualifications, the following criteria are also considered by the Nominating Committee when evaluating director candidates in accordance with our policy regarding the nomination of director candidates:

- Appropriate mix of educational background, professional background, and business experience to make a significant contribution to the overall composition of the Board;

- Whether the candidate would be considered a financial expert or financially literate as described in SEC and Nasdaq rules;

- Whether the candidate would be considered independent under Nasdaq rules;

- Demonstrated character and reputation, both personal and professional, consistent with that required for a bank director;

- Willingness to apply sound and independent business judgment;

- Ability to work productively with the other members of the Board; and

- Availability for the substantial duties and responsibilities of a Valley director.

Skills Matrix. In assessing the qualifications of our director nominees, the Nominating Committee considers a matrix that represents certain of the skills, experience, or attributes that the Nominating Committee identified as valuable to the effective oversight of the Company and execution of its business and strategy, as well as the age and tenure of the directors. The following matrix sets forth such skills, experience, or attributes and identifies those director nominees that possess them. This matrix provides a summary only. It does not encompass all of the skills, experience, or attributes of our director nominees and does not suggest that a nominee who is not listed as having a particular skill, experience, or attribute does not possess that particular skill, experience, or attribute or is unable to contribute to the decision-making process in that area.

	Robbins	Edelstein	Efrat	Maio	Perrott	Sandor	Sani	Schultz	Steans	Wilks	Williams
DEMOGRAPHICS											
Age	50	75	49	64	62	45	60	63	61	65	56
Tenure Years	7	21	0	5	1	0	17	6	7	13	4
SKILLS											
Audit – Accounting experience at an accounting firm or at a public or private company	•	•			•			•	•	•	•
Capital Markets – Experience in capital markets with investment banking or funds management company	•		•			•		•		•	•
Core Industry – Experience in the banking industry	•		•	•		•		•	•	•	•
Innovation, Technology & Cyber – Experience in IT, cyber security or digital technology			•	•	•						
Market Knowledge – Experience in an industry relevant to Valley's businesses	•		•			•	•	•	•	•	•
Risk – Experience with risk management in investment banking, insurance or bank regulatory matters at a public or private company	•	•	•	•	•	•		•	•	•	•
Senior Executive – Experience as an executive of a public or private company	•	•	•	•	•	•	•	•	•	•	•
Social/Charitable – Executive or board member with social or charitable responsibilities	•			•	•		•		•	•	•

Director Biographies

The biography of each director is set out below and contains information regarding the individual's tenure as a director, his or her age, business experience for at least the last five years, any other public company directorships held during the last five years, and the experiences, qualifications, attributes, or skills that caused the Nominating Committee and the Board to determine that the person should be nominated to serve as a director. Unless otherwise indicated below, each director nominee has served in his or her current position for at least five years.

IRA ROBBINS

CHIEF EXECUTIVE OFFICER OF VALLEY NATIONAL BANCORP AND VALLEY NATIONAL BANK, CHAIRMAN OF THE BOARD



AGE:

50

DIRECTOR SINCE:

2018

Mr. Robbins is Chairman of the Board and CEO of the Company and the Bank, allowing him to approach his director role from a unique perspective. He joined Valley in 1996 as part of the Bank's Management Associate Program and has grown along with the Company. From college student to thought leader, his nearly 30-year career at Valley has seen him through several key positions where his invaluable contributions have helped shape Valley's growth and success. As CEO, Mr. Robbins has led Valley into the future while keeping true to the Company's roots as a local bank. In an ever-evolving digital and mobile world, Mr. Robbins and the rest of Valley's leadership team strive to create a stronger, faster, more efficient and more responsive organization. His vision for success is building a purpose-driven organization which includes embracing innovation, being customer-centric, promoting social responsibility and empowering Valley's associates.

Mr. Robbins earned his Bachelor of Science degree in Finance and Economics from Susquehanna University, his Master of Business Administration in Finance from Pace University and is a graduate of Stonier Graduate School of Banking. He is a Certified Public Accountant ("CPA") (inactive) in New Jersey and is a member of both the New Jersey Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

Mr. Robbins serves on the board of directors of the Mid-Size Bank Coalition of America, the New Jersey Bankers Association ("NJBA"), the New York Bankers Association and the Federal Home Loan Bank of New York ("FHLBNY"). He also serves on the board of directors of the Jewish Vocational Service of MetroWest New Jersey and is on the Morris Habitat for Humanity Leadership Council. Mr. Robbins takes great pride in community outreach and is an active supporter of several other philanthropic organizations in his community as well.

ANDREW B. ABRAMSON

PRESIDENT AND CHIEF EXECUTIVE OFFICER, VALUE COMPANIES, INC.



AGE:

71

DIRECTOR SINCE:

1994

Mr. Abramson is President and CEO of Value Companies, Inc., a real estate development and property management firm. He is a licensed real estate broker in the States of New Jersey and New York and is a licensed building contractor in the State of Florida. He is the co-founder and treasurer of the Cure Breast Cancer Foundation, Inc., a 501(c)(3) not-for-profit charity that supports innovation and groundbreaking breast cancer research. Mr. Abramson graduated from Cornell University with a Bachelor of Science degree, and a Master of Science degree, both in Civil Engineering. With over 40 years as a business owner, an investor and developer in real estate, he brings management, financial and real estate market experience and expertise to the Board.

Mr. Abramson will not be standing for reelection at the Annual Meeting.

PETER J. BAUM

CHIEF FINANCIAL OFFICER AND CHIEF OPERATING OFFICER OF ESSEX MANUFACTURING, INC. AND BAUM-ESSEX MANUFACTURING (H.K.), LTD.



AGE:

69

DIRECTOR SINCE:

2012

Mr. Baum is the CFO and Chief Operating Officer of Essex Manufacturing, Inc. ("Essex") and Baum-Essex Manufacturing (H.K.), Ltd. Mr. Baum joined Essex in 1978 as an Asian sourcing manager. Essex has been in business for over 70 years and manufactures and imports various consumer products from Asia. Essex distributes these products to large retail customers in the U.S. and globally.

Mr. Baum graduated from The Wharton School at the University of Pennsylvania in 1978 with a Bachelor of Science degree in Economics. He brings over 45 years of business experience, including as a business owner for 25 years, as well as financial experience and expertise to the Board. Mr. Baum's business experience includes serving as a managing partner of 600 Palmyrita LLC, a company which owns and leases a warehouse facility, and P&B West Coast Realty, LLC, a company which owns and invests in commercial real estate. Mr. Baum appears on CNBC (U.S. & Asia) providing commentary on Asia developments.

Mr. Baum will not be standing for reelection at the Annual Meeting.

ERIC P. EDELSTEIN

FORMER MANAGING PARTNER AT ARTHUR ANDERSEN LLP



AGE:

75

DIRECTOR SINCE:

2003

Mr. Edelstein is a former Executive Vice President and CFO of Griffon Corporation, a diversified manufacturing and holding company, and a former Managing Partner at Arthur Andersen LLP, an accounting firm. He was employed by Arthur Andersen LLP for 30 years and held various roles in the accounting and audit division, as well as the management consulting division. He is also a former Director of Aeroflex Incorporated, a manufacturer of microelectronic, test, and measurement products, and Computer Horizon Corp., a provider of information technology services to telecommunications, insurance, finance, and manufacturing corporations. Mr. Edelstein received his Bachelor of Business Administration degree and his Master of Professional Accounting degree from Rutgers University. With over 30 years of experience as a practicing CPA and as a management consultant, he brings to the Board in-depth knowledge of generally accepted accounting principles and auditing standards as well as a wide range of business expertise. He has worked with audit committees and boards of directors in the past and provides the Board with extensive experience in auditing and preparation of financial statements.
Mr. Edelstein currently serves as a consultant.

EYAL EFRAT

FIRST EXECUTIVE VICE PRESIDENT & CHIEF INFORMATION OFFICER, HEAD OF TECHNOLOGY DIVISION OF BANK LEUMI LE ISRAEL B.M.



AGE:

49

DIRECTOR SINCE:

2025

Mr. Efrat has served as First Executive Vice President & Chief Information Officer, Head of Technology Division for Bank Leumi Le-Israel B.M. ("Bank Leumi" or "BLITA") since January 2024. Prior to that role, Mr. Efrat served as First Executive Vice President & Head of Strategy, Digital and Data of Bank Leumi from October 2021 until December 2023. Mr. Efrat joined Bank Leumi from Harel Insurance Investments and Financial Services Ltd., the largest insurance and financial group in Israel, operating in insurance, asset management and credit segments ("Harel"), where he served as Executive General Manager – Tech Division Chief Information Officer from 2018 to 2021, Senior Vice President – Long Term Investments and Savings and Chief Digital Officer from 2015 to 2018, and as Vice President – Long Term Investment and Savings from 2008 to 2015. Prior to joining Harel, Mr. Efrat served in various positions of increasing responsibility at Clal Insurance Enterprises Holdings Ltd., an Israel-based insurance and financial services company, from 1999 until 2008. Mr. Efrat currently serves as a board member of Garage VC, a venture capital fund for startups in fintech, artificial intelligence and cyber, and as Chairman of Leumi Capital Markets. He also serves on the advisory board of Scanovate Ltd., an identity management company that provides a digital identity management platform for financial institutions, and Dell EMC EMEA. Mr. Efrat earned a Bachelor of Arts degree in business with a specialization in Information Systems and Finance from Ono Academic College, as well as his Master of Business Administration degree in Business Management and Finance from Baruch College. Mr. Efrat brings over 25 years of experience as a business and tech leader in the Israel financial sector, leading impactful technological and business transformations at major financial institutions.

MARC J. LENNER

CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER OF LESTER M. ENTIN ASSOCIATES



AGE:

59

DIRECTOR SINCE:

2007

Mr. Lenner has served as the CEO and CFO at Lester M. Entin Associates ("Lester"), a real estate development and management company, since January 2000 after serving in various other executive positions within the company. He has experience in multiple areas of commercial real estate markets throughout the country (with a focus in the New York tri-state area), including management, acquisitions, financing, development, and leasing. Mr. Lenner is the President, Treasurer and Director of The Lester M. & Sally Entin Foundation, a charitable foundation where he manages a multi-million dollar equity and bond portfolio. Prior to Lester, he was employed by Hoberman Miller Goldstein and Lesser, P.C., an accounting firm. He attended Muhlenberg College where he earned a Bachelor of Business Administration degree and a Bachelor of Accounting degree. With his financial and professional background, he provides management, finance, investing and real estate experience to the Board.

Mr. Lenner will not be standing for reelection at the Annual Meeting.

PETER V. MAIO

FORMER CHIEF INFORMATION OFFICER OF ALLY FINANCIAL, INC.



AGE:

64

DIRECTOR SINCE:

2020

Mr. Maio is a former Chief Information Officer at Ally Financial, Inc., with responsibility for Customer Information and Analytics and Corporate Technology. Prior to joining Ally, he held various technology leadership positions in large financial services companies including CIT, Charles Schwab, and Fidelity Investments. Mr. Maio served on the board of advisors of the North Carolina Technology Association from 2015 to 2018. Mr. Maio currently serves as a consultant.

Mr. Maio holds a Bachelor of Science degree in Economics from The Wharton School at the University of Pennsylvania and a Master of Business Administration degree in Information Systems and International Business from The Stern School of Business at New York University. In 2020, Mr. Maio earned the Computer Emergency Response Team ("CERT") Certificate in Cybersecurity Oversight issued by the CERT Division of the Software Engineering Institute at Carnegie Mellon University. In 2023, Mr. Maio completed the ESG Executive Certificate Senior Leaders Program at The Wharton School Aresty Institute of Executive Education, University of Pennsylvania.

Mr. Maio also volunteers as a member of the board of directors of Greater Pike (Pennsylvania) Community Foundation, a not-for-profit institution supporting regional charitable causes.

With more than 35 years of technology experience in financial services firms, Mr. Maio brings to the Board in-depth experience in formulating and executing information technology strategy as well as experience of technology solution delivery driven from business-based vision.

KATHLEEN C. PERROTT

FORMER CHIEF AUDIT EXECUTIVE OF ACCENTURE PLC



AGE:

62

DIRECTOR SINCE:

2023

Ms. Perrott served as Chief Audit Executive at Accenture PLC ("Accenture"), a global public professional services firm, from September 2014 to August 2020 and retired from the firm in February 2021. Prior to taking on the role of Chief Audit Executive, Ms. Perrott held a number of roles of increasing responsibility at Accenture, including as Global Finance Lead for several different functional service lines from 1992 to 2003, Technology CFO from 2003 to 2009, North America CFO from 2009 to 2012, and Internal Audit Managing Director from 2012 to 2014. Prior to joining Accenture, Ms. Perrott served in various public accounting roles in the external audit practice of Arthur Andersen & Co. from 1985 to 1992. Ms. Perrott earned a Bachelor of Arts degree in Political Science with a concentration in Accounting from Duke University. Ms. Perrott has served on the board of directors of Clearwater Marine Aquarium, a non-profit organization committed to the rescue, rehabilitation and release of injured marine life, since 2021, and assumed the Chair position effective January 1, 2025. She has also served on the Finance Advisory Board for the town of Belleair in Florida since 2022 and on the board of directors of Morton Plant Mease Health Care Foundation since 2023. Ms. Perrott brings to the Board expertise in audit, risk assessment, and risk management with a specific focus on financial, operational, information technology, information security, and cyber risks.

NITZAN SANDOR

SENIOR EXECUTIVE VICE PRESIDENT AND CHIEF LEGAL COUNSEL OF BANK LEUMI LE-ISRAEL B.M.



AGE:

45

DIRECTOR SINCE:

2024

Ms. Sandor serves as Senior Executive Vice President, Chief Legal Counsel of Bank Leumi. Prior to taking on this role at Bank Leumi in September 2024, Ms. Sandor served as Executive Vice President, Chief Legal Counsel of Israel Discount Bank ("IDB") from August 2022 until July 2024. While at IDB, Ms. Sandor also served as a director of its subsidiaries, Israel Discount Bank of New York from October 2022 until July 2024 and Israel Credit Cards Ltd. from September 2023 until May 2024. Prior to joining IDB, Ms. Sandor was a partner at the Israeli law firm FISCHER (FBC & Co.) ("FISCHER") from January 2013 until June 2022 and served as Co-Head of the firm's Capital Markets practice in 2022 prior to her departure. Ms. Sandor began her career at FISCHER as an intern in March 2004 and became an associate at the firm in June 2005. Ms. Sandor received her Bachelor of Laws degree from Tel Aviv University in 2004. Ms. Sandor brings to the Board over 20 years of experience in the legal industry, as well as extensive capital markets experience and banking industry knowledge. Ms. Sandor's service on the boards of directors of other banking organizations provides the Board with a multifaceted governance perspective.

SURESH L. SANI

PRESIDENT OF FIRST PIONEER PROPERTIES, INC.



AGE:

60

DIRECTOR SINCE:

2007

Mr. Sani serves as president of First Pioneer Properties, Inc. ("First Pioneer"), a commercial real estate management company. Mr. Sani joined First Pioneer in 1989 and is responsible for the acquiring, financing, developing, leasing, and managing of real estate assets. He has over 35 years of experience in managing and owning commercial real estate in Valley's lending market area. Mr. Sani is also a former Real Estate associate at the law firm of Shea & Gould LLP and serves as General Counsel for First Pioneer. With that responsibility, Mr. Sani has considerable experience in different areas of law including real estate, tax, land use, government regulatory, and labor. Mr. Sani received his Bachelor degree from Harvard College and a Juris Doctor degree from the New York University School of Law. He brings a legal background, small business network management and real estate expertise to the Board.

LISA J. SCHULTZ

FORMER CO-HEAD OF CAPITAL MARKETS OF KEEFE, BRUYETTE & WOODS



AGE:

63

DIRECTOR SINCE:

2019

Ms. Schultz retired as co-head of Capital Markets at Keefe, Bruyette & Woods, Inc. ("KBW"), as of year-end 2018. She joined KBW, a financial services oriented investment bank, as part of the merger between Stifel Financial Corp. ("Stifel") and KBW. Ms. Schultz joined Stifel as part of the merger between Stifel and Ryan, Beck & Co., where she was the Director of Equity and Fixed Income Capital Markets. During her tenure, she has had primary responsibility for raising billions of dollars of capital for U.S. depository institutions. She started her career at Drexel Burnham Lambert Inc. Ms. Schultz received her Bachelor degree from Simmons College in 1983. With Ms. Schultz's experience, she brings to the Board expertise in strategic positioning, investor perspective, capital alternatives, and the financial services markets.

JENNIFER W. STEANS

CHIEF EXECUTIVE OFFICER OF FINANCIAL INVESTMENTS CORPORATION



AGE:

61

DIRECTOR SINCE:

2018

Ms. Steans is the CEO of Financial Investments Corporation, a private asset management firm, where she oversees private equity investments and the Steans Family Office operations. She was the former Chair of USAmeriBancorp, Inc. until its merger with Valley in 2018. Ms. Steans also serves on the board of directors of Arabella Advisors and Laramar and is on the advisory board for 5th Century Partners, Prairie Capital, and Siena Capital Partners. She also serves on the Executive Committee of The Commercial Club of Chicago.

Prior to her existing positions, Ms. Steans served as a director of MB Financial ("MBFI"), a publicly traded regional bank holding company located in Chicago. She also served as a Director of Cole Taylor Bank and Taylor Capital before being acquired by MBFI. Ms. Steans is active in the nonprofit community, serving on several boards, including Chair of Navy Pier, the past Chair of Ravinia Festival, Chair of the Health Equity Advisory committee of RUSH University Medical Center, and Trustee of DePaul University and World Business Chicago.

She is also involved in many community organizations and ventures in the Greater Chicago Area.

Ms. Steans brings a strong financial background, experience in risk management, knowledge about banking strategy and a diverse background to the Board. She received a Bachelor of Science degree in Mathematics from Davidson College and a Master of Business Administration degree from the Kellogg School of Management at Northwestern University. In 2013, she was named as one of American Banker's 25 Most Powerful Women in Finance.

JEFFREY S. WILKS

PRESIDENT AND CHIEF EXECUTIVE OFFICER OF SPIEGEL ASSOCIATES



AGE:

65

DIRECTOR SINCE:

2012

Mr. Wilks is the CEO of Spiegel Associates Inc., a real estate ownership and development company. He served as a director of State Bancorp, Inc. ("SBI") from 2001 to 2011 and was appointed to the Board in connection with Valley's acquisition of SBI in January 2012. From 1992 to 1995, he was an Associate Director of Sandler O'Neill, an investment bank specializing in the banking industry. Prior to that, Mr. Wilks was a Vice President of Corporate Finance at NatWest USA and Vice President of NatWest USA Capital Corp. and NatWest Equity Corp., each an investment affiliate of NatWest USA. He serves on the board of directors of the Museum at Eldridge Street, is a member of the board of directors of City Parks Foundation and The Association for a Better Long Island. Mr. Wilks served as director of the Banking and Finance Committee of the United Jewish Appeal Federation of New York from 1991 to 2001.

He earned his Bachelor of Science in Business Administration degree in Accounting and Finance from Boston University and brings to the Board experience in banking, finance, and investments.

DR. SIDNEY S. WILLIAMS, JR.

CHIEF EXECUTIVE OFFICER OF CROSSING CAPITAL GROUP INC.



AGE:

56

DIRECTOR SINCE:

2020

Rev. Dr. Sidney S. Williams, Jr. has more than 30 years of experience in corporate and community development, which enables him to contribute a unique set of experiences and expertise to the Board. While working for first-tier investment banks, he participated in over $10 billion in public equity and debt offerings, acquisitions, mergers, joint ventures and intellectual property licensing. His board expertise includes ESG, DEI, audit and investments.

Dr. Williams is a graduate of the Wharton School of Business at the University of Pennsylvania and completed his undergraduate studies in finance at Howard University. After a brief, but successful, career on Wall Street, Dr. Williams earned a Master of Divinity degree from the Wesley Theological Seminary and subsequently a Doctorate in Ministry degree from Payne Theological Seminary. He has also written dozens of articles and two books.

In addition to serving as the lead pastor of Bethel Church in Morristown, New Jersey (a historic African Methodist Episcopal Church) and serving on several non-profit boards of directors, Dr. Williams is also the founder and CEO of Crossing Capital Group Inc. ("CCG"), a New Jersey benefit corporation that seeks to address the structural inequities in underfinanced communities by providing a proprietary approach toward reimagining physical assets. With deep expertise in the context, culture and customs of these communities, CCG employs the F.I.S.H.ing Differently framework to advise Black, Indigenous, People of Color anchor institutions on how to monetize their mission and to collaborate with place-based investors.

Directors Whose Service on the Board Will Conclude at the Annual Meeting

Andrew B. Abramson, Peter J. Baum, and Marc J. Lenner will not be standing for reelection and will cease serving on the Board effective as of the Annual Meeting.

Mr. Abramson joined the Board in 1994 and leaves the Board after 30 years of service to the Company and its shareholders.

Mr. Baum joined the Board in 2012 and leaves the Board after 12 years of service to the Company and its shareholders.

Mr. Lenner joined the Board in 2007 and leaves the Board after 17 years of service to the Company and its shareholders.

We sincerely thank Mr. Abramson, Mr. Baum, and Mr. Lenner for their significant contributions to the Board and our shareholders throughout their respective terms of service on our Board.

The Board recommends a vote "FOR" election of each of the 11 director nominees to serve until the next annual meeting.

Corporate Governance

We are committed to our corporate governance practices, which we believe help us sustain our success and build long-term value for our shareholders. The Board oversees the Company's strategic direction and the performance of our business and management. Our governance structure enables independent, experienced, and accomplished directors to provide advice, insight, guidance, and oversight to advance the interests of the Company and our shareholders. Periodically, these governance practices are reviewed by senior management, legal counsel, and the Board.

Engagement

Stakeholder Engagement

Our Board believes engagement with stakeholders enhances transparency and our perspectives, and helps us to prioritize our goals. In this regard, management and the Chairs of our Compensation Committee, Nominating Committee, and Risk Committee, proactively engage with our shareholders throughout the year in a variety of forums. Our interactions cover a broad range of business and governance topics, including strategy and execution, Board refreshment, executive compensation practices, risk oversight, sustainability, culture, and human capital. These exchanges with shareholders also provide us with a valuable understanding of our shareholders' perspectives and meaningful opportunities to share our views with them. Shareholder input is shared with the Board and the Board is provided with the opportunity to discuss and ask questions about shareholder feedback. Management also communicates to shareholders the Board's willingness to meet with them upon request. We believe our regular engagements with our shareholders have been productive and provide an open exchange of ideas and perspectives for both the Company and its shareholders. A brief description of our shareholder engagement efforts in 2024 is outlined below.

WHO WE ENGAGE	HOW WE COMMUNICATE	HOW WE ENGAGE	2024 ENGAGEMENTS
• Institutional shareholders • Retail shareholders • Analyst community	• Annual Report • Proxy Statement • SEC filings • Press releases • Firm website • Annual Corporate Social Responsibility Report • Our ESG Report • Investor presentations	• Quarterly earnings calls • Investor conferences • Annual shareholder meeting • Shareholder Outreach Program • Direct communication with investors	Senior Management: • Had approximately 150 in-person or virtual meetings and calls with investors • Attended 9 in-person or virtual conferences, and non-deal roadshows • Our CEO presented at Valley's 2024 Annual Meeting and is expected to do so again at this year's meeting

On sustainability matters, we welcome the views of an even broader range of stakeholders who serve as critical partners to the Company in identifying our key sustainability areas of impact. We regularly engage with these stakeholders to ensure that we understand their views and concerns. This diverse engagement is designed to ensure that we are prioritizing issues that are important to both our stakeholders and our long-term business success. For example, our CEO and senior executives engage with national consumer policy groups to discuss issues related to Valley's products, policies, customer-facing practices, communications, and public policy issues. We also engage periodically with organizations on environmental and social issues and provide philanthropic support to a broad range of nonprofit organizations that work on issues that are important to Valley. Management shares insights and feedback from these relationships and engagements with the Board.

The Board and senior management are committed to maintaining a strong corporate culture that instills and enhances a sense of purpose, participation, and personal accountability on the part of all of Valley's associates. Senior management, including our CEO, holds virtual "town halls" with our associates on a regular and frequent basis.

The Board and senior leaders commit significant time to meeting with our regulators. Frequent interaction helps us learn firsthand from regulators about matters of importance to them and their expectations of us. It also gives the Board and management a forum for keeping our regulators well-informed about Valley's performance and business practices.

2024 Shareholder Proposal. At our 2024 Annual Meeting, a shareholder proposal requesting the adoption of a policy limiting executive severance benefits to 2.99 times salary plus target bonus was presented for a vote but did not pass. The proposal was supported by holders of approximately 36% of the votes cast. We considered the outcome of the proposal and related feedback from our shareholder engagement efforts and determined not to adopt the requested policy. In particular, we considered that over 97% of the votes cast on our 2024 say-on-pay proposal were voted in favor of our executive compensation program, which includes our executive severance program. Additionally, in December 2024, we adopted the Valley National Bank Executive Severance Plan which provides for severance benefits to certain key employees, including our named executive officers other than our CEO, in connection with termination of employment in both change in control ("CIC") and non-CIC scenarios. The plan does not include any severance multiplier in excess of 2.00.

Shareholder Rights

Valley's Certificate of Incorporation and By-Laws provide shareholders with important rights, including:

- Majority voting for directors with resignation policy in uncontested elections;

- Shareholders continuously holding at least 25% of outstanding common stock for a period of at least one year may call a special meeting;

- Proxy access for shareholders holding 3% of outstanding common stock for three years;

- No supermajority vote provisions for amendments to the Certificate of Incorporation or By-Laws or removing a director from office; and

- No shareholder rights plan (commonly referred to as a "poison pill").

Board of Directors Matters

Director Independence

The Board has determined that 13 of our 14 current directors (and 10 out of our 11 director nominees) and all current members of the Nominating, Compensation, and Audit Committees are "independent" for purposes of the independence standards of Nasdaq, that all of the members of the Audit Committee are also "independent" for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that all of the members of the Compensation Committee meet heightened independence standards under Nasdaq and SEC rules. Our independent directors currently are: Andrew B. Abramson, Peter J. Baum, Eric P. Edelstein, Eyal Efrat, Marc J. Lenner, Peter V. Maio, Kathleen C. Perrott, Nitzan Sandor, Suresh L. Sani, Lisa Schultz, Jennifer W. Steans, Jeffrey S. Wilks, and Dr. Sidney S. Williams, Jr.

With respect to Mr. Wilks, in determining that he was independent, the Board recognized that his spouse benefits from leasing a branch to the Bank. As set forth in the section "Certain Transactions with Management," the annual lease payments are made to a limited partnership from which Mr. Wilks's spouse benefits. The limited partnership is part of a much larger entity from which Mr. Wilks's spouse also benefits. The lease payments are less than 0.5% of the annual gross revenue of the larger organization. The annual lease payments are $190,000. This payment has remained fixed since Valley acquired the branch in a merger in 2011, and the lease terms do not provide for any annual increases. Based upon these factors, the Nominating Committee and the Board reached the judgment that because the lease transaction is de minimis to Mr. Wilks, Mr. Wilks is independent.

With respect to Ms. Sandor and Mr. Efrat, in determining that each of them is independent, the Board recognized that Ms. Sandor and Mr. Efrat are affiliated with BLITA, which owns approximately 13.0% of Valley's common stock and has entered into certain agreements with Valley as described below.

In connection with our acquisition of Bank Leumi USA in 2022, Valley and BLITA entered into an Investor Rights Agreement, which provides that, (i) for so long as BLITA holds a number of shares of Valley common stock greater than or equal to 12.5% of the shares of Valley common stock issued and outstanding as of immediately following (and giving effect to) the merger, BLITA has the right to designate two directors to each of the Valley Board and the Bank Board (currently Ms. Sandor and Mr. Efrat) and (ii) for so long as BLITA holds a number of shares of Valley common stock greater than or equal to 5% of the shares of Valley common stock issued and outstanding as of immediately following (and giving effect to) the merger, BLITA has the right to designate one director to each of the Valley Board and the Bank Board. BLITA designees must meet the director qualification and eligibility criteria of the Nominating Committee applicable generally to members of the Board and Board nominees and be approved by the Nominating Committee. In addition, for so long as at least one BLITA designee is serving on the Valley Board, one BLITA designee will be entitled to serve on the Nominating Committee, the Risk Committee, and the Executive Committee of the Board.

The Investor Rights Agreement also provides that, from April 1, 2022 until (i) BLITA ceases to own at least 12.5% of Valley's outstanding common stock and (ii) BLITA terminates its obligation to own Valley common stock under the Investor Rights Agreement, BLITA is entitled to designate one individual to be a non-voting observer on the Board. Subject to certain exceptions, during such period as BLITA is entitled to designate a director to the Board, (i) with respect to certain specified matters, BLITA will vote its shares of Valley common stock in accordance with the recommendation of the Board and (ii) BLITA will be subject to certain standstill restrictions. The Investor Rights Agreement further provides that BLITA will be entitled to certain registration rights and certain preemptive rights with respect to certain issuances of common stock.

Valley and BLITA also entered into a Business Cooperation Agreement whereby the parties agreed to certain understandings regarding business cooperation matters. This agreement is discussed further under the heading "Certain Transactions with Management."

To assist in making determinations of independence, the Board has concluded that the following relationships are immaterial and that a director whose only relationship with the Company falls within these categories is independent:

- A loan made by the Bank to a director, his or her immediate family, or an entity affiliated with a director or his or her immediate family, or a loan personally guaranteed by such persons if such loan (i) complies with federal regulations on insider loans, where applicable; and (ii) is not classified by the Bank's credit risk department or independent loan review department, or by any bank regulatory agency which supervises the Bank;

- A deposit, trust, insurance brokerage, investment advisory, or similar customer relationship between Valley and a director, his or her immediate family, or an affiliate of his or her immediate family if such relationship is on customary and usual market terms and conditions;

- The employment by Valley of any immediate family member of the director if the family member serves below the level of Senior Vice President;

- Annual contributions by Valley to any charity for which a director or any immediate family member serves on the Board if the contributions do not exceed the greater of (i) $60,000 or (ii) 5% of the charity's annual revenues in the calendar year;

- Payments for property or services that Valley made, or received from, a business in which (i) a director and his or her immediate family members, own less than 5% of the equity interests of that business and (ii) neither the director nor any immediate family member serves as an executive officer or partner (other than limited partner) of the business; or

- Payments for property or services that Valley made, or received from, a business in which (i) the director, together with his or her immediate family members, own more than 5% of the equity interests of that business or (ii) a director or immediate family member serves as an executive officer or general partner of the business, if the annual aggregate payments to such business in the current or last year do not exceed the greater of $200,000 or 5% of the gross revenues of the business in such year.

In determining the independence status of each of our independent directors, the Board considered (i) the banking relationships summarized in the table below, (ii) contributions to charitable organizations on which the director or their spouse served as a director, as noted in the table below, and (iii) the information set forth under "Certain Transactions with Management."

Name	Loans*	Trust Services/Assets Under Management	Relationship with the Bank	Professional Services to Valley
Andrew B. Abramson**	Commercial and Residential Mortgages, Personal and Commercial Line of Credit	None	Checking, Savings, Certificate of Deposit	None
Peter J. Baum**	Commercial Mortgage	None	Checking	None
Eric P. Edelstein	Residential Mortgage	None	Checking	None
Eyal Efrat	None	None	None	None
Marc J. Lenner	Commercial and Residential Mortgages, Personal and Home Equity Lines of Credit	None	Checking, Certificate of Deposit, Money Market, IRA	None
Peter V. Maio	None	None	Checking, Certificate of Deposit, Money Market	None
Kathleen C. Perrott	Home Equity Line of Credit, Installment Loan	None	Checking, Certificate of Deposit	None
Nitzan Sandor	None	None	None	None
Suresh L. Sani	Commercial Mortgage	None	Checking, Certificate of Deposit, Money Market	None
Lisa J. Schultz	None	None	Checking, Money Market	None
Jennifer W. Steans	None	None	None	None
Jeffrey S. Wilks	Commercial Mortgage, Personal Line of Credit	None	Checking	None
Dr. Sidney S. Williams, Jr.**	None	None	Checking, Money Market	None

* In compliance with Regulation O.

** The Board also considered charitable contributions to entities with which the director is affiliated.

Board Leadership Structure and the Board's Role in Risk Oversight

Independent Oversight Structure & Independent Lead Director

The Board believes that an independent oversight function is the foundation of good corporate governance. Since 2014, when the Board first created the position, we have utilized an independent lead director to assure that the Board continuously has independent leadership. We understand that some companies utilize an independent chairperson and others, an independent lead director or presiding director. We also believe the structure of independent leadership should be examined regularly. To this end, the Board carefully considers on an annual basis the independent leadership structure of the Board and maintains a flexible policy regarding the issue of whether the position of Chairman should be held by an independent director. For 2024, the Board determined to continue to combine the Chairman and CEO positions. Considering the performance of Mr. Robbins since he was appointed CEO, the Board determined that electing him as Chairman was appropriate and that he was best suited to contribute to long-term shareholder value by serving as Chairman.

In order to provide strong independent Board leadership when the position of Chairman and CEO are held by the same person or the Chairman is not independent, the independent members of the Board will elect an independent director to serve as the independent lead director with the substantial leadership responsibilities, duties, and authority summarized below. In 2022, Mr. Eric P. Edelstein was elected as independent lead director of the Board (the "Independent Lead Director") and was most recently reelected to the role in May 2024. As provided in the Corporate Governance Guidelines, the Independent Lead Director, among other things:

- Has the responsibility to identify issues for Board consideration and assist in forming a consensus among directors;

- Has the authority to call meetings of independent directors and non-management directors (including meetings not in connection with regular Board meetings) and preside at all executive sessions of independent and non-management directors;

- Establishes the agenda for all meetings and executive sessions of the independent directors and non-management directors, with input from other directors;

- Assists with establishing meeting agendas for the Board and reviewing the Board meeting materials for distribution to and consideration by the Board;

- Assists the Board in fulfilling its responsibility for reviewing, approving, and overseeing the Company's strategic plan by meeting with the CEO to monitor the status of such plan;

- Has the authority to retain, and serve as primary point of contact for, any outside advisors who report directly to the Board, with the prior approval of the Board;

- Serves as a liaison between the CEO and the independent and non-management directors and assists the CEO and/or Chair with establishing meeting agendas and meeting schedules and assuring sufficient time for discussion of agenda items; and

- Leads the independent director assessment of the CEO.

In addition to strong independent leadership of the full Board, each of the Audit Committee, Nominating Committee, and Compensation Committee is composed solely of independent directors. Independent directors, therefore, oversee critical, risk-sensitive matters such as the quality and integrity of our financial statements; the compensation of our executive officers, including the CEO; the nomination of directors; and the evaluation of the Board, its Committees, and its members.

Board's Role in Risk Oversight

The Board believes that management of risk is important to the long-term success of the Company's operations and business strategies. The Board has ultimate responsibility for overseeing the Company's risk management and devotes significant attention to the oversight of risks inherent in our business. As part of its responsibility to ensure that the Company's enterprise risk management program is implemented and operating effectively, the Board has approved an Enterprise Risk Management Policy and Program ("ERM Program"). The ERM Program establishes governance and risk management requirements intended to align with the Company's strategic plan and that the Board has determined are appropriate for the Company's capital, business activities, size, and risk appetite. The Board also, on an annual basis, approves the Risk Appetite Statement, which defines the level of exposure the Company is willing to assume in executing our strategic objectives.

The Board oversees, among other things, management's performance relative to the ERM Program and adherence to the Risk Appetite Statement and other risk-related metrics of the Company. While management, through the Executive Risk Committee, is responsible for defining the various risks facing our Company, risk management policies and procedures, and managing risk exposures on a day-to day-basis, the Board's responsibility is to oversee the Company's risk management process by informing itself about material risks affecting the Company, evaluating whether management has reasonable risk management and control processes in place to address those material risks, holding senior management accountable for maintaining an effective ERM Program, providing credible challenge to management, and providing an effective reporting system to the Board. The Board performs this risk oversight function primarily through the following Committees:

Board of Directors

Risk Committee

Responsible for:
- Confirming the Company has appropriate policies and procedures for risk governance, risk management practices, and the risk control infrastructure;
- Assessing and recommending to the Board risk tolerances and limits across the Company's seven risk categories: strategic, credit, market (including interest rate and price), liquidity, compliance, operational (including fraud, information security and cybersecurity risk), and reputational risks;
- Reviewing stress test effects on the capital plan and communicating such review to the Board;
- Discussing and effectively challenging management regarding the Company's risk appetite, tolerance, and alignment with the Company's strategy;
- Overseeing the asset liability management function of the Company;
- Overseeing management's monitoring of the overall risk profile and compliance;
- Reviewing management's responses to regulatory policies and exams;
- Overseeing the performance of the Chief Risk Officer and related risk verticals; and
- Reinforcing the independence of the risk management function.

Cyber and Technology Subcommittee

Responsible for the risk oversight of the Company's cybersecurity and technology risk profile, prevalent cybersecurity risks, our enterprise information security program, and key enterprise information security initiatives.

Audit Committee

Responsible for the risk oversight of:
- Financial statement risk exposures including level and adequacy of the allowance for loan and lease losses, litigation risk, investment portfolio, capital adequacy, and other significant risks that may arise;
- The performance, qualifications, and independence of the independent registered public accounting firm;
- The performance of the internal audit function and the adequacy of internal controls; and
- Compliance with legal, regulatory, and corporate policy requirements.

Compensation Committee

Responsible for the risk oversight of:
- The compensation philosophy, plans, policies, and programs for non-employee directors and executive officers;
- The Company's incentive compensation plans, policies, and practices for all associates; and
- Human capital strategy and initiatives.

Nominating Committee

Responsible for the risk oversight of:
- The Company's governance structure and other corporate governance matters;
- Stock Ownership Guidelines, anti-hedging, and anti-pledging policies applicable to executives and directors (together with the Compensation Committee); and
- Environmental, Social, and Governance strategies and opportunities.

The Audit Committee, Compensation Committee, Nominating Committee, and Risk Committee each have full access to management as well as the ability to engage advisors. Our Chief Risk Officer also provides regular reports to the Risk Committee. Each Committee reports to the full Board and works with all members of the Board to fulfill its risk oversight objectives. When appropriate, senior members of management are invited to attend Board meetings and are available to address questions or concerns raised by the Board on risk management and other matters.

Executive Sessions of Independent and Non-Management Directors

Valley's Corporate Governance Guidelines require the Board to hold separate executive sessions for both independent and non-management directors. The Board holds an executive session at least twice a year with only independent directors and, when applicable, holds an executive session with non-management directors at least twice per year. In each instance, the Independent Lead Director is the presiding director for the session.

Shareholders' and Interested Parties' Communications with Directors

The Board has established the following procedures for shareholder or interested party communications with the Board or with the Independent Lead Director:

- Shareholders or interested parties wishing to communicate with the Board, the non-management or independent directors, or with the Independent Lead Director should send any communication to Valley National Bancorp, Corporate Secretary, at 70 Speedwell Avenue, Morristown, New Jersey 07960. Any such communication should state the number of shares owned by the shareholder.

- The Corporate Secretary will forward such communication to the Board or, as appropriate, to the particular Committee Chair or to the Independent Lead Director, unless the communication is a personal or similar grievance, a shareholder proposal or related communication, an abusive or inappropriate communication, or a communication not related to the duties or responsibilities of the Board, in which case the Corporate Secretary has the authority to determine the appropriate disposition of the communication. All such communications will be kept confidential to the extent possible.

Nomination of Directors

Nominations of directors for election may be made at an annual meeting of shareholders, or at any special meeting of shareholders called for the purpose of electing directors by the Board, or, as described in more detail below, by a shareholder of the Company who meets the eligibility and notice requirements set forth in our By-Laws.

Shareholder Nominations Not for Inclusion in our Proxy Statement. Under our By-Laws, to be eligible to submit a director nomination not for inclusion in our proxy materials but instead to be presented directly at the Annual Meeting, the shareholder must be a shareholder of record on both (i) the date the shareholder submits the notice of the director nomination to the Company and (ii) the record date for the Annual Meeting. The notice must be in proper written form and be timely received by the Company. To be in proper written form, the notice must meet all the requirements specified in Article I, Section 3 of our By-Laws, including specified information regarding the shareholder making the nomination and the proposed nominee. To be timely for our 2026 Annual Meeting, the notice must be received by our Corporate Secretary at our Morristown, New Jersey office, located at 70 Speedwell Avenue, Morristown, New Jersey 07960, no later than January 20, 2026 nor earlier than December 21, 2025. If the 2026 Annual Meeting is called for a date that is not within 30 days before or after the anniversary date of this year's Annual Meeting date, notice will be timely if it is received by the Corporate Secretary no later than the close of business on the 10th day following the date on which public announcement of the date of the 2026 Annual Meeting is first made by the Company.

Further, to comply with the universal proxy rules of the SEC, in addition to satisfying the foregoing advance notice requirements under our By-Laws, shareholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice that sets forth the information required by Rule 14a-19 under the Exchange Act postmarked or transmitted electronically no later than March 23, 2026. If the 2026 Annual Meeting is called for a date more than 30 days before or after the anniversary of this year's Annual Meeting date, then the deadline to postmark or electronically submit such notice will be the later of 60 calendar days before the date of the 2026 Annual Meeting or the 10th calendar day following the day on which public announcement of the date of the 2026 Annual Meeting is first made by the Company (or if such day is a Saturday, Sunday or holiday, the next succeeding business day).

Shareholder Nominations for Inclusion in our Proxy Statement. Our By-Laws provide that if certain requirements are met, an eligible shareholder or group of eligible shareholders may include their director nominees in the Company's Annual Meeting proxy materials. This is commonly referred to as proxy access. The proxy access provisions of our By-Laws provide, among other things, that a shareholder or group of up to 20 shareholders seeking to include director nominees in our proxy materials must own 3% or more of our outstanding common stock continuously for at least three years. The number of proxy access nominees appearing in any annual meeting proxy statement cannot exceed the greater of two or 20% of the number of directors then serving on the Board. If 20% is not a whole number, the maximum number of proxy access nominees would be the closest whole number below 20%. A nominee who is included in our proxy materials but withdraws from or becomes ineligible or unavailable for election at the annual meeting or does not receive at least 25% of the votes cast for his or her election, will not be eligible for nomination by a shareholder for the next two Annual Meetings. The nominating shareholder or group of shareholders also must deliver the information required by our By-Laws, and each nominee must meet the qualifications required by our By-Laws.

Requests to include director nominees in our proxy materials for our 2026 Annual Meeting must be received by our Corporate Secretary at our Morristown, New Jersey office, located at 70 Speedwell Avenue, Morristown, New Jersey 07960, no earlier than November 5, 2025 and no later than December 5, 2025. If the 2026 Annual Meeting is called for a date that is not within 30 days before or after the anniversary date of this year's Annual Meeting date, notice will be timely if it is received by the Corporate Secretary no later than the close of business on the 10th day following the date on which public announcement of the date of the 2026 Annual Meeting is first made by the Company.

Shareholder Recommendations for Director Candidates. The Nominating Committee has adopted a policy regarding director candidates recommended by shareholders. The Nominating Committee will consider nominations recommended by shareholders. In order for a shareholder to recommend a nomination, the shareholder must provide the recommendation along with the additional information and supporting materials to our Corporate Secretary no earlier than 180 days and no later than 150 days prior to the anniversary of the date of the preceding year's mailing of the Proxy Statement for the Annual Meeting. The shareholder wishing to propose a candidate for consideration by the Nominating Committee must own at least 1% of Valley's outstanding common stock. In addition, the Nominating Committee has the right to require any additional background or other information from any director candidate or the recommending shareholder as it may deem appropriate. For Valley's 2026 Annual Meeting, we must receive this notice on or after October 6, 2025, and on or before November 5, 2025. The Nominating Committee will evaluate shareholder-recommended director candidates using the same criteria and standards as described above.

Board Meetings and Attendance

The Board held 10 meetings in 2024. Each director attended at least 75% of the meetings of the Board and of each Committee on which he or she served during 2024 (or, as applicable, the portion of 2024 during which he or she served).

Annual Meeting Attendance

It is our policy that all directors attend the Annual Meeting absent a compelling reason, such as family or medical emergencies. 100% of our directors attended the 2024 Annual Meeting of Shareholders and were available to answer questions.

Committees of the Board of Directors

The Board conducts its business through meetings of the Board and the following committees: the Audit Committee, the Nominating Committee, and the Compensation Committee. In addition to these Committees, the Company also maintains the following committees to oversee areas of Valley's operations – a Risk Committee, a Cyber and Technology Risk Subcommittee, and an Executive Committee.

Committee Composition and Meetings

The table below presents 2024 membership information for each of our Audit, Nominating, Compensation, and Risk Committees and the number of meetings held by each committee during 2024.

The Audit Committee, Nominating Committee, Compensation Committee, and Risk Committee each operate pursuant to a separate written charter adopted by the Board. Each Committee reviews its charter at least annually. The charters of the Audit Committee, Nominating Committee, and Compensation Committee, which describe the responsibilities of each such Committee, can be viewed at our website at www.valley.com/charters.

Effective as of the 2024 Annual Meeting, the following changes were made in Committee composition: Mr. Abramson became a member of the Compensation Committee and ceased membership on the Nominating Committee; Mr. Baum became a member of the Nominating Committee and ceased membership on the Risk Committee; Mr. Sani replaced Mr. Lenner as Chair of the Nominating Committee; and Ms. Steans replaced Mr. Sani as Chair of the Compensation Committee.

Director	Audit Committee	Nominating Committee	Compensation Committee	Risk Committee
Andrew B. Abramson[1]	👤		👤	
Peter J. Baum[1]		👤	👤	
Eric P. Edelstein	👥 Chair		👤	
Dafna Landau[2]		👤		👤
Marc J. Lenner[1]		👤	👤	
Peter V. Maio	👤			👤
Avner Mendelson[3]				👤
Kathleen C. Perrott	👤			👤
Nitzan Sandor[2]		👤		👤
Suresh L. Sani		👥 Chair	👤	
Lisa J. Schultz		👤		👥 Chair
Jennifer W. Steans	👤		👥 Chair	
Jeffrey S. Wilks		👤		👤
Dr. Sidney S. Williams, Jr.	👤			👤
2024 Number of Meetings	5	5	5	6

 Chair of Committee

👤 Committee member

(1) Messrs. Abramson, Baum, and Lenner will cease service on the Board and their respective committees effective as of the Annual Meeting.

(2) Ms. Landau was a member of the Nominating Committee and the Risk Committee until her resignation from the Board effective November 14, 2024, at which time Ms. Sandor was appointed to the Board and to the Nominating Committee and the Risk Committee.

(3) Mr. Mendelson was a member of the Risk Committee until his resignation from the Board effective January 24, 2025.

Audit Committee

The Board has determined that each member of the Audit Committee is financially literate and that more than one member of the Audit Committee has the accounting or related financial management expertise required by Nasdaq. The Board has also determined that each of Mr. Edelstein, Ms. Perrott and Ms. Steans meets the SEC criteria of an "Audit Committee Financial Expert." The Committee charter gives the Audit Committee the authority and responsibility for the appointment, retention, compensation and oversight of our independent registered public accounting firm, including pre-approval of all audit and non-audit services to be performed by our independent registered public accounting firm. Other responsibilities of the Audit Committee pursuant to the charter include:

- Reviewing the scope and results of the audit with Valley's independent registered public accounting firm;

- Reviewing with management and Valley's independent registered public accounting firm Valley's interim and year-end operating results including SEC periodic reports and press releases;

- Considering the appropriateness of the internal accounting and auditing procedures of Valley;

- Considering the independence of Valley's independent registered public accounting firm;

- Overseeing the internal audit function;

- Reviewing the significant findings and recommended action plans prepared by the internal audit function, together with management's response and follow-up; and

- Reporting to the full Board on significant matters coming to the attention of the Audit Committee.

Nominating Committee

The Nominating Committee reviews the qualifications of and recommends to the Board candidates for election as directors of Valley, considers the composition of the Board, and recommends committee assignments. The Nominating Committee also reviews and, as appropriate, approves all related party transactions in accordance with our related party transactions policy. The Nominating Committee is responsible for approving and recommending to the Board our Corporate Governance Guidelines which include:

- Director qualifications and standards;

- Director responsibilities;

- Director orientation and continuing education;

- Limitations on Board members serving on other boards;

- Director access to management and records;

- Criteria for the annual self-assessment of the Board, and its effectiveness; and

- Responsibilities of the Independent Lead Director.

The Nominating Committee reviews recommendations from shareholders regarding corporate governance and director candidates and also oversees our ESG Council and sustainability programs.

Compensation Committee

The Compensation Committee determines CEO compensation, recommends to the Board compensation levels for directors, and sets compensation for NEOs and other executive officers. It also administers the 2023 Incentive Compensation Plan (the "2023 ICP") and makes awards pursuant to that plan.

In February 2025, in undertaking its responsibilities, the Compensation Committee received from the CEO recommendations (except those that relate to his own compensation) for salary, cash bonus, and equity awards for the NEOs and other executive officers. After considering the possible payments and discussing the recommendations with the CEO, and reviewing data provided by its compensation consultant, in February 2025, the Compensation Committee approved the compensation of executive officers, other than the CEO. The Compensation Committee met in executive session with its compensation consultant and legal advisors without the CEO to decide on all elements of the CEO's compensation, including salary, cash bonus, and equity awards.

Compensation Consultants

In 2023, the Compensation Committee engaged Fredric W. Cook & Co., Inc. ("FW Cook") as its compensation consultant for 2024. FW Cook was engaged to review compensation and performance data of a peer group of comparable financial organizations that had been selected by the Compensation Committee upon the recommendation of FW Cook and in relation to this data, provide an overview and comments on Valley's executive compensation as well as director compensation. Also, FW Cook was requested to provide information relating to market trends in executive compensation matters. FW Cook has reviewed and provided comments on the compensation disclosures contained in this Proxy Statement.

Compensation and Risk Management

Our Chief Risk Officer evaluated all incentive-based compensation for employees of the Company and reported to the Compensation Committee that none of our incentive-based awards individually, or taken together, was reasonably likely to have a material adverse effect on Valley. None of the compensation or incentives for Valley employees were considered as encouraging undue or unwarranted risk. The Compensation Committee accepted the Chief Risk Officer's report.

Equity Grant Procedures

The Compensation Committee does not grant equity awards in anticipation of the release of material nonpublic information, and the Company does not time the release of material nonpublic information based upon grant dates of equity. Annual equity grants under our long-term incentive program are made at the Compensation Committee's regularly scheduled meeting held each year in February and off-cycle grants are made at the regularly scheduled meetings in the third and fourth quarters. The Company does not have a current practice of granting options or option-like awards and did not grant any such awards during 2024.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee are Andrew B. Abramson, Peter J. Baum, Eric P. Edelstein, Marc J. Lenner, Suresh L. Sani, and Jennifer W. Steans. None of the members of the Compensation Committee or their affiliates, and none of the Company's executive officers, have engaged in transactions or relationships required to be reported under the compensation committee interlock rules promulgated by the SEC.

Risk Committee

The Risk Committee is responsible for:

- Assisting our Board with oversight of the Company's enterprise-wide risk management framework, including policies and practices established by management to identify, assess, measure, and manage key risks facing the Company across all of the Company's seven risk categories: strategic, compliance, operational, reputation, credit, market, and liquidity risk;

- Discussing with and effectively challenging management regarding the enterprise's risk appetite and tolerance, and alignment with the Company's strategy, and at least annually recommending to the full Board the statement of risk appetite and tolerance to be communicated throughout the Company;

- Reviewing and approving annually the credit review plans and policies, and any significant changes to such plans, as appropriate;

- Reviewing and recommending to the Board the Company's liquidity risk tolerance at least annually, taking into account the Company's capital structure, risk profile, complexity, activities, and size. Senior management reports to the Risk Committee regarding the Company's liquidity risk profile and liquidity risk tolerance at least quarterly. Furthermore, the Risk Committee reviews the results of periodic stress testing of capital;

- Overseeing the performance of the Chief Risk Officer and the related risk functions; and

- Overseeing the Company's cybersecurity risk profile, top cybersecurity risks, enterprise cybersecurity program, customer privacy, and key enterprise cybersecurity initiatives.

The Risk Committee includes Peter V. Maio, who has significant information security expertise. The Risk Committee oversees the assessment of cybersecurity risks associated with our vendors and our own system, including conducting phishing training exercises.

Governance Documents

Code of Conduct and Ethics and Corporate Governance Guidelines

Valley maintains a Code of Conduct and Ethics (the "Code of Conduct") that sets forth the ethical principles and standards to which all Valley directors, officers, and employees should adhere in both their corporate and personal conduct. The Code of Conduct informs employees of their responsibilities regarding, among other things, conflicts of interest, the prohibition on trading on inside information, how to protect the confidentiality of both Valley and customer information, Valley's policy on gifts and entertainment from customers and vendors, and how to promote a work environment in which all employees and customers are treated with respect and decency.

Employees are trained annually on the Code of Conduct and are required to speak up about misconduct and report suspected or known violations of the Code of Conduct, or any law or regulation applicable to Valley's business. We also maintain procedures regarding the review and treatment of employee-initiated complaints, including the proper escalation of suspected or known violations of the Code of Conduct, other Valley policy, or the law. The Code of Conduct prohibits retaliation or discrimination against anyone who in good faith raises an issue or concern.

Any known or suspected violations of the Code of Conduct can be reported to an employee's manager, the People Resources Department, the Ethics Officer, or the Audit Committee. Employees can also submit complaints anonymously through the Company's ethics hotline and website, which are hosted by a third party and are available 24 hours a day, 7 days a week.

Suspected violations of the Code of Conduct, other Valley policy or the law are investigated by Valley and may result in an employee being cleared of the suspected violation or receiving appropriate disciplinary action, including termination of employment, depending upon the facts and circumstances. The Ethics Officer reports quarterly to the Audit Committee on ethics complaints from all sources.

The Code of Conduct meets applicable requirements under Nasdaq rules and also meets the definition of "code of ethics" under the rules of the U.S. Securities and Exchange Commission (the "SEC"). The Code of Conduct is available and can be viewed on our website at www.valley.com/charters.* The Code of Conduct is also available in print to any shareholder who requests it. We will disclose any substantive amendments to, or waiver of, provisions of the Code of Conduct made with respect to the CEO, CFO, Chief Accounting Officer, or any other executive officer or director on our website.

We have also adopted Corporate Governance Guidelines, which are intended to provide guidelines for the governance by the Board and its Committees. The Corporate Governance Guidelines are also available on our website at www.valley.com/charters.

Third Party Code of Conduct and Ethics

Suppliers, vendors, consultants, contractors, and other third parties working on behalf of Valley (collectively, "third parties") are expected to have high standards of business conduct, integrity, and adherence to the law. The Company's Third Party Code of Conduct and Ethics (the "Third Party Code of Conduct") applies to our third parties and communicates our expectations on a range of issues, including our third parties' responsibility to comply with laws and regulations as well as Valley's obligations to its customers. The Third Party Code of Conduct is available under the Investor Relations section of our website at www.valley.com/charters.

Our Securities Trading Policy

Insider Trading Policy

Our insider trading policy, the Valley National Bancorp Securities Trading Policy (the "Securities Trading Policy"), governs the purchase, sale, and other dispositions of our securities by directors, officers, and employees. The restrictions of the Securities Trading Policy also apply to certain family members of our directors, officers, and employees, as well as entities they may control. We believe the Securities Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the Nasdaq listing standards. In addition, it is the policy of the Company to comply with applicable U.S. securities laws, including laws, rules and regulations related to trading in our securities. The full text of the Securities Trading Policy is filed as Exhibit 19 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

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*   We refer to our website in various places throughout this Proxy Statement. Information on our website is not part of or otherwise incorporated by reference into this Proxy Statement.

Hedging Policy

The Securities Trading Policy also prohibits all hedging of the Company's securities for directors, executives and certain officers. Under the policy, these covered individuals may not engage in:

- Short sales of the Company's securities (sales of securities that are not then owned), including a "sale against the box" (a short sale of securities already owned resulting in a neutral position with respect to gains and losses in the securities);

- Transactions in publicly traded options in the Company's securities, such as puts, calls, and other derivative securities, on an exchange or in any other organized market. Directors and officers also may not engage in such transactions privately; or

- Hedging transactions or similar arrangements that are designed to hedge or offset any decrease in the market value of Company securities, such as equity swaps, collars, exchange funds, and forward sale contracts. These hedging transactions allow an owner of securities to continue to own hedged securities but without the full risks and rewards of ownership, which causes misalignment between the interests of the owners and the interests of the Company and its shareholders.

Pledging Policy

Under the Securities Trading Policy, directors and executive officers are prohibited from purchasing Company securities on margin, borrowing against Company securities held in a margin account, or pledging Company securities as collateral for a loan. If executive officers have Company stock pledged when they join the Company or become executive officers, or if directors have Company stock pledged when they join the Board, they are required to report this to the General Counsel of the Company and are required to unwind the pledging as promptly as possible but in any event within three years. The Nominating Committee upon request may exempt some or all of the pledged shares from this requirement in its discretion if the shares of Company securities were pledged before the director or executive officer held that position. The prohibition on pledging securities applies to directors and executive officers, as well as certain of their family members and entities they may control.

In January 2020, at the request of Ms. Steans, the Nominating Committee allowed her to continue pledging the Company securities she owned which were pledged at the time she became a director. The Nominating Committee considered the fact that she and her spouse owned certain shares which were pledged while she was the Chair of USAmeriBancorp, Inc., which merged with Valley in 2018. Pursuant to the terms of the merger, these shares were converted to Company securities. Any shares of Company securities acquired after Ms. Steans became a director of Valley may not be pledged.

Joseph V. Chillura, who was the President and CEO of USAmeriBancorp, Inc., became an executive officer of Valley in 2020 and the Nominating Committee has allowed him to continue to pledge the shares he owned at the time he became an executive officer. In 2023, the Nominating Committee determined that Mr. Chillura must unwind his pledged Company securities as promptly as possible but in no event later than July 2025. Any shares of Company securities acquired after Mr. Chillura became an executive officer of Valley may not be pledged.

Except for Ms. Steans and Mr. Chillura, no executive officers or directors have any shares of pledged Company securities covered by the Company's pledging policy.

Political Contribution Policy

Valley, like all national banks, is prohibited by law from making contributions to candidates in federal, state, and local elections. We apply the policy to our holding company and our subsidiaries. Valley does not contribute corporate funds to independent expenditure committees.

Valley belongs to national trade associations, state banking associations, and local chambers of commerce that represent the interests of both the financial services industry and the broader business community. These organizations work to represent the industry and advocate on major public policy issues of importance to Valley and the communities we serve.

Certain Transactions with Management

Our related party transactions are governed by our written related party transactions policy. Under our policy, a related party transaction is a transaction in which Valley or any of its subsidiaries is a participant, the aggregate amount involved in the transaction exceeds or is expected to exceed $100,000 annually, and any executive officer, director, director nominee, 5% or greater shareholder (including BLITA), or any immediate family member of the foregoing (collectively, "insiders") has a material interest. To identify potential related party transactions, our directors and executive officers are required to notify the Company of any potential related party transaction and are required to complete a D&O questionnaire annually which requests information regarding all potential related party transactions known to them.

The Nominating Committee reviews the facts and circumstances of all proposed related party transactions that require approval under the policy and will either approve or disapprove entry into the transaction. If a related party transaction is of an ongoing nature, the Nominating Committee will review it annually to confirm that it remains in compliance with the policy. In determining whether to approve a related party transaction, the Nominating Committee will take into account, among other factors, whether the transaction is in the best interest of Valley, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the insider's interest in the transaction. No director shall participate in any discussion or approval of a related party transaction in which he or she has an interest. The Audit Committee oversees compliance with the related party transactions policy and is made aware of all approvals under the policy.

We expect our insiders to use the services of the Bank. Loans to insiders by the Bank are governed by Regulation O and are not subject to the approval requirements of the related party transactions policy. Regulation O requires, among other items, that such loans be approved by the board of directors of the Bank and be made on the same or substantially similar terms and conditions, including interest rates and collateral, as those prevailing at the time for comparable loans to third parties. Under the policy, loan, deposit, trust, asset management, wealth management, insurance brokerage, investment advisory or other services or transactions offered by Valley are deemed preapproved under the related party transactions policy as long as the transaction or services are on substantially similar terms to those prevailing at the time for other customers of similar character.

The Bank has made loans to its directors and executive officers and their associates and, assuming continued compliance with generally applicable credit standards, it expects to continue to make such loans. All of these loans: (i) were made in the ordinary course of business, (ii) were made on the same terms, including interest rates and collateral, as those available to other persons not related to Valley, and (iii) did not involve more than the normal risk of collectability or present other unfavorable features.

The following transactions and payments were approved under our related party transactions policy.

- In 2011, Valley acquired State Bancorp, Inc. ("State Bancorp"). In connection with the acquisition, it was agreed between the parties to the merger that Mr. Wilks was to be elected to the Board. At the time of acquisition, State Bancorp leased a branch located in Westbury, New York for which Valley assumed the lease effective January 1, 2012. The lease provides for fixed rental payments of approximately $190,000 per year. The lease may be terminated at any time by the landlord upon not less than 130 days' written notice. The lease payments are made to a limited partnership from which Mr. Wilks's spouse benefits. The limited partnership is part of a much larger entity from which Mr. Wilks' wife also benefits. Valley's lease payments in 2024 represented less than 0.5% of the annual gross revenue of the entity.

- We have always welcomed as new employees qualified relatives of our current employees. Currently, a number of our employees have relatives who also work for Valley. Valley employs the brother of Joseph V. Chillura, a named executive officer of Valley, who in 2024 earned a salary of $350,000 plus a discretionary bonus and equity award.

- In connection with Valley's acquisition of Bank Leumi USA, Valley and BLITA entered into a Business Cooperation Agreement, dated as of April 1, 2022 (the "Cooperation Agreement"), pursuant to which Valley agreed to offer BLITA the opportunity to participate in committed commercial loans made by Valley and its subsidiaries. Valley and BLITA have ongoing participation relationships pursuant to the Cooperation Agreement and it is expected that new participations will continue to be entered into, subject to approval in accordance with the related party transactions policy. From January 1, 2024 to March 1, 2025, BLITA purchased 49 participation interests in 33 loan commitments, with BLITA's purchased interests totaling $1.3 billion, or 56% of the total loan commitment amounts, for the period. BLITA also engages in other ordinary course banking relationships with Valley, including that BLITA may from time to time open deposit accounts with Valley and Valley maintains a Nostro account at BLITA to facilitate foreign currency exchange transactions in Israel for Valley customers.

Sustainability Practices

Helping communities grow and prosper is at the heart of Valley's corporate citizenship philosophy. At Valley, we are committed to the highest standards of corporate governance and making a positive, lasting impact on the communities we serve and in the world in which we live. We recognize the critical role we play and the unique opportunity we have to create a socially responsible and sustainable future. Our sustainability initiatives are important to us and we have taken steps to build a vibrant and sustainable future for our stakeholders: our customers, investors, associates, and community partners. Our approach to sustainability is driven by our foundational belief that our financial performance and prosperity are tied directly to the success of these key stakeholders.

Our approach to sustainability and corporate responsibility remains balanced, thoughtful, and considerate as we promote economic growth and vibrancy in the communities we serve. We are committed to giving people and businesses the power to succeed across our geographic footprint. We work with our stakeholders to identify and understand the challenges that are presented to them from climate-related events. We promote lending that will enable our clients, potential clients, and stakeholders to address climate-related challenges, rising insurance costs, carbon footprint reduction, and regulatory compliance.

In July 2024, we shared our second Environmental, Social, and Governance ("ESG") Report covering 2022-2023. This report, available on our website, highlights our efforts to ensure compliance with regulatory requirements and best practices in corporate governance, fostering long-term shareholder value, and trust in the organization.

Governance and Oversight

Our ESG Council (the "Council"), formed in early 2020, was created to strengthen and provide guidance for the implementation of our sustainability initiatives. The Council has management-level oversight of sustainability-related matters and is responsible for reviewing strategies, guidelines and policies across the Company. The Council is comprised of members from multiple departments. An important goal of the Council is to identify, evaluate, and analyze our business to find opportunities to support clients and our communities for their sustainability-related needs. The Council's philosophy continues to be proactive, emphasizing the development of a robust foundation to promote economic and environmental sustainability across all of Valley's markets.

The Board has delegated ongoing oversight of our ESG matters to the Nominating Committee. The Nominating Committee receives updates on ESG activities no less than twice a year, with the last update provided in October 2024. Additionally, the Board receives periodic reports on the Company's progress on Corporate Social Responsibility ("CSR") and Community Reinvestment Act ("CRA") activities.

Climate and Environmental Sustainability
Property Management and Workplace Solutions

We are mindful of the direct environmental impact of our branch and office operations and seek to reduce negative impacts where possible. We integrate sustainable practices across our portfolio, from building design and construction to daily operation and footprint optimization planning. Our project strategies include an environmentally conscientious materials selection, indoor air quality, energy management, and water efficiency. Recent and ongoing projects include:

- Replacing aging HVAC units with newer, higher efficiency units that utilize eco-friendly refrigerant, less electricity, and are more energy efficient.
- Participating in New Jersey's Direct Install Program to implement energy efficiency programs, including lighting retrofits and HVAC upgrades, with potential rebates up to 80% of the installed cost.
- Restructuring janitorial, trash removal, and recycling contracts to enhance sustainable practices and measure progress more effectively.
- Investing in video conferencing technologies and virtual collaboration tools to reduce work-related travel costs, time, and environmental impact.
- Using automated building management systems to improve energy efficiency by centrally controlling building systems based on real-time conditions.
- Exploring solar panel installation as part of a solar prototype to determine environmental and cost benefits.

Credit and Lending

We manage a robust commercial and consumer lending portfolio, and we strive to understand the challenges our clients and communities face as they navigate climate-related risks and set their own goals towards a lighter carbon footprint. By improving the identification of the associated underlying data and leveraging our credit underwriting technology platform, we deploy our lending activities to support these efforts.

We have proactively implemented lending assistance and support for our existing clients negatively impacted by recent climate-related events, including hurricanes and wildfires. We are proud of our current financing that results in a positive environmental impact. Since 2021, our indirect automobile and floor plan financing programs have provided discounted financing for hybrid and electric consumer vehicles. In 2024, Valley funded auto loans for approximately 1,563 electric and/or hybrid vehicles, up from 1,015 units financed in 2023 and 1,178 in 2022. We also provide commercial loans supporting renewable energy businesses and projects.

We continue to identify clients who may need our lending support for their own carbon transition needs for regulatory compliance or other reasons through our Level III credit concentration threshold. This threshold identifies our lending activities to environmentally sensitive industries and provides guardrails for loans in that segment measured to a specified percentage of our capital.

Our lending programs are built on a strong credit culture. We continuously review our credit practices to assess the impacts of climate change and related events. We ensure that changes in our credit policies to manage climate-related risks do not adversely affect vulnerable communities or specific industries. All climate mitigation lending approvals and loan structures adhere to our existing Credit Policy and Risk Acceptance Criteria to maintain a moderate credit risk profile.

The social and economic impact of climate-related events is a significant and pressing global issue, and we are committed to understanding how it may influence the overt and tangential risks we identify and proactively manage. Notable portions of our primary markets are located near coastal waters, and we are mindful of the potential negative impact to our operations and client base from possible future climate-related events. As such, we have updated our commercial underwriting platform to assess the potential for climate-related risks and remain informed about new opportunities and developments. This involved leveraging our professional contacts and constituents, including non-profits, business entities, and government sources.

Climate-Related Financial Risk

On an annual basis, we conduct capital stress testing using economic scenarios developed by the Federal Reserve Board to stress various types of balance sheet risks. Since extreme weather events, such as hurricanes, floods, earthquakes, and wildfires, are agnostic to economic circumstances, we incorporate operational risk scenarios focused on severe weather events as a component of our stress testing. This type of analysis strengthens our strategic conversations by enabling us to frame and assess the potential range of possible business outcomes and weigh management options for consideration. The use of scenario analysis – in which the resilience of financial institutions is assessed under different hypothetical climate scenarios to better understand climate-related risks and impacts – is an emerging tool. Through the efforts of Valley's ESG Council and sub-councils, we are working to enhance data capture processes to aid in the assessment of risks specific to our organization. We will continue to implement programs to better understand climate-related risks and how they impact our funding and capital management practices.

Our 2024 capital stress test incorporated two idiosyncratic elements: (i) a cybersecurity exercise; and (ii) a weather-related scenario centered around catastrophic climate-related events in New York, New Jersey, Florida, Alabama, and California. Given the frequency of cybersecurity breaches occurring across industries, the need for an organization to understand and quantify its risks is critical. Valley's hypothetical weather-related scenarios evaluated the simultaneous occurrence of multiple natural disasters, including hurricanes impacting our east coast footprint, as well as an earthquake and wildfire on the west coast. The results of these internal stress tests are considered in combination with other risk management and monitoring practices at Valley to maintain an overall risk management program.

As we continue to execute our sustainability strategy, management expects to capture meaningful data from our climate-related experiences. This data will allow us to better inform our strategic planning efforts, enhance the inputs to our stress testing models, and improve various other processes across the organization. We also seek opportunities to understand the practices of our peers to better understand the changing industry landscape.

Associate Engagement and Culture Management

We consider our associates to be our most valuable asset, and we recognize that their unique perspectives and experiences are key to our success. Fostering an inclusive culture where authenticity, collaboration, and innovation thrive enables us to fully leverage the rich tapestry of our associates' backgrounds to deliver exceptional service to our customers and the communities we serve.

In 2024, we transitioned Valley Associate Resource Groups to Business Resource Groups ("BRGs") to better reflect the positive impact and connection our associates have made with our customers and communities. Our BRGs are open to all associates and embody the strength and spirit of Valley by creating an environment where a wide range of experiences and perspectives are encouraged and valued, benefiting both our associates and customers.

We have further developed our capacity to introduce new ideas, ask insightful questions, innovate our practices and products, and deepen our connections with our communities. One such initiative was our Juneteenth Reception for the Morristown, New Jersey community, where our headquarters are located. This event highlighted local leaders and customers, reaffirming our commitment to having a positive impact on our communities.

Our associates, customers, and community members also gathered this year to attend our Inaugural Valley Women's Symposium, sponsored by the WISE BRG and Women in Business program. This half-day event featured inspiring sessions with women from Valley's executive leadership and our celebrated remarkable women who are trailblazers both in the financial and public services arenas.

We continue to provide our associates with strong professional development and personal growth programming, which includes the opportunity to read weekly micro-lessons, attend live sessions, and participate in individual courses that are available to every associate. For example, our Access to Capital: Financial Empowerment Roundtable Series featured internal sessions of our Journey to Home Ownership program that were tailored to our associates' development. Our Widening the Lens, Sharing Our Perspectives series brings our associates together to celebrate and discuss our various backgrounds, experiences, and viewpoints.

We conducted our third cohort of our BRG Mentorship Program, which provided 50 associates with opportunities to connect and learn from leaders across Valley over a six-month period.

We consistently nurture our vibrant and rewarding culture by adhering to our guiding principle – we all belong at Valley.

Social Responsibility

Community Reinvestment Act Activities

The CRA requires banks to meet the credit needs of their entire communities, including low-and moderate-income (LMI) neighborhoods. Valley has proudly received two consecutive "Outstanding" CRA ratings, the highest rating for a bank. This achievement highlights our dedication to addressing the credit needs of our communities through thoughtful strategies, comprehensive offering of products and services, and a deep understanding of our local demographics and economic conditions.

Community Development

Community development is central to our mission of promoting a culture of service and empowerment.

The following were the highlights of our community engagement activities in 2024:

- **Volunteerism and Board Service**: Our Retail Banking division demonstrated their commitment by dedicating time to volunteering and serving on boards and committees of CRA-qualified nonprofit organizations. Over 50% of our Retail Market Managers serve on a CRA board or committee, and our associates volunteered over 16,000 hours throughout our communities last year.

- **Regional Community Advisory Boards (RCAB)**: We engaged with our RCAB, comprised of partners across our retail footprint, to gain invaluable insights into community needs.

- **Small Business Lending**: In 2024, 95% of our loans to small businesses served those in LMI communities, supporting local economic development.

- **Reaching the Unbanked and Underbanked**: Through our Bank On certified Journey Checking program and partnerships with local nonprofits, we provided training and access to banking services for individuals who previously believed they were ineligible. This resulted in the opening of over 850 new accounts in 2024, increasing the financial capacity of LMI individuals and communities.

- **Federal Home Loan Bank of New York (FHLBNY) Programs**: We actively participated in various FHLBNY programs, supporting affordable housing and small businesses. In 2024, our projects resulted in $5.8 million in grant subsidies, creating and rehabilitating 325 affordable housing units across New Jersey and New York. Additionally, we provided a zero percent interest-rate loan to a nonprofit partner to build group homes.

Community Investments. In 2024, Valley's community development investment portfolio exceeded $450 million, advancing our goals in affordable housing, economic development, revitalization/stabilization, and community services. Notable investments included:

- **New Markets Tax Credit:** A $9.3 million investment in Paterson, New Jersey, to rebuild a medical facility, commercial kitchen, and warehouse space for storing donations.

- **Low-Income Housing Tax Credit**: A $5.4 million investment to redevelop a 31-unit affordable housing development in Alexander City, Alabama, for tenants earning less than 60% of the area median income.

Philanthropy. Valley is committed to responding to community needs, building relationships and championing initiatives that cultivate strong, local leadership. In 2024, we provided over $5.5 million in grants and donations to community partners, and our associates volunteered more than 16,000 hours. For example, the Jewish Vocational Service ("JVS") of Metrowest helps provide counseling for families in crisis, support services for seniors and people with special needs and career counseling, and job placement assistance for the unemployed. Valley associates volunteered approximately 350 hours with JVS in 2024. To inspire our associates to volunteer and contribute to our communities, we offer full-time associates with up to 16 hours of paid time off for their volunteer activities. Additionally, Valley has a Workplace Giving program, allowing associates to donate to their charities of choice, with Valley matching their contributions to amplify the impact.

Compensation of Directors

The compensation of our directors is designed to attract, retain, and motivate highly qualified candidates for director and be broadly comparable with our peers. Only non-employee directors are paid for their service on the Board. Directors who are employees of the Company receive no additional compensation for serving on the Board. The Compensation Committee recommends to the Board the form and amount of compensation for non-employee directors. Director compensation, including compensation for Committee service, is reviewed at least annually by the Compensation Committee, typically at its regularly scheduled December meeting, which makes such recommendations to the Board with respect thereto as it deems appropriate. As part of such review each year, with the assistance of the Compensation Committee and its compensation consultant, the Board takes various factors into consideration, including, but not limited to, the responsibilities of directors generally, as well as Committee chairs, and market data for our peer group. Currently, we compensate our non-employee directors with a combination of cash and equity to help align our directors' interests with those of our shareholders.

Director Fees Earned or Paid in Cash

In 2024, our non-employee directors received an annual cash retainer of $90,000, paid in four quarterly installments.

The Chair of each of the Audit Committee, Compensation Committee, Nominating Committee, and Risk Committee receives an annual retainer of $20,000. The Independent Lead Director receives an annual retainer of $50,000. These additional retainers are to recognize the extensive time that is devoted to serve as Committee Chair or Independent Lead Director and to attend to Committee matters, including meetings with management, auditors, outside advisors and consultants, and helping to prepare and review Committee meeting agendas.

The Board also has committees in addition to the Audit Committee, Compensation Committee, Nominating Committee, and Risk Committee, which generally deal with oversight of various operating matters. The Committee Chairs for these additional committees also receive an annual retainer of $20,000, with the exception of the Executive Committee Chair who receives no additional retainer.

Director Equity Awards

Each year, as part of their annual retainer, each non-employee director who was elected or continues to serve as a member of the Board at the annual meeting of shareholders receives an award under the 2023 ICP of RSUs equal in value to $85,000. Effective for 2025, new non-employee directors appointed during the year receive a prorated annual RSU award for the portion of the year remaining prior to the next annual meeting of shareholders. These equity grants to our non-employee directors are intended to strengthen the alignment between shareholder interests and those of our directors. The RSUs are granted on the date of the annual meeting of shareholders (or for newly appointed directors, on their date of appointment), with the number of RSUs determined using the closing market price of the common stock as reported by Nasdaq on the business day prior to grant. The RSUs vest on the earlier of the next annual meeting of shareholders or the first anniversary of the grant date, with acceleration upon a CIC, death or disability, and retirement (age 65 with five years of service), but not resignation from the Board.

Annual Limit on Director Compensation

Our 2023 ICP provides for our non-employee directors to be eligible recipients of equity awards with an overall annual limit of $500,000 on the total value of equity awards plus annual cash fees.

Director Stock Ownership Guidelines

As set forth in the Company's Corporate Governance Guidelines, effective January 2025, each non-employee director is required to own shares of our common stock having a value equal to four times the director's annual cash retainer. This represents an increase from the previous ownership requirement of three times the annual cash retainer. In connection with this increase, the Board also extended the period to attain compliance. Non-employee directors now have a five-year period to attain compliance with the ownership requirement unless the Board approves an extension in appropriate circumstances. Until the ownership requirement has been met, a director may not sell any common stock received as part of the annual retainer. In addition, directors must hold at least 50% of their required ownership until six months following their termination from service with the Company. For purposes of calculating the required ownership amount, a non-employee director's stock ownership includes all shares of common stock considered beneficially owned under Exchange Act Rule 13d-3.

As a separate requirement, bank regulations require that each Board member own in such director's own name (or jointly with the director's spouse) shares of common stock worth $1,000, none of which may be pledged or hypothecated.

Directors Retirement Plan

We maintain a retirement plan for non-employee directors which was frozen to new participants and for additional benefit accruals in 2013. The plan provides 10 years of annual benefits to participating directors with five or more years of service. The benefits commence after a director has retired from the Board and reached age 65. The annual benefit is equal to the director's years of service through December 31, 2013, multiplied by 5%, multiplied by the final annual retainer paid to directors as of December 31, 2013 ($40,000). In the event of the death of the director prior to receipt of all benefits, the payments continue to the director's beneficiary or estate. As a result of amendments to the plan adopted in 2013, participants no longer accrue further benefits and directors first elected after 2013 do not participate.

2024 Director Compensation

The total 2024 compensation of our non-employee directors who served on the Board at any time during 2024 is shown in the table below. Each of these compensation components is described in detail below.

Name	Fees Earned or Paid in Cash[3]	Stock Awards[4]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[5]	All Other Compensation[6]	Total
Andrew B. Abramson	$ 90,000	$ 85,000	$ 1,231	$ 3,624	$ 179,855
Peter J. Baum	90,000	85,000	—	3,624	178,624
Eric P. Edelstein[1]	160,000	85,000	4,708	3,624	253,332
Dafna Landau[2]	78,506	85,000	—	—	163,506
Marc J. Lenner[1]	95,000	85,000	—	3,624	183,624
Peter V. Maio[1]	110,000	85,000	—	3,624	198,624
Avner Mendelson	90,000	85,000	—	687,600	862,200
Kathleen C. Perrott	90,000	85,000	—	3,624	178,624
Nitzan Sandor[2]	11,740	—	—	—	11,740
Suresh L. Sani[1]	110,000	85,000	—	3,624	198,624
Lisa J. Schultz[1]	115,000	85,000	—	3,624	203,624
Jennifer W. Steans[1]	105,000	85,000	—	3,624	193,624
Jeffrey S. Wilks	95,000	85,000	—	3,624	183,624
Dr. Sidney S. Williams, Jr.	90,000	85,000	—	3,624	178,624

(1) Independent Lead Director or Committee Chair (see "Committees of the Board of Directors; Committee Composition and Meetings" on page 27 of this Proxy Statement).

(2) Ms. Landau served as director until November 14, 2024, at which time Ms. Sandor was appointed to the Board. The amounts shown for "Fees Earned or Paid in Cash" reflect prorated cash fees for each director's respective term of service during 2024.

(3) Amounts include the $90,000 annual cash retainer plus any annual cash retainer for service as Independent Lead Director or chair of a Board Committee, as applicable. For Ms. Schultz, the amount also includes a $5,000 annual cash retainer for service on the board of Valley Financial Management, Inc., a subsidiary of the Company.

(4) Each non-employee director other than Ms. Sandor, who joined the Board in November 2024, received an RSU award with a value of $85,000 as their annual equity retainer, granted on the date of the 2024 Annual Meeting. The number of RSUs was determined using the closing market price on the business day prior to grant, and the RSUs vest on the earlier of the next annual meeting of shareholders or the first anniversary of the grant date, with acceleration upon a CIC, death or disability, and retirement, but not resignation from the Board.

(5) Represents the change in the present value of pension benefits for 2024 under the Directors Retirement Plan considering the age of each director, a present value factor, an interest discount factor, and time remaining until retirement. As disclosed above, the Directors Retirement Plan was frozen for purposes of benefit accrual in 2013. The annual change in the present value of the accumulated benefits of Messrs. Baum, Lenner, Sani, and Wilks was a net decrease of $366, $2,933, $2,862, and $690 from the present value as of December 31, 2023 respectively; therefore, the amount reported is zero. The decrease in present value of the accumulated benefits as of December 31, 2024, is attributable to the increase in the discount rate from 4.87% to 5.32%. The increase in present value of the accumulated benefit as of December 31, 2024, for Mr. Abramson and Mr. Edelstein is attributable to the impact due to the time remaining until retirement, offset by the increase in the discount rate from 4.87% to 5.32%.

(6) For each non-employee director other than Ms. Sandor, who joined the Board in November 2024 and did not receive the annual RSU grant, and Ms. Landau who did not receive the deferred cash dividend due to her departure from the Board in November 2024, this column reflects deferred cash dividends in the amount of $3,624 earned in 2024 on the RSUs that are part of the director's annual equity retainer, granted on the date of the annual meeting of shareholders.

For Mr. Mendelson, this amount also reflects payments pursuant to his consulting agreement entered into with the Company in connection with the Company's acquisition of Bank Leumi USA in April 2022. The agreement, as in effect in 2024, provided for monthly payments to Mr. Mendelson of $47,100 plus additional quarterly payments of $90,000. The agreement expired on December 31, 2024 in accordance with its terms.

Stock Ownership of Management and Principal Shareholders

Directors and Executive Officers

The table below sets forth information about the beneficial ownership of our common stock as of March 1, 2025 by each current director, director nominee, and by each of our NEOs named in this Proxy Statement, and by all current directors, director nominees, and executive officers as a group.

Name of Beneficial Owner	Number of Shares Beneficially Owned[1]	Percent of Class[2]
Andrew B. Abramson	305,295[3]	0.05%
Russell Barrett	102,433[4]	0.02
Peter J. Baum	163,845[5]	0.03
Joseph V. Chillura	515,579[6]	0.09
Eric P. Edelstein	120,709	0.02
Eyal Efrat	0	0.00
Michael D. Hagedorn	133,630	0.02
Thomas A. Iadanza	354,021	0.06
Travis Lan	13,180	0.00
Marc J. Lenner	333,172[7]	0.06
Peter V. Maio	47,991	0.01
Kathleen C. Perrott	108	0.00
Ira Robbins	650,975[8]	0.12
Nitzan Sandor	110	0.00
Suresh L. Sani	109,961[9]	0.02
Lisa J. Schultz	70,266	0.01
Jennifer W. Steans	4,370,230[10]	0.78
Jeffrey S. Wilks	470,829[11]	0.08
Dr. Sidney S. Williams, Jr.	22,347	0.00
Directors, Director Nominees, and Executive Officers as a group (22 persons)	7,997,673[12]	1.43

(1) For purposes of this table, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Exchange Act. Beneficially owned shares include shares of common stock and preferred stock over which the named person exercises either sole or shared voting power or sole or shared investment power. Beneficially owned shares also include shares owned (i) by a spouse or minor children or by relatives sharing the same home, (ii) by entities owned or controlled by the named person, and (iii) by the named person if he or she has the right to acquire such shares within 60 days following March 1, 2025 by the vesting or exercise of any right or option. Unless otherwise noted, all shares are owned of record and beneficially by the named person. The total includes shares of restricted stock that have not yet vested, but does not include shares that may be issued upon the vesting of outstanding RSUs (except for RSUs scheduled to vest within 60 days following the date of determination).

(2) For purposes of calculating these percentages, there were 560,275,784 shares of our common stock outstanding as of March 1, 2025. For purposes of calculating each individual's percentage of the class owned, the number of shares underlying stock options and RSUs that are included in the amount of shares that the individual beneficially owns is also added to the total number of shares outstanding.

(3) This total includes 20,157 shares held by Mr. Abramson's wife, 10,238 shares held by his wife in trust for his children and grandchildren, 40,157 shares held by a family foundation, 10,401 shares held in a self-directed IRA, and 2,636 shares in a self-directed IRA held by his wife. Mr. Abramson disclaims beneficial ownership of shares held by his wife and shares held for his children.

(4) This total includes 90,537 shares purchasable pursuant to stock options exercisable within 60 days.

(5) This total includes 6,150 shares held by a trust for the benefit of Mr. Baum's children of which Mr. Baum is the trustee and 68,351 shares held by Mr. Baum's father over which Mr. Baum has power of attorney.

(6) This total includes 73,165 shares purchasable pursuant to stock options exercisable within 60 days. Of the total 515,579 shares, 420,000 shares are pledged as security for loans.

(7) This total includes 35,009 shares held in a retirement pension, 812 shares held by Mr. Lenner's wife, 41,619 shares held by his children, 138,606 shares held by a trust of which Mr. Lenner is 50% co-trustee (Mr. Lenner is an indirect beneficiary of only 25% of the trust and disclaims any pecuniary interest in the ownership of the other portion of the trust), and 29,393 shares held by a charitable foundation.

(8) This total includes 2,800 shares held by Mr. Robbins' wife and 407 shares held in trusts for the benefit of Mr. Robbins' nieces.

(9) This total includes 5,705 shares held in Mr. Sani's Keogh Plan, 5,705 shares held in trusts for the benefit of his children, and 44,390 shares held in pension trusts of which Mr. Sani is co-trustee.

(10) This total includes 729,700 shares held by Ms. Steans' spouse, 211,468 shares held by her spouse in a trust, 868,890 shares held in a family trust of which Ms. Steans is a trustee, 1,276,374 shares held by a partnership of which Ms. Steans is one of three partners, and 105,000 shares held in her IRA. Ms. Steans holds 163,233 shares in her own name. The remaining 4,206,997 shares are pledged as security for loans.

(11) This total includes 76,026 shares held by Mr. Wilks' wife, 10,058 shares held by his wife in trust for one of their children, 4,747 shares held jointly with his wife for a family foundation, 20,346 shares as trustee for the benefit of their children, 12,187 shares as trustee for the benefit of his wife, 266,804 shares held in an estate-created trust for which Mr. Wilks is trustee and under which Mr. Wilks' children are beneficiaries. Mr. Wilks disclaims beneficial ownership of shares held by the estate-created trust.

(12) This total includes 346,622 shares owned by our executive officers and directors as a group. The total does not include shares held by the Bank's trust department in fiduciary capacity for third parties.

Principal Shareholders

The table below sets forth information about the beneficial ownership as of March 1, 2025, except as otherwise provided in the footnotes, by persons or groups that beneficially own 5% or more of our common stock.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Class[1]
Bank Leumi le-Israel B.M.[2] 24-32 Yehuda Halevi St. Tel Aviv, 65545 Israel	72,861,862	13.0%
BlackRock, Inc.[3] 55 East 52nd Street, New York, NY 10055	64,548,658	11.5%
The Vanguard Group, Inc.[4] 100 Vanguard Blvd., Malvern, PA 19355	45,625,380	8.1%
State Street Corporation[5] One Congress Street, Suite 1 Boston, MA 02114	30,368,003	5.4%
Dimensional Fund Advisors LP[6] 6300 Bee Cave Road, Building One Austin, TX 78746	25,853,204	4.6%

(1) For purposes of calculating these percentages, there were 560,275,784 shares of our common stock outstanding as of March 1, 2025.

(2) Based on a Schedule 13D Information Statement filed with the SEC on April 11, 2022 by Bank Leumi and additional information known to the Company. The Schedule 13D discloses that Bank Leumi has sole voting power and sole dispositive power as to 71,861,862 shares and shared voting power and shared dispositive power as to 71,861,862 shares. Additionally, Bank Leumi purchased 1,000,000 shares of common stock in our common stock offering in November 2024.

(3) Based on a Schedule 13G/A Information Statement filed with the SEC on January 23, 2024 by BlackRock, Inc. The Schedule 13G/A discloses that BlackRock has sole voting power as to 63,559,181 shares and sole dispositive power as to 64,548,658 shares, and shared voting power and shared dispositive power as to no shares.

(4) Based on a Schedule 13G/A Information Statement filed with the SEC on February 13, 2024 by The Vanguard Group Inc. The Schedule 13G/A discloses that The Vanguard Group has sole voting power as to no shares, shared voting power as to 392,565 shares, sole dispositive power as to 44,780,406 shares, and shared dispositive power as to 844,974 shares.

(5) Based on a Schedule 13G Information Statement filed with the SEC on February 5, 2025 by State Street Corporation ("State Street"). The Schedule 13G discloses that State Street has no sole voting or dispositive power as to any shares, shared voting power as to 3,049,994 shares, and shared dispositive power as to 30,368,003 shares.

(6) Based on a Schedule 13G Information Statement filed with the SEC on October 31, 2024 by Dimensional Fund Advisors LP ("Dimensional"). The Schedule 13G discloses that Dimensional has sole voting power as to 25,078,614 shares, sole dispositive power as to 25,853,204 shares, and no shared voting or dispositive power as to any shares.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors, executive officers, and any beneficial owners of more than 10% of our common stock to file reports relating to their ownership and changes in ownership of our common stock with the SEC by certain deadlines. To our knowledge, based solely on a review of the filed reports and written representations by the persons required to file these reports, we believe that each of our directors and executive officers complied with all such filing requirements during 2024, except that Mark Saeger filed a late Form 4 due to administrative error (to report a grant of shares).

Advisory Vote on our Named Executive Officer Compensation

In accordance with Section 14A of the Exchange Act, the Company's shareholders are entitled to vote at the Annual Meeting to approve the compensation of our NEOs as disclosed in "Compensation Discussion and Analysis" beginning on page 45 of this Proxy Statement and the related tables, notes, and narrative that follow, commonly referred to as a "say-on-pay vote." We currently hold an annual say-on-pay vote.

The Company's goal for its executive compensation program is to compensate executives who provide leadership for our organization and contribute to our financial success. The Company seeks to accomplish this goal in a way that is aligned with the long-term interests of the Company's shareholders. The Board believes that the Company's executive compensation program satisfies this goal. "Compensation Discussion and Analysis" describes the Company's executive compensation program for 2024 and the decisions made by the Compensation Committee relative to this program.

The Company seeks shareholder approval of the following resolution:

> **RESOLVED**, that the shareholders of Valley National Bancorp (the "Company") approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed pursuant to Item 402 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, in the Compensation Discussion and Analysis, the Summary Compensation Table, and the related tables, notes, and narrative set forth in the Proxy Statement for the Company's 2025 Annual Meeting of Shareholders.

As an advisory vote, this proposal is not binding upon the Board or the Company. However, the Compensation Committee, which is responsible for designing and administering the Company's executive compensation program, values the opinions expressed by shareholders in their vote on this proposal, and will consider the outcome of the vote when making future compensation decisions for NEOs.

At our 2024 Annual Meeting, 97.7% of the shares voted on our "say-on-pay" proposal voted in favor of the Company's executive compensation program.

**The Board recommends a vote "FOR"
the advisory approval of the compensation of our NEOs.**

Executive Compensation Disclosure
Table of Contents

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") describes our executive compensation program for our CEO, our CFO, and the three other most highly compensated executive officers who were serving as executive officers at fiscal year-end 2024, as well as our former CFO (collectively, also referred to as our "NEOs"). The Compensation Committee oversees all aspects of our NEOs' compensation.

For 2024, our NEOs are:

- Ira Robbins, CEO

- Travis Lan, Senior Executive Vice President ("SEVP"), CFO

- Thomas A. Iadanza, President

- Russell Barrett, SEVP, Chief Operating Officer

- Joseph V. Chillura, former SEVP, President of Commercial Banking

- Michael D. Hagedorn, former SEVP, CFO

Leadership Changes. Since January 1, 2024, the Company has undergone leadership changes which have impacted the composition of our NEO group for 2024.

Mr. Hagedorn, our former CFO, ceased serving in this role effective as of November 30, 2024, and Mr. Lan, our then Executive Vice President ("EVP"), Deputy CFO, was appointed as our Interim CFO. Mr. Lan was subsequently appointed as SEVP, CFO effective March 3, 2025.

In December 2024, Mr. Iadanza notified the Company of his intention to retire as President effective June 30, 2025, after more than 13 years with Valley and more than 45 years in the banking industry.

Mr. Barrett was appointed as our SEVP, Chief Operations Officer effective January 1, 2024, and on March 3, 2025, he was appointed to the position of SEVP, Chief Operating Officer.

Mr. Chillura transitioned from his position as SEVP, President of Commercial Banking effective March 31, 2025 and remains with the Company as a non-executive employee until June 30, 2025 to facilitate an orderly transition to his successor.

These changes impacted the compensation of our NEOs as described in more detail below in this CD&A.

2024: Strategic Focus. As we noted in last year's CD&A, 2023 was an extraordinary year as Valley remained resilient amid significant disruptions to the banking industry. In 2024, we saw continued volatility in the economic, interest rate, and operating landscape, but like 2023, we are proud of our demonstrated ability to navigate these conditions and focus on the execution of our strategic initiatives. We have further solidified our financial position and set the operational foundation for sustained success.

SALARY

KEY FEATURES:
Certain cash payment based on position, responsibilities and experience.

PURPOSE:
Offers a stable source of income.

NON-EQUITY INCENTIVE AWARDS

KEY FEATURES:
Cash payment based on performance, position, responsibilities, and experience.

PURPOSE:
Intended to motivate and reward executives for short-term financial and strategic achievements.

TIME-BASED EQUITY INCENTIVE AWARDS

KEY FEATURES:
Equity incentives earned based on performance and vested over time.

PURPOSE:
Intended to create alignment with shareholders and promote retention.

PERFORMANCE-BASED EQUITY INCENTIVE AWARDS

KEY FEATURES:
Equity incentives earned based upon performance and vest based on meeting pre-established Company performance objectives.

PURPOSE:
Intended to focus on achievement of Company performance objectives, GITBV and relative TSR.

In early 2024, we continued to focus on our strategic initiatives designed to position us for better performance. We laid out specific balance sheet targets which reflected increased loan diversity, an improved funding base, and stronger capital ratios. As a result of disciplined management and the execution of certain balance sheet efforts, we significantly exceeded our original balance sheet and capital goals at year-end through the actions outlined below:

- Sold $920 million of commercial real estate loans in December at a modest 1% discount, diversifying our loan portfolio and providing incremental capacity to reinvest in our relationship-focused clients;

- Raised $150 million through our preferred stock offering and $450 million through our common stock offering, generating significant capital resources that position us well to support our communities and clients in 2025 and beyond;

- Continued to successfully gather deposits and improve our funding base through organic efforts, ending 2024 with reported total deposits of $50.1 billion, a 1.7% increase over year-end 2023;

- Demonstrated stability from a revenue perspective despite interest rate volatility throughout 2024, seeing a steady quarter over quarter increase in net interest income and net interest margin starting in the second quarter 2024; and

- Reduced our non-interest expense by 5% year over year through efficient expense management.

Through these efforts in 2024, we enhanced our financial flexibility and fortified our financial position as we entered into 2025.

This context regarding our business is important to an understanding of our executive compensation program for 2024.

Compensation Program Framework

Compensation Philosophy. We believe that Valley's executive compensation should be structured to balance the expectations of our shareholders, our executives, and our other stakeholders. To this end, our compensation program is designed to support our primary financial, strategic, and operational objectives, and intended to attract, motivate, and retain our executives who are critical to the long-term success of the Company. We have adopted a compensation philosophy that seeks to achieve this balance by taking into consideration the following factors:

- **Pay is substantially aligned with performance**: We assess our performance and strive to hold our NEOs and, in particular, our CEO accountable. Accordingly, we reward NEOs when the Company achieves short- and long-term performance objectives and scale down or decrease compensation when the Company does not achieve those objectives.

- **Balanced compensation structure**: Our compensation program has been structured to balance near-term results with long-term success, promote effective risk management, and enable us to attract, motivate, and retain our executives for creating shareholder value. As a result, we employ a mixture of short-term and long-term financial rewards for our executives.

- **We benchmark our compensation package against our peer group**: We inform our compensation decisions by measuring our practices and pay against bank holding companies that are similar in size and complexity to Valley. In addition, our performance-based RSU awards vest in substantial part based on how the total return from our shares performed against the KRX Index, a leading bank stock index of 50 banks.

Elements of Compensation. The primary elements of the compensation program for our NEOs are base salary and incentive compensation delivered through a combination of annual cash incentive awards and long-term equity incentive awards.

- **Base Salary**: Base salary is a customary, fixed element of compensation intended to attract and retain executives. Base salary is the only component of our NEOs' total direct compensation that is not at-risk. Salaries are determined by an evaluation of individual NEO responsibilities, performance, and compensation history, as well as a comparison to the salaries of our peers. Salaries can also be adjusted to reflect experience and tenure in a position, internal pay equity within the executive officer group, promotions or increased scope of responsibilities, and retention considerations.

- **Non-Equity Incentive Awards**: Awards under our non-equity incentive compensation program are set at target levels that reflect our NEOs' roles and responsibilities, generally ranging from 80% to 140% of base salary. We award non-equity cash compensation based in substantial part on the Company's financial results, as well as the achievement of shared and individual strategic goals.

- **Equity Incentive Awards**: The value of our NEOs' equity incentive award is generally granted 25% in the form of time-based RSUs and 75% in the form of performance-based RSUs.
  - **Time-Based Equity Awards**: We award time-based RSU awards which vest pro rata on an annual basis over a three-year period.
  - **Performance-Based Equity Awards**: We award performance-based RSU awards which vest based on the Company's adjusted GITBV and relative TSR performance against the constituent banks comprising the KRX Index measured over a three-year performance period.

The principal elements of compensation paid on average to our NEOs who were serving as executive officers in February 2024 at the time that total target compensation was determined and the percentage that these elements represent of the 2024 total target compensation for our CEO and these other NEOs are reflected below.



CEO

82%
At-risk
18%
Base salary
56%
Equity Incentive
26%
Non-Equity Incentive

Other NEOs

66%
At-risk
34%
Base salary
37%
Equity Incentive
29%
Non-Equity Incentive

As these charts demonstrate, a substantial amount of our NEOs' total target compensation is variable, at-risk, and performance-based. This is intended to both incentivize our executives and align pay with performance to the benefit of our shareholders. The largest component of total direct compensation for our NEOs is equity incentive awards, as the Compensation Committee wants to encourage significant focus on long-term growth and shareholder value.

A more detailed description and analysis of each of these elements is set out in more detail on pages 50 to 57 of this Proxy Statement.

Compensation Practices and Policies

What we do:

✓ **At-Risk Compensation:** A significant portion of each executive officer's incentive compensation is "at-risk" and equity compensation covers multi-year vesting periods.

✓ **Clawback:** For a period of six years after the date of the award, the Compensation Committee may (i) cancel unvested equity awards in the event of material misconduct by the executive which harms the Company financially and (ii) recoup vested equity awards and previously paid cash awards in the event of intentional fraud or intentional misconduct by the executive. The Company also has a separate Clawback Policy in the event of a financial restatement in accordance with Nasdaq requirements.

✓ **Stock Ownership:** To better align the interests of our NEOs with those of our shareholders, we require each NEO to own a minimum number of shares of our common stock as set forth below. We also require our directors to own 4 times their annual cash retainer.

Title	Minimum Value of Required Common Stock Ownership
CEO	6x base salary
President & SEVPs	3x base salary
Directors	4x annual cash retainer

✓ **Retention Requirement:** Officers may not sell any shares which they are awarded as compensation until they satisfy the target ownership amount under the guidelines other than shares withheld for taxes or in the limited circumstance where the Compensation Committee Chair approves a financial hardship exception. Shares held by an NEO's spouse and minor children count towards the requirement, as well as unvested time-based RSUs. Compliance with these stock ownership requirements is calculated annually and reported to the Compensation Committee.

✓ **Hold Past Termination:** Each executive officer must continue to hold at least 50% of the target ownership amount under our stock ownership guidelines until six months following termination of employment with the Company.

✓ **Restrictive Covenants:** Acceptance of our equity awards requires our executives to agree not to solicit Valley customers and employees for 12 months following termination of employment.

✓ **Independent Compensation Consultant:** The Compensation Committee engages an independent compensation consultant that provides no other services to the Company.

What we don't do:

X **No Excise Tax Gross-ups:** We do not offer any excise tax gross ups for any executive CIC arrangements.

X **No Single Trigger CIC Payments or Equity Vesting:** Our CIC agreements and equity grant agreements provide that if there is a CIC, an executive officer is not entitled to severance or accelerated vesting unless he or she is terminated from employment or resigns for good reason following the CIC.

X **No Hedging or Pledging:** We have a policy prohibiting executive officers from entering into hedging and pledging transactions involving the Company's equity securities. The Board believes that such transactions, which have the effect of mitigating the risks and rewards of ownership, may result in the interests of management and shareholders of the Company being misaligned. With the approval of the Nominating Committee, executive officers and directors may continue, in certain limited instances, to hold shares that were pledged prior to joining the Company.

X **No Excessive Risk Taking:** We design our compensation program in a manner that we believe promotes effective risk management and does not encourage or foster excessive risk-taking, but instead aligns the financial interests of our NEOs with those of our shareholders. The Compensation Committee annually assesses our compensation program with the Company's Chief Risk Officer, with input from the Chair of the Risk Committee, to determine whether they are well-balanced and that they do not encourage imprudent risk-taking.

X **Time Equity Grants:** Instead, we generally only grant long-term incentives on pre-determined dates to ensure that awards cannot be timed to take advantage of material non-public information.

Our Compensation Process

Our Compensation Committee sets the compensation of all executive officers, including our CEO and our other NEOs. Each year, the Compensation Committee reviews and approves the compensation package for our NEOs, which consists of base salary, non-equity incentive awards, and equity incentive awards, as detailed below. The Compensation Committee met a total of 5 times during 2024 and early 2025 to discuss NEO compensation for 2024 and target compensation for 2025.

Mr. Robbins, our CEO, and some of our other NEOs attended portions of the meetings. Mr. Robbins presented and discussed with the Compensation Committee his recommendations for compensation for the other NEOs without such NEOs present. Mr. Robbins neither made a recommendation to the Compensation Committee about his own compensation nor was he present when his compensation was discussed or set by the Compensation Committee. The Compensation Committee sets executive compensation with only Compensation Committee members and consultants present, after presentations by the CEO.

The Compensation Committee has the authority to directly retain the services of independent compensation consultants and other experts to assist in fulfilling its responsibilities. The Compensation Committee engaged the services of FW Cook, a national executive compensation consulting firm, to review and provide recommendations concerning all the components of the Company's executive and director compensation programs. FW Cook performs services solely on behalf of the Compensation Committee and has no relationship with the Company or management except as it may relate to performing such services. FW Cook assists the Compensation Committee in defining Valley's peer companies for benchmarking executive and director compensation. FW Cook also assists the Compensation Committee with all aspects of the design of our executive and director compensation programs. The Compensation Committee assessed the independence of FW Cook and concluded that no conflict of interest exists that prevents FW Cook from independently representing the Compensation Committee. At Compensation Committee meetings, the Compensation Committee holds executive sessions at which its independent compensation consultant is present and provides advice.

Our Peer Group

Because of our need to compete in the market for talent while at the same time aligning compensation with performance, considering the compensation and performance data of peers is an important factor in our compensation decisions. To this end, in setting compensation for our executives, we compare total compensation, total target compensation, each compensation element (specifically base salary, non-equity incentives, and equity incentive compensation), and the Company's financial performance to a peer group. The Compensation Committee, with input from its independent compensation consultant, has established the compensation peer group. Our peer group is reviewed by the Compensation Committee on an annual basis, based on information provided by FW Cook, to confirm that the peer group remains appropriate for comparison or to approve any changes to the peer group deemed advisable. When evaluating our peer group or potential new additions to the peer group, our independent compensation consultant screens for companies that are within our industry and traded on a major U.S. exchange; similarly sized within appropriate revenue, market capitalization and asset ranges; operating in the same geographies as the Company; and frequent "peers of peers" screened for size and business model fit.

Our 2024 Peer Group. In June 2023, the Compensation Committee reviewed our peer group and, based on the recommendations of FW Cook, approved the following changes, resulting in the new peer group for 2024 composed of the 16 financial institutions listed below:

Changes to 2023 Peer Group	New 2024 Peer Group
Removed from the Peer Group: • **First Citizens BancShares** (total assets outside range) • **PacWest Bancorp*** (market cap outside range) • **Signature Bank** (acquired in March 2023) • **Texas Capital Bancshares** (total assets outside range) • **Umpqua Holdings Corporation** (acquired in February 2023) *Added to the Peer Group:* • **Cadence Bank** • **First Horizon Corporation** • **Zions Bancorporation** (three peers added due to: total asset size >$50B, in line with Valley's positioning relative to median, frequent peers of the Company's peers, and included in the Company's proxy advisory firm peer groups)	**BankUnited, Inc.** **BOK Financial Corporation** **Cadence Bank** **Comerica Incorporated** **Cullen/Frost Bankers, Inc.** **First Horizon Corporation** **F.N.B. Corporation** **Hancock Whitney Corporation** **New York Community Bancorp, Inc.**** **Prosperity Bancshares, Inc.** **SouthState Corporation** **Synovus Financial Corp.** **Webster Financial Corporation** **Western Alliance Bancorporation** **Wintrust Financial Corporation** **Zions Bancorporation**

* Acquired by Banc of California, Inc. in November 2023.

** Changed name to Flagstar Financial, Inc. in October 2024.

The peer group adopted for 2024 consists of companies with revenues between $925 million and $3.7 billion, assets between $37.2 billion and $123.8 billion, and market capitalization between $1.4 billion and $7.4 billion based on information provided by FW Cook at the time the peer group was approved. Relative to this 16-company peer group, the Company was positioned near the median with respect to revenue, between the median and 75th percentile with respect to total assets, and near the 25th percentile with respect to market capitalization.

This new peer group was used for purposes of establishing the executive compensation framework and various elements of compensation for 2024. The Compensation Committee refers to this peer group information when setting our CEO compensation and that of our other NEOs and generally targets CEO and NEO total compensation at levels that are at the median of our peer group.

Our 2025 Peer Group. In June 2024, the Compensation Committee reviewed our peer group and, based on the recommendation of FW Cook, determined not to make any changes to the peer group for 2025. This decision was based on the fact that the current 16-company peer group represents a robust sample size and consists of size appropriate companies with suitable business comparability, and there was no mergers and acquisitions activity that would warrant the removal of an existing peer company.

2024 Say-on-Pay Vote

At the 2024 Annual Meeting, 97.7% of the votes cast were in favor of the advisory, non-binding vote to approve executive compensation. We believe that these results reflect our commitment to providing our executives with compensation that is in alignment with our shareholders' short- and long-term interests. The results also favorably reflected on our continuing outreach program to our large institutional shareholders. See above under "Corporate Governance – Engagement" for a discussion of our shareholder engagement efforts in 2024.

2024 Compensation Program

In determining the 2024 compensation package for our NEOs, as in prior years, the Compensation Committee used a combination of base salary, non-equity incentive awards, and equity incentive awards as detailed below.

At its February 2024 meeting, the Compensation Committee took the following actions for each NEO:

- Approved base salaries for 2024;

- Set target non-equity awards and performance objectives under our annual non-equity incentive award program for 2024, with such non-equity awards to be paid out in the first quarter of 2025 based on 2024 performance; and

- Set target award values for equity incentive awards to be granted to our NEOs in 2025, with the actual award value of such awards to be determined by the Compensation Committee in the first quarter of 2025 based on 2024 performance.

In February 2025, following the Compensation Committee's assessment of Company and individual performance achievement in 2024, determinations were made regarding (i) the payout of the non-equity incentive awards for 2024 and (ii) the granting of equity incentive awards for 2024 (in the form of time-based and performance-based RSUs) to each of our NEOs. A more detailed description and analysis of each of these determinations follows.

Base Salaries

In February 2024, the Compensation Committee approved the following base salary increases for our NEOs based on consideration of peer and market data, Company performance, and individual performance and tenure:

NEO	2023 Base Salary	2024 Base Salary	% Increase
Mr. Robbins	$1,000,000	$1,050,000	5%
Mr. Lan	$ 318,000	$ 350,000	10%
Mr. Iadanza	$ 700,000	$ 750,000	7%
Mr. Barrett	$ 425,000	$ 475,000	12%
Mr. Chillura	$ 510,000	$ 525,000	3%

Mr. Lan's base salary increase reflects his promotion to EVP, Deputy CFO in January 2024. Mr. Lan's base salary was thereafter increased to $400,000 in November 2024, in connection with his promotion to EVP, Interim CFO, and was increased to $500,000 in March 2025 in connection with his appointment as our CFO. With respect to Mr. Lan's appointment as CFO, his base salary was increased to align with market levels and his increased responsibilities following his promotion.

Mr. Barrett's base salary increase reflects his promotion to SEVP, Chief Operations Officer in January 2024.

The base salary of our former CFO, Mr. Hagedorn, was maintained at $590,000 for 2024.

Non-Equity Incentive Awards

Each year at its February meeting, the Compensation Committee approves target non-equity incentive awards for each NEO and approves the framework establishing the performance objectives that must be achieved to earn a non-equity incentive payout for the year.

2024 NEO Target Award Levels. In February 2024, or in the case of Mr. Lan, in November 2024 in connection with his appointment as Interim CFO, the Compensation Committee set the following target non-equity incentive awards for 2024 calculated as a percentage of each executive's base salary as follows:

NEO	Percentage for 2024
Mr. Robbins	140% of base salary
Mr. Lan	50% of base salary
Mr. Iadanza	100% of base salary
Mr. Barrett	80% of base salary
Mr. Chillura	85% of base salary

Mr. Robbins' target non-equity incentive award percentage represents a 12% increase from 125% in 2023. This increase was adopted to further increase the portion of Mr. Robbins' total target direct compensation attributable to at-risk, performance-based compensation. The increase also aligned Mr. Robbins' target more closely with the peer median.

In connection with Mr. Lan's appointment as EVP, Interim CFO in November 2024, the Compensation Committee approved a target non-equity incentive award of 50% of base salary. His target non-equity incentive award was thereafter increased to 80% of base salary in March 2025 in connection with his appointment as our CFO, including with respect to internal comparability considerations. In February 2024, the target non-equity incentive award percentage of our former CFO, Mr. Hagedorn, was also set at 80% of base salary, but as addressed below under "Special NEO Compensation Arrangements," Mr. Hagedorn did not receive payment of his non-equity incentive award for 2024 due to his departure from the Company.

2024 Performance Objectives and Weightings. In February 2024, the Compensation Committee also established the relevant performance objectives under the non-equity incentive program for 2024 and assigned each objective a weighting, as set forth in the table below. The below framework was consistent with the 2023 framework, with the exception of an increase in the weighting of the "Individual Objectives" from 10% to 20%. This additional 10% was reallocated from the core transformation performance objective that was achieved under non-equity incentive program for 2023 and as a result was not applicable in 2024.

2024 Non-Equity Incentive Program Framework			
Company (65%)	Financial Objective	40%	Financial (40%)
	Company Strategic Objectives	15%	Strategic (60%)
	Customer Experience	10%	
Individual (35%)	Risk Management & Control	15%	
	Individual Objectives	20%	

In February 2025, the Compensation Committee assessed Company and individual performance relative to these performance metrics and approved the corresponding payout level as a percentage of each NEO's target non-equity incentive award, as described in more detail below under "2024 Company and Individual Performance."

Equity Incentive Awards

Under the Company's annual equity incentive award program, the Compensation Committee grants (i) time-based RSU awards which vest pro rata on an annual basis over a three-year period and (ii) performance-based RSU awards which vest based on the Company's adjusted GITBV and relative TSR performance measured over a three-year performance period. These awards are designed to promote retention, which is important in a competitive talent market, to incentivize performance with respect to key financial measures, and to align NEO and shareholder interests by tying a significant portion of NEOs' pay to the Company's long-term performance.

Each year at its February meeting, the Compensation Committee:

- Establishes a total target equity award value for each NEO as a percentage of base salary, with achievement relative to this target to be determined the following February based on the Compensation Committee's holistic assessment of Company and individual performance during the prior year;

- Approves the award mix of the equity awards to be granted for the then-current performance year (i.e., the portion of the total equity award that will be time-based versus performance-based, and for the performance-based portion of the award, the portion that will be based on adjusted GITBV versus relative TSR);

- Grants equity awards with a total value determined relative to target based on prior year performance and determines the performance goals and metrics (i.e., adjusted GITBV and relative TSR) for the performance-based RSU awards granted at that meeting; and

- Certifies performance and payout levels for previously granted performance-based RSU awards, the performance period of which ended on the immediately preceding December 31.

2024 Target Award Values. Based on this process, in February 2024, the Compensation Committee approved each NEO's target total equity award value reflected in the table below. In February 2025, following a holistic assessment of Company financial, strategic, and operational performance in 2024, as well as achievement of risk management and other individual objectives, as described in more detail below under "2024 Company and Individual Performance," the Compensation Committee determined to award each NEO a total equity award value that was then translated into the number of time-based RSUs and performance-based RSUs granted to each NEO. See below under "2024 Compensation Awarded – Equity Incentive Awards" for more detail.

NEO	2024 Target Equity Award Value
Ira Robbins	$3,180,000
Travis Lan	250,000
Thomas A. Iadanza	800,000
Russell Barrett	500,000
Joseph V. Chillura	500,000

2024 Award Mix. In February 2024, consistent with prior years, the Compensation Committee approved the award mix of the equity awards, determining to grant 25% of the value of each NEO's equity award in the form of time-based RSUs and the remaining 75% in the form of performance-based RSUs. The table below summarizes the mix of our equity incentive awards granted to our NEOs in February 2025 based on 2024 performance, with the exception of Mr. Lan whose award mix was 50% time-based RSUs and 50% performance-based RSUs based on his then position as EVP, Deputy CFO.

Form of RSU Award	Percentage of Total 2025 Target Equity Award Value (granted for 2024 performance)	Purpose	Performance Measured	Earned and Vesting Periods
Time-Based Award	25%	Encourages retention. Fosters shareholder mentality among the executive team	N/A	Vests in annual one-third increments on each February 1 following the grant date
GITBV Performance-Based Award	45%	Encourages retention and ties executive compensation to our operational performance	GITBV	Earned and vests after three-year period based on adjusted GITBV
TSR Performance-Based Award	30%	Encourages retention and ties executive compensation to our long-term market index performance	Relative TSR	Earned and vests after three-year period based on TSR against the constituent banks comprising the KRX Index

The percentage mixes described in the table above translate into the dollar value of each type of award granted. The dollar value is then translated into a number of units using the closing price of the Company's common stock the day before the effective date of the grant. Each time-based and performance-based RSU award is settled in the Company's common stock with any dividend equivalents accrued during the performance period paid in cash.

Performance Goals and Metrics. As explained below, the Compensation Committee has historically chosen GITBV and relative TSR performance metrics applicable to our performance-based RSU awards given their significance to our business and to our shareholders.

Adjusted GITBV Performance-Based Awards. The Compensation Committee has chosen GITBV over a three-year period because it believes that this metric is a good indicator of the performance and shareholder value creation of a commercial bank, and the Company has received positive feedback from its investors regarding its use of GITBV in the Company's equity incentive compensation program.

GITBV, when used herein, means year-over-year growth in tangible book value, plus dividends on common stock declared during the year, excluding other comprehensive income ("OCI") recorded during the year. The add-back of dividends allows the Compensation Committee to compare our performance to our peers that pay different amounts of dividends. The exclusion of OCI neutralizes changes in tangible book value related to accounting mechanics and not viewed as tied to financial performance. Consistent with the terms of the award agreements for performance-based RSUs and the 2023 ICP, the Compensation Committee has the authority to adjust the calculation of GITBV for certain items that are one-time in nature. From time to time, the Compensation Committee uses this authority to avoid either rewarding or penalizing executives for certain decisions which may adversely or positively affect the Company's short-term results. Adjustments to GITBV primarily related to: (i) in 2022, the impacts of the Bank Leumi USA ("BLUSA") acquisition, including adjustments with respect to merger-related charges, the earnings associated with BLUSA in the year of acquisition, and the shares issued in connection with the BLUSA acquisition; (ii) in 2023, the impact of the special assessment implemented by the Federal Deposit Insurance Corporation (the "FDIC special assessment") and merger related expenses and other merger charges; and (iii) in 2024, the FDIC special assessment.

In the first quarter of each year, in setting the adjusted GITBV performance levels, the Compensation Committee reviews the Company's financial forecast with respect to anticipated growth, the interest rate environment, analyst consensus, and peer group rates and approves the threshold, target, and maximum performance goals for GITBV awards accordingly.

Earned GITBV awards vest after the end of the three-year performance period following the Compensation Committee's certification of performance results. The number of shares that can be earned may range from 0% to 200% of the target, depending on performance against the threshold, target and maximum performance levels approved by the Compensation Committee (with linear interpolation between the performance levels).

Relative TSR Performance-Based Awards. These RSUs are earned based on the Company's relative TSR for a three-year performance period against the constituent banks comprising the KRX Index. The KRX Index is used as a broad indicator of Valley's relative market performance. Earned TSR performance-based awards vest at the end of the three-year performance period and are settled following the Compensation Committee's review and certification of the level of performance achievement. The number of shares that may be earned ranges from 0% to 200% of the target, depending on performance (with linear interpolation between performance levels) as follows:

TSR	Percentage of Target Shares Earned
Below 25th percentile of KRX Index	None
25th percentile of KRX Index (Threshold)	50%
50th percentile of KRX Index (Target)	100%
87.5th percentile of KRX Index (Maximum)	200%

If the Company has a negative TSR on an absolute basis at the end of the three-year performance period, then the maximum number of shares that could be earned, regardless of the Company's TSR relative to its peer group, would be 100% of target.

2024 Performance Outcomes of our Performance-Based RSUs (2022-2024 Performance Period). In February 2025, the Compensation Committee reviewed and certified the level of performance achieved with respect to our performance-based RSU awards granted in 2022 as well as the associated payout level as described below.

GITBV Payout for 2022-2024 Performance Period. The table below sets forth how the GITBV performance-based awards granted in 2022 vested based upon the Company's performance during the 2022-2024 performance period. For these awards, the threshold was 10.50%, the target was 13.00%, and the maximum was 15.75%. The 2022 awards vested in February 2025 at 103.45% of target due to achievement of three-year adjusted GITBV of 13.19%.

| | GITBV Performance | | | Cumulative Performance Measured | Payout as a % of Target |
Grant Date	2022	2023	2024	2022-2024	
February 15, 2022	17.47%	13.45%	8.64%	13.19%	103.45%

TSR Payout for 2022-2024 Performance Period. The Company's cumulative TSR was 18.90% for the three-year period ended December 31, 2024, and the percentile rank against the constituent banks comprising the KRX Index was 2.00%. Accordingly, this performance achievement resulted in zero payout of the 2022 TSR performance-based RSU awards.

2024 Company and Individual Performance

Through the performance-based program elements described above, our executive compensation is tied to objectives which reflect Valley's commitment to driving shareholder value through unwavering service to our clients, our employees, and our community. The Compensation Committee uses a rigorous approach in establishing performance goals that incentivize NEOs to deliver on the Company's financial, strategic, and operational priorities. At the beginning of each year, the Compensation Committee, with input from our CEO and Chief People Officer, establishes financial, strategic, and operational goals, together with individual NEO objectives with a focus on supporting broader Company goals. The individual objectives are tailored and specific to each NEO's area of responsibility. At the end of the year, the Compensation Committee evaluates Company performance and each NEO's performance against the pre-established goals and objectives as well as management's recommendations as to the level of performance achieved, other than with respect to our CEO. The outcome of the performance evaluation is then used to determine NEO compensation. The Compensation Committee's assessment of the achievement of Company and individual performance objectives for 2024 is described below.

2024 Company Performance

Financial Performance (shared outcome). Under our compensation program, 40% of our non-equity incentive compensation was based on Valley's financial performance in 2024 and reflects the Compensation Committee's belief that our executives should generally be compensated in the context of the Company's recent financial performance.

The most important financial metric considered by the Compensation Committee relative to non-equity incentive compensation is core net income available to common shareholders.* For 2024, the Company achieved non-GAAP core net income available to common shareholders of $322.2 million.

In addition to core net income, GITBV and relative TSR, the Compensation Committee considers other measures of financial performance to more holistically inform its determinations regarding our non-equity incentive compensation program and other components of our executives' compensation. For 2024, these other financial measures included: year-over-year deposit growth of 1.7%, a year-over-year 2.8% decrease in total loans, return on average assets of 0.61%, net interest income of $1.6 billion, non-interest income of $224.5 million, non-interest expense of $1.1 billion, diluted EPS of $0.69 and a net interest margin on a fully tax equivalent basis of 2.85%.**

In light of the Company's results with respect to core net income available to common shareholders, and taking into consideration the Company's financial performance results generally, the Compensation Committee determined that the Company did not meet its financial performance objective for 2024, resulting in zero payout with respect to this component of our non-equity incentive awards for our NEOs at the SEVP level.

For 2024, Mr. Lan participated in our non-equity incentive program for non-executive officer participants. Under this non-executive plan, the Compensation Committee approved a partial adjustment with respect to the financial component of the plan, resulting in a 14% increase to Mr. Lan's award.

Performance Against Strategic and Operational Goals (shared outcome). In addition to short-term financial performance, the Compensation Committee, in setting executive compensation, considered Valley's attainment of shared-outcome objectives, including specific strategic and operational goals (representing 25% of our non-equity incentive awards). Attainment of these goals is designed to position Valley for long-term growth for our franchise and stakeholders and for the generation of shareholder value over time. The Compensation Committee believes that the strategic targets developed and implemented by our CEO and other NEOs are crucial to the achievement of Valley's long-term financial objectives. Valley's compensation program is aligned with these long-term goals through our use of equity compensation, in particular, our performance-based equity awards.

Customer Experience: One of our strategic objectives in 2024 was based on driving improvement in customer experience. Customer satisfaction was measured by an index based on customer attitude in terms of satisfaction, advocacy, and effort, and customer behavior in terms of household growth and number of products per household. Based on management's successful efforts to increase our customer experience index in 2024, the Compensation Committee approved management's assignment of a 135% achievement level to this strategic goal.

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* Core net income is net income available to common shareholders adjusted for non-core items that the Company believes are not indicative of its core operating performance. Core net income represents a non-GAAP financial measure. See Appendix A to the Proxy Statement for reconciliations of non-GAAP measures and related information regarding these non-GAAP measures.

** Net interest margin is presented on a tax equivalent basis using a 21 percent federal tax rate. Valley believes that this presentation provides comparability of net interest margin arising from both taxable and tax-exempt sources and is consistent with industry practice and SEC rules. On an unadjusted basis, net interest margin was 2.84% for the year ended December 31, 2024.

Company Strategic Objectives: Our other primary strategic objectives for 2024, which were focused on specified three-year financial imperatives and enhancement of strategic capabilities, are categorized in the table below along with key outcomes:

Strategic Objectives	Key Outcomes in 2024
Optimize commercial banking value proposition:	• We reduced our commercial real estate loan concentration ratio* to approximately 362% at December 31, 2024 from 474% at December 31, 2023. This was the result of disciplined new origination activity, continued CRE payoffs, targeted CRE loan sales, as well as our preferred and common stock issuances in 2024.
Enhance balance sheet flexibility:	• We continued to successfully gather core customer deposits and improve our funding base through organic growth and strategic initiatives. At the end of 2024, we reported total deposits of $50.1 billion, a 1.7% increase from $49.2 billion at year-end 2023, net of a $397.2 million reduction in indirect deposits. • We raised $150 million through our preferred stock offering and $450 million through our common stock offering, generating significant capital resources. • We sold $920 million of commercial real estate loans at a modest 1% discount, diversifying our loan portfolio and providing incremental capacity to reinvest in our relationship-focused clients. • We completed a synthetic credit risk transfer transaction, related to $1.5 billion of automobile loans, with the new credit protection significantly reducing the risk-weighted assets associated with these loans for regulatory capital purposes.
Drive sustainable fee revenue:	• We continued to prioritize our suite of value-add commercially adjacent products and services that support our fee income growth. Our 2023 core conversion set the foundation for significant enhancements in our product offerings and service capabilities, including with respect to our enhanced treasury service offering to commercial depositors rolled out in July 2024, which meaningfully contributed to a 17% increase in our service charges on deposit accounts revenue in 2024 as compared to 2023.

Our strategic capabilities objectives related to enhanced use of data and analytics, profitability-informed decision making and financial analytic capabilities, and business planning. In furtherance of these objectives, the Company implemented technology related to customer data as well as certain financial analytics, and developed clear alignment between our strategy and executive goals.

Based on its assessment of Company performance with respect to the strategic objectives portion of our 2024 non-equity incentive award framework, the Compensation Committee approved management's assignment of a 150% achievement level.

2024 Individual Performance

Under our 2024 compensation program, 35% of our non-equity incentive compensation was based on an individual performance assessment based on individual risk management and control goals (15%) and individual strategic and operational goals which are tied directly to the Company strategic and operational goals described above (20%). These goals are designed to hold each NEO accountable for the Company's strategic, operational, and risk management objectives.

Risk Management & Control Goals (individual outcome). The Compensation Committee also evaluated each NEO's individual performance with respect to goals related to risk management and control. The overall objective of the risk management and control goal is tied to driving a strong risk management culture and sound control environment, based in part on regulatory examination and internal audit findings, with specified individual goals including: managing within the Bank's risk appetite; managing reputational risk, compliance, governance and controls; technology risk management/cyber risk; and business controls. The Compensation Committee considers the input of the Chair of the Risk Committee in establishing these risk management and control goals, as well as in determining whether such goals have been achieved.

Individual Strategic Objectives (individual outcome). The Compensation Committee also evaluates each NEO's individual objectives. At the outset of each year, our CEO develops individual goals for himself, which he reviews with the Compensation Committee. The Compensation Committee provides its feedback and then approves the CEO's goals, as modified by their feedback. Our CEO also develops goals with each of our other NEOs for year that are aligned with the Company's financial and

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*   Defined as total commercial real estate loans held for investment and held for sale, excluding owner occupied loans, as a percentage of total risk-based capital.

strategic objectives, and these goals are approved by the Compensation Committee. At the outset of the following year, the performance by each NEO against these pre-established goals is evaluated, in the case of our CEO, by the Compensation Committee, and in the case of our other NEOs, by our CEO and presented to the Compensation Committee together with the CEO's compensation recommendations.

In February 2024, the Compensation Committee approved individual performance objectives for our NEOs in accordance with the process described above, and in February 2025, the Compensation Committee assessed each NEO's individual performance relative to these objectives and approved payouts accordingly, taking into account individual performance as well as Company performance.

Ira Robbins: Individual goals for our CEO set by the Board in February 2024 included:

- Further develop the foundation for Valley's relevance with a focus on non-traditional bank networks and industries;

- Assess and develop strategic initiatives;

- Ensure structure and governance around strategic initiatives;

- Advance cultural growth of the organization; and

- Further leadership succession, strengthening talent pipeline and retaining top talent while acquiring new key talent.

The Compensation Committee assigned significant weight to the Company's financial performance in assessing Mr. Robbins' incentive compensation awards, resulting in below target performance payout with respect to his non-equity incentive award.

The Compensation Committee determined that Mr. Robbins exceeded his individual goals and materially contributed to the Company's substantial achievement of its strategic and operational goals. In particular, the Compensation Committee considered Mr. Robbins' leadership of the Company in the face of continued challenging conditions.

The Compensation Committee credited Mr. Robbins for the successful deployment of the Company's strategic plan, noting the following key results in 2024 toward meeting the Company's goals: successful execution of balance sheet goals, improved customer experience index, enhanced organizational discipline with respect to aligning strategic initiatives and executive goals, and strong achievement relative to strengthening our talent pipeline with an emphasis on leadership and other critical roles.

Travis Lan. The Compensation Committee recognized Mr. Lan for his efforts in his new role as EVP, Deputy CFO commencing in January 2024 and subsequently in his role as Interim CFO commencing in November 2024. Mr. Lan was also recognized for his progress with respect to the budget process and customer reporting, as well as his successful management within the bank's risk appetite and management of reputational risk, compliance, governance, and controls, as well as strong achievement relative to advancing Valley's culture and continuing to strengthen our talent pipeline with an emphasis on leadership and other critical roles.

Thomas A. Iadanza. The Compensation Committee recognized Mr. Iadanza for his key role in driving the Company's execution of its strategic financial imperative goals and his enhancement of Valley's market presence though his robust client engagement plan, and his significant role in advancing Valley's culture and continuing to strengthen our talent pipeline with an emphasis on leadership and other critical roles.

Russell Barrett. The Compensation Committee recognized Mr. Barrett for his significant role in technology oversight in 2024, his execution with respect to development of the Company's data and analytics analysis, for his achievements in driving efficiency across the operations of the organization, and for his successful management of reputational, compliance, governance, controls, and technology risk. The Committee also recognized his significant role in advancing Valley's culture and his efforts to continue to strengthen our talent pipeline with an emphasis on leadership and other critical roles and to build bench strength in key areas.

Joseph V. Chillura. The Compensation Committee recognized Mr. Chillura for his achievements with respect to customer retention and expansion, with a focus on key customers and key prospect plans, and with respect to his significant role in talent development and continuing to strengthen our talent pipeline with an emphasis on leadership and other critical roles.

2024 Compensation Awarded

Summary

Mr. Robbins' total direct compensation* increased by $238,575 ($5,310,450 in 2024 vs. $5,071,875 in 2023), or approximately 4.7%, from last year. Mr. Robbins earned $389,550, or approximately 6.8%, less than his target total direct compensation of $5,700,000. More specifically, the Compensation Committee made the following compensation determinations with respect to Mr. Robbins:

- Determined to award his non-equity incentive award at 73.5% of target ($1,080,450) for 2024, as compared to 73.8% of target ($921,875) in 2023; and

- Increased his total equity award from $3,150,000 to $3,180,000 (or 100% of target) for 2024, which was consistent with his 2023 total equity award on a percent of target basis.

The Compensation Committee believes that the compensation determination that it made reflects the Company's financial performance, as well as strategic and operational performance in 2024.

Mr. Iadanza earned $1,500,250 in 2024 total direct compensation, consisting of $750,000 in base salary and a $750,250 non-equity incentive award (representing approximately 100% of his target non-equity incentive award). Mr. Iadanza did not receive an equity award in 2025. See the section titled "Special NEO Compensation Arrangements" below for additional detail on compensation arrangements made in connection with Mr. Iadanza's retirement. His total direct compensation paid for 2024 represents a 25.6% decrease from 2023 and is 34.8% below his 2024 target total direct compensation approved in February 2024.

Mr. Barrett earned $1,414,450 in 2024 total direct compensation, consisting of $475,000 in base salary, a $314,450 non-equity incentive award, and a total equity award of $625,000. His total direct compensation paid for 2024 represents an 18.1% increase from 2023 and is 4.4% above his 2024 target total direct compensation. Mr. Barrett's non-equity incentive award was 82.8% of target and his equity award was 125% of target.

Mr. Chillura earned $1,318,409 in 2024 total direct compensation, consisting of $525,000 in base salary, a $293,409 non-equity incentive award, and a total equity award of $500,000. His total direct compensation paid for 2024 represents a 1.3% increase from 2023 and is 10.4% below his 2024 target total direct compensation. Mr. Chillura's non-equity incentive award was 65.8% of target and his equity award was 100% of target.

Mr. Hagedorn, our former CFO, did not receive a non-equity incentive award or an equity award for 2024 due to his departure from the Company. Mr. Lan's salary, stock awards and non-equity incentive awards for 2024 reflect the mix of his non-executive Deputy CFO position and Interim CFO position that he held during the year. Mr. Lan was appointed as our Interim CFO on November 30, 2024, at which time his annual salary increased to $400,000, his target bonus percentage increased to 50%, and his total target equity award value remained at $250,000. On March 3, 2025, Mr. Lan was promoted to SEVP, CFO, at which time his annual salary increased to $500,000, his target bonus percentage increased to 80%, and his total target equity award value was increased to $600,000.

Non-Equity Incentive Awards

The non-equity incentive award for Mr. Robbins was $1,080,450 for 2024, at 73.5% of target. This compares to his $921,875 award for 2023 and his $1,470,000 target for 2024. While the Compensation Committee recognized Mr. Robbins' leadership of the Company through a challenging environment, the Compensation Committee determined it was appropriate that his annual non-equity incentive award be awarded at 73.5% of target due to the Company not achieving its 2024 financial goal.

Mr. Iadanza was awarded a non-equity incentive award representing approximately 100% of target, or $750,250. The Compensation Committee determined to award Mr. Iadanza 100% of his target non-equity award in consideration of Company and individual performance during 2024, and in recognition that he would not be receiving a 2025 equity incentive award, which would otherwise have been granted to him based on 2024 performance. See "Special NEO Compensation Arrangements" below on page 60 for additional information.

Our other NEOs were awarded a non-equity incentive award representing the following percentage of their target: Mr. Lan, 88.8%, Mr. Chillura, 65.8%, and Mr. Barrett, 82.8%. Mr. Hagedorn did not receive a non-equity incentive award for 2024 due to his departure from the Company.

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* Total direct compensation consists of base salary, non-equity incentive award earned based on 2024 performance (paid in 2025), and grant date fair value of equity incentive awards earned based on 2024 performance (granted in 2025). Target total direct compensation consists of base salary, target non-equity incentive award, and target equity incentive award (granted in 2025).

The table below sets forth the non-equity incentive awards for each NEO as well as the amount of the actual awards relative to target awards.

NEO	2024 Base Salary	2024 Target Non-Equity Incentive Award Amount	2024 Target Non-Equity Incentive Award as % of Base Salary	2024 Non-Equity Incentive Award Payout	2024 Non-Equity Incentive Award as % of Target
Ira Robbins	$1,050,000	$1,470,000	140%	$1,080,450	73.5%
Travis Lan	400,000	200,000	50%	177,600	88.8%
Thomas A. Iadanza	750,000	750,000	100%	750,250	100%
Russell Barrett	475,000	380,000	80%	314,450	82.8%
Joseph V. Chillura	525,000	446,250	85%	293,409	65.8%

Equity Incentive Awards

The table below sets forth the total equity awards granted in 2025 based on 2024 performance for each NEO relative to target, as well as the amount of the actual awards relative to target awards.

Mr. Iadanza informed the Company in December 2024 of his intention to retire in June 2025 and was therefore not granted an equity award in 2025 due to his impending retirement (see "Special NEO Compensation Arrangements" below on page 60 for additional information). Mr. Hagedorn was not granted an equity award in 2025 due to his departure from the Company.

NEO	2024 Target Equity Award Value	2024 Actual Equity Award Value (granted in 2025 based on 2024 performance)	2024 Actual Equity Award Value as a % of 2024 Target Equity Award Value
Ira Robbins	$3,180,000	$3,180,000	100%
Travis Lan	250,000	312,500	125%
Thomas A. Iadanza	800,000	—	—
Russell Barrett	500,000	625,000	125%
Joseph V. Chillura	500,000	500,000	100%

Mr. Lan and Mr. Barrett each received a total equity award with a value in excess of their target awards in recognition of their respective promotions and increased responsibilities during 2024.

Mr. Lan's target equity incentive award for 2025 was subsequently increased to $600,000 in connection with his promotion to CFO in March 2025.

The table below sets forth the time-based RSU awards granted to our NEOs in 2025 based on 2024 performance in both share amounts and dollar value.

NEO	Time-Based Equity Awards (# of Shares)	Value at Grant Date
Ira Robbins	79,820	$795,000
Travis Lan	15,688	156,250
Thomas A. Iadanza	—	—
Russell Barrett	15,688	156,250
Joseph V. Chillura	12,551	125,000

The table below sets forth the performance-based RSU awards granted to our NEOs in 2025 based on 2024 performance and the grant date fair value of each award. Of these awards, 60% are subject to vesting based on the attainment of adjusted GITBV and 40% are based on relative TSR.

| NEO | Performance-Based RSU Awards at Target | | |
	Based on TSR	Based on GITBV	Total
Ira Robbins	$954,000	$1,431,000	$2,385,000
Travis Lan	62,500	93,750	156,250
Thomas A. Iadanza	—	—	—
Russell Barrett	187,500	281,250	468,750
Joseph V. Chillura	150,000	225,000	375,000

Special NEO Compensation Arrangements

Michael D. Hagedorn. Mr. Hagedorn ceased serving as SEVP, CFO of the Company effective November 30, 2024. In connection with his separation, the Company and Mr. Hagedorn entered into a Separation Agreement and General Release (the "Separation Agreement") which provided for the payment of the following severance benefits following his separation from employment: (i) a lump sum cash payment of $590,000, representing 52 weeks of base salary; (ii) a lump sum cash payment of $472,000, representing the annual cash bonus amount (calculated at 100% of target); (iii) a lump sum cash payment of $27,511 equal to 12 months of the Company's contribution toward Mr. Hagedorn's current health and dental insurance; and (iv) a prorated annual cash bonus for 2024 of $433,000 (calculated at 100% of target and prorated through the his separation from employment), payable at the time that the Company pays annual cash bonuses to active employees in the first quarter of 2025. In addition, the Separation Agreement provided that Mr. Hagedorn's unvested time-based and performance-based RSUs scheduled to vest on February 1, 2025 would remain outstanding and vest on such date, subject to satisfaction of any applicable performance conditions. All other outstanding and unvested equity awards that Mr. Hagedorn held were forfeited on his separation from employment in accordance with the terms of the applicable equity plans and the related award agreements.

Payment of the foregoing benefits was subject to certain conditions, including Mr. Hagedorn's execution and non-revocation of a general release of claims in favor of the Company and its affiliates and agents and continued compliance with applicable restrictive covenant obligations, including a non-solicitation covenant with respect to the Company's customers and employees for twelve months following his separation from employment.

Mr. Hagedorn was also entitled to accrued benefits under the Company's Deferred Compensation Plan and the Valley National Bank Savings and Investment Plan ("401(k) Plan"), to be paid in accordance with the terms of such plans.

Thomas A. Iadanza. In December 2024, Mr. Iadanza announced that he will retire from his position as President effective June 30, 2025 after 13 years with the Company and 45 years in the banking industry. In connection with his planned retirement, the Compensation Committee determined Mr. Iadanza would be eligible to receive a non-equity incentive award for his full year of service in 2024 at 100% of his target. Mr. Iadanza's $750,000 base salary rate remained in effect through the first quarter of 2025, and for the transition period from April 1, 2025 through his retirement date of June 30, 2025, he will receive a transition salary of $187,500 for that period. As a result of his retirement, it was determined that Mr. Iadanza would not receive an equity grant in 2025, which he otherwise would have been awarded based on 2024 performance, and he is not entitled to any non-equity incentive award for 2025, notwithstanding his employment (including transition period) of six months during 2025. Because Mr. Iadanza is retirement eligible under the terms of our 2023 ICP, his outstanding time-based RSUs will vest upon his retirement, and his performance-based RSUs will remain outstanding and vest subject to satisfaction of any applicable performance conditions.

Joseph V. Chillura. In March 2025, it was announced that Mr. Chillura will transition out of his SEVP, President of Commercial Banking role, effective March 31, 2025, and separate from service with the Company effective June 30, 2025. Mr. Chillura will remain with the Company through such date as a non-executive employee to facilitate an orderly transition to his successor. In connection with Mr. Chillura's departure, the Compensation Committee approved the vesting of his outstanding equity awards such that, upon his separation from service with Valley, his time-based RSUs will vest and his performance-based RSUs will remain outstanding and vest subject to satisfaction of any applicable performance conditions, provided that his equity awards granted in 2025 will vest on a prorated basis based on the portion of the year he was employed by Valley prior to his departure.

Other Compensation

We maintain a deferred compensation plan for our NEOs and other selected executives. The deferral plan is intended to provide a retirement savings program for earnings above the limits of the Company's qualified 401(k) Plan. The deferral plan has an employer match similar to that offered under the 401(k) Plan. Under the deferral plan, an executive may elect to defer up to 5% of his or her salary and bonus above the 401(k) limits, and the Company will match the executive's deferral amount up to the 5% limit. The deferral plan is described in more detail under "Nonqualified Deferred Compensation – Deferred Compensation Plan" below.

We also provide perquisites to senior officers. We provide them either a taxable monthly automobile allowance or, in the case of our CEO and our President, the use of a company-owned automobile. The automobile facilitates NEO travel between our offices, to business meetings with customers and vendors, and to investor presentations. NEOs may use the automobile for personal transportation. Personal use of the automobile results in taxable income to the NEO and we include this in the amounts of income we report to the NEO and the Internal Revenue Service. Commencing in 2017, the Compensation Committee determined that new executives will receive a taxable automobile allowance, not use of a company owned car, and this may be applied to existing executives as their cars come up for replacement.

We also support and encourage our customer-facing executives to hold a membership in a local country club for which we pay admission costs, dues, and other business-related expenses. We find that club membership is an effective means of obtaining business as it allows executives to interact with present and prospective customers in a relaxed, informal environment. We require that any personal use of the country club facilities be paid by the NEO. The cost associated with any such personal use of the club, as well as club membership dues, are included as perquisites in our Summary Compensation Table.

Historically, we have provided severance agreements and CIC agreements to certain of our NEOs. In December 2024, we adopted an Executive Severance Plan, effective January 1, 2025, providing for change in control ("CIC") and non-CIC severance benefits to certain eligible executives, including our NEOs other than our CEO, with the intent of phasing out the Company's historical practice of providing individual severance and CIC agreements. Currently, our CEO and President each have a severance agreement that provides benefits in the form of lump sum cash payments if terminated by Valley without cause in a non-CIC context. We believe these agreements support the retention of our executives and continuity of management generally. Each of our NEOs is either a participant in the Executive Severance Plan or is a party to a CIC agreement which provides for "double trigger" cash payments in the event of an NEO's qualifying termination of employment within a specified period following a CIC. These benefits provide the NEOs with income protection in the event employment is terminated without cause or for good reason following a CIC, support our executive retention goals, and encourage their independence and objectivity in considering potential CIC transactions. Additionally, the terms of our equity awards provide for accelerated vesting only upon a "double trigger." The terms of the Executive Severance Pan and these agreements are described more fully in this Proxy Statement under "Other Potential Post-Employment Payments."

Income Tax Considerations

Section 162(m) of the Internal Revenue Code currently disallows a tax deduction to a public corporation for compensation over $1,000,000 paid in any fiscal year to a company's current CEO, CFO, other NEOs, and certain executives who were formerly in these roles. The Compensation Committee has and expects in the future to authorize compensation in excess of $1,000,000 to NEOs that will not be deductible under Section 162(m).

Report of the Compensation Committee

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. On the basis of such review and discussions, the Compensation Committee has recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in the Annual Report on Form 10-K for the year ended December 31, 2024.

Jennifer W. Steans
Andrew B. Abramson
Peter J. Baum
Eric P. Edelstein
Marc J. Lenner
Suresh L. Sani

Executive Compensation Tables

Summary Compensation Table

The table below summarizes all compensation in 2024, 2023, and 2022 earned by our NEOs for services performed in all capacities for Valley and its subsidiaries.

Name and Principal Position[1]	Year	Salary	Stock Awards[2]	Non-Equity Incentive Plan Compensation[3]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[4]	All Other Compensation[5]	Total
Ira Robbins CEO	2024	$1,050,000	$3,443,405	$ 1,080,450	$40,641	$ 490,572	$6,105,068
	2023	1,000,000	2,975,661	921,875	93,345	425,582	5,416,463
	2022	1,000,000	3,060,578	1,462,500	—	487,257	6,010,335
Travis Lan CFO	2024	400,000	329,758	177,600	299	24,635	932,292
	2023	—	—	—	—	—	—
	2022	—	—	—	—	—	—
Thomas A. Iadanza President and Chief Banking Officer	2024	750,000	—	750,250	19,315	239,796	1,759,361
	2023	700,000	755,729	516,250	16,985	270,353	2,259,317
	2022	700,000	844,300	845,000	—	253,583	2,642,883
Russell Barrett SEVP, Chief Operating Officer	2024	475,000	676,778	314,450	2,504	57,312	1,526,044
	2023	—	—	—	—	—	—
	2022	—	—	—	—	—	—
Joseph V. Chillura SEVP, Commercial Banking	2024	525,000	541,419	293,409	9,970	169,807	1,539,605
	2023	510,000	472,328	290,700	8,697	135,134	1,416,859
	2022	510,000	527,688	417,000	—	145,186	1,599,874
Michael D. Hagedorn Former SEVP, CFO	2024	590,000	—	—	11,369	1,729,606	2,330,975
	2023	590,000	684,879	306,800	8,593	187,490	1,777,762
	2022	590,000	765,148	501,000	—	89,446	1,945,594

(1) Mr. Hagedorn ceased serving as our CFO effective November 30, 2024, and Mr. Lan was appointed as Interim CFO, effective as of that date. Mr. Lan was subsequently appointed as CFO effective March 3, 2025. For Mr. Lan and Mr. Barrett, compensation amounts are reported only for 2024 as 2024 was their first year serving as NEOs of the Company.

(2) Amounts for 2024 reflect the aggregate grant date fair value of the time-based and performance-based RSU awards under Accounting Standards Codification (ASC) Topic No. 718, Compensation-Stock Compensation ("ASC Topic 718"), excluding the effect of estimated forfeitures, granted by the Compensation Committee based on 2024 results. For information on the assumptions used in the calculation of these amounts, see Note 1 to our consolidated financial statements contained in the Annual Report on Form 10-K for the year ended December 31, 2024. The grant date fair value of time-based RSU awards reported in this column for each of our NEOs was as follows: Mr. Robbins, $795,000; Mr. Lan $156,250; Mr. Barrett $156,250; and Mr. Chillura $125,000. The amounts reported for the performance-based RSU awards are calculated based on the probable satisfaction of the performance goals for such awards and reflect the value of the awards at the target grant date value level (or 100%). Restrictions on performance-based awards lapse based on achievement of the performance goals set forth in the award agreement. Any shares earned based on achievement of the specific performance goals vest following the three-year performance period and the Compensation Committee's approval of the level of performance achievement. The value on the grant date of the performance-based RSU awards based upon performance goal achievement at target and maximum would be as follows:

Name	Target Value at Grant Date	Maximum Value at Grant Date
Ira Robbins	$2,648,405	$5,296,810
Travis Lan	173,508	347,017
Russell Barrett	520,528	1,041,058
Joseph V. Chillura	416,419	832,838

(3) For 2024, represents the non-equity incentive award paid in cash in 2025 based on 2024 performance.

(4) Amounts reflect above-interest earnings under the Valley National Bancorp Deferred Compensation Plan (the "Deferred Compensation Plan" or "DCP"). For Mr. Robbins, this amount is also required to include any amount attributable to the change in the actuarial present value of his pension benefits from year to year,

taking into account his age, a present value factor, and interest discount factor based on their remaining time until retirement. The annual change in present value of Mr. Robbins' accumulated benefits as of December 31, 2024, was a net decrease of $25,741 from the present value reported as of December 31, 2023; therefore, the amount attributable to his pension for 2024 is zero in accordance with SEC rules.

(5) All other compensation includes perquisites and other personal benefits paid in 2024 including automobile, actual dividends paid upon vesting of time-based and performance-based RSUs, 401(k) and deferred compensation contribution payments by the Company, GTL, and club dues, and for Mr. Hagedorn, his severance entitlement in connection with his separation from employment.

Name	Auto[a]	Actual Dividends Paid in 2024[b]	401(k)[c]	DCP[d]	GTL[e]	Club Dues	Severance[f]	Other	Total
Ira Robbins	$15,392	$337,063	$17,250	$83,709	$ 2,622	$27,564	—	$6,972	$ 490,572
Travis Lan	—	5,313	13,800	5,154	368	—	—	—	24,635
Thomas A. Iadanza	11,867	133,028	17,250	48,428	14,478	10,566	—	4,179	239,796
Russell Barrett	14,400	2,049	17,250	22,852	761	—	—	—	57,312
Joseph V. Chillura	14,400	83,144	17,250	26,170	2,436	16,657	—	9,750	169,807
Michael D. Hagedorn	13,200	120,555	17,250	52,011	2,572	—	1,522,511	1,507	1,729,606

(a) Auto represents, for Mr. Robbins and Mr. Iadanza, the cost to the Company of the portion of personal use of a company-owned vehicle by the NEO and parking (if applicable) and, for Mr. Chillura, Mr. Barrett, and Mr. Hagedorn, a monthly automobile stipend during 2024.

(b) Dividends paid on time-based and performance-based RSUs vesting in 2024.

(c) Upon hire, the Company provides to all full-time employees in the plan, including our NEOs, up to 100% of the first 4% of pay contributed and 50% of the next 2% of pay contributed. An employee must save at least 6% to get the full match (5%) under the Company's 401(k) Plan.

(d) Effective January 1, 2017, Valley established the Deferred Compensation Plan for the benefit of certain eligible employees, see "Deferred Compensation Plan" under "Nonqualified Deferred Compensation" below. If the NEO utilizes the Company's 401(k) Plan to the maximum, for amounts over the maximum compensation amount allowed under the 401(k) Plan, the NEO may elect to defer 5% of the excess and the Company will match that deferral compensation.

(e) Group Term Life Insurance ("GTL") represents the taxable amount for over $50,000 of life insurance for benefits equal to two times salary. This benefit is provided to all full-time employees.

(f) Severance represents the payments and benefits to which Mr. Hagedorn was entitled in connection with his separation from employment. For more information, see "Special NEO Compensation Arrangements" in the "Compensation Discussion and Analysis" beginning on page 60 of this Proxy Statement.

Grants of Plan-Based Awards

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[1] Target ($)	Maximum ($)	Estimated Possible Payouts Under Equity Incentive Plan Awards[1] Threshold (#)	Target (#)	Maximum (#)	All Other Stock Awards: Number of Shares of Stock (#)[1]	Grant Date Fair Value of Stock Awards[2] ($)
Ira Robbins		$1,470,000	$2,940,000	—	—	—	—	—
	2/18/2025	—	—	119,729	239,458	478,916	—	$2,648,405
	2/18/2025	—	—	—	—	—	79,820	795,000
Travis Lan		200,000	400,000	—	—	—	—	—
	2/18/2025	—	—	7,844	15,688	31,376	—	173,508
	2/18/2025	—	—	—	—	—	15,688	156,250
Thomas A. Iadanza		750,000	1,500,000	—	—	—	—	—
Russell Barrett		380,000	760,000	—	—	—	—	—
	2/18/2025	—	—	23,532	47,064	94,128	—	520,528
	2/18/2025	—	—	—	—	—	15,688	156,250
Joseph V. Chillura		446,250	892,500	—	—	—	—	—
	2/18/2025	—	—	18,826	37,651	75,302	—	416,419
	2/18/2025	—	—	—	—	—	12,551	125,000
Michael D. Hagedorn		472,000	944,000	—	—	—	—	—

(1) Represents the target and maximum non-equity incentive compensation amounts for performance during 2024. The Compensation Committee set target awards under our non-equity incentive program for 2024 as follows: Mr. Robbins as CEO, 140% of salary; Mr. Lan, 50%, Mr. Iadanza, 100%, Mr. Chillura, 85%, and Mr. Barrett and Mr. Hagedorn, 80% of salary. Awards were paid based upon achievement of Company and individual goals. See "Compensation Discussion and Analysis" beginning on page 45 of this Proxy Statement for information regarding our non-equity incentive awards. The Compensation Committee awarded each NEO the cash amount reflected in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table for 2024. The Compensation Committee also granted each NEO awards under the 2023 ICP in the form of time-based RSUs (reported above under "All Other Stock Awards: Number of Shares of Stock") and in the form of

performance-based RSUs (reported above under "Estimated Possible Payouts Under Equity Incentive Plan Awards"). The threshold amounts reported above for the performance-based RSU awards represent the number of shares that would be earned based on achievement of threshold amounts under both the GITBV and relative TSR performance metrics measured over the cumulative three-year performance period. See "Compensation Discussion and Analysis" for information regarding these time-based RSUs and performance-based RSU awards.

(2) See grant date fair value details under footnote (2) of the Summary Compensation Table above.

Restrictions on performance-based awards lapse based on achievement of the performance goals set forth in the performance-based RSU award agreement. Any shares earned based on achievement of the specific performance goals vest following the completion of the three-year performance period and the Compensation Committee's approval of the level of performance achievement. Restrictions on time-based RSU awards lapse at the rate of 33% per year commencing with the first year after the date of grant.

Dividends are credited on RSUs at the same time and in the same amount as dividends paid to all other common shareholders. Credited dividends are accumulated and paid upon vesting and are subject to the same time-based and performance-based restrictions as the underlying units. Upon a "change in control," as defined in the 2023 ICP, following qualifying termination of employment, all restrictions on shares of time-based RSUs will lapse and restrictions on shares of performance-based RSUs will lapse at target, unless otherwise provided in the grant agreement.

The per share grant date fair values under ASC Topic 718 of each share underlying time-based and performance-based RSUs (with no market condition vesting requirement) was $9.96 per share awarded on February 18, 2025. Performance-based RSUs with market condition vesting requirements (i.e., TSR) awarded on February 18, 2025, had a per share grant date fair value of $12.71.

Outstanding Equity Awards at Fiscal Year-End

The table below represents restricted stock and RSU awards outstanding for each NEO as of December 31, 2024 (including February 18, 2025 awards which were granted based on 2024 performance).

Name	Grant Date	Option Awards				Stock Awards[1]			
		Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Plan Awards: Number of Unearned Shares or Units That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares or Units That Have Not Vested[2] ($)
Ira Robbins	2/18/2025	—	—	—	—	79,820	$723,169	478,916	$4,338,979
	2/20/2024	—	—	—	—	92,539	838,403	555,230	5,030,384
	2/22/2023	—	—	—	—	40,549	367,374	364,934	3,306,302
	2/15/2022	—	—	—	—	15,006	135,954	270,108	2,447,178
Total awards						227,914	$2,064,900	1,669,188	$15,122,843
Travis Lan	2/18/2025	—	—	—	—	15,688	$142,133	31,376	$284,267
	8/1/2024	—	—	—	—	29,762	269,644	—	—
	2/20/2024	—	—	—	—	14,689	133,082	29,378	266,165
	2/22/2023	—	—	—	—	5,873	53,209	16,780	152,027
	2/15/2022	—	—	—	—	2,017	18,274	14,236	128,978
Total awards						68,029	$616,342	91,770	$831,437
Thomas A. Iadanza	2/18/2025	—	—	—	—	—	—	—	—
	2/20/2024	—	—	—	—	23,502	$212,928	141,012	$1,277,569
	2/22/2023	—	—	—	—	11,186	101,345	100,672	912,088
	2/15/2022	—	—	—	—	5,220	47,293	93,952	851,205
Total awards						39,908	$361,566	335,636	$3,040,862
Russell Barrett	2/18/2025	—	—	—	—	15,688	$142,133	94,128	$852,800
	2/20/2024	—	—	—	—	14,689	133,082	88,132	798,476
	2/22/2023	—	—	—	—	4,195	38,007	37,752	342,033
	4/1/2022	—	—	—	—	1,281	11,606	23,044	208,779
	2/24/2020	90,537	—	$8.47	2/24/2027	—	—	—	—
Total awards						35,853	$324,828	243,056	$2,202,088
Joseph V. Chillura	2/18/2025	—	—	—	—	12,551	$113,712	75,302	$682,236
	2/20/2024	—	—	—	—	14,689	133,082	88,132	798,476
	2/22/2023	—	—	—	—	6,992	63,348	62,920	570,055
	2/15/2022	—	—	—	—	3,263	29,563	58,720	532,003
	3/1/2017	55,657	—	$6.72	3/1/2027	—	—	—	—
	3/1/2016	17,508	—	$5.74	3/1/2026	—	—	—	—
Total awards						37,495	$339,705	285,074	$2,582,770
Michael D. Hagedorn	2/20/2024	—	—	—	—	7,099	$64,317	—	$ 0
	2/22/2023	—	—	—	—	5,069	45,925	—	—
	2/15/2022	—	—	—	—	4,731	42,863	85,144	771,405
Total awards						16,899	$153,105	85,144	$771,405

(1) Restrictions on time-based RSU awards (reported above under "Number of Shares or Units of Stock That Have Not Vested") lapse at the rate of 33% per year commencing with the first year after the date of grant. Restrictions on performance-based RSU awards (reported above under "Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested") lapse based on achievement of the performance goals set forth in the award agreement. Dividends are credited on these awards at the same time and in the same amount as dividends paid to all other common shareholders. Credited dividends are accumulated and paid upon vesting and are subject to the same time-based or performance-based restrictions as the underlying RSU.

The award amount in the "Equity Incentive Plan Awards: Number of Unearned Shares or Units That Have Not Vested" column represents the number of shares that may be earned based on maximum performance achievement over the cumulative three-year performance period with respect to both the GITBV and TSR performance metrics, for the February 15, 2022 award, February 22, 2023 award, February 20, 2024 award, and February 18, 2025 award.

(2) At per share closing market price of $9.06 as of December 31, 2024.

Stock Vested

The table below sets forth the time-based RSU awards held by our NEOs that vested in 2024, as well as performance-based RSU awards which vested in early 2025 based on the three-year performance period ended December 31, 2024, and the value realized upon vesting. None of our NEOs exercised any options in 2024.

Name	Number of Shares Acquired Upon Vesting (#)	Value Realized on Vesting ($)*
Ira Robbins	134,711	$1,324,421
Travis Lan	11,073	108,024
Thomas A. Iadanza	46,212	454,473
Russell Barrett	10,528	101,586
Joseph V. Chillura	28,882	284,041
Michael D. Hagedorn	41,878	411,851

* Value realized upon vesting of RSU awards is calculated by multiplying the number of RSUs that vested by the fair market value of the underlying shares on the vesting date. This amount includes the value attributable to the vesting of the final portion of the performance-based RSU awards granted on February 15, 2022 for Mr. Robbins (83,828 shares), Mr. Lan (4,418 shares), Mr. Iadanza (29,158 shares), Mr. Chillura (18,224 shares), Mr. Barrett (7,151 shares), and Mr. Hagedorn (26,424). These shares vested based on the achievement of the GITBV performance goals set forth in the award agreement measured over the three-year performance period ending December 31, 2024. Dividends are credited on time-based and performance-based RSU awards at the same time and in the same amount as dividends paid to all other common shareholders. Credited dividends are accumulated and paid upon vesting and are subject to the same time-based or performance-based restrictions as the underlying RSUs.

Pension Benefits

Pension Plan. Valley maintains a non-contributory, defined benefit pension plan (the "Pension Plan") which was frozen effective January 1, 2014. The annual retirement benefit under the Pension Plan generally was (i) 0.85% of the employee's average final compensation up to the employee's average social security wage base plus (ii) 1.15% of the employee's average final compensation in excess of the employee's average social security wage base up to the annual compensation limit under the law, (iii) multiplied by the years of credited service (up to a maximum of 35 years). An employee's "average final compensation" is the employee's highest consecutive five-year average of the employee's annual salary. Employees hired on or after July 1, 2011, including Mr. Lan, Mr. Iadanza, Mr. Chillura, Mr. Barrett and Mr. Hagedorn, were not eligible to participate in the Pension Plan. As a result of amendments to the Pension Plan adopted in 2013, participants will not accrue further benefits and their pension benefits will be determined based on their compensation and service up to December 31, 2013.

Benefit Equalization Plan. Valley maintains a Benefit Equalization Plan ("BEP") which provides retirement benefits in excess of the amounts payable from the Pension Plan for certain highly compensated executive officers, which was frozen effective January 1, 2014. Benefits are generally determined as follows: (i) the benefit calculated under Valley pension plan formula without regard to the limits on recognized compensation and maximum benefits payable from a qualified defined benefit plan, minus (ii) the individual's pension plan benefit. Mr. Robbins is a participant in the BEP. Executives hired on or after July 1, 2011, including Mr. Lan, Mr. Iadanza, Mr. Chillura, Mr. Barrett and Mr. Hagedorn, are not participants in the BEP. As a result of amendments to the BEP adopted in 2013, participants will not accrue further benefits and their benefits will be determined based on their compensation for service and years of service up to December 31, 2013. Benefits under the BEP will not increase for any pay or service earned after such date except participants may be granted up to three additional years of service if employment is terminated in the event of a CIC. The table below sets forth each pension plan that the NEO participates in, the number of years of credited service and the present value of accumulated benefits as of December 31, 2024.

Name	Plan Name	# of Years Credited Service	Present Value of Accumulated Benefits ($)
Ira Robbins	Pension Plan	16	$398,932
	BEP	16	166,475

Present values of the accumulated benefits under the BEP and Pension Plan were determined as of January 1, 2025 based upon the accrued benefits under each plan as of December 31, 2024 and valued in accordance with the following principal actuarial assumptions: (i) post-retirement mortality in accordance with the Pri-2012 White Collar Tables (base year 2006), projected generationally with Scale MP-2021, (ii) interest at an annual effective rate of 5.72% compounded annually, (iii) retirement at the earliest age (subject to a minimum age of 55 and a maximum age equal to the greater of 65 and the participant's age on January 1, 2025) at which unreduced benefits would be payable assuming continuation of employment and (iv) for the BEP payment is based on an election by the participant and for the Pension Plan it is assumed that 60% of male participants will elect a joint and two-thirds survivor annuity and 40% will elect a straight life annuity.

Early Retirement Benefits. An NEO's accrued benefits under the Pension Plan and BEP are payable at age 65, the individual's normal retirement age. If an executive terminates employment after both attainment of age 55 and completion of 10 years of service, he is eligible for early retirement. Upon early retirement, an executive may elect to receive his accrued benefit unreduced at age 65 or, alternatively, to receive a reduced benefit commencing on the first day of any month following termination of employment and prior to age 65. The amount of reduction is 0.5% for each of the first 60 months and 0.25% for each of the next 60 months that benefits commence prior to the executive's normal retirement date (resulting in a 45% reduction at age 55, the earliest retirement age under the plans). However, there is no reduction for early retirement prior to the normal retirement date if the sum of the executive's age and years of vested service at the benefit commencement date equals or exceeds 80.

Late Retirement Benefits. Effective December 31, 2013, the BEP was amended to specify the manner in which actuarial increases would be applied to benefits for executives postponing retirement beyond April 1st of the year in which the executive reaches age 70½.

Nonqualified Deferred Compensation

Deferred Compensation Plan. Valley established the Deferred Compensation Plan for the benefit of certain eligible employees in 2017. The Deferred Compensation Plan is maintained for the purpose of providing deferred compensation for selected employees participating in the 401(k) Plan whose contributions are limited as a result of the limitations on the amount of compensation which can be taken into account under the 401(k) Plan. Each of our NEOs participated in the Deferred Compensation Plan in 2024. Under the 401(k) Plan, Valley matches the first 4% of salary contributed by an employee each pay period, and 50% of the next 2% of salary contributed, for a maximum matching contribution of 5%, with an annual limit of $16,500 in 2024.

Participant Deferral Contributions. Each participant in the Deferred Compensation Plan is permitted to defer, for that calendar year, up to 5% of the portion of the participant's salary and cash bonus above the limit in effect for that calendar year under the Company's 401(k) Plan. The Compensation Committee has the authority to change the deferral percentage, but any such change only applies to calendar years beginning after such action is taken by the Compensation Committee. No deferrals may be taken until a participant's salary and bonus for such calendar year is in excess of the limit in effect under the Company's 401(k) Plan.

Company Matching Contributions. Each calendar year, it is expected the Company will match 100% of a participant's deferral contributions under the Deferred Compensation Plan that do not exceed 5% of the participant's salary and bonus. A participant vests in the Company matching contribution after two years of continuous employment at the Company.

Earnings on Deferrals. Participants' deferral contributions and company matching contributions will be adjusted at the end of each calendar year by an earnings factor, which for 2024 was an amount equal to the one-month Secured Overnight Financing Rate average for the applicable calendar year plus the Alternative Reference Rates Committee spread adjustment of 11.448 basis points plus 300 basis points, multiplied by the balance in the participant's notional account at the end of the calendar year. Based on this earnings factor, a portion of the earnings under the Deferred Compensation Plan is considered "above-market," which is defined under SEC rules as interest which exceeds 120% of the applicable federal long-term rate, with compounding at the rate that corresponds to the rate under the plan at the time the interest rate is set. The Compensation Committee sets the earnings factor each year.

Amount, Form and Time of Payment. The amount payable to the participant will equal the amount credited to the participant's account as of his or her separation from service with Valley, net of all applicable employment and income tax withholdings. The benefit will be paid to the participant in a single lump sum six months following the earlier to occur of the participant's separation from service with Valley or the date of a CIC, and will represent a complete discharge of any obligation under the Deferred Compensation Plan.

The table below sets forth each NEO's Deferred Compensation Plan activity during 2024 and in the aggregate:

Name	NEO Contribution in 2024	Valley's Contribution in 2024*	Aggregate Earnings in 2024*	Aggregate Withdrawals/ Distribution	Aggregate Balance at 12/31/2024
Ira Robbins	$83,709	$83,709	$115,264	–	$1,515,535
Travis Lan	5,154	5,154	848	–	11,156
Thomas A. Iadanza	48,428	48,428	54,781	–	720,283
Russell Barrett	22,852	22,852	7,102	–	93,378
Joseph V. Chillura	26,170	26,170	28,277	–	371,798
Michael D. Hagedorn	52,011	52,011	32,245	–	423,967

* Valley's matching contributions and the NEO's above-market earnings (as defined by SEC rules) under the Deferred Compensation Plan in 2024 are included in the Summary Compensation Table above under "All Other Compensation" and "Change in Pension Value and Non-Qualified Deferred Compensation Earnings," respectively.

Other Potential Post-Employment Payments

Historically, Valley and the Bank have been parties to severance and CIC arrangements with certain of our NEOs. In December 2024, the Board, upon the recommendation of the Compensation Committee, adopted the Valley National Bank Executive Severance Plan ("Executive Severance Plan" or the "Plan"), effective January 1, 2025, providing for severance benefits in both CIC and non-CIC scenarios with the intention of phasing out the Company's past practice of entering into individual severance and/or CIC agreements. The following discussion describes the Executive Severance Plan and those individual agreements that currently remain in place.

Executive Severance Plan. Employees at the level of President, SEVP and EVP are eligible to participate in the Executive Severance Plan, effective January 1, 2025. To participate in the Plan, an employee must be designated by the Compensation Committee as a participant and must sign a participation agreement agreeing to abide by the terms and conditions of the Plan, including the restrictive covenants therein. Of our NEOs, Mr. Lan and Mr. Barrett are current participants in the Plan. Mr. Robbins and Mr. Iadanza remain covered by their individual severance and CIC agreements.

The Executive Severance Plan provides for the following severance benefits:

Termination Without Cause/Good Reason – Non-CIC. Upon a termination by the Company without cause or by the participant for good reason outside of the two-year period following a CIC, a participant:

- At the level of President is entitled to a lump sum cash payment equal to two times (2x) base salary plus one times (1x) target bonus plus a prorated target bonus for the year of termination, as well as a lump sum cash payment representing COBRA premiums less required employee contributions for a two-year period; and

- At the level of SEVP is entitled to a lump sum cash payment equal to one times (1x) base salary plus one times (1x) target bonus plus a prorated target bonus for the year of termination, as well as a lump sum cash payment representing COBRA premiums less required employee contributions for a one-year period.

Under the Plan, "cause" generally means participant's willful and continued failure to perform his or her duties or to comply with any valid and legal directive of his or her supervisor, the CEO or the Board; the willful engaging in dishonesty, illegal conduct or misconduct which causes, or is reasonably likely to cause, material injury to the Company; the participant's embezzlement, misappropriation or fraud; the participant's conviction of, or plea of guilty or nolo contendere to, a crime that constitutes a felony, or a misdemeanor involving moral turpitude; or any failure to comply with a material provision of the Company's written policies, including those related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct which causes material injury to the Company.

Under the Plan, outside of the two-year period following a CIC, "good reason" generally means: a material reduction of base salary or (target bonus percentage; the transfer to another geographic location more than 35 miles from the participant's present office location which materially increases his or her travel time from his or her then-current residence; or any purported termination of participant's employment which is not effected pursuant to all of the requirements of the Executive Severance Plan.

Termination Without Cause/Good Reason – CIC. Upon a termination by the Company without cause or by the participant for good reason during the two-year period following a CIC (the "Covered Period"), a participant at the level of President or SEVP is entitled to a lump sum cash payment equal to two times (2x) base salary plus two times (2x) target bonus, as well as a lump sum cash payment representing COBRA premiums less required employee contributions for a two-year period.

During the Covered Period, the Plan generally provides that the Company will maintain participants' base salary, target bonus percentage and benefits entitlement, including perquisites, on at least the same level that was in effect on the date of the CIC.

Under the Plan, "cause" has the meaning described above under "*Termination Without Cause/Good Reason – Non-CIC.*" Under the Plan during the Covered Period, "good reason" generally means: a material reduction of base salary or target bonus percentage; the transfer to another geographic location more than 35 miles from the participant's present office location which materially increases his or her travel time from his or her then-current residence; the assignment of any duties materially and adversely inconsistent with, or a material reduction of functions associated with participant's position; the material reduction in the employment benefit plans, programs or arrangements in which the participant participated in, taken as a whole; or any failure by the Company to obtain an agreement from any successor to assume and agree to perform the obligations under the Plan; or any purported termination of participant's employment which is not effected pursuant to the requirements of the Plan.

Death and Disability. Upon termination due to death or disability (as defined in the Plan), a participant is entitled to a prorated target bonus for the year of termination.

Upon a termination of employment, equity awards will be treated in accordance with their terms.

If a 280G excise tax is triggered by payments and benefits in connection with a CIC, the participant will be entitled to either (i) full severance benefits under the Plan with the participant responsible for all taxes or (ii) full benefits cut back to a lesser amount that would not trigger excise tax, whichever amount would result in the participant receiving the greatest amount of aggregate benefits on an after-tax basis.

The Plan requires each participant to abide by non-solicitation, non-disparagement and non-disclosure provisions and provides for applicable exceptions to the non-disclosure provisions to comply with the whistleblower and cooperation rules of the SEC and other governmental authorities. Entitlement to severance benefits under the Plan is conditioned upon the participant's release of claims in favor of the Company.

The Compensation Committee may amend or terminate the Plan at any time prior to a CIC (i) with the advance written consent of the affected participants or (ii) without the advance written consent of the affected participants by providing at least 12 months' prior written notice to each participant, provided no amendment or termination of the Plan may become effective during the Covered Period.

Severance Agreements. Only two of our executives, Mr. Robbins and Mr. Iadanza, have individual severance agreements which provide enhanced severance protection outside of a CIC scenario. Our other executives are entitled to severance benefits under our severance plan that is generally available to all eligible employees, with the exception of those executives who are participants in the Executive Severance Plan.

The severance agreements of Mr. Robbins and Mr. Iadanza provide for the following severance benefits in the event of termination of employment without cause:

- A lump sum payment equal to (i) twenty-four months of base salary as in effect on the date of termination plus (ii) one times his most recent annual cash bonus, and (iii) a fraction of the individual's most recent annual cash bonus calculated based on the number of months employed in the year of termination;

- A lump sum cash payment in place of medical benefits equal to 125% of total monthly premium payments under COBRA reduced by the amount of the required employee contribution, multiplied by 36; and

- A lump sum life insurance benefit equal to 125% of our share of the premium for three years of coverage, based on the coverage and rates in effect on the date of termination.

No severance payment is made under the severance agreements if the NEO receives severance under a CIC agreement (described below).

For the purpose of the severance agreements, "cause" means willful and continued failure to perform employment duties after written notice specifying the failure, willful misconduct causing material injury to us that continues after written notice specifying the misconduct, or a criminal conviction (other than a traffic violation), drug abuse or, after a written warning, alcohol abuse or excessive absence for reasons other than illness.

Under these agreements, each officer is restricted from competing with us in certain states during the term of his employment and for a period after termination of his employment.

Change in Control Agreements. Mr. Robbins and Mr. Iadanza each have a CIC agreement. Under the CIC agreements, if the officer is terminated without "cause" or resigns for "good reason" following a "change in control" (as such terms are defined in the CIC agreements) during the contract period (which is defined as the period beginning on the day prior to the CIC and ending on the earlier of (i) the third anniversary of the CIC or (ii) the NEO's death), the NEO would receive a lump sum cash payment equal to:

- In the case of the CEO, three times (3x) the sum of salary and the highest non-equity incentive received in the three years prior to the CIC; and

- In the case of the other NEOs, two times (2x) the sum of salary and the highest non-equity incentive received in the three years prior to the CIC.

The officers would also receive a lump sum cash payment in place of medical and dental benefits equal to three times (3x) their aggregate annual premium amounts minus any required employee contribution, each as in effect at the time of termination. The CIC agreements also provide for a lump sum cash payment upon termination due to death or disability during the contract period equal to one-twelfth of the executive's highest base salary in the three years prior to the CIC.

280G Excise Tax – Net Best Provision. Valley has adopted a policy prohibiting tax "gross-up" payments. None of our executive officers are entitled to receive tax gross-up payments under the Executive Severance Plan or their CIC agreements. Each of our NEOs has a net best provision in either their CIC agreement or under the Executive Severance Plan whereby they would be entitled to the greater after-tax benefit of either: (i) their full CIC payments and benefits less any 280G excise tax, the payment of which would be their responsibility, or (ii) their CIC payments and benefits cut back to the amount that would not result in 280G excise tax.

Equity Award Acceleration. In the event of a termination of employment as a result of death, all restrictions on an NEO's equity awards will immediately lapse (for performance-based RSUs, all restrictions will lapse with respect to the target amount of shares).

In the case of retirement (as defined), all restrictions will lapse on outstanding time-based RSU awards and performance-based RSU awards will remain outstanding and vest in accordance with the original vesting schedule based on actual performance. However, awards outstanding for less than one year at the time of retirement will be pro-rated based on the number of months the award was outstanding divided by 12, and the pro rata amount will remain outstanding and continue to vest as described above.

In the event of a CIC, if the NEO within two years thereafter resigns for good reason or is terminated without cause, the NEO's outstanding equity awards will vest (for performance-based RSUs, all restrictions will lapse with respect to the target amount of shares).

Upon termination of employment for any other reason (other than termination due to disability which may be treated differently), NEOs will forfeit all unvested equity awards unless otherwise provided.

Pension Plan Payments. The present value of the benefits to be paid to Mr. Robbins following termination of employment over his estimated lifetime is set forth in the Severance Benefits Table below. Mr. Robbins receives three years additional service under the BEP upon termination without cause or resignation for good reason occurring during his CIC contract period. Present values of the BEP and Pension Plan were determined as of January 1, 2025 based on PRI-2012 White Collar Tables projected generationally with Scale MP-2021, and interest at an annual effective rate of 5.72% compounded annually for the pension plan and the BEP.

Severance Benefits Table

The tables set forth below illustrate the severance amounts and benefits that would be paid to each of the current NEOs, if the NEO had terminated employment with the Bank on December 31, 2024, the last business day of the most recently completed fiscal year, under each of the following retirement or termination circumstances: (i) death; (ii) dismissal for cause, (iii) retirement or resignation; and (iv) dismissal without cause or resignation for good reason following a CIC of Valley on December 31, 2024. Upon dismissal for cause, the NEOs would receive only their salary through the date of termination and their vested BEP and pension benefits. These payments are considered estimates as of specific dates as they contain some assumptions regarding stock price, life expectancy, salary and non-equity incentive compensation amounts and income tax rates and laws.

For a description of the severance payments and benefits to which Mr. Hagedorn became entitled in connection with ceasing to serve as CFO in November 2024, see above on page 60 under "Special NEO Compensation Arrangements – Michael D. Hagedorn."

Ira Robbins

Executive Benefits and Payments Upon Termination	Death	Dismissal for Cause	Retirement or Resignation	Dismissal w/o Cause	Dismissal w/o Cause or Resignation for Good Reason Following CIC
Amounts Payable in full on indicated date of termination					
Severance – Salary Component[1]	$ —	$ —	$ —	$2,100,000	$ 2,855,824[2]
Severance – Non-Equity Incentive	$ —	$ —	$ —	$ 921,875	$ 4,387,500
Time-Based RSU Awards	$1,341,732	$ —	$ —	$ —	$ 1,341,732
Performance-Based RSU Awards[3]	$4,168,343	$ —	$ —	$ —	$ 4,168,343
Deferred Compensation	$1,515,535	$1,515,535	$1,515,535	$1,515,535	$ 1,515,535
Welfare Benefits Lump Sum Payment	$ 102,398	$ —	$ —	$ 102,398	$ 104,565
Automobile & Club Dues[4]	$ —	$ —	$ —	$ —	$ 116,759
"Parachute Penalty" Tax Gross Up	N/A	N/A	N/A	N/A	N/A
Sub Total:	$7,128,008	$1,515,535	$1,515,535	$4,639,808	$14,490,258
Present Value of Annuities commencing on indicated date of termination					
Benefit Equalization Plan	$ —	$ —	$ —	$ —	$ 39,120
Pension	$ 204,742	$ 204,742	$ 204,742	$ 204,742	$ 204,742
Total:	$7,332,750	$1,720,277	$1,720,277	$4,844,550	$14,734,120

Travis Lan

Executive Benefits and Payments Upon Termination	Death	Dismissal for Cause	Retirement or Resignation	Dismissal w/o Cause	Dismissal w/o Cause or Resignation for Good Reason Following CIC
Amounts Payable in full on indicated date of termination					
Severance – Salary Component[1]	$ —	$ —	$ —	$107,692	$ 636,000
Severance – Non-Equity Incentive	$ —	$ —	$ —	$ —	$ 175,000
Time-Based RSU Awards	$474,209	$ —	$ —	$ —	$ 474,209
Performance-Based RSU Awards[3]	$209,096	$ —	$ —	$ —	$ 209,096
Deferred Compensation	$ 11,156	$11,156	$11,156	$ 11,156	$ 11,156
Welfare Benefits Lump Sum Payment	$ —	$ —	$ —	$ 4,123	$ 51,757
Automobile & Club Dues[4]	$ —	$ —	$ —	$ —	$ —
"Parachute Penalty" Tax Gross Up	N/A	N/A	N/A	N/A	N/A
Sub Total:	$694,461	$11,156	$11,156	$122,971	$1,557,218
Present Value of Annuities commencing on indicated date of termination					
Benefit Equalization Plan	N/A	N/A	N/A	N/A	N/A
Pension	N/A	N/A	N/A	N/A	N/A
Total:	$694,461	$11,156	$11,156	$122,971	$1,557,218

Thomas A. Iadanza

Executive Benefits and Payments Upon Termination	Death	Dismissal for Cause	Retirement or Resignation	Dismissal w/o Cause	Dismissal w/o Cause or Resignation for Good Reason Following CIC
Amounts Payable in full on indicated date of termination					
Severance – Salary Component[1]	$ —	$ —	$ —	$1,500,000	$2,099,999
Severance – Non-Equity Incentive	$ —	$ —	$ —	$ 516,250	$2,535,000
Time-Based RSU Awards	$ 361,566	$ —	$ 326,078	$ —	$ 361,566
Performance-Based RSU Awards[3]	$1,094,829	$ —	$ —	$ —	$1,094,829
Deferred Compensation	$ 720,283	$720,283	$ 720,283	$ 720,283	$ 720,283
Welfare Benefits Lump Sum Payment	$ 77,438	$ —	$ —	$ 77,438	$ 77,910
Automobile & Club Dues[4]	$ —	$ —	$ —	$ —	$ 35,880
"Parachute Penalty" Tax Gross Up	N/A	N/A	N/A	N/A	N/A
Sub Total:	$2,254,116	$720,283	$1,046,361	$2,813,971	$6,925,467
Present Value of Annuities commencing on indicated date of termination					
Benefit Equalization Plan	N/A	N/A	N/A	N/A	N/A
Pension	N/A	N/A	N/A	N/A	N/A
Total:	$2,254,116	$720,283	$1,046,361	$2,813,971	$6,925,467

Russell Barrett

Executive Benefits and Payments Upon Termination	Death	Dismissal for Cause	Retirement or Resignation	Dismissal w/o Cause	Dismissal w/o Cause or Resignation for Good Reason Following CIC
Amounts Payable in full on indicated date of termination					
Severance – Salary Component[1]	$ —	$ —	$ —	$127,885	$ 850,000
Severance – Non-Equity Incentive	$ —	$ —	$ —	$ —	$ 628,900
Time-Based RSU Awards	$182,695	$ —	$ —	$ —	$ 182,695
Performance-Based RSU Awards[3]	$570,255	$ —	$ —	$ —	$ 570,255
Deferred Compensation	$ 93,378	$93,378	$93,378	$ 93,378	$ 93,378
Welfare Benefits Lump Sum Payment	$ —	$ —	$ —	$ 4,081	$ 51,256
Automobile & Club Dues[4]	$ —	$ —	$ —	$ —	$ 39,141
"Parachute Penalty" Tax Gross Up	N/A	N/A	N/A	N/A	N/A
Sub Total:	$846,328	$93,378	$93,378	$225,344	$2,415,625
Present Value of Annuities commencing on indicated date of termination					
Benefit Equalization Plan	N/A	N/A	N/A	N/A	N/A
Pension	N/A	N/A	N/A	N/A	N/A
Total:	$846,328	$93,378	$93,378	$225,344	$2,415,625

Joseph V. Chillura					
Executive Benefits and Payments Upon Termination	Death	Dismissal for Cause	Retirement or Resignation	Dismissal w/o Cause	Dismissal w/o Cause or Resignation for Good Reason Following CIC
Amounts Payable in full on indicated date of termination					
Severance – Salary Component[1]	$ —	$ —	$ —	$525,000	$1,020,000
Severance – Non-Equity Incentive	$ —	$ —	$ —	$ —	$ 834,000
Time-Based RSU Awards	$ 225,993	$ —	$ —	$ —	$ 225,993
Performance-Based RSU Awards[3]	$ 684,266	$ —	$ —	$ —	$ 684,266
Deferred Compensation	$ 371,798	$371,798	$371,798	$371,798	$ 371,798
Welfare Benefits Lump Sum Payment	$ —	$ —	$ —	$ 10,203	$ 51,256
Automobile & Club Dues[4]	$ —	$ —	$ —	$ —	$ 84,418
"Parachute Penalty" Tax Gross Up	N/A	N/A	N/A	N/A	N/A
Sub Total:	$1,282,057	$371,798	$371,798	$907,001	$3,271,731
Present Value of Annuities commencing on indicated date of termination					
Benefit Equalization Plan	N/A	N/A	N/A	N/A	N/A
Pension	N/A	N/A	N/A	N/A	N/A
Total:	$1,282,057	$371,798	$371,798	$907,001	$3,271,731

(1) In case of death or disability within three years following a CIC, each NEO would receive a cash payment equal to one twelfth his highest annual salary (including any 401(k) Plan or DCP deferral) paid in any of the three calendar years immediately prior to the CIC equal to the following amount as of December 31, 2024: Mr. Robbins, $83,333; Mr. Lan $26,500; Mr. Iadanza, $58,333; Mr. Barrett, $35,417; and Mr. Chillura, $42,500.

(2) The individual CIC agreements and the Executive Severance Plan, effective January 1, 2025, include Section 280G net best provisions. The parachute value for Mr. Robbins exceeds his 280G safe harbor limit, and as such, his severance would be cut back under the net best provision in his CIC agreement. Accordingly, the value reflected in the "Severance—Salary Component" for Mr. Robbins has been reduced by $144,176 to reflect the cut-back.

(3) Upon death, dismissal without cause upon a CIC, or resignation for good reason upon a CIC, unearned performance-based RSU awards immediately vest at the target amount.

(4) Includes the present value of the continuation of the personal use of a company-owned vehicle or monthly auto allowance, as applicable, and driving services and parking (if applicable), and membership in a country club through the contract period following the CIC.

(5) For time-based RSU awards, all restrictions on such awards lapse upon retirement, with the exception of those RSUs that have been outstanding for less than a year at retirement, in which case, a pro-rated number of such RSUs vest based on the portion of the vesting year that the RSU is outstanding prior to retirement. Upon retirement, all performance-based RSUs (or in the case of performance-based RSUs that have been outstanding for less than a year at retirement, a pro-rated number of such RSUs determined in the same manner as referenced above) remain outstanding and vest, if at all, subject to performance achievement.

Pay Versus Performance

The table below reports the compensation of our CEO and the average compensation of the other NEOs as reported in the Summary Compensation Table for the past four fiscal years, as well as their "compensation actually paid" (or "CAP") as calculated pursuant to recently adopted SEC rules, and certain performance measures required by the rules.

| Year | Summary Compensation Table Total for CEO ($) [1] | Compensation Actually Paid to CEO ($) [1][3] | Average Summary Compensation Table Total for Non-CEO Named Executive Officers($) [2] | Average Compensation Actually Paid to Non-CEO Named Executive Officers ($) [2][3] | Value of Initial Fixed $100 Investment Based on: | | Net Income ($) (millions) | Growth in Tangible Book Value (%) [5] |
					Total Shareholder Return ($)	Peer Group Total Shareholder Return ($) [4]		
2024	$6,105,068	$3,445,395	$1,617,655	$1,433,141	$ 99	$131	$380	8.64%
2023	$5,416,463	$5,782,420	$1,789,482	$1,987,653	$113	$116	$499	13.45%
2022	$6,010,335	$4,461,048	$2,609,674	$2,462,181	$112	$116	$569	17.47%
2021	$5,349,830	$7,640,559	$1,789,527	$2,707,854	$131	$125	$474	16.23%
2020	$4,879,048	$3,682,555	$1,737,946	$1,569,427	$ 90	$ 91	$391	13.31%

(1) Reflects compensation for Ira Robbins, who served as our CEO in 2020, 2021, 2022, 2023, and 2024.

(2) Reflects compensation for our other NEOs as follows:

- 2020: Michael D. Hagedorn, Thomas A. Iadanza, Ronald H. Janis and Robert J. Bardusch
- 2021: Michael D. Hagedorn, Thomas A. Iadanza, Ronald H. Janis and Joseph V. Chillura
- 2022: Michael D. Hagedorn, Thomas A. Iadanza, Raja A. Dakkuri and Joseph V. Chillura
- 2023: Michael D. Hagedorn, Thomas A. Iadanza, Raja A. Dakkuri and Joseph V. Chillura
- 2024: Michael D. Hagedorn, Travis Lan, Thomas A. Iadanza, Jospeh v. Chillura, and Russell Barrett.

(3) To calculate CAP for our CEO and other NEOs, the following adjustments were made to Summary Compensation Table total pay:

| Adjustments | CEO | | | | | Other NEO Average | | | | |
	2024	2023	2022	2021	2020	2024	2023	2022	2021	2020
Summary Compensation Table Total	$ 6,105,068	$ 5,416,463	$ 6,010,335	$ 5,349,830	$ 4,879,048	$ 1,617,655	$1,789,482	$2,609,674	$1,789,527	$1,737,946
Deduction for amount reported in "Stock Awards" column of the Summary Compensation Table	$(3,443,405)	$(2,975,661)	$(3,060,578)	$(2,633,731)	$(2,285,938)	$ (309,591)	$ (619,932)	$ (692,591)	$ (761,890)	$ (789,038)
Addition of fair value at fiscal year (FY) end, of equity awards granted during the FY that remained outstanding	$ 3,021,568	$ 2,750,887	$ 1,921,547	$ 2,837,919	$ 1,497,358	$ 588,063	$ 622,504	$ 652,868	$ 944,088	$ 713,297
Addition of change in fair value at FY end versus prior FY end for awards granted in prior FY that remained outstanding	$(1,610,197)	$ 697,863	$ (489,698)	$ 1,929,016	$ (186,348)	$ (288,464)	$ 174,527	$ (118,799)	$ 685,641	$ (72,162)
Addition of change in fair value at vesting date versus prior FY end for awards granted in a prior FY that vested during the FY	$ (586,998)	$ (50,611)	$ 79,441	$ 157,525	$ (56,413)	$ (121,746)	$ 21,072	$ 11,030	$ 50,488	$ (20,616)
Deduction of the fair value at the prior FY end for awards granted in prior FY that failed to meet their vesting conditions	$ —	$ —	$ —	$ —	$ —	$ (44,085)	$ —	$ —	$ —	$ —
Deduction for change in pension values reported in the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" column of the Summary Compensation Table	$ (40,641)	$ (56,521)	$ —	$ —	$ (165,153)	$ (8,691)	$ —	$ —	$ —	$ —
Compensation Actually Paid (CAP)	$ 3,445,395	$ 5,782,420	$ 4,461,048	$ 7,640,559	$ 3,682,555	$ 1,433,141	$1,987,653	$2,462,181	$2,707,854	$1,569,427

The equity awards included above comprise performance share units and restricted share units granted from 2021 through 2024. The following assumptions underpin the fair value calculations. Measurement date equity fair values are calculated with assumptions derived on a basis consistent with those used for grant date fair value purposes. Restricted stock units are valued based on the stock price on the relevant measurement date. Performance stock units are adjusted to reflect an accrued payout factor consistent with assumptions used for ASC Topic 718 purposes, and the stock price on the relevant measurement date. Stock options are valued using a Black Scholes model as at the relevant measurement date, using assumptions consistent with those used for the grant date fair value purposes.

(4) Peer Group used for TSR comparisons reflects the KRX Index.

(5) The Company has identified GITBV as the Company-selected measure for the pay versus performance disclosure. GITBV was chosen from among the following three financial performance measures that we believe were most important in linking CAP for our CEO and our Other NEOs to Company performance during 2024:

Tabular List of Company Financial Performance Measures:

• Growth in Tangible Book Value

• Core Net Income

• Relative TSR

Further details on these measures and how they are used in our compensation plans can be found in our Compensation Discussion and Analysis in this Proxy Statement.

The Compensation Committee has chosen GITBV over a three-year period because it believes that this metric is a good indicator of the performance and shareholder value creation of a commercial bank, and the Company has received positive feedback from its investors regarding its use of GITBV in the Company's incentive compensation program. GITBV, when used herein, means year-over-year growth in tangible book value, plus dividends on common stock declared during the year, excluding OCI recorded during the year. The add-back of dividends allows the Compensation Committee to compare our performance to our peers that pay different amounts of dividends. The exclusion of OCI avoids changes in tangible book value related to accounting mechanics and not viewed as tied to financial performance. Consistent with the terms of the award agreements for performance-based RSUs and the 2023 ICP, the Compensation Committee has the authority to adjust the calculation of the GITBV for certain items that are one-time in nature. From time to time, the Compensation Committee uses this authority to avoid either rewarding or penalizing executives for certain decisions which may adversely or positively affect the Company's short-term results. Adjustments to GITBV primarily related to: (i) in 2022, the impacts of the BLUSA acquisition, including adjustments with respect to merger-related charges, the earnings associated with BLUSA in the year of acquisition, and the shares issued in connection with the BLUSA acquisition; (ii) in 2023, the impact of the FDIC special assessment and merger related expenses and other merger charges; and (iii) in 2024, the FDIC special assessment.

Compensation Actually Paid Versus Company Performance. The following charts provide a clear, visual depiction of the relationships between CAP for our CEO and the average CAP for our other NEOs, to aspects of Valley's financial performance.







Equity Compensation Plan Information

The table below provides information regarding our equity compensation plans as of December 31, 2024.

Plan Category	Number of Shares to be issued upon exercise of outstanding options and rights*	Weighted average exercise price of outstanding options and rights	Number of shares remaining available for future issuance under equity compensation plans (excluding shares reflected in the first column)
Equity compensation plans approved by security holders	11,352,126	$8.39	9,582,588
Equity compensation plans not approve by security holders	—	—	—
Total	11,352,126	$8.39	9,582,588

* Amount includes 2,623,120 options outstanding with a weighted average exercise price of $8.39 and 8,729,006 RSUs measured at maximum vesting at December 31, 2024.

CEO Pay Ratio

Under SEC rules, we are required to disclose the pay ratio of our CEO to our median employee. The pay ratio disclosure below is a reasonable estimate calculated in a manner consistent with SEC rules and guidance.

As permitted by SEC rules, since there has been no change in our employee population or compensation arrangements in the past year that we believe would significantly impact the pay ratio disclosure, we are using the same median employee identified for 2023.

We identified our median employee by examining the 2023 total W-2 compensation, including 401(k) Plan deferrals, for all individuals, excluding our CEO, who were employed by us on October 20, 2023. We included all employees, whether employed on a full-time, part-time, temporary, or seasonal basis as of that payroll date. We did not make any assumptions, adjustments, or estimates with respect to such total W-2 reported compensation. We did not annualize the compensation for any full or part time employees that were not employed by us for all of 2023. We believe the use of total W-2 compensation, including 401(k) Plan deferrals, for all employees is a consistently applied compensation measure that reasonably reflects the annual compensation of employees.

We calculated the annual total compensation for the median employee in the same manner we used to determine the annual total compensation of our NEOs for 2024, as set forth in the Summary Compensation Table.

The annual total compensation in 2024 for our median employee using this methodology was $76,462.

The annual total compensation in 2024 for our CEO using this methodology is shown in the Summary Compensation Table and was $6,105,068.

The ratio of the annual total compensation of our CEO to the annual total compensation of our median employee in 2024 was 80 to 1.

Ratification of the Selection of Independent Registered Public Accounting Firm

In accordance with its charter, the Audit Committee is directly responsible for the selection of the independent registered public accounting firm retained to audit the Company's financial statements as well as monitoring the performance, qualifications, and independence of that firm. The Audit Committee has selected KPMG LLP ("KPMG") as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2025. As a matter of good corporate governance, the Board is requesting that our shareholders ratify KPMG's appointment. KPMG has served as the Company's independent registered public accounting firm continuously since 2008. If shareholders do not ratify the appointment of KPMG, the Audit Committee will consider the shareholders' action in determining whether to appoint KPMG as our independent auditor for 2025.

Before selecting KPMG for 2025, the Audit Committee considered KPMG's qualifications as an independent registered public accounting firm. This included a review of KPMG's performance in prior years, its knowledge of the Company and its operations, as well as its reputation for integrity and competence in the fields of accounting and auditing. The Audit Committee's review also included matters required to be considered under rules of the SEC on auditor independence, including the nature and extent of non-audit services, to ensure that the provision of such services will not impair the independence of the auditors. In addition, the Audit Committee interviews and approves the selection of KPMG's new lead engagement partner with each rotation.

The fees billed for services rendered to us by KPMG for the years ended December 31, 2024 and 2023 were as follows:

	2024	2023
Audit fees	$3,620,000	$3,592,250[2]
Audit-related fees[1]	$ 105,000	$ 180,000
Total	$3,725,000	$3,772,250

(1) Audit-related services consist of fees incurred related to U.S. Department of Housing and Urban Development and Uniform Single Attestation Program audits in 2024 and 2023, issuances of consents in 2024 and 2023, and limited assurance services pertaining to a Sustainable Financing Impact Report for 2023.
(2) The amount shown in 2023 represents an increase in audit fees previously reported in the Company's 2024 proxy statement. Audit fees for 2023 were adjusted to include final audit billings.

The Audit Committee maintains a policy concerning the pre-approval of audit and non-audit services to be provided by its independent registered public accountants to Valley. The policy requires that all services to be performed by KPMG, including audit services, audit-related services and permitted non-audit services, be pre-approved by the Audit Committee. Specific services being provided by the independent accountants are regularly reviewed in accordance with the pre-approval policy. At each subsequent Audit Committee meeting, the Audit Committee receives updates on the services actually provided by the independent registered public accountants, and management may also present additional services for pre-approval.

All services rendered by KPMG are permissible under applicable laws and regulations, and the Audit Committee pre-approved all audit, audit-related, and non-audit services performed by KPMG during fiscal 2024. Representatives of KPMG will be available at the Annual Meeting and will have the opportunity to make a statement and answer appropriate questions from shareholders.

The Audit Committee requests that shareholders ratify the selection of KPMG.

**The Board recommends a vote "FOR" the
ratification of the selection of KPMG as Valley's independent registered
public accounting firm for the fiscal year ending December 31, 2025.**

Report of the Audit Committee

February 18, 2025

To the Board of Directors of Valley National Bancorp:

Management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws and regulations. The Company's independent registered public accounting firm, KPMG LLP ("KPMG"), performs an annual independent audit of the financial statements and expresses an opinion on the conformity of those financial statements with U.S. generally accepted accounting principles.

The following is the report of the Audit Committee with respect to the audited financial statements for fiscal year 2024. With respect to fiscal year 2024, the Audit Committee has:

- Reviewed and discussed Valley's audited financial statements with management and KPMG;

- Discussed with KPMG the scope of its services, including its audit plan;

- Discussed with KPMG the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission;

- Received the written disclosures and the letter from KPMG required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence, and discussed with KPMG their independence from management and Valley; and

- Approved the audit and non-audit services provided during fiscal year 2024 by KPMG.

Based on the foregoing review and discussions, the Audit Committee approved the audited financial statements included in our Annual Report on Form 10-K for fiscal year 2024.

Pursuant to Section 404 of the Sarbanes-Oxley Act, management is required to prepare as part of the Company's 2024 Annual Report on Form 10-K, a report by management on its assessment of the Company's internal control over financial reporting, including management's assessment of the effectiveness of such internal control. KPMG is also required by Section 404 to prepare and include as part of the Company's 2024 Annual Report on Form 10-K, the auditors' attestation report on management's assessment.

During the course of 2024, management regularly discussed the internal control review and assessment with the Audit Committee, including the framework used to evaluate the effectiveness of such internal control, and at regular intervals updated the Audit Committee on the status of this process and actions taken by management to respond to issues identified during this process. The Audit Committee also discussed this review and assessment with KPMG. Management's assessment report and the auditor's attestation report are included as part of the 2024 Annual Report on Form 10-K.

Eric P. Edelstein, Chairman
Andrew B. Abramson
Peter V. Maio
Kathleen C. Perrott
Jennifer W. Steans
Dr. Sidney S. Williams, Jr.

Other Information

Information About the Annual Meeting

We are providing this Proxy Statement in connection with the solicitation of proxies by the Board for use at the Annual Meeting and at any adjournment or postponement of the meeting. This year's Annual Meeting will be held in a virtual format through a live audio webcast.

The Board adopted a virtual-only Annual Meeting format in 2020 and, based on the success of the virtual format used for each annual meeting of shareholders held since 2020, the Board has determined to once again hold a virtual Annual Meeting. The Board believes that the virtual format provides greater access for shareholders to participate in the Annual Meeting as compared to an in-person meeting held in one geographic location. The virtual meeting format enables consistent opportunities for all shareholders, regardless of their geographic location, to attend the Annual Meeting, thereby facilitating the potential for greater shareholder attendance and engagement.

You are entitled to participate in the Annual Meeting if you were a shareholder as of the close of business on March 24, 2025, the record date, or hold a valid proxy for the Annual Meeting. To be admitted to the Annual Meeting at www.virtualshareholdermeeting.com/VLY2025, you must enter the 16-digit control number found next to the label "Control Number" on your Notice of Internet Availability, proxy card, voting instruction form, or in the email sending you the Proxy Statement. If you are a beneficial shareholder, you may contact the bank, broker, or other institution where you hold your account if you have questions about obtaining your control number.

Whether or not you participate in the Annual Meeting, it is important that your shares be part of the voting process. You may log on to www.proxyvote.com and enter your control number.

You will be permitted to submit live questions at the Annual Meeting just as if you were attending a physical meeting. Questions may be submitted starting 30 minutes before the start of the Annual Meeting through www.virtualshareholdermeeting.com/VLY2025. We expect to allow up to 40 minutes to answer questions during the Annual Meeting, including those answered during the "official business" portion of the Annual Meeting and the "Q&A" portion of the Annual Meeting. To allow us to answer questions from as many shareholders as possible, we will limit each shareholder to three questions, one asked with respect to the "official business" portion of the Annual Meeting and two asked with respect to the "Q&A" portion of the Annual Meeting. It will help us if questions are succinct and cover only one topic per question. In addition, Valley will adhere to the following policies:

- Only questions from shareholders will be answered during the Annual Meeting;
- Questions from multiple shareholders on the same topic or that are otherwise related may be grouped, summarized and answered together;
- Depending on the volume of questions received, questions submitted will be addressed generally in the order received as time allows; and
- If the volume of questions exceeds the time allotted for the meeting, responses to such additional questions will be posted on our investor relations' website and remain posted for at least two weeks.

We encourage you to access the Annual Meeting before it begins. Online check-in will start approximately thirty minutes before the meeting. This Proxy Statement is first being made available to shareholders on or about April 4, 2025.

E-Proxy

Pursuant to the rules of the SEC, we are furnishing our proxy materials to certain shareholders over the internet. Most shareholders are receiving by mail an E-Proxy Notice, which provides general information about the Annual Meeting, the matters to be voted on at the Annual Meeting, the website on which our Proxy Statement and annual report are available for review, printing and downloading, and instructions on how to submit proxy votes. The E-Proxy Notice also provides instructions on how to request a paper copy of the proxy materials and how to elect to receive a paper copy of the proxy materials or electronic copy of the proxy materials by e-mail for future meetings.

Shareholders who are current employees of Valley or who have elected to receive proxy materials via electronic delivery will receive via e-mail the Proxy Statement, 2024 Annual Report to Shareholders and instructions on how to vote. Shareholders who elect to receive paper copies of the proxy materials will receive these materials by mail.

The 2025 E-Proxy Notice, this Proxy Statement, the Company's 2024 Annual Report to Shareholders and the proxy card or voting instruction form are referred to as our "proxy materials," and are available electronically at the following website: www.proxydocs.com/VLY.

Shareholders Entitled to Vote

The Board has set March 24, 2025 as the record date for the Annual Meeting. Only holders of common stock of record at the close of business on that date, or their valid proxy holders, are entitled to vote at the 2025 Annual Meeting or by proxy.

On the record date there were 560,028,101 shares of common stock issued and outstanding and, therefore, eligible to vote at the Annual Meeting. Each share is entitled to one vote on each matter properly brought before the meeting.

Householding

When more than one holder of our common stock shares the same address, in accordance with SEC rules, we may deliver only one E-Proxy Notice or set of proxy materials, as applicable, to that address unless we have received contrary instructions from one or more of those shareholders. Similarly, brokers and other intermediaries holding shares of Valley common stock in "street name" for more than one beneficial owner with the same address may deliver only one E-Proxy Notice or set of proxy materials, as applicable, to that address if they have received consent from the beneficial owners of the stock.

We will deliver promptly upon written or oral request a separate copy of the E-Proxy Notice or set of proxy materials, as applicable, to any shareholder of record at a shared address to which a single copy of those documents was delivered. To receive these additional copies, you may write or call our Shareholder Relations Department, Valley National Bancorp, 70 Speedwell Avenue, Morristown, New Jersey 07470, telephone (973) 305-3380 or e-mail at InvestorRelations@valleynationalbank.com. If your shares are held in "street name," you should contact the broker or other intermediary who holds the shares on your behalf to request an additional copy of the E-Proxy Notice or set of proxy materials.

If you are a shareholder of record and are either receiving multiple E-Proxy Notices or multiple paper copies of the proxy materials, as applicable, and wish to request future delivery of a single copy or are receiving a single E-Proxy Notice or copy of the proxy materials, as applicable, and wish to request future delivery of multiple copies, please contact our Shareholder Relations Department at the address or telephone number above. If your shares are held in "street name," you should contact the broker or other intermediary who holds the shares on your behalf.

Proxies and Voting Procedures

Your vote is very important and you are encouraged to submit your proxy as soon as possible. Each proxy submitted will be voted as directed. However, if a proxy solicited by the Board does not specify how it is to be voted, it will be voted as the Board recommends—that is:

- Item 1 – "FOR" the election of each of the 11 director nominees named in this Proxy Statement;
- Item 2 – "FOR" the approval, on an advisory basis, of the compensation of our NEOs; and
- Item 3 – "FOR" the ratification of the selection of KPMG;

How to Vote

We are offering you four alternative ways to vote your shares:

By Mail. To vote your proxy by mail, please sign your name exactly as it appears on your proxy card, date, and mail your proxy card in the postage-paid envelope provided as soon as possible. If you vote your proxy by mail, your proxy card must be received prior to the Annual Meeting.

By Telephone. If you received a paper copy of the proxy materials and you wish to vote by telephone, call toll-free 1-800-690-6903 or the telephone number on your voting instruction form and follow instructions. Have your E-Proxy Notice or proxy card available when you call. If you vote by telephone, your vote must be received by 11:59 p.m., Eastern Time, on May 19, 2025.

Via the Internet. If you wish to vote using the internet, you can access the web page at www.proxyvote.com and follow the on-screen instructions or scan the QR code on your E-Proxy Notice or proxy card with your smartphone. Have your proxy card available when you access the web page. If you vote using the internet, your vote must be received by 11:59 p.m., Eastern Time, on May 19, 2025.

During the Annual Meeting. If you wish to vote virtually at the Annual Meeting, you can do so by going to www.virtualshareholdermeeting.com/VLY2025 during the live audio webcast. Have the information that is printed on your E-Proxy Notice or proxy card available and follow the on-screen instructions.

Regardless of the method that you use to vote, you will be able to vote virtually at the Annual Meeting or revoke your earlier proxy if you follow the instructions provided below in the section "Revoking Your Proxy."

Participants in the Valley National Bank Savings and Investment Plan. If you are an employee or former employee of the Company and hold shares of our common stock in the 401(k) Plan as of the record date, you have the right to instruct the plan trustee how to vote those shares. You may vote by telephone, the internet, or proxy card, and any such vote will serve as a voting instruction for the plan trustee. If you do not provide voting instructions, the plan trustee will vote the shares of common stock deemed to be held in your 401(k) Plan account in the same proportion as the shares for which the trustee has received voting instructions under the 401(k) Plan. The deadline to provide voting instructions for shares held in the 401(k) Plan is May 15, 2025, at 11:59 p.m., Eastern Time.

If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted.

Revoking Your Proxy

You can revoke your proxy at any time before it is exercised by:

- Following the instructions provided for changing your vote via the internet or by telephone or delivering a properly executed, later-dated proxy;
- Voting at the Annual Meeting; or
- A written revocation of your proxy.

A later-dated proxy by mail or written revocation must be received before the date of the Annual Meeting by the Corporate Secretary of the Company, Valley National Bancorp, at 70 Speedwell Avenue, Morristown, New Jersey 07960. You may also revoke your proxy by submitting a new proxy by telephone or via the internet or by voting virtually at the Annual Meeting. You will be able to change your proxy as many times as you wish prior to the Annual Meeting and the last vote received chronologically, including a vote cast at the Annual Meeting, will supersede any prior proxies.

Quorum Required to Hold the Annual Meeting

The presence, in person or by proxy, of the holders of a majority of the shares entitled to vote generally for the election of directors is necessary to constitute a quorum at the meeting. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining whether there is a quorum for the Annual Meeting, but are not counted as votes "FOR" or "AGAINST" any proposal, nor are they counted to determine the number of votes present for the particular proposal. A broker "non-vote" occurs when a broker holding shares for a beneficial owner does not vote on a particular proposal because the broker does not have discretionary power to vote with respect to that item and has not received voting instructions from the beneficial owner. Brokers do not have discretionary power to vote on the following items absent instructions from the beneficial owner: the election of directors or the advisory vote on executive compensation.

Required Vote

- To be elected to a new term, directors must receive a majority of the votes cast (the number of shares voted "FOR" a nominee must exceed the number of shares voted "AGAINST" the nominee). Each director is required to execute a resignation letter which becomes effective if he or she does not receive a majority of the votes cast in an uncontested election and the Board votes to accept the resignation. Abstentions and broker non-votes are not counted as votes cast and have no effect on the election of a director.

- The advisory vote on executive compensation will be approved if a majority of the votes cast are voted "FOR" the proposal. Abstentions and broker non-votes are not counted as votes cast and will have no effect on the outcome.

- The ratification of the selection of KPMG will be approved if a majority of the votes cast are voted "FOR" the proposal. Abstentions are not counted as votes cast and will have no effect on the outcome. Because this is deemed a routine proposal, brokers will have discretionary authority to vote on this proposal in the absence of voting instructions from the beneficial owner.

Method and Cost of Proxy Solicitation

This proxy solicitation is being made by our Board and we will pay the cost of soliciting proxies. Proxies may be solicited by officers, directors, and employees of the Company in person, by mail, telephone, facsimile, or other electronic means. We will not specially compensate those persons for their solicitation activities. In accordance with the regulations of the SEC and Nasdaq, we will reimburse brokerage firms and other custodians, nominees, and fiduciaries for their expense incurred in sending proxies and proxy materials to their customers who are beneficial owners of Valley common stock. We are paying Alliance Advisors Holdings LLC a fee of $10,000 plus out of pocket expenses to assist with solicitation of proxies.

Shareholder Proposals for the 2026 Annual Meeting

Shareholders of the Company are entitled to present proposals for consideration at forthcoming shareholder meetings provided that they comply with applicable rules promulgated by the SEC. To be eligible for inclusion in the Company's proxy materials for the 2026 Annual Meeting, a shareholder proposal must be received by our Corporate Secretary at our Morristown, New Jersey office, located at 70 Speedwell Avenue, Morristown, New Jersey 07960, on or before December 5, 2025 (except that if the date of our 2026 Annual Meeting is changed by more than 30 days from the anniversary of this year's Annual Meeting, then the deadline is a reasonable time before the Company begins to print and send the proxy materials), and must comply in all respects with Rule 14a-8 of the Exchange Act and any other applicable rules of the SEC.

Other Matters

The Board is not aware of any other matters that may come before the Annual Meeting. However, in the event such other matters come before the meeting, it is the intention of the persons named in the proxy to vote on any such matters in accordance with the recommendation of the Board.

Shareholders are urged to vote via the internet or telephone or sign the enclosed proxy and return it in the enclosed envelope. The proxy is solicited on behalf of the Board.

By Order of the Board of Directors

Morristown, New Jersey

April 4, 2025

A copy of our Annual Report on Form 10-K (without exhibits) for the year ended December 31, 2024 filed with the SEC will be furnished to any shareholder upon written request addressed to our Shareholder Relations Department, Valley National Bancorp, 70 Speedwell Avenue, Morristown, New Jersey 07960. Our Annual Report on Form 10-K (without exhibits) is also available at the following website: www.proxydocs.com/VLY.

Appendix A

Non-GAAP Financial Information

The tables below reconcile certain non-GAAP financial measures determined by methods other than U.S. generally accepted accounting principles ("GAAP"). The Company believes that these non-GAAP financial measures provide useful supplemental information to both management and investors in understanding Valley's underlying operational performance, business, and performance trends, and may facilitate comparisons of our current and prior performance with the performance of others in the financial services industry. Management utilizes these measures for internal planning, forecasting and analysis purposes. Management believes that Valley's presentation and discussion of this supplemental information, together with the accompanying reconciliations to the GAAP financial measures, also allows investors to view performance in a manner similar to management. These non-GAAP financial measures should not be considered in isolation, as a substitute for or superior to financial measures calculated in accordance with U.S. GAAP. These non-GAAP financial measures may also be calculated differently from similar measures disclosed by other companies.

Tangible book value per common share is computed by dividing shareholders' equity less preferred stock, goodwill and other intangible assets by common shares outstanding as of December 31, 2024, 2023, 2022, 2021, 2020, and 2019, as follows:

($ in thousands, except for per share data)	As of December 31,					
	2024	2023	2022	2021	2020	2019
Tangible book value per common share (non-GAAP):						
Common shares outstanding	558,786,093	507,709,927	506,374,478	421,437,068	403,858,998	403,278,390
Shareholders' equity (GAAP)	$ 7,435,127	$ 6,701,391	$ 6,400,802	$ 5,084,066	$ 4,592,120	$ 4,384,188
Less: Preferred stock	354,345	209,691	209,691	209,691	209,691	209,691
Less: Goodwill and other intangible assets	1,997,597	2,029,267	2,066,392	1,529,394	1,452,891	1,460,397
Tangible common shareholders' equity (non-GAAP)	$ 5,083,185	$ 4,462,433	$ 4,124,719	$ 3,344,981	$ 2,929,538	$ 2,714,100
Tangible book value per common share (non-GAAP)	$ 9.10	$ 8.79	$ 8.15	$ 7.94	$ 7.25	$ 6.73

Core net income available to common shareholders is net income available to common shareholders adjusted for non-core items that the Company believes are not indicative of its core operating performance and was computed as follows for the years ended December 31, 2024 and 2023:

($ in thousands)	For the years ended December 31,	
	2024	2023
Core net income available to common shareholders (non-GAAP):		
Net income, as reported (GAAP)	$380,271	$498,511
Non-GAAP adjustments		
Add: FDIC special assessment[1]	8,757	50,297
Add: Restructuring charge[2]	2,039	9,969
Add: Provision for credit losses for available for sale securities[3]	—	5,000
Add: Merger related expenses[4]	—	14,133
Add: Litigation reserve[5]	—	3,540
Add: Net losses on the sale of commercial real estate loans[6]	13,660	—
Add: Losses (gains) on available for sale and held to maturity debt securities, net[7]	15	(401)
Less: Gain on sale of commercial premium finance lending[8]	(3,629)	—
Less: Net gains on sales of office buildings[8]	—	(6,721)
Less: Litigation settlements[9]	(7,334)	—
Less: Income tax benefit[10]	(46,431)	—
Total non-GAAP adjustments to income	$ (32,923)	$75,817
Income tax adjustments related to non-GAAP adjustments[11]	(3,789)	(20,057)
Net income, as adjusted (non-GAAP)	$ 343,559	$554,271
Dividends on preferred stock	21,369	16,135
Core net income available to common shareholders, as adjusted (non-GAAP)	$322,190	$538,136

(1) Included in the FDIC insurance expense.
(2) Represents severance expense related to workforce reductions within salary and employee benefits expense.
(3) Included in provision for credit losses for available for sale and held to maturity securities (tax disallowed).
(4) Primarily represents data processing termination costs within technology, furniture, and equipment expense.
(5) Represents legal reserves and settlement charges included in professional and legal fees.
(6) Represents actual and mark to market losses on commercial real estate loan sales included in (losses) gains on sales of loans, net.
(7) Included in gains (losses) on securities transactions, net.
(8) Included in gains on sale of assets, net.
(9) Represents recoveries from legal settlements included in other income.
(10) Represents the income tax benefit from the reduction in uncertain tax liability positions and accrued interest and penalties due to statute of limitation expirations included in income tax expense.
(11) Calculated using the appropriate blended statutory tax rate for the applicable period.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 1-11277

VALLEY NATIONAL BANCORP

(Exact name of registrant as specified in its charter)

New Jersey	**22-2477875**
(State or other jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification Number)**
One Penn Plaza	
New York, NY	**10119**
(Address of principal executive office)	**(Zip code)**

973-305-8800
(Registrant's telephone number, including area code)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbols**	**Name of exchange on which registered**
Common Stock, no par value	VLY	The Nasdaq Stock Market LLC
Non-Cumulative Perpetual Preferred Stock, Series A, no par value	VLYPP	The Nasdaq Stock Market LLC
Non-Cumulative Perpetual Preferred Stock, Series B, no par value	VLYPO	The Nasdaq Stock Market LLC
Non-Cumulative Perpetual Preferred Stock, Series C, no par value	VLYPN	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.)   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☑	Accelerated filer	☐	Smaller reporting company	☐
Non-accelerated filer	☐			Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☑   No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☑

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act)   Yes ☐   No ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant was approximately $3.5 billion on June 30, 2024.

There were 560,275,784 shares of Common Stock outstanding at February 26, 2025.

Documents incorporated by reference:

Certain portions of the registrant's Definitive Proxy Statement (the "2025 Proxy Statement") for the 2025 Annual Meeting of Shareholders to be held May 20, 2025 will be incorporated by reference in Part III. The 2025 Proxy Statement will be filed within 120 days of December 31, 2024.

FORM 10-K TABLE OF CONTENTS

Glossary of Defined Terms

The following terms may be used throughout this Report, including the consolidated financial statements and related notes.

Term	Definition
ACL	Allowance for credit losses
AFS	Available-for-sale
ARG	Associate Resource Group
ASC	Accounting Standards Codification
ASU	Accounting Standards Update
Bank	Valley National Bank
Basel III	Capital rules under a global regulatory framework developed by the Basel Committee on Banking Supervision
BHC Act	Bank Holding Company Act of 1956, as amended
Board	Board of Directors of Valley National Bancorp
BSA	Bank Secrecy Act
BSA/AML	Procedures designed to assure and monitor compliance with BSA regulatory requirements
CD	Certificate of deposit
CECL	Current expected credit loss model
CET1	Common equity tier 1
CFPB	Consumer Financial Protection Bureau
CODM	Chief Operating Decision Maker
CPI	Consumer Price Index
CRA	Community Reinvestment Act
CRE loan concentration ratio	Total commercial real estate loans held for investment and held for sale, excluding owner occupied loans, as a percentage of total risk-based capital
CRISC	Certified in Risk and Information Systems Control
DIF	Deposit Insurance Fund administered by the FDIC
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010
EGRRCPA	The 2018 Economic Growth, Regulatory Relief, and Consumer Protection Act
ESG	Environmental, Social and Governance
Exchange Act	Securities Exchange Act of 1934, as amended
Fannie Mae	Federal National Mortgage Association
FASB	Financial Accounting Standards Board
FDIC	Federal Deposit Insurance Corporation
FDICIA	Federal Deposit Insurance Corporation Improvement Act of 1991
Federal Reserve	Board of Governors of the Federal Reserve System
FRB	Federal Reserve Bank
FHLB	Federal Home Loan Bank
FICO	Fair Isaac Corporation
FinCEN	Financial Crimes Enforcement Network
FINRA	Financial Industry Regulatory Authority, Inc.
Fintech	Financial technology
Freddie Mac	Federal Home Loan Mortgage Corporation
GAAP	U. S. Generally Accepted Accounting Principles
GDP	Gross domestic product
Ginnie Mae	Government National Mortgage Association
HTM	Held to Maturity

Term	Definition
IDIs	Insured depository institutions
Insiders	Valley National Bank's directors, executive officers, and 10 percent shareholders
Investment Advisers Act	Investment Advisers Act of 1940, as amended
IRS	Internal Revenue Service
Leverage Ratio	Tier 1 capital to average consolidated assets as reported on consolidated financial statements
LIBOR	London Interbank Offered Rate
Moody's	Moody's Investor Services
NAV	Net asset value
OCC	Office of the Comptroller of the Currency
OFAC	U.S. Department of the Treasury's Office of Foreign Assets Control
OREO	Other real estate owned
Oritani	Oritani Financial Corporation
OTC	Over-the-counter
PCAOB	Public Company Accounting Oversight Board
PCD	Purchased credit deteriorated
Report	This Annual Report on Form 10-K
ROATE	Return on average tangible shareholders' equity
ROU assets	Right of use assets
RSU	Restricted stock unit
S&P	Standard and Poor's
SEC	U.S. Securities and Exchange Commission
Securities Act	Securities Act of 1933, as amended
SERP	Supplemental Executive Retirement Income Agreement
SOFR	Secured Overnight Financing Rate
SROs	Self-regulatory organizations
U.S.	United States of America
U.S. Treasury	United States Department of the Treasury
USA PATRIOT Act	Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001
Valley	May refer to Valley National Bancorp individually, Valley National Bancorp and its consolidated subsidiaries, or certain of Valley National Bancorp's subsidiaries, as the context requires (interchangeable with the "Company," "we," "our" and "us")
VFM	Valley Financial Management, Inc.

Item 1.   Business

The disclosures set forth in this item are qualified by Item 1A. Risk Factors and the section captioned "Cautionary Statement Concerning Forward-Looking Statements" in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") of this Report and other cautionary statements set forth elsewhere in this Report.

General

Valley National Bancorp, headquartered in Morristown, New Jersey, is a New Jersey corporation organized in 1983 and is registered as a bank holding company and a financial holding company with the Federal Reserve under the BHC Act. At December 31, 2024, Valley had consolidated total assets of $62.5 billion, total net loans of $48.2 billion, total deposits of $50.1 billion and total shareholders' equity of $7.4 billion.

Valley advertises and identifies itself under the trade names "Valley Bank" and "Valley."

Valley's principal subsidiary, Valley National Bank (commonly referred to as the "Bank" in this Report), has been chartered as a national banking association under the laws of the United States since 1927. Valley, through the Bank and its subsidiaries, offers a full suite of national and regional banking solutions through various commercial, private banking, retail, insurance and wealth management financial services products. Valley provides personalized service and customized solutions to assist its customers with their financial service needs. Our solutions include, but are not limited to, traditional consumer and commercial deposit and lending products, commercial real estate financing, asset-based loans, small business loans, equipment financing, insurance and wealth management solutions, and personal financing solutions, such as residential mortgages, home equity loans and automobile financing. Valley also offers niche financial services, including loan and deposit products for homeowners associations, cannabis-related business banking and venture banking, which we offer nationally.

The Bank also provides convenient account access to customers through a number of account management services, including access to more than 200 branch locations across New Jersey, New York, Florida, Alabama, California and Illinois; online, mobile and telephone banking; drive-in and night deposit services; ATMs; remote deposit capture; and safe deposit facilities. In addition, certain international banking services are available to customers, including standby letters of credit, documentary letters of credit and related products, and certain ancillary services, such as foreign exchange transactions, documentary collections, and foreign wire transfers.

In addition to the Bank, Valley's consolidated subsidiaries include, but are not limited to: an insurance agency offering property and casualty, life and health insurance; an asset management adviser that is a registered investment adviser with the SEC; a registered securities broker-dealer with the SEC and member of FINRA, which is also licensed as an insurance agency to provide life and health insurance; a title insurance agency in New York, which also provides services in New Jersey; an advisory firm specializing in the investment and management of tax credits; and a subsidiary which specializes in health care equipment lending and other commercial equipment leases.

Recent Acquisition

Bank Leumi Le-Israel Corporation. On April 1, 2022, Valley completed its acquisition of Bank Leumi Le-Israel Corporation, the U.S. subsidiary of Bank Leumi Le-Israel B.M., and parent company of Bank Leumi USA, collectively referred to as "Bank Leumi USA." Bank Leumi USA maintained its headquarters in New York City with commercial banking offices in Chicago, Los Angeles, Palo Alto, and Aventura, Florida. The common shareholders of Bank Leumi USA received 3.8025 shares of Valley common stock and $5.08 in cash for each Bank Leumi USA common share that they owned. As a result, Valley issued approximately 85 million shares of common stock and paid $113.4 million in cash in the transaction. As a result of the acquisition, Bank Leumi Le-Israel B.M. owned approximately 14 percent of Valley's common stock as of April 1, 2022.

See Note 2 to the consolidated financial statements for further details on the Bank Leumi USA and other acquisitions.

Competition for Deposits, Lending and Other Financial Services

Valley National Bank is the largest commercial bank headquartered in New Jersey, with its top markets located in northern and central New Jersey, the New York City boroughs of Manhattan, Brooklyn and Queens, Long Island, Westchester County, New York, Florida and Alabama. Valley ranked 10th in competitive ranking and market share based on the deposits reported by 150 FDIC-insured financial institutions in the New York, Northern New Jersey and Long Island deposit markets as of June 30, 2024. The FDIC also ranked Valley 6th, 29th, 18th, 17th and 70th in the states of New Jersey, New York, Florida, Alabama and California, respectively, based on deposit market share as of June 30, 2024. While we believe our FDIC rankings reflect a solid foundation in our primary markets, the market for banking and bank-related services is highly competitive and we face substantial competition in all areas of our operations from a variety of bank and non-bank competitors, some of which are larger and may have more financial resources than Valley. Some of these competitors may have fewer regulatory constraints, or more resources, lending limits and name recognition than Valley.

Valley competes with other providers of financial services such as commercial and savings banks, savings and loan associations, credit unions, money market and mutual funds, mortgage companies, fintech companies, title agencies, asset managers, insurance companies, and a large list of other local, regional and national institutions which offer financial services. We believe we remain competitive by offering premier relationship banking service and advice, as well as a robust suite of innovative financial products and solutions to keep pace with evolving customer preferences across our footprint. The financial services industry is continually undergoing rapid technological change with frequent introductions of new, technology-driven products and services, which increases efficiency and enables financial institutions to better serve customers and to reduce costs. Fintech and direct bank competitors provide innovative digital solutions to traditional retail banking services and products, and in some cases without the extensive burden associated with being a regulated depository institution. We work to meet these challenges by utilizing internal resources and external technology partners to continually enhance our online and mobile banking products. By combining technology-enabled solutions with our premier relationship-based service model, we continue to compete effectively in the Commercial and Consumer Banking segments of our business. This level of service and commitment is particularly impactful because of our strong community presence with almost 100 years of service, providing us a competitive advantage with such customers over certain competitors that are not traditional banks.

Overall, our customers are influenced by the convenience, solution-based service from our knowledgeable staff and personal contacts, as well as the robust availability of our diverse products and services. We provide such convenience through our multi-channel delivery system, including 229 branch offices, an extensive ATM network, and our telephone, on-line and digital banking systems.

We continually review our pricing, products, locations, alternative delivery channels and various acquisition prospects, and periodically engage in discussions regarding possible acquisitions to maintain and enhance our competitive position.

Operating Segments

Our business strategies, operations and reporting structures are reassessed by management, at least on an annual basis, to ensure the proper identification and reporting of our operating segments. In addition to our annual assessment, Valley re-evaluated its segment reporting during the second quarter 2022 to consider the Bank Leumi USA acquisition on April 1, 2022, along with other factors, including changes in the internal structure of operations, discrete financial information reviewed by key decision-makers, balance sheet management strategies and personnel. As a result, Valley currently manages its business operations under operating segments consisting of Consumer Banking and Commercial Banking. Activities not assigned to the operating segments are included in Treasury and Corporate Other. Valley's Wealth Management and Insurance Services Division, comprised of asset management advisory, brokerage, trust, personal and title insurance, tax credit advisory services, and our international and domestic private banking businesses, is a reporting unit within the Consumer Banking segment. See Note 21 to the consolidated financial statements for additional details, including the financial performance of our operating segments.

Commercial Banking

Commercial and industrial loans. Commercial and industrial loans totaled approximately $9.9 billion and represented 20.4 percent of the total loan portfolio at December 31, 2024. We make commercial loans to small and middle market businesses most often located in New Jersey, New York, and Florida, as well as lending on a national basis within our specialty lines of business. A significant portion of Valley's commercial and industrial loan portfolio consists of loans to long-standing customers of proven ability, strong repayment performance, and high character. Underwriting standards are designed to assess the borrower's ability to generate recurring cash flow sufficient to meet the debt service requirements of loans granted. While such recurring cash flow serves as the primary source of repayment, most of the loans are collateralized by borrower assets intended to serve as a secondary source of repayment should the need arise. Anticipated cash flows of borrowers, however, may not occur as expected and the collateral securing these loans may fluctuate in value. In the case of loans secured by accounts receivable, the ability of the borrower to collect all amounts due from its customers may be impaired. Our loan decisions include consideration of a borrower's ability to repay debts, collateral coverage, standing in the community and other forms of support. Strong consideration is given to long-term existing customers that have maintained a favorable relationship with the Bank. Commercial loan products offered consist of term loans for equipment purchases, working capital lines of credit that assist our customers' financing of accounts receivable and inventory, and commercial mortgages for owner occupied properties. Working capital advances are generally used to finance seasonal requirements and are repaid at the end of the cycle. Short-term commercial business loans may be collateralized by a lien on accounts receivable, inventory, or equipment and/or partly collateralized by real estate. Short-term loans may also be made on an unsecured basis based on a borrower's financial strength and past performance. Whenever possible, we obtain the personal guarantee of the borrower's principals to potentially help mitigate the risk. Unsecured loans, when made, are generally granted to the Bank's most creditworthy borrowers. Unsecured commercial and industrial loans totaled $1.4 billion at December 31, 2024. In addition, we provide financing to the health care and industrial equipment leasing market through our leasing subsidiary, Highland Capital Corp.

Commercial real estate loans. Commercial real estate and construction loans totaled $29.6 billion and represented 60.7 percent of the total loan portfolio at December 31, 2024. The following table presents the commercial real estate portfolio by loan type and the percent of each loan type to total loans at December 31, 2024 and 2023:

	2024		2023	
	Balance Outstanding	Percent of Loan Category to Total Loans	Balance Outstanding	Percent of Loan Category to Total Loans
		($ in thousands)		
Commercial real estate:				
Non-owner occupied [1]	$ 12,344,355	25.2 %	$ 15,078,464	30.0 %
Multifamily [2]	8,299,250	17.0	8,860,219	17.7
Owner occupied [1]	5,886,620	12.1	4,304,556	8.6
Total	$ 26,530,225	54.3 %	$ 28,243,239	56.3 %
Construction	3,114,733	6.4	3,726,808	7.4
Total commercial real estate loans	$ 29,644,958	60.7 %	$ 31,970,047	63.7 %

[1] During the second quarter 2024, approximately $1.1 billion of non-owner occupied loans were reclassified to owner occupied loans based upon Valley's re-assessment of such loans under the applicable bank regulatory guidance.

[2] Includes loans collateralized by properties that are greater than 50 percent rent regulated totaling approximately $553 million and $531 million at December 31, 2024 and 2023, respectively.

While commercial real estate lending remains a key pillar of the success of our relationship banking model and our lending expertise, we continued to proactively diversify our loan portfolio by reducing new originations of certain types of commercial real estate lending, such as non-owner occupied and multifamily loans, and through the sale of $1.2 billion of performing commercial real estate and construction loans during 2024. Within the commercial banking segment, our loan growth efforts continued to mainly focus on commercial and industrial and owner occupied commercial real estate loans where we have or can compete for an outsized share of the client's banking relationship. As a result, we have a current strategic balance sheet goal to reduce our CRE loan concentration ratio of 362 percent at December 31, 2024 to below 350 percent by December 31, 2025. See the "Executive Summary" section of Part II Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for more details.

We originate commercial real estate loans that are secured by various diversified property types across the New York metropolitan area (New Jersey, New York and Pennsylvania), Florida and our other primary market footprints. Property types in this portfolio range from multifamily residential properties to non-owner occupied commercial, industrial/warehouse, retail and, to a much lesser extent, commercial office buildings. Commercial real estate loans collateralized by office buildings totaled approximately $3.1 billion at December 31, 2024 with a combined weighted average loan to value ratio of 62 percent and debt service coverage ratio of 1.76. The majority of the office properties collateralizing our portfolio are multi-tenant and dispersed geographically in Florida, Alabama, New Jersey and New York (including approximately $218.1 million of loans with properties located in Manhattan at December 31, 2024). All commercial real estate loans are generally written on an adjustable basis with rates tied to a specifically identified market rate index. Adjustment periods generally range between five to ten years and repayment is generally structured on a fully amortizing basis for terms up to thirty years. Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, but generally they involve larger principal balances and longer repayment periods as compared to commercial and industrial loans. Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real property. Repayment of most loans is dependent upon the cash flow generated from the property securing the loan or the business that occupies the property. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or the overall economy and accordingly, conservative loan to value ratios are required at origination. Valley also performs regular and comprehensive stress testing of the portfolio to evaluate the potential impact of market changes on loan performance.

With respect to loans to developers and builders, we originate and manage construction loans structured on either a revolving or a non-revolving basis, depending on the nature of the underlying development project. Our construction loans are generally secured by the real estate to be developed and may also be secured by additional real estate to mitigate the risk. Within our construction portfolio, we have a diverse mix of both residential (for sale and rental) and commercial development projects. Non-revolving construction loans often involve the disbursement of substantially all committed funds with repayment substantially dependent on the successful completion and sale, or lease, of the project. Sources of repayment for these types of loans may be from pre-committed permanent loans from other lenders, sales of developed property, or an interim loan commitment from Valley until permanent financing is obtained elsewhere. Revolving construction loans (generally relating to single-family residential construction) are controlled with loan advances dependent upon the presale of housing units financed. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Consumer Banking

Residential mortgage loans. Residential mortgage loans totaled $5.6 billion and represented 11.5 percent of the total loan portfolio at December 31, 2024. Our residential mortgage loans include fixed and variable interest rate loans located mostly in New Jersey, New York and Florida. Valley's ability to be repaid on such loans is closely linked to the economic and real estate market conditions in our lending markets. We also make mortgage loans secured by homes beyond this primary geographic area; however, lending outside this primary area is generally conducted in other branch office markets and neighboring states. Our residential mortgage loan portfolio also includes $57.8 million of loans (primarily in California) that are guaranteed by third parties. Mortgage loan originations are based on underwriting standards that generally comply with Fannie Mae and/or Freddie Mac requirements. Appraisals and valuations of real estate collateral are contracted through an approved appraisal management company. The appraisal management company is required to adhere to all regulatory requirements. The Bank's appraisal management policy and procedure complies with regulatory requirements and guidance issued by the Bank's primary regulator. Credit scoring, using FICO® and other proprietary credit scoring models is employed in the ultimate, judgmental credit decision by Valley's underwriting staff. Valley does not use third party contract underwriting services. In deciding whether to originate each residential mortgage, Valley considers the qualifications of the borrower, the value of the underlying property and other factors that we believe are predictive of future loan performance. Valley originated first mortgages include both fixed rate and adjustable rate mortgage products with 10-year to 30-year maturities. The adjustable rate loans have a fixed-rate, fixed payment, introductory period of 5 to 10 years that is selected by the borrower. Additionally, Valley originates jumbo residential mortgage loans, that are mostly fixed-rate with 30-year maturities. At December 31, 2024, fixed and adjustable rate jumbo residential mortgage loans totaled approximately $1.6 billion and $898.8 million, respectively. Interest-only (i.e., non-amortizing) residential mortgage loans within our jumbo portfolio totaled $188.9 million (or 3.35 percent of the total residential mortgage loan portfolio) at December 31, 2024. The Bank services certain residential mortgage portfolios, and it is compensated for loan administrative services performed for mortgage servicing rights related primarily to loans originated and sold by the Bank. See Notes 5 and 8 to the consolidated financial statements for further details.

Other consumer loans. Other consumer loans totaled $3.6 billion and represented 7.4 percent of the total loan portfolio at December 31, 2024. Our other consumer loan portfolio is primarily comprised of direct and indirect automobile loans, loans secured by the cash surrender value of life insurance, home equity loans and lines of credit, and to a lesser extent, secured and unsecured other consumer loans (including credit card loans). Valley is an auto lender primarily in New Jersey, New York, Pennsylvania, Florida, Connecticut, Delaware and Alabama offering indirect auto loans secured by either new or used automobiles. During 2024, we modestly expanded of our indirect auto network into Georgia. Automobile originations (including light truck and sport utility vehicles) are largely produced via indirect channels, originated through approved automobile dealers. Home equity lending consists of both fixed and variable interest rate products mainly to provide home equity loans to our residential mortgage customers or take a secondary position to another lender's first lien position within the footprint of our primary lending territories. We generally will not exceed a combined (i.e., first and second mortgage) loan-to-value ratio of 80 percent when originating a home equity loan. Other consumer loans include direct consumer term loans, both secured and unsecured, but are largely comprised of personal lines of credit secured by the cash surrender value of life insurance. The product is mainly originated through the Bank's retail branch network and third party financial advisors. Unsecured consumer loans totaled approximately $90.6 million, including $42.7 million of credit card loans, at December 31, 2024.

Wealth Management. Our Wealth Management and Insurance Services Division provides asset management advisory, brokerage, trust, commercial, personal and title insurance, tax credit advisory services, and our international and domestic private banking businesses. Asset management advisory services include investment services for individuals and small to medium sized businesses, trusts and investment strategies designed for various investment profiles and objectives. Our brokerage services mainly facilitate the buying and selling of securities for banking and wealth management customers. Trust services include living and testamentary trusts, investment management, custodial and escrow services, and estate administration primarily to individuals. Tax credit advisory services include sourcing, syndication, and structuring federal and state tax credits for commercial customers and development projects. We also provide personalized private banking and management services for select international and domestic clients.

Treasury and Corporate Other

Although we are primarily focused on our lending and wealth management services, a large portion of our income is generated through investments in various types of securities. Treasury and Corporate Other largely consists of the Treasury managed HTM and AFS debt securities portfolios mainly utilized in the liquidity management needs of our lending segments and income and expense items resulting from support functions not directly attributable to a specific segment. As of December 31, 2024, our total investment securities and interest bearing deposits with banks were $7.0 billion and $1.5 billion, respectively. See the "Investment Securities Portfolio" section of the MD&A and Note 4 to the consolidated financial statements for additional information concerning our investment securities.

Changes in Loan Portfolio Composition

At December 31, 2024 and 2023, approximately 73 percent and 76 percent of Valley's gross loans totaling $48.8 billion and $50.2 billion, respectively, consisted of commercial real estate (including construction loans), residential mortgage and home equity loans. The remaining 27 percent and 24 percent December 31, 2024 and 2023, respectively, consisted of loans not collateralized by real estate. During 2024, we continued to execute on our strategy to reduce investor commercial real estate (i.e., multifamily and non-owner occupied) and construction loans, and maintain greater focus on growth of the commercial and industrial loan and owner-occupied commercial real estate loan portfolios (see more details in the "Commercial real estate loans" section above). We also continue to diversify the types of borrowers within our geographic concentrations in New Jersey, the New York City metropolitan area, including Westchester County, New York, and Florida. Many external factors outlined in Item 1A. Risk Factors, the "Executive Summary" section of Item 7. MD&A, and elsewhere in this Report may impact our ability to maintain the current composition of our loan portfolio. See the "Loan Portfolio" section in Item 7. MD&A in this Report for further discussion of our loan composition and concentration risks.

The following table presents the loan portfolio and loans held for sale by state and the percentage of total loans by state at December 31, 2024.

	Commercial and Industrial	Commercial Real Estate	Residential	Consumer	Total Loans	% of Total
			(in thousands)			
New York	$ 2,380,333	$ 9,425,827	$ 1,508,569	$ 1,007,797	$ 14,322,526	29 %
Florida	2,846,615	8,411,370	1,475,810	611,301	13,345,096	27
New Jersey	1,858,137	5,947,952	1,888,368	1,159,515	10,853,972	22
California	490,658	1,054,994	96,703	37,190	1,679,545	4
Illinois	447,906	371,281	4,599	14,057	837,843	2
Alabama	69,121	383,678	34,812	92,624	580,235	1
Other	1,838,630	4,058,606	640,586	668,353	7,206,175	15
Total	$ 9,931,400	$ 29,653,708	$ 5,649,447	$ 3,590,837	$ 48,825,392	100 %
Less: Loans held for sale	—	8,750	16,931	—	25,681	
Total loan portfolio	$ 9,931,400	$ 29,644,958	$ 5,632,516	$ 3,590,837	$ 48,799,711	

Risk Management

Financial institutions must manage a variety of business risks that can significantly affect their financial performance. Significant risks we confront are credit risks and asset/liability management risks, which include interest rate and liquidity risks. Credit risk is the risk of not collecting payments pursuant to the contractual terms of loan, lease and investment assets. Interest rate risk results from changes in interest rates which may impact the re-pricing of assets and liabilities in different amounts or at different dates. Liquidity risk is the risk that we will be unable to fund obligations to loan customers, depositors or other creditors at a reasonable cost.

The Board performs its risk oversight function primarily through several standing committees, including its Risk Committee, all of which report to the Board. The Board regularly engages in discussions of risk management and receives reports on risk factors from our executive management, other members of management and the chair of the Risk Committee. The Risk Committee assists the Board with, among other things, oversight of management's established enterprise-wide risk management framework and risk culture which are intended to align with Valley's strategic plan and which the Risk Committee deems appropriate for Valley's capital, business activities, size and risk appetite. Management utilizes the enterprise-wide risk management framework to holistically manage and monitor risks across the organization and to aggregate and manage the risk appetite approved by the Board. As part of the risk management framework, the Risk Committee reviews and recommends to the Board risk tolerances and limits for strategic, credit, interest rate, price, liquidity, compliance, operational (including information security and cybersecurity risk), and reputation risks, oversees risk management within those tolerances and monitors compliance with applicable laws and regulations. With guidance from and oversight by the Risk Committee, management continually refines and enhances its risk management policies, procedures and monitoring programs to be able to adapt to changing risks.

Valley continues to internally run stress tests of its capital position that are subject to review by Valley's primary regulators. The Bank's 2024 Capital Stress Test included a climate related scenario that considered geographical climate events within the Bank's diverse footprint. The results of the internal stress tests are considered in combination with other risk management and monitoring practices at Valley to maintain an overall risk management program.

Information security is also a significant operational risk for Valley. The Board, through its Risk Committee, has primary oversight responsibility for information security and receives regular updates and reporting from management on information security and cybersecurity matters, including material cybersecurity risks and mitigation strategies and information related to any third-party assessments of Valley's cybersecurity program. See Item 1A. Risk Factors for a further discussion of risks related to cybersecurity and Item 1C. Cybersecurity for a further discussion of risk management strategies and governance processes related to cybersecurity.

Credit Risk Management and Underwriting Approach

Credit risk management. For all loan types, we adhere to a credit policy designed to minimize credit risk while generating the maximum income given the level of risk appetite. Management reviews and approves these policies and procedures on a regular basis with subsequent approval by the Board annually. Credit authority relating to a significant dollar percentage of the overall portfolio is centralized and controlled by the Credit Risk Management Division and by a Management Credit Committee. A reporting system supplements the review process by providing management with frequent reports concerning loan production, loan quality, internal loan classifications, concentrations of credit, loan delinquencies, non-performing and potential problem loans. Loan portfolio diversification is an important factor utilized by us to manage the portfolio's risk across business sectors, geographic markets and through cyclical economic circumstances.

Our historical and current loan underwriting practice prohibits the origination of payment option adjustable residential mortgages which allow for negative interest amortization and subprime loans. Virtually all of our residential mortgage loan originations in recent years have conformed to rules requiring documentation of income, assets sufficient to close the transactions and debt to income ratios that support the borrower's ability to repay under the loan's proposed terms and conditions. These rules are applied to all loans originated for retention in our portfolio or for sale in the secondary market.

Loan underwriting and loan documentation. Loan approvals are documented in accordance with specific and detailed underwriting policies and verification procedures. General underwriting guidance is consistent across all loan types with possible variations in procedures and due diligence dictated by specific loan requests. Due diligence standards require acquisition and verification of sufficient financial information to determine a borrower's or guarantor's credit worthiness, capital support, capacity to repay, collateral support, and character. Credit worthiness is generally verified using personal or business credit reports from independent credit reporting agencies. Capacity to repay the loan is based on verifiable liquidity and earnings capacity as shown on financial statements and/or tax returns, banking activity levels, operating statements, rent rolls or independent verification of employment. Finally, collateral valuation is determined via appraisals from independent, bank-approved, certified or licensed property appraisers, valuation services, or readily available market resources.

Types of collateral. Loan collateral, when required, may consist of any one or a combination of the following asset types depending upon the loan type and intended purpose: commercial or residential real estate; general business assets including working assets such as accounts receivable or inventory, or fixed assets such as equipment or rolling stock; marketable securities or other forms of liquid assets such as bank deposits or cash surrender value of life insurance; automobiles; or other assets wherein adequate protective value can be established and/or verified by reliable outside independent appraisers. Valley does not accept cryptocurrency assets as loan collateral.

Many times, we will underwrite loans to legal entities formed for the limited purpose of the business which is being financed. Credit granted to these entities and the ultimate repayment of such loans is primarily based on the cash flow generated from the property securing the loan or the business that occupies the property. The underlying real property securing the loans is considered a secondary source of repayment, and normally such loans are also supported by guarantees of the legal entity members. Absent such guarantees or approval by our credit committee, our commercial real estate underwriting guidelines require that the loan to value ratio (at origination) should not exceed 60 percent, except for certain low risk loan categories where the loan to value ratio requirement may be higher, based on the estimated market value of the property as established by an independent licensed appraiser.

Reevaluation of collateral. Commercial loan renewals, re-financings and other subsequent transactions that include the advancement of new funds or result in the extension of the amortization period beyond the original term, require a new or updated appraisal. Renewals, re-financings and other subsequent transactions that do not include the advancement of new funds (other than for reasonable closing costs) or, in the case of commercial loans, the extension of the amortization period beyond the original term, do not require a new appraisal unless management believes there has been a material change in market conditions or the physical aspects of the property which may negatively impact the collectability of our loan. In general, the period of time an appraisal continues to be relevant will vary depending upon the circumstances affecting the property and the marketplace. Examples of factors that could cause material changes to reported values include re-appraisal triggered by events such as credit renewal, modification or loan deterioration; the volatility of the local market; the availability of financing; the inventory of competing properties; new improvements to, or lack of maintenance of; the subject or competing surrounding properties; changes in zoning and environmental contamination.

Certain collateral dependent loans are reported at the fair value of the underlying collateral (less estimated selling costs) if repayment is expected solely from the collateral and are commonly referred to as "collateral dependent loans." Commercial real estate loans are collateralized by real estate and construction loans are generally secured by the real estate to be developed and may also be secured by additional real estate or other collateral to mitigate the risk. Residential and home equity loans are collateralized by residential real estate. Collateral values for such existing loans are typically estimated using individual appraisals performed every 12 months (or 18 months for collateral dependent loans less than $1.0 million with current loan to value ratios not exceeding 75 percent). Between scheduled appraisals, property values are monitored within the commercial portfolio by reference to current trends in commercial property sales as published by leading industry sources. Property values are monitored within the residential mortgage portfolio by reference to available market indicators, including real estate price indices within Valley's primary lending areas.

Refinanced residential mortgage loans to be held in our loan portfolio generally require either a new appraisal or a new evaluation in accordance with our appraisal policy. However, certain residential mortgage loans may be originated for sale and sold without new appraisals when the investor (Fannie Mae or Freddie Mac) accepts a refinance of an existing government sponsored enterprise loan without the benefit of a new appraisal. Additionally, all loan types are assessed for full or partial charge-off when they are between 90 and 120 days past due (or sooner when the borrowers' obligation has been released in bankruptcy) based upon their estimated net realizable value. See Note 1 to our consolidated financial statements for additional information concerning our loan portfolio risk elements, credit risk management and our loan charge-off policy.

Loan Renewals and Modifications

In the normal course of our lending business, we may renew loans to existing customers upon maturity of the existing loan. These renewals are granted provided that the new loan meets our standard underwriting criteria for such loan type. Additionally, on a case-by-case basis, we may extend, restructure, or otherwise modify the terms of existing loans from time to time to remain competitive and retain certain profitable customers, as well as assist customers who may be experiencing financial difficulties. All modified loans are reported as such by type of modification unless the modification results in the creation of a new loan. In certain cases, a modification may be related to loan(s) with an elevated risk profile and/or delinquent payment(s). These modifications rarely result in the forgiveness of principal or accrued interest. In addition, Valley frequently obtains additional collateral or guarantor support when modifying such loans. If the borrower has demonstrated performance under the previous terms and Valley's underwriting process shows the borrower has the capacity to continue to perform under the modified terms, the loan will continue to accrue interest. Non-accruing modified loans may be returned to accrual status when there has been a sustained period of repayment performance (generally six consecutive months of payments) and both principal and interest are deemed collectible. See Note 1 and Note 5 to our consolidated financial statements for additional information.

Extension of Credit to Past Due Borrowers

Loans are placed on non-accrual status generally when they become 90 days past due and the full and timely collection of principal and interest becomes uncertain. Valley prohibits the advancement of additional funds on non-accrual loans, except under certain workout plans if such extension of credit is intended to mitigate losses.

Allowance for Credit Losses

We maintain an ACL for financial assets measured at amortized cost. The ACL consists of the allowance for loan losses and unfunded loan commitments (together, the "allowance of credit losses for loans"), and the allowance for credit losses for HTM securities. The estimate of expected credit losses under the CECL methodology is based on relevant information about the past events, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amounts. Our CECL methodology to estimate the allowance for loan losses has two components: (i) a collective reserve component for estimated lifetime expected credit losses for pools of loans that share common risk characteristics and (ii) an individual reserve component for loans that do not share risk characteristics, consisting of collateral dependent loans. Valley also maintains a separate allowance for unfunded credit commitments mainly consisting of undisbursed non-cancellable lines of credit, new loan commitments and commercial standby letters of credit. The allowance for unfunded credit commitments mainly consists of undisbursed non-cancellable lines of credit, new loan commitments and commercial standby letters of credit valued using a similar methodology as used for loans.

Valley estimated the collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the loan balances. Management's estimate of expected losses inherent in these off-balance sheet credit exposures also incorporates estimated utilization rate over the commitment's contractual period or an expected pull-through rate for new loan commitments. To measure the expected credit losses on HTM debt securities that have loss expectations, Valley estimates the expected credit losses using a discounted cash flow model developed by a third-party. The amount of ACL is based on ongoing, quarterly assessments by management. See Note 1 to the consolidated financial statements for further discussion regarding CECL methodology.

Loans Originated by Third Parties

The Bank makes purchases of certain types of commercial loans and loan participations and residential mortgage loans originated by, and sometimes serviced by, other financial institutions. We generally do not purchase other types of loans. The loan purchase decision is usually based on several factors, including current loan origination volumes, market interest rates, excess liquidity, our continuous efforts to meet the credit needs of certain borrowers under the CRA, as well as other asset/liability management strategies. Valley purchased approximately $41.3 million and $25.4 million of 1-4 family loans qualifying for CRA purposes during 2024 and 2023, respectively. All purchased loans are selected using Valley's normal underwriting criteria at the time of purchase, or in some cases guaranteed by third parties. Purchased commercial and industrial and commercial real estate participation loans are, at times, seasoned loans with expected shorter durations, but generally purchased at inception. Additionally, each purchased participation loan is stress-tested by Valley to assure its credit quality.

Purchased commercial loans (including commercial and industrial and commercial real estate participation loans) and residential mortgage loans totaled approximately $2.2 billion and $516.7 million, respectively, at December 31, 2024 representing 5.3 percent and 9.2 percent of our total commercial and residential mortgage loans, respectively.

At December 31, 2024, less than 1.0 percent of commercial loans originated by third parties were past due 30 days or more, which represented 1.1 percent of our total commercial loan portfolio delinquencies, and 3.4 percent of residential mortgage loans originated by third parties were past due 30 days or more which represented 25.8 percent of our total residential mortgage portfolio delinquencies.

Human Capital

We foster an inclusive and high-performing culture where empowered associates, innovation and collaboration thrive. We are a customer-centric organization committed to our associates, our customers, and our shareholders.

As of December 31, 2024, Valley employed 3,732 full and part time employees across our multi-state footprint. During the year 2024, we hired 669 employees, and our voluntary turnover rate was 13.5 percent. Our average tenure was 7.1 years.

Our inclusive culture of belonging aims to provide a foundation to fully leverage the rich tapestry of our associates' unique perspectives and experiences. Our strong and inclusive culture allows us to provide quality service to our customers, the communities in which we operate and each other. We remain focused on our guiding principle — we all belong at Valley. This vision drives associate programming which includes Valley's Business Resource Group Program (BRG Program), which is open to every associate. We continue to ensure that we strengthen our connections with our communities, enhance our ability to bring new ideas to the table, raise new questions, and innovate our practices and products.

We offer competitive total rewards programs to attract, engage, retain, and motivate talent across our footprint. These programs include base wages, performance-based bonus and incentive compensation, stock awards, a 401(k) plan with a competitive company match, healthcare and insurance benefits, voluntary benefits, commuter benefits, a health savings account, flexible spending accounts, tuition and adoption reimbursement, paid time off, disability, family leave, wellness and employee assistance programs.

Valley remains committed to the safety, health and well-being of its associates. Valley provides a benefits and wellness program aimed at promoting healthy lifestyles with the understanding that a healthy workforce contributes to associate productivity. Our employee assistance program was recently enhanced to offer more mental health access to associates and their families at no cost. The Valley wellness program now incentivizes participation by awarding points to associates who engage in the wellness webinars and healthy activities, which can later be redeemed to purchase fitness items. Financial wellness is supported through monthly educational opportunities and resources offered by our 401(k) plan administrator, along with our competitive 401(k) company matching contribution. Our health and welfare plans are designed to promote preventive care and financial protection against catastrophic illnesses.

Valley continues to promote work/life balance by offering paid vacation, sick, personal and volunteer days as well as remote work arrangements and flexible work hours for many associates. Our Parental Leave Program provides gender-neutral paid time off to associates who give birth, adopt or foster a child, and financial assistance to those who adopt. In cases of illness, Valley offers paid disability leave and workplace accommodations for associates needing alternative work arrangements due to special medical needs. We continue to maintain alignment with state, local and CDC mandates and guidance related to airborne infectious diseases to promote a healthy workplace.

Our Talent Acquisition and Learning & Talent Development teams continue to focus on the attraction, development, and retention of key and top talent – a crucial aspect of Valley's long-term success and strategy. Valley fosters a culture of internal mobility and encourages ongoing career development discussions between associates and their leaders. We actively engage our senior business leaders in reviewing their critical roles in alignment with their strategic talent initiatives through our annual talent review and succession planning process, which has created a broader understanding of our key talent needs. We continue to center our workplace strategies on the people experience, offering a variety of development opportunities, including our flagship leadership development, certifications and mentorship programs, to provide meaningful experiences that challenge our high potential and high performing associates. Our goal is to enhance the core competencies of our top talent in leadership and management skills to prepare them for future roles. We also continue to strengthen Valley's position as an employer of choice by enhancing our associate onboarding experience and leveraging our engagement and pulse survey results to influence our culture and drive employee satisfaction.

Corporate Social and Environmental Responsibility

Valley recognizes the social and environmental responsibility that arises from the impact of our activities on peoples' lives and society as a whole. To comply with this responsibility, we established an ESG Council in 2020 with respect to sustainability issues. The ESG Council helps guide us to consider how environmental, social and governance issues impact Valley's ability to achieve its long-term strategy while being socially responsible.

Additional information regarding Valley's human capital management and corporate social and environmental responsibility can be found under "Sustainability Practices" in our 2025 Proxy Statement when it is filed with the SEC.

Information about our Executive Officers

Name	Age at December 31, 2024	Executive Officer Since	Office	Principal occupation during last five years other than Valley
Ira Robbins	50	2009	Chairman of the Board and Chief Executive Officer of Valley and Valley National Bank	
Thomas A. Iadanza	66	2015	President of Valley and Valley National Bank	
Russell Barrett	49	2024	Senior Executive Vice President, Chief Operations Officer of Valley and Valley National Bank	2013 - 2020 Managing Director - BNP Paribas
Joseph V. Chillura	58	2020	Senior Executive Vice President of Valley and President, Commercial Banking of Valley National Bank	
John P. Regan	61	2024	Senior Executive Vice President, Chief Risk Officer of Valley and Valley National Bank	2016 - 2022 Chief Audit Executive at Investors Bancorp, July 2022 - March 2024 Chief Audit Executive at Industrial and Commercial Bank of China
Travis Lan	40	2023	Executive Vice President, Interim Chief Financial Officer of Valley and Valley National Bank	2016 - 2020 Director of Investment Banking at Keefe, Bruyette & Woods, Inc.
Yvonne M. Surowiec	64	2017	Senior Executive Vice President of Valley and Chief People Officer of Valley National Bank	
Mitchell L. Crandell	54	2007	Executive Vice President, Chief Accounting Officer of Valley and Valley National Bank	
Mark Saeger	60	2018	Executive Vice President of Valley and Chief Credit Officer of Valley National Bank	

All officers serve at the pleasure of the Board.

Available Information

The SEC maintains a website at www.sec.gov which contains reports and other information filed with the SEC electronically. We make our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K and amendments thereto available on our website at www.valley.com without charge as soon as reasonably practicable after filing or furnishing them to the SEC. Also available on our website are Valley's Code of Conduct and Ethics that applies to all of our employees, including our executive officers, as well as non-employee directors, Valley's Audit Committee Charter, Valley's Compensation and Human Capital Management Committee Charter, Valley's Nominating, Governance, and Corporate Sustainability Committee Charter, and Valley's Corporate Governance Guidelines.

Additionally, we will provide without charge a copy of our Annual Report on Form 10-K or the Code of Conduct and Ethics to any shareholder by mail. Requests should be sent to Valley National Bancorp, Attention: Shareholder Relations, 70 Speedwell Avenue, Morristown, New Jersey, 07960.

We use our website to distribute Company information, including as a means of disclosing material, non-public information and for complying with our disclosure obligations under Regulation FD. We routinely post and make accessible financial and other information, including ESG information, regarding the Company on our website. Investors should monitor our website, including the Investor Relations portion of our website, in addition to our press releases, SEC filings, public conference calls and webcasts.

SUPERVISION AND REGULATION

The banking industry is highly regulated, and banking organizations are subject to regulation, supervision, and examination by various federal and state regulators. The statutory and regulatory framework that governs us is intended primarily for the protection of the FDIC-insured deposits and depositors, consumers, the stability of the U.S. banking and financial system, and the health of the national economy, rather than stockholders. Banking laws and regulations, as well as examination and supervision, increase a bank holding company's cost of doing business and limit the options of its management to deploy assets and maximize income. The compliance cost for Valley is significant and subject to increase as new governmental regulations are enacted and/or the level and intensity of supervision and of enforcement increases. In particular, Valley employs specialists and retains outside advisors with the expectation that Valley will have sufficient resources to comply with the regulations and supervision to which it is subject. Certain of Valley's competitors, including credit unions, fintech companies, and others, are not regulated or supervised to the extent that Valley and other banks are, which may place Valley at a competitive disadvantage. Federal and state banking regulators regularly examine Valley and its subsidiaries to evaluate their financial condition and monitor their compliance with laws and regulatory policies. Following those exams, Valley and the Bank are assigned supervisory ratings. These ratings are considered confidential supervisory information and disclosure to third parties is not allowed without permission of the issuing regulator. Violations of laws and regulations or deemed deficiencies in risk management practices may be incorporated into these supervisory ratings. A downgrade in these ratings could limit Valley's ability to pursue acquisitions or conduct other expansionary activities for a period of time, require new or additional regulatory approvals before engaging in certain other business activities or investments, affect the Bank's deposit insurance assessment rate, and impose additional recordkeeping and corporate governance requirements, as well as generally increase regulatory scrutiny of Valley.

Banking and other financial services statutes, regulations, and policies are frequently under review by Congress, state legislatures, and federal and state regulatory agencies. In addition to laws and regulations, state and federal bank regulatory agencies may issue policy statements, interpretive letters, and similar written guidance applicable to Valley and its subsidiaries. Any change in the statutes, regulations, or regulatory policies applicable to Valley, including changes in their interpretation or implementation, could have a material effect on our business or organization. The scope of the laws and regulations, and the intensity of the supervision to which Valley is subject, have increased in recent years, initially in response to the financial crisis, and more recently in light of other factors, including bank failures in 2023, technological factors, market changes and climate change concerns, and as a result, Valley may face increased scrutiny and possible denials of bank mergers and acquisitions by federal bank regulators. Regulatory enforcement and fines have also increased across the banking and financial services sector. Valley expects that its business will remain subject to extensive regulation and supervision. We expect, however, that the new U.S. presidential administration will seek to implement a regulatory reform agenda that is significantly different than that of the prior administration, impacting the rulemaking, supervision, examination and enforcement priorities of the federal banking agencies, which could, in turn, have a material effect on our business.

The following discussion describes certain elements of the comprehensive regulatory framework applicable to Valley and the Bank. These descriptions do not summarize all laws and regulations applicable to Valley, the Bank, or Valley's other subsidiaries.

Bank Holding Company Regulation

Valley is a bank holding company and a financial holding company within the meaning of the BHC Act. As a bank holding company, Valley is supervised by the Federal Reserve and is required to file reports with the Federal Reserve and provide such additional information as the Federal Reserve may require.

The BHC Act prohibits a bank holding company, with certain exceptions, from acquiring direct or indirect ownership or control of five percent or more of the voting shares of any company which is not a bank and from engaging in any business other than that of banking, managing and controlling banks or furnishing services to subsidiary banks, except that it may, upon application, engage in, and may own shares of companies engaged in, certain businesses found by the Federal Reserve to be so closely related to banking "as to be a proper incident thereto." As detailed further below, a bank holding company that has elected to be treated as a financial holding company, as Valley has, may engage in a broader range of non-banking activities that are "financial in nature." The BHC Act requires prior approval by the Federal Reserve of the acquisition by Valley of five percent or more of the voting stock of any other bank. Satisfactory capital ratios, CRA ratings, and anti-money laundering policies as well as the absence of an enforcement action or material supervisory concerns are generally prerequisites to obtaining federal regulatory approval to make acquisitions. Acquisitions through the Bank require approval of the OCC.

As a financial holding company, Valley may engage in a broader range of non-banking activities than permitted for bank holding companies and their subsidiaries that have not elected to become financial holding companies. Financial holding companies may engage directly or indirectly, either de novo or by acquisition, in activities that are defined under the BHC Act or determined by the Federal Reserve to be financial in nature or incident to a financial activity, provided that the financial holding company gives the Federal Reserve after-the-fact notice of certain new activities. Activities defined to be financial in nature include, but are not limited to: providing financial or investment advice; underwriting; dealing in or making markets in securities; making merchant banking investments, subject to significant limitations; and any activities previously found by the Federal Reserve to be so closely related to banking as to be a proper incident thereto. In order to maintain our status as a financial holding company, we and the Bank are expected to be well capitalized and well managed, as defined in applicable regulations and determined by the results of examinations, and must comply with CRA obligations. Failure to maintain these standards may result in restrictions on our activities and may ultimately permit the Federal Reserve to take enforcement actions against us and restrict our ability to engage in activities defined to be financial in nature and limits on our ability to engage in new activities that are financial in nature.

Valley is required by statute to act as a source of managerial and financial strength to the Bank and to commit resources to support the Bank in circumstances in which it might not do so absent the statutory requirement.

Regulation of Bank Subsidiary

The Bank is subject to the supervision of, and to regular examination by, the OCC. Various laws and the regulations thereunder applicable to Valley and the Bank impose restrictions and requirements in many areas, including capital requirements, the maintenance of reserves, establishment of new offices, the making of loans and investments, consumer protection, employment practices, bank acquisitions and entry into new types of business. There are various legal limitations, including Sections 23A and 23B of the Federal Reserve Act, which govern the extent to which the Bank may finance or otherwise supply funds to Valley or Valley's non-bank subsidiaries. Section 22 of the Federal Reserve Act prohibits the Bank from paying to a director, officer, attorney or employee a rate on deposits that is greater than the rate paid to other depositors on similar deposits with the Bank. Regulation W governs and limits transactions between the Bank and Valley. The Bank is also subject to collateral security requirements for any loans or extensions of credit permitted by such exceptions.

Capital Requirements

The Federal Reserve and the OCC have rules establishing a comprehensive capital framework for U.S. banking organizations, referred to as the Basel III rules.

Under Basel III, the minimum capital ratios for Valley and the Bank are as follows:

- 4.5 percent CET1 (common equity Tier 1) to risk-weighted assets.

- 6.0 percent Tier 1 capital (i.e., CET1 plus Additional Tier 1) to risk-weighted assets.

- 8.0 percent Total capital (i.e., Tier 1 plus Tier 2) to risk-weighted assets.

- 4.0 percent Tier 1 capital to average consolidated assets as reported on consolidated financial statements (known as the "leverage ratio").

Under Basel III, both Valley and the Bank are required to maintain a 2.5 percent "capital conservation buffer" on top of the minimum risk-weighted asset ratios, effectively resulting in minimum ratios of (i) CET1 to risk-weighted assets of at least 7.0 percent, (ii) Tier 1 capital to risk-weighted assets of at least 8.5 percent, and (iii) total capital to risk-weighted assets of at least 10.5 percent. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of (i) CET1 to risk-weighted assets, (ii) Tier 1 capital to risk-weighted assets or (iii) total capital to risk-weighted assets above the respective minimum but below the capital conservation buffer will face constraints on dividends, equity repurchases and discretionary bonus payments to executive officers based on the amount of the shortfall. Basel III also provides for a number of complex deductions from and adjustments to its various capital components.

Pursuant to the FDICIA, each federal banking agency has promulgated regulations, specifying the levels at which a financial institution would be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," or "critically undercapitalized," and to take certain mandatory and discretionary supervisory actions based on the capital level of the institution.

To be well capitalized, the bank must maintain the following capital ratios:

- Common Equity Tier 1 Capital Ratio of 6.5% or greater;

- Tier 1 Capital Ratio of 8.0% or greater;

- Total Capital Ratio of 10.0% or greater; and

- Tier 1 Leverage Ratio of 5.0% or greater.

Failure to be well capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our operations or financial condition. Failure to be well-capitalized or to meet minimum capital requirements could also result in restrictions on our ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications. See the "Capital Adequacy" section of the MD&A for additional disclosure on capital adequacy.

For regulatory capital purposes, in accordance with the Federal Reserve's final rule issued on August 26, 2020, we deferred 100 percent of the CECL Day 1 impact to shareholders' equity plus 25 percent of the reserve build (i.e., provision for credit losses less net charge-offs) for a two-year period ending January 1, 2022. On January 1, 2022, the deferral amount totaling $47.3 million after-tax started to be phased-in by 25 percent and will increase 25 percent per year until fully phased-in on January 1, 2025. As of December 31, 2024, approximately $35.5 million of the $47.3 million deferral amount was recognized as a reduction to regulatory capital and, as a result, decreased our risk-based capital ratios by approximately 9 basis points. The full deferral amount of $47.3 million was phased-in with a reduction of approximately 12 basis points to the risk-based capital ratios on January 1, 2025.

Prompt Corrective Action

The FDICIA requires the federal bank regulatory agencies to take "prompt corrective action" regarding FDIC-insured depository institutions that do not meet certain capital adequacy standards. A depository institution's treatment for purposes of the prompt corrective action provisions depends upon its level of capitalization and certain other factors. An institution that fails to remain well capitalized becomes subject to a series of restrictions that increase in severity as its capital condition weakens. Such restrictions may include a prohibition on capital distributions, restrictions on asset growth or restrictions on the ability to receive regulatory approval of applications. The FDICIA also provides for enhanced supervisory authority over under capitalized institutions, including authority for the appointment of a conservator or receiver for the institution. In certain instances, a bank holding company may be required to guarantee the performance of an under capitalized subsidiary bank's capital restoration plan.

The Bank's capital ratios were all above the minimum levels required for it to be considered a "well capitalized" financial institution at December 31, 2024 and 2023, under the "prompt corrective action" regulations. For further discussion of Valley and the Bank's regulatory capital, see the "Capital Adequacy" section of the MD&A.

Resolution Planning

The FDIC requires certain insured depository institutions, or IDIs, with more than $50 billion in total consolidated assets to submit to the FDIC periodic plans for resolutions in the event of the institution's failure. In June 2024, the FDIC finalized amendments to the resolution planning requirements for IDIs with $50 billion or more in total assets. The amendments require covered IDIs with between $50 billion and $100 billion in total assets, which includes the Bank, to submit informational filings on a three-year cycle, with an interim supplement updating key information submitted in the off years. The final rule became effective October 1, 2024, and the Bank's first informational submission is due by October 1, 2025.

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the Dodd-Frank Act)

The Dodd-Frank Act significantly changed the bank regulatory landscape and impacted the lending, deposit, investment, trading and operating activities of financial institutions and their holding companies. Some of the effects are discussed below.

Under the Durbin Amendment contained in the Dodd-Frank Act, the Federal Reserve adopted rules applying to banks with more than $10 billion in assets which established a maximum permissible interchange fee equal to no more than 21 cents plus 5 basis points of the transaction value for many types of debit interchange transactions. The Federal Reserve also adopted a rule to allow a debit card issuer to recover 1 cent per transaction for fraud prevention purposes if the issuer complies with certain fraud-related requirements required by the Federal Reserve. The Federal Reserve also has rules governing routing and exclusivity that require issuers to offer two unaffiliated networks for routing transactions on each debit or prepaid product. Because we exceed $10 billion in assets, we are subject to the interchange fee cap.

On October 25, 2023, the Federal Reserve released a notice of proposed rule making that would lower the maximum interchange fee that a large debit card issuer can receive on a debit card transaction. Under the proposal, initially the base component would decrease from 21.0 cents to 14.4 cents, the ad valorem component would decrease from 5.0 basis points to 4 basis points multiplied by the value of the transaction, and the fraud-prevention adjustment would increase from 1.0 cents to 1.3 cents for debit card transactions performed from the effective date of the final rule to June 30, 2025. In addition, the proposal would adopt an approach for future adjustments to the interchange fee cap, which would occur every other year based on issuer cost data gathered from large debit card issuers. We will continue to monitor the status of the proposed rule and are in the process of evaluating this proposed rule making and assessing the scale of its adverse impact on Valley and the Bank if adopted as proposed.

The Dodd-Frank Act also imposed stress testing on Valley and the Bank. However, the EGRRCPA and a joint interagency statement regarding the impact of the EGRRCPA resulted in Valley and the Bank being no longer subject to the stress testing requirements. However, under safety and soundness principles we continue to conduct stress testing of our own design.

Volcker Rule

The Volcker Rule prohibits an insured depository institution and its affiliates from: (i) engaging in certain short-term "proprietary trading" activities, as defined in the Volcker Rule, and (ii) investing in or sponsoring certain types of "covered funds," as defined in the Volcker Rule. The Volcker Rule regulation contains exemptions for market-making, hedging, underwriting, trading in U.S. government and agency obligations, and also permits certain ownership interests in certain types of covered funds to be retained. It also permits the offering and sponsoring of covered funds under certain conditions.

Incentive Compensation

The federal banking agencies have issued joint guidance on incentive compensation designed to ensure that the incentive compensation policies of banking organizations, such as Valley and the Bank, do not encourage imprudent risk taking and are consistent with the safety and soundness of the organization. The Federal Reserve and the OCC review the incentive compensation arrangements of banking organizations as part of their regular risk-focused examination process. These reviews are tailored to each organization based on the scope and complexity of the organization's activities and the prevalence of incentive compensation arrangements.

The Dodd-Frank Act requires that the federal banking agencies, including the Federal Reserve and the OCC, issue a rule related to incentive-based compensation. No final rule implementing this provision of the Dodd-Frank Act has, as of the date of the filing of this Report, been adopted, but a proposed rule was published in May 2024. The proposed rule is intended to (i) prohibit incentive-based payment arrangements that the banking agencies determine could encourage certain financial institutions to take inappropriate risks by providing excessive compensation or that could lead to material financial loss, (ii) require the board of directors of those financial institutions to take certain oversight actions related to incentive-based compensation, and (iii) require those financial institutions to disclose information concerning incentive-based compensation arrangements to the appropriate federal regulator. Although a final rule has not been issued, and it is unclear if a final rule will be issued, or if issued, what the timing of issuance would be, Valley and the Bank have undertaken efforts to ensure that their incentive compensation plans do not encourage inappropriate risks, consistent with the principles identified above.

Dividend Limitations

Valley is a legal entity separate and distinct from its subsidiaries. Valley's revenues (on a parent company only basis) result in substantial part from dividends paid by the Bank. The Bank's dividend payments are subject to regulatory limitations. Under the National Bank Act, without consent, a national bank may declare, in any one year, dividends only in an aggregate amount not more than the sum of its net profits for such year and its retained net profits for the preceding two years. In addition, the bank regulatory agencies have the authority to prohibit us from paying dividends if the supervising agency determines that such payment would constitute an unsafe or unsound practice. Among other things, consultation with the Federal Reserve supervisory staff is required in advance of our declaration or payment of a dividend to our shareholders that exceeds our earnings for the trailing four-quarter period in which the dividend is being paid.

Transactions by the Bank with Related Parties

The Bank's authority to extend credit to its directors, executive officers and 10 percent shareholders, as well as to entities controlled by such persons (insiders), is governed by the requirements of the National Bank Act, the Sarbanes-Oxley Act of 2002 and Regulation O of the Federal Reserve. Among other things, these provisions require that extensions of credit to insiders (i) be made on terms that are substantially the same as, and follow credit underwriting procedures that are not less stringent than, those prevailing for comparable transactions with unaffiliated persons and that do not involve more than the normal risk of repayment or present other unfavorable features and (ii) not exceed certain limitations on the amount of credit extended to such persons, individually and in the aggregate, which limits are based, in part, on the amount of the Bank's capital.

Community Reinvestment

Under the CRA, as implemented and overseen by federal banking regulators, a national bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low- and moderate-income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions, nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community. The CRA requires regulators, in connection with its examination of a national bank, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA also requires all institutions to make public disclosure of their CRA ratings. The Bank received an overall "outstanding" CRA rating in its most recent completed examination for the three-year period ending in 2021.

A bank that does not have a CRA program that is deemed "satisfactory" or better by its regulator may be prevented from making acquisitions.

On October 24, 2023, the federal banking agencies finalized a rule to amend their regulations implementing the CRA. The final rule would, among other things, establish a tailored framework for CRA evaluations and data collection based on bank size and business models and, for banks with over $2 billion in total assets, implement separate evaluations for retail lending, retail services and products, community development financing, and community development services. The evaluation of retail services and products banks would also cover digital delivery systems, including online banking or mobile banking, for banks with over $10 billion in total assets, such as the Bank. The final rule became effective on April 1, 2024, with staggered compliance dates of January 1, 2026 and January 1, 2027.

Bank Secrecy Act (BSA)/USA PATRIOT Act

The Bank is subject to the reporting and recordkeeping requirements of the BSA and its implementing regulations. Under the BSA, the Bank is required, among other things, to establish and maintain a BSA/AML Program with procedures reasonably designed to assure and monitor compliance with BSA regulatory requirements. As part of the USA PATRIOT Act, Congress adopted the Anti-Money Laundering Act, which amended the BSA and introduced and expanded certain requirements. For example, the BSA, as amended by the Anti-Money Laundering Act, requires each financial institution to: (i) establish an anti-money laundering program; (ii) establish due diligence policies, procedures and controls that are reasonably designed to detect and report instances of money laundering in United States private banking accounts and correspondent accounts maintained for non-United States persons or their representatives; and (iii) avoid establishing, maintaining, administering, or managing correspondent accounts in the United States for, or on behalf of, a foreign shell bank that does not have a physical presence in any country. In addition, the BSA, as amended, authorizes the Secretary of the U.S. Treasury, in consultation with the heads of other government agencies, to adopt special measures applicable to financial institutions such as banks, bank holding companies, broker-dealers and insurance companies. In 2021, Congress passed the Anti-Money Laundering Act of 2020, which amended the BSA and requires FinCEN to undertake a number of rulemakings that will update and expand the BSA's regulatory requirements and may affect the Bank's compliance obligations.

Regulations implementing the BSA, among other things, require covered financial institutions to implement customer identification and customer due diligence programs, including minimum standards to verify customer identity and maintain accurate records; encourage cooperation among financial institutions, federal banking agencies, and law enforcement authorities regarding possible money laundering or terrorist activities; prohibit the anonymous use of "concentration accounts"; require financial institutions to identify and report suspicious transactions; and require all financial institutions to have in place an anti-money laundering compliance program reasonably designed to ensure compliance with the BSA.

The OCC, along with other banking agencies and FinCEN, have strictly enforced various anti-money laundering and suspicious activity reporting requirements using formal and informal enforcement tools to cause banks to comply with these provisions.

A bank that is issued a formal or informal enforcement requirement with respect to its BSA/AML Program may be prevented from making acquisitions.

In July 2024, the federal banking agencies, including the Federal Reserve and the OCC, proposed amendments to update the requirements for supervised institutions to establish, implement and maintain effective, risk-based and reasonably designed AML and countering the financing of terrorism (CFT) programs. The proposed amendments would require supervised institutions to identify, evaluate and document the institution's money laundering, terrorist financing and other illicit finance activity risks, as well as consider, as appropriate, FinCEN's published national AML/CFT priorities. In August 2024, FinCEN adopted a rule extending anti-money laundering obligations, including maintenance of an anti-money laundering program and filing certain reports with FinCEN, to registered investment advisers, which are applicable to certain of our subsidiaries compliance with these programs required beginning on January 1, 2026.

OFAC Regulation

The U.S. Department of the Treasury's OFAC administers and enforces economic and trade sanctions against targeted foreign countries and regimes, under authority of various laws, including designated foreign countries, nationals and others. OFAC publishes lists of specially designated targets and issues regulations and implements executive orders that restrict dealings with certain countries and territories. We and the Bank are responsible for, among other things, blocking accounts of, and transactions with, such targets and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence. Failure to comply with these sanctions could have serious legal and reputational consequences, including causing applicable bank regulatory authorities not to approve merger or acquisition transactions when regulatory approval is required or to prohibit such transactions even if approval is not required.

Consumer Financial Protection Bureau Supervision

The Bank is subject to a variety of federal and state statutes and regulations designed to protect consumers and promote lending to various sectors of the economy and population. The CFPB has broad rulemaking and supervisory powers under various federal consumer financial protection laws, including the laws and regulations that relate to deposit products, credit card, mortgage, automobile, student, and other consumer loans, and other consumer financial products and services offered. The CFPB also has examination and enforcement authority with respect to consumer financial laws for depository institutions with $10 billion or more in assets, such as the Bank, including the authority to prevent unfair, deceptive or abusive practices in connection with the offering of consumer financial products or services.

The CFPB, along with the U.S. Department of Justice and bank regulatory authorities, also seeks to enforce discriminatory lending laws. In such actions, the CFPB and others have used a disparate impact analysis, which measures discriminatory results without regard to intent. Consequently, unintentional actions by Valley could have a material adverse impact on our lending and results of operations if the actions are found to be discriminatory by our regulators.

In December 2024, the CFPB issued a final rule that, among other things, amends Regulation Z (otherwise known as the "Truth-In-Lending Act") and impacts extensions of overdraft credit offered by financial institutions with more than $10 billion in assets. The final rule requires that extensions of overdraft credit, which is defined as generally including consumer credit extended by a financial institution to pay a transaction from a checking or other account held at the financial institution when the consumer has insufficient or unavailable funds in that account, adhere to certain consumer protections required of similarly situated products. If the overdraft fee is at or below the institution's cost as determined by (i) calculating its own costs and losses using a standard set forth in the rule, or (ii) utilizing a benchmark fee of five dollars, then the charges that exceed costs and losses will become a covered overdraft credit and subject to Regulation Z which will require additional disclosure regarding borrowing costs, rates, and fees. The provisions of the final rule become effective on October 1, 2025.

The Bank is subject to federal consumer protection statutes and regulations promulgated under those laws, including, but not limited to the following:

- Truth-In-Lending Act and Regulation Z, governing disclosures of credit terms to consumer borrowers;
- Home Mortgage Disclosure Act and Regulation C, requiring financial institutions to provide certain information about home mortgage and refinanced loans;
- Equal Credit Opportunity Act and Regulation B, prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;
- Fair Credit Reporting Act and Regulation V, governing the provision of consumer information to credit reporting agencies and the use of consumer information; and
- Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies.

Valley National Bank's deposit operations are also subject to the following federal statutes and regulations, among others:

- The Truth in Savings Act and Regulation DD, which requires disclosure of deposit terms to consumers;
- Regulation CC, which relates to the availability of deposit funds to consumers;
- The Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and
- Electronic Funds Transfer Act and Regulation E, governing automatic deposits to, and withdrawals from, deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

The CFPB examines Valley National Bank's compliance with such laws and the regulations under them.

Insurance of Deposit Accounts

The Bank's deposits are insured by the FDIC up to applicable limits, which are generally $250,000 per account ownership type. The FDIC imposes a risk-based deposit premium assessment system that determines assessment rates for an insured depository institution based on an assessment rate calculator, under which insured depository institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other factors with less risky institutions paying lower assessments on their deposits. The assessment rate is applied to total average assets less tangible equity, as defined under the Dodd-Frank Act. The assessment rate schedule can change from time to time at the discretion of the FDIC, subject to certain limits. Under the current system, premiums are assessed quarterly.

The FDIC, as required under the FDIA, established a plan in September 2020 to restore the DIF reserve ratio to meet or exceed the statutory minimum of 1.35 percent within eight years. This plan did not include an increase in the deposit insurance assessment rate. Based on the FDIC's recent projections, however, the FDIC determined that the DIF reserve ratio is at risk of not reaching the statutory minimum by the statutory deadline of September 30, 2028 without increasing the deposit insurance assessment rates. In October 2022, the FDIC adopted a final rule to increase initial base deposit insurance assessment rate schedules by 2 basis points, beginning with the first quarterly assessment period of 2023. The FDIC also concurrently maintained the Designated Reserve Ratio for the DIF at 2 percent.

In November 2023, the FDIC issued a final rule to implement a special assessment to recoup losses to the DIF associated with protecting uninsured depositors following the bank failures in the first half of 2023. Under the rule, the assessment base for the special assessment is equal to an insured depository institution's estimated uninsured deposits reported as of December 31, 2022, adjusted to exclude the first $5 billion of uninsured deposits. In the first quarter 2024, the FDIC started collection of the special assessment at an annual rate of approximately 13.4 basis points over eight quarterly assessment periods. The special assessment for the Bank totaled $59.1 million, adjusted based upon revised loss information received from the FDIC in 2024, and resulted in pre-tax charges of $50.3 million, $7.4 million and $1.4 million to earnings in the fourth quarter 2023, first quarter 2024 and second quarter 2024, respectively. The FDIC retains the right to cease collection early, extend the special assessment collection period, and impose a final shortfall special assessment if actual losses exceed the amounts collected. Refer to the "Non-Interest Expense" section of the MD&A for additional information related to the FDIC's special assessment.

Federal Securities Laws

Valley's common stock is registered with the SEC under the Exchange Act. Valley is subject to the information, proxy solicitation, insider trading and other requirements and restrictions under the Exchange Act.

Broker-Dealer and Securities Regulation

Our U.S. broker-dealer subsidiary, VFM, is subject to federal securities laws relating to all aspects of their securities business operations, including, but not limited to, sales and trading practices, securities offerings, handling of customer funds, net capital levels, record-keeping, privacy requirements, and the conduct of directors, officers and employees. VFM is also subject to regulation by state securities commissions in those states in which they conduct business. VFM is currently registered as a broker-dealer in most U.S. states, the District of Columbia and Puerto Rico. VFM is a member of the Securities Investor Protection Corporation and is subject to rules of certain SROs, including FINRA and securities exchanges.

VFM is subject to various requirements related to sales practices and customer relationships, including Regulation Best Interest, which requires broker-dealers and investment advisers to act in the "best interest" of retail customers at the time a recommendation is made without placing the financial or other interests of the broker-dealer or investment adviser ahead of the interest of the retail customer. Margin lending by our broker-dealers is regulated by the Federal Reserve's restrictions on lending in connection with purchases and short sales of securities. VFM is also subject to maintenance and other margin requirements imposed under FINRA and other SRO rules.

The SEC and FINRA have active enforcement functions that oversee broker-dealers and can bring actions that result in fines, restitution, a limitation on permitted activities, disqualification to continue to conduct certain activities and an inability to rely on certain favorable exemptions. In addition, certain changes in the activities of a broker-dealer require approval from FINRA, and FINRA takes into account a variety of considerations in acting upon applications for such approval, including internal controls, capital levels, management experience and quality, prior enforcement and disciplinary history, and supervisory concerns.

Investment Advisers Act

VFM and our subsidiary Valley Wealth Managers, Inc. (formerly Hallmark Capital Management, Inc.) are registered investment advisers. In this capacity, VFM and Valley Wealth Managers, Inc. are subject to the Investment Advisers Act, and

SEC rules and regulations thereunder, including with respect to record-keeping, operational and marketing requirements, disclosure obligations, fiduciary and other obligations and prohibitions on fraudulent activities. The SEC is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act, ranging from fines and censure to termination of an investment adviser's registration. Our investment adviser subsidiaries are also subject to state laws and regulations, including anti-fraud laws, in those states in which they conduct business. Noncompliance with the Investment Advisers Act or other federal and state securities laws and regulations could result in investigations, sanctions, disgorgement, fines and reputational harm.

Insurance regulation

Valley's insurance agency subsidiary, Valley Insurance Services, Inc., provides property and casualty insurance, employee benefits, risk management, loss control and claims services to business clients, as well as home, auto, boat and life insurance to individuals. In addition, VFM is licensed as an insurance agency to provide life and health insurance in several states. Regulation of insurance brokerage is generally performed at a state, rather than a national, level. Both Valley's insurance agency subsidiaries operate in multiple states, and as a result, they and their employees are subject to various state regulatory and licensing requirements. Valley's insurance agency subsidiaries monitor compliance with the various state insurance regulators, and also have relationships with third party vendors to ensure compliance and awareness among entities and their employees of relevant requirements and changes, and emerging regulatory issues.

Prohibitions Against Tying Arrangements

Banks are subject to the prohibitions of 12 U.S.C. Section 1972 on certain tying arrangements. A depository institution is prohibited, subject to some exceptions, from extending credit to or offering any other service, or fixing or varying the consideration for such extension of credit or service, on the condition that the customer obtain some additional service from the institution or its affiliates or not obtain services of a competitor of the institution.

Data Privacy and Cybersecurity Regulation

In the course of our operations, we collect, use, store, disclose, transfer and otherwise process personal information of our customers, employees and third parties with whom we conduct business. Accordingly, we are subject to a variety of increasingly stringent federal, state and local laws and regulations relating to data privacy and cybersecurity. For example, at the U.S. federal level, we are subject to, among other laws and regulations, the rules and regulations promulgated under the authority of the Federal Trade Commission (which has the authority to regulate and enforce against unfair or deceptive acts or practices in or affecting commerce, including acts and practices with respect to data privacy and security) and the Gramm Leach Bliley Act (which regulates the confidentiality and security of customer information obtained by financial institutions and certain other types of financial services businesses). Further, in the spring of 2022, federal banking regulators imposed a new cybersecurity-related notification rule that requires banking organizations to notify their primary federal regulator as soon as possible and within 36 hours of incidents that, among other things, have materially disrupted or degraded, or are reasonably likely to materially disrupt or degrade, the banking organization's ability to deliver services to a material portion of its customer base, jeopardize the viability of key operations of the banking organization, or impact the stability of the financial sector. The rule also imposes requirements on bank service providers to notify their affected banking organization customers of certain computer-security incidents.

At the state level, we are subject to laws and regulations such as the California Consumer Privacy Act (as amended by the California Privacy Rights Act, collectively, the CCPA), which broadly defines personal information and gives California residents expanded privacy rights and protections, such as affording them the right to access and request deletion of their information and to opt out of certain sharing and sales of personal information. Numerous other states also have enacted, or are in the process of enacting or considering, comprehensive state-level data privacy and cybersecurity laws and regulations that share similarities with the CCPA. Moreover, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to consumers whose personal information has been disclosed as a result of a data breach.

Additionally, the New York State Department of Financial Services (NYDFS) has issued Cybersecurity Requirements for Financial Services Companies, which took effect in 2017 and were recently amended, and which require banks, insurance companies and other financial services institutions regulated by the NYDFS to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York State's financial services industry. The cybersecurity regulation includes specific requirements for these institutions' cybersecurity compliance programs and imposes an obligation to conduct ongoing, comprehensive risk assessments. Further, on an annual basis, each institution is required to submit a certification of compliance with these requirements.

Recent and ongoing developments may also impact our data privacy- and cybersecurity-related risk profile and internal controls. On October 22, 2024, the CFPB announced a final rule regarding personal financial data rights that is designed to promote "open banking." The rule requires, among other things, that data providers, including financial institutions, make available to consumers and certain authorized third parties upon request certain covered transaction, account and payment information. Assuming the rule remains in effect in its current form, compliance is required by April 1, 2027 for depository institutions that hold between $10 billion and $250 billion in assets, subject to the outcome of pending litigation challenging the rule.

In May 2024, the SEC finalized amendments to Regulation S-P which requires broker-dealers, investment companies, registered investment advisers, and transfer agents to address the expanded use of technology and corresponding risks that have emerged since Regulation S-P was first adopted by developing, implementing, and maintaining written policies and procedures for an incident response program that is reasonably designed to detect, respond to, and recover from unauthorized access to or use of customer information. The amendments also require individuals affected by an incident involving sensitive customer information to be notified within 30 days with details about the incident and other information intended to help affected individuals respond appropriately.

If laws and regulations relating to data privacy and cybersecurity are implemented, interpreted or applied in a manner inconsistent with our current or future practices or policies, or if we fail to comply with applicable laws or regulations, we could be subject to investigations, enforcement actions and other proceedings. See Item 1A. Risk Factors—"We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity, which could increase the cost of doing business, compliance risks and potential liability" for more information regarding other risks related to data privacy and cybersecurity and Item 1C. Cybersecurity for more information regarding our cybersecurity risk management program.

Item 1A.   Risk Factors

An investment in our securities is subject to risks inherent to our business. The material risks and uncertainties that management believes may affect Valley are described below. Before making an investment decision, you should carefully consider the risks and uncertainties described below together with all of the other information included or incorporated by reference in this Report. The risks and uncertainties described below are not the only ones facing Valley. Additional risks and uncertainties that management is not aware of or that management currently believes are immaterial may also impair Valley's business operations. The value or market price of our securities could decline due to any of these identified or other risks, and you could lose all or part of your investment. This Report is qualified in its entirety by these risk factors.

Risks Related to the Operating Environment

Our financial results and condition may be adversely impacted by changing economic conditions.

Financial institutions are affected by changes in the economic environment, which may be impacted by changing interest rates, volatility in financial markets, and geopolitical instability or conflict. Economic conditions, financial markets and monetary policies may be adversely affected by the impact of inflationary pressures, the impact of current or anticipated fiscal and monetary policies or changes thereto, policies of the new U.S. presidential administration (including trade policies and tariffs), the potential for an economic recession, uncertainty regarding the U.S. debt ceiling, government shutdowns, or default by the U.S. government on its obligations, and actual or perceived instability in the U.S. banking system. Changes in global economic conditions and geopolitical matters, including the conflicts between Russia and Ukraine and in the Middle East, foreign currency exchange volatility, volatility in global capital markets, inflationary pressures, and higher interest rates may meaningfully impact loan production, net interest margin, the value of our securities portfolio, and the measurement of certain significant estimates such as the allowance for credit losses. Moreover, in a period of economic contraction, we may experience elevated levels of credit losses, reduced interest income, impairment of goodwill and other financial assets, diminished access to capital markets and other funding sources, and reduced demand for our products and services. Volatility in the housing markets, real estate values and unemployment levels results in significant write-downs of asset values by financial institutions. The majority of Valley's lending is in northern and central New Jersey, the New York City metropolitan area and Florida. As a result of this geographic concentration, a significant broad-based deterioration in economic conditions in these areas could have a material adverse impact on the quality of Valley's loan portfolio, results of operations and future growth potential.

Although inflation has slowed dramatically from the levels experienced during 2022 and 2023, possible prolonged inflationary pressures and any increases in market interest rates may cause the value of our investment securities, particularly those with longer maturities, to decrease, although this effect can be less pronounced for floating rate instruments. In addition, inflation generally increases the cost of goods and services we use in our business operations, such as electricity and other utilities, which increases our non-interest expenses. Furthermore, our customers are also affected by inflation and the rising costs of goods and services used in their households and businesses, which could have a negative impact on their deposits and/or ability to repay their loans with us.

Any of these effects, if sustained, may impair our capital and liquidity positions, require us to take capital actions, prevent us from satisfying our minimum regulatory capital ratios and other supervisory requirements, or result in downgrades in our credit ratings and the reduction or elimination of our common stock dividend in future periods. The extent to which the economic environment has an impact on our business, results of operations, and financial condition, as well as the regulatory capital and liquidity ratios, will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the current economic environment and actions taken by governmental authorities and other third parties in response to geopolitical conflicts, inflationary pressure and other changes in economic and political conditions.

Our financial results and condition may be adversely impacted by banking failures or any future similar events.

Certain events impacting the banking industry, including the bank failures in March and April 2023, resulted in significant disruption and volatility in the capital markets, reduced valuations of bank securities, and decreased confidence in banks among certain depositors, other counterparties and investors during most of 2023. These events occurred in the context of rapidly rising interest rates which, among other things, resulted in unrealized losses in longer duration debt securities and loans held by banks, and increased competition for deposits. These events had, and may continue to have, an adverse impact on the market price of our common stock.

While the U.S. Department of the Treasury, the Federal Reserve, and the FDIC took steps to ensure that depositors of the failed banks in early 2023 would have access to their insured and uninsured deposits, and to facilitate sales of certain failed banks, there is no assurance that these or similar actions will restore customer confidence in the banking system, and we may be further impacted by concerns regarding the soundness, real or perceived, of other financial institutions, or other future bank failures or disruptions. The proliferation of social media may increase the likelihood that negative public opinion from any of the real or perceived events discussed above could impact our reputation and business. Any loss of client deposits or changes in our credit ratings could increase the cost of funding, limit access to capital markets or negatively impact our overall liquidity or capitalization.

The cost of resolving the recent bank failures has also prompted the FDIC to issue a special assessment to recover costs to the DIF. The special assessment for the Bank (including subsequent estimated shortfall adjustments by the FDIC) resulted in pre-tax charges of $8.8 million and $50.3 million to earnings for the years ended December 31, 2024 and 2023, respectively. Among other things, the FDIC maintains the ability to impose an additional shortfall special assessment based on the difference between actual losses from the bank failures and the amounts collected. For additional information on the FDIC's special assessment, see Item 1. Business - "Supervision and Regulation." The extent to which the shortfall special assessment will impact our future deposit insurance expense is currently uncertain, and any future additional special assessments, increases in assessment rates or required prepayments of FDIC insurance premiums, to the extent that they result in increased deposit insurance costs, would reduce our profitability.

These events and any future similar events may also result in changes to laws or regulations governing bank holding companies and banks, including higher capital requirements, or the imposition of restrictions through supervisory or enforcement activities, which could materially impact our business.

Risks Associated with Our Business Model

A significant portion of our loan portfolio is secured by commercial real estate, and events that negatively impact the real estate market could adversely affect our asset quality and profitability for those loans secured by real property and increase the number of defaults and the level of losses within our loan portfolio.

As of December 31, 2024, total commercial real estate loans, including construction loans, represented 60.7 percent of our loan portfolio. These types of loans generally expose a lender to a higher degree of credit risk of non-payment and loss than residential mortgage loans do because of several factors, including dependence on the successful operation of a business or a project for repayment, and loan terms with a balloon payment rather than full amortization over the loan term. In addition, commercial real estate loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to one-to-four family residential mortgage loans. The value of the real estate collateral that provides an alternate source of repayment in the event of default by the borrower could deteriorate during the time the credit is extended. Underwriting and portfolio management activities cannot completely eliminate all risks related to these loans. Any significant failure to pay on time by our clients or a significant default by our clients would materially and adversely affect us.

Concentrations in commercial real estate are closely monitored by regulatory agencies and subject to especially heightened scrutiny both on a public and confidential basis. Any formal or informal action by our supervisors may require us to increase our reserves on these loans and adversely impact our earnings.

A downturn in the real estate market in our primary market areas could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and shareholders' equity could be adversely affected. Any weakening of the commercial real estate market, particularly certain segments in the New York City market which have struggled in recent years, may increase the likelihood of default on these loans, which could negatively impact our loan portfolio's performance and asset quality. For example, any declines in commercial real estate prices in the New Jersey, New York and Florida markets we primarily serve, along with the unpredictable long-term path of the economy, may result in increases in delinquencies and losses in our loan portfolios. Unexpected decreases in commercial real estate prices coupled with slow economic growth and elevated levels of unemployment could drive losses beyond those which are provided for in our allowance for loan losses. We also may incur losses on commercial real estate loans due to declines in occupancy rates and rental rates, which may decrease property values and may decrease the likelihood that a borrower may find permanent financing alternatives. Any of these events could increase our costs, require management's time and attention, and materially and adversely affect us, and there can be no assurance that our efforts to reduce commercial real estate loan concentration and expand other areas of commercial lending activity will be successful in eliminating or mitigating these effects.

The loss of or decrease in lower-cost funding sources within our deposit base, including our inability to achieve deposit retention targets within our branch network, may adversely impact our net interest income and net income.

Checking and savings, NOW, and money market deposit account balances and other forms of customer deposits can decrease when customers perceive alternative investments, such as the stock market, U.S. Treasury securities, and money market or fixed income mutual funds, as providing a better risk/return trade-off. Additionally, our customers largely bank with us because of our local customer service and convenience. For certain customers, this convenience could be negatively impacted by strategic consolidation or relocation of our branch offices.

Additionally, the adoption of online banking technology could reduce the historical stickiness of our core deposits due to the relative ease with which depositors may transfer deposits to a different depository institution, including in the event that confidence is lost in the Bank. Valley's vulnerability to a bank run may be heightened by recent trends in depositor behavior. Highly coordinated depositors via social media or other communications can cause unexpectedly high deposit outflows resulting in a liquidity crisis, as happened in the case of the bank failures in early 2023. If customers move money out of bank deposits and into other investments, Valley could lose a low-cost source of funds, increasing its funding costs and reducing Valley's net interest income and net income.

Our deposit services for businesses in the state licensed cannabis industry could expose us to liabilities and regulatory compliance costs.

In 2020, we implemented specialized deposit services intended for state licensed cannabis business customers. Businesses engaged in the cultivation, manufacture, distribution, and sale of cannabis are legal in numerous states and the District of Columbia, including our primary markets of New Jersey, New York, and Florida. However, such businesses are not legal at the federal level and marijuana remains a Schedule I drug under the Controlled Substances Act of 1970. In 2014, FinCEN published guidelines for financial institutions servicing state legal cannabis businesses. We have implemented a comprehensive control framework that includes written policies and procedures related to the on-boarding of such businesses and the ongoing monitoring and maintenance of such business accounts that conforms with the FinCEN guidance. Additionally, our policies call for due diligence review of the cannabis business before the business is on-boarded, including confirmation that the business is properly licensed and maintains the license in good standing in the applicable state. Throughout the relationship, our policies call for continued monitoring of the business, including site visits where appropriate, to determine if the business continues to meet our requirements, including maintenance of required licenses and calls for undertaking periodic financial reviews of the business. In the latter half of 2021, the Bank expanded its cannabis-related business offerings to some limited real estate and other secured lending. The Bank may offer additional banking products and services to such customers in the future.

There can be no assurance that compliance with our policies and procedures designed to allow us to operate in compliance with the FinCEN guidelines will protect us from federal prosecution or other regulatory sanctions. Federal prosecutors have significant discretion and there can be no assurance that the federal prosecutors will not choose to strictly enforce the federal laws governing cannabis. Any change in the federal government's enforcement position could potentially subject us to criminal prosecution and other regulatory sanctions. As a general matter, the medical and recreational cannabis business is considered high-risk, thus increasing the risk of a regulatory action against our BSA/AML Program that has adverse consequences, including, but not limited to, preventing us from undertaking mergers, acquisitions and other expansion activities.

We could incur future goodwill impairment.

If our estimates of the fair value of our goodwill change as a result of changes in our business or other factors, we may determine a goodwill impairment charge is necessary. Estimates of the fair value of goodwill are determined using several factors and assumptions, including, but not limited to, industry pricing multiples and estimated cash flows. Based upon Valley's 2024 goodwill impairment testing, the fair values of its three reporting units, wealth management, consumer banking, and commercial banking, were in excess of their carrying values. No assurance can be given that we will not record an impairment loss on goodwill in the future and any such impairment loss could have a material adverse effect on our results of operations and financial condition. At December 31, 2024, our goodwill totaled $1.9 billion. See Note 8 to the consolidated financial statements for additional information.

Our market share and income may be adversely affected by our inability to successfully compete against larger and more diverse financial services providers, digital fintech start-up firms and other financial services providers that have advanced technological capabilities. The financial services market is undergoing rapid technological changes, and if we are unable to stay current with those changes, we will not be able to effectively compete.

Valley faces substantial competition in all areas of its operations from a variety of different competitors, many of which are larger and may have more financial resources than Valley to deal with the potential negative changes in the financial markets and regulatory landscape. Many of these competitors may have fewer regulatory constraints, broader geographic service areas, greater capital, and, in some cases, lower cost structures. Valley competes with other providers of financial services such as commercial and savings banks, savings and loan associations, credit unions, money market and mutual funds, mortgage companies, title agencies, asset managers, insurance companies, and a large list of other local, regional and national institutions which offer financial services.

Additionally, the financial services industry is facing a wave of digital disruption from fintech companies and other large financial services providers. These competitors provide innovative web-based solutions to traditional retail banking services and products and tend to have stronger operating efficiencies and fewer regulatory burdens than their traditional bank counterparts, including Valley. The financial services industry is continually undergoing rapid technological change with frequent introductions of new, technology-driven products and services which increase efficiency and enable financial institutions to better serve customers and to reduce costs and with the use of artificial intelligence, including generative artificial intelligence, machine learning, and similar tools and technologies that collect, aggregate, analyze or generate data or other materials or content (collectively, "AI"). These new technologies may be superior to, or render obsolete, the technologies currently used in our products and services.

Regulatory changes may continue to allow new entrants into the markets in which we operate. The result of these regulatory changes will likely cause other non-traditional financial services companies to compete directly with Valley. Many of the companies have stronger operating efficiencies and fewer regulatory burdens than their traditional bank counterparts, including Valley.

Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many customers have become more reliant on, and their expectations have increased with respect to, this technology. We may not be able to effectively implement new, technology-driven products and services or be successful in marketing these products and services to our customers and service interruptions, transaction processing errors and system conversion delays and may cause us to fail to comply with applicable laws. Many of Valley's competitors have substantially greater resources to invest in technological improvements. Valley may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to its customers. Failure to successfully keep pace with technological change affecting the financial services industry could have a material adverse impact on Valley's business and, in turn, Valley's financial condition and results of operations. See the "Technology Risks" section below in this Item 1A for additional information regarding our risks related to technology and use of AI.

Failure to successfully implement our growth strategies could cause us to incur substantial costs and expenses which may not be recouped and adversely affect our future profitability.

From time to time, Valley may implement new lines of business or offer new products and services within existing lines of business. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. Valley may invest significant time and resources to develop and market new lines of business and/or products and services. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. External factors, such as compliance with regulations, competitive alternatives, and shifting customer preferences, may also impact the successful implementation of a new line of business or a new product or service. Additionally, any new line of business and/or new product or service could have a significant impact on the effectiveness of Valley's system of internal controls. Failure to successfully manage these risks could have a material adverse effect on Valley's business, results of operations and financial condition.

Our investments in certain tax-advantaged projects may not generate returns as anticipated and may have an adverse impact on our results of operations.

We invest in certain tax-advantaged investments that support qualified affordable housing projects, community development and renewable energy resources. Our investments in these projects are designed to generate a return primarily through the realization of federal and state income tax credits, and other tax benefits, over specified time periods. Third parties perform diligence on these investments for us on which we rely both at inception and on an ongoing basis. We are subject to the risk that previously recorded tax credits, which remain subject to recapture by taxing authorities based on compliance features required to be met at the project level, may fail to meet certain government compliance requirements and may not be able to be realized. The possible inability to realize these tax credits and other tax benefits may have a negative impact on our financial results. The risk of not being able to realize the tax credits and other tax benefits depends on many factors outside our control, including changes in the applicable tax code and the ability of the projects to be completed.

We are subject to environmental liability risk associated with lending activities which could have a material adverse effect on our financial condition and results of operations.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on and take title to properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures to perform an environmental review prior to originating certain commercial real estate loans, as well as before initiating any foreclosure action on real property, these reviews may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

We may incur future losses in connection with repurchases and indemnification payments related to mortgages that we have sold into the secondary market.

We engage in the origination of residential mortgages for sale into the secondary market, while typically retaining the loan servicing. In connection with such sales, we make representations and warranties, which, if breached, may require us to repurchase such loans, substitute other loans or indemnify the purchasers of such loans for actual losses incurred in respect of such loans. The aggregate principal balances of residential mortgage loans serviced by the Bank for others approximated $3.3 billion at both December 31, 2024 and 2023. Over the past several years, we have experienced a nominal amount of repurchase requests that have actually resulted in repurchases by Valley. During 2024, Valley had no repurchased loans and only 3 loans with aggregate outstanding principal balances of $1.1 million at the repurchase dates during 2023. None of the 2023 loan repurchases resulted in a material loss. As of December 31, 2024, no reserves pertaining to loans sold were established on our financial statements. However, it is possible that our careful loan underwriting and documentation standards may not be sufficient to prevent additional requests to repurchase loans that could occur in the future, and such requests may have a negative financial impact on us.

Interest rate swap fees within capital markets income are a significant component of our non-interest income and could fluctuate in future periods.

Valley executes interest rate swaps with commercial lending customers to facilitate their respective risk management strategies. Interest rate swap fees reported within capital markets income totaled approximately $13.3 million, or 6 percent, and $28.4 million, or 13 percent, of total non-interest income for the years ended December 31, 2024 and 2023, respectively. Several factors, including, but not limited to, the actual and expected level of market interest rates, can impact the decisions of commercial loan customers to use such interest rate swap products. As a result, we can provide no assurance that our interest rate swap fees will remain at the level reported for the year ended December 31, 2024.

We may not be able to attract, develop and retain skilled people.

Our success depends, in large part, on our ability to attract, develop and retain key people. Competition for the best people in most activities in which we engage can be intense and we may not be able to hire people or retain them, in particular due to an increasingly competitive labor market. We have been impacted by an extremely competitive labor market, including increased competition for talent across all aspects of our business, as well as increased competition with non-traditional competitors, such as fintech companies. Employers are offering increased compensation and opportunities to work with greater flexibility, including remote work, on a permanent basis. These can be important factors in a current associate's decision to leave us as well as in a prospective associate's decision to join us. As competition for skilled professionals remains intense, we may have to devote significant resources to attract and retain qualified personnel, which could negatively impact earnings. The unexpected loss of services of one or more of our key personnel, including, but not limited to, the executive officers disclosed in Item 1. Business of this Report, could have a material adverse impact on our business because we would lose the employees' skills, knowledge of the market, and years of industry experience and may have difficulty promptly finding qualified replacement personnel.

We are subject to risks relating to ESG matters that could adversely affect our reputation, business, financial condition and results of operations, as well as the price of our common and preferred stock.

We are subject to a variety of risks, including reputational risk, associated with ESG matters. The public holds diverse and often conflicting views on these matters. We have multiple stakeholders, including our shareholders, clients, associates, federal and state regulatory authorities, and the communities in which we operate, and these stakeholders will often have differing priorities and expectations regarding ESG issues. If we take action in conflict with one or another of those stakeholders' expectations, we could experience an increase in client complaints, a loss of business, or reputational harm. For example, there exists increasing anti-ESG sentiment among certain stakeholders and government institutions, and we may face scrutiny, reputational risk, lawsuits or market access restrictions from these parties regarding any such initiatives we have adopted. In addition, corporation diversity, equity and inclusion practices have recently come under increasing scrutiny. We could also face negative publicity or reputational harm based on the identity of those with whom we choose to do business. If we do not successfully manage expectations across varied stakeholder interests, it could erode stakeholder trust, impact our reputation and constrain our investment opportunities. Any adverse publicity in connection with ESG issues could damage our reputation, ability to attract and retain clients and associates, compete effectively, and grow our business.

In addition, proxy advisory firms and certain institutional investors who manage investments in public companies may take ESG factors into their investment analysis. The consideration of ESG factors in making investment and voting decisions is relatively new. Accordingly, the frameworks and methods for assessing ESG policies are not fully developed, vary considerably among the investment community, and will likely continue to evolve over time. Moreover, the subjective nature of methods used by various stakeholders to assess a company with respect to ESG criteria could result in erroneous perceptions or a misrepresentation of our actual policies and practices. Organizations that provide ratings information to investors on ESG matters may also assign unfavorable ratings to us. Certain of our clients might also require that we implement additional ESG procedures or standards in order to continue to do business with them. If we fail to comply with specific ESG-related investor or client expectations and standards, or to provide the disclosure relating to ESG issues that any third parties may believe is necessary or appropriate (regardless of whether there is a legal requirement to do so), our reputation, business, financial condition, and/or results of operations, as well as the price of our common and preferred stock could be negatively impacted.

Climate change and severe weather could adversely impact our operations, business, and clients.

There is an increasing concern over the risks of climate change and related environmental sustainability matters. Climate change presents (i) physical risks from the direct impacts of changing climate patterns and acute weather events, and (ii) transition risks from changes in regulations, disruptive technologies, and shifting market dynamics towards a lower carbon economy. The physical risks of climate change include discrete events, such as floods, hurricanes, tornadoes, heatwaves, and wildfires, and longer-term shifts in climate patterns, such as higher global average temperatures, extreme heat, sea level rise, and more frequent and prolonged droughts. Examples of transition risks include changes in consumer preferences, additional regulatory requirements or taxes and additional counterparty or client requirements. These risks could have a material adverse impact on asset values and the financial performance of Valley's businesses, and those of its clients. Ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs. Climate change could also present incremental risks to the execution of Valley's long-term strategy. Additionally, transitioning to a low-carbon economy may entail extensive policy, legal, technology, and market initiatives.

A significant portion of our primary markets is located near coastal waters which could generate naturally occurring severe weather, or do so in response to climate change, which in turn could have a significant impact on our ability to conduct business. Many areas in New Jersey, New York, Florida and Alabama in which the vast majority of our branches and offices operate are subject to severe flooding from time to time and significant disruptions related to the weather may become common events in the future. Heavy storms and hurricanes can also cause severe property damage and result in business closures, negatively impacting both the financial health of retail and commercial customers and our ability to operate our business. The risk of significant disruption and potential losses from future storm activity exists in all of our primary markets.

In addition, our reputation and client relationships may be damaged as a result of our practices related to climate change, including our involvement, or our clients' involvement, in certain industries or projects, in the absence of mitigation and/or transition measures, associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change. As climate risk is interconnected with all key risk types, Valley continues to embed climate risk considerations into risk management strategies. Due to uncertainty regarding climate change, the Company's risk management strategies may not be effective in fully mitigating climate risk exposures. The timing and severity of climate change may not be entirely predictable and our risk management processes may not be effective in mitigating climate risk exposure.

Risks Related to Our Industry

Changes in interest rates could reduce our net interest income and earnings.

Valley's earnings and cash flows are largely dependent upon the Bank's net interest income. Net interest income is the difference between interest income earned on interest-earning assets, such as loans and investment securities, and interest expense paid on interest bearing liabilities, such as deposits and borrowed funds. Interest rates are sensitive to many factors that are beyond Valley's control, including general economic conditions, competition, and policies of various governmental and regulatory agencies and, in particular, the policies of the Federal Reserve. Changes in interest rates driven by such factors will influence not only the interest the Bank receives on loans and investment securities and the amount of interest it pays on deposits and borrowings, but such changes could also affect (i) the Bank's ability to originate loans and obtain deposits, (ii) the fair value of Valley's financial assets, including the HTM and AFS investment securities portfolios, and (iii) the average duration of Valley's interest-earning assets and liabilities. This also includes the risk that interest-earning assets may be more responsive to changes in interest rates than interest-bearing liabilities, or vice versa (repricing risk), the risk that the individual interest rates or rate indices underlying various interest-earning assets and interest-bearing liabilities may not change in the same degree over a given time period (basis risk), and the risk of changing interest rate relationships across the spectrum of interest-earning asset and interest-bearing liability maturities (yield curve risk). For example, a flat or inverted yield curve, where short-term rates are close to, or above, long-term rates, could adversely affect Valley's financial condition and results of operations. Any substantial or unexpected change in market interest rates could have a material adverse effect on Valley's financial condition and results of operations. See additional information in the "Net Interest Income" and "Interest Rate Sensitivity" sections of our MD&A.

We may not be able to detect money laundering and other illegal or improper activities fully or on a timely basis, which could expose us to additional liability and could have a material adverse effect on us.

We are required to comply with anti-money laundering, anti-terrorism and other laws and regulations in the United States. These laws and regulations require us, among other things, to adopt and enforce "know-your-customer" policies and procedures and to report suspicious and large transactions to applicable regulatory authorities. These laws and regulations have become increasingly complex and detailed, require improved systems and sophisticated monitoring and compliance personnel and have become the subject of enhanced government supervision.

The policies and procedures that we have adopted to comply with these requirements and to detect and prevent the use of our banking network for money laundering and related activities may not completely eliminate instances in which we may be used by customers to engage in money laundering and other illegal or improper activities. To the extent we fail to fully comply with applicable laws and regulations, the OCC, along with other banking agencies, have the authority to impose fines and other penalties and sanctions on us. In addition, our business and reputation could suffer if customers use our banking network for money laundering or illegal or improper purposes.

Higher charge-offs and weak credit conditions could require us to further increase our allowance for credit losses through a provision charge to earnings.

The process for determining the amount of the allowance for credit losses is critical to our financial results and conditions. It requires difficult, subjective and complex judgments about the future, including the impact of national and regional economic conditions on the ability of our borrowers to repay their loans. If our judgment proves to be incorrect, our allowance for credit losses may not be sufficient to cover the lifetime credit losses inherent in our loan and HTM debt securities portfolios, as well as unfunded credit commitments. Deterioration in economic conditions affecting borrowers, including as a result of inflationary pressures or other macroeconomic factors, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for credit losses. Additionally, bank regulators review the classification of our loans in their examination of us and we may be required in the future to change the internal classification on certain loans, which may require us to increase our provision for credit losses or loan charge-offs. If actual net charge-offs were to exceed Valley's allowance, its earnings would be negatively impacted by additional provisions for credit losses. Any increase in our allowance for credit losses or loan charge-offs as required by the OCC or otherwise could have an adverse effect on our results of operations or financial condition.

An increase in our non-performing assets may reduce our interest income and increase our net loan charge-offs, provision for loan losses, and operating expenses.

Non-performing assets (including non-accrual loans, OREO, and other repossessed assets) totaled $373.3 million at December 31, 2024. Our non-accrual loans represented 0.74 percent of total loans at December 31, 2024. These non-performing assets can adversely affect our net income mainly through decreased interest income and increased operating expenses incurred to maintain such assets or loss charges related to subsequent declines in the estimated fair value of foreclosed assets. Adverse changes in the value of our non-performing assets, or the underlying collateral, or in the borrowers' performance or financial conditions could adversely affect our business, results of operations and financial condition. Potential further stress in the commercial real estate markets, primarily in New York City, or other factors could also negatively impact the future performance of this portfolio. There can be no assurance that we will not experience increases in non-performing loans in the future, or that our non-performing assets will not result in lower financial returns in the future.

We may be required to consult with the Federal Reserve before declaring cash dividends on our common stock, which ultimately may delay, reduce, or eliminate such dividends and adversely affect the market price of our common stock.

Holders of our common stock are only entitled to receive such cash dividends as the Board may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common stock, we are not required to do so. We may reduce or eliminate our common stock cash dividend in the future depending upon our results of operations, financial condition or other metrics, which could be adversely impacted by the factors described in this Item 1A, including uncertain U.S. economic conditions.

In July 2020, the Federal Reserve updated its supervisory guidance to provide greater clarity regarding the situations in which bank holding companies, like Valley, may expect an expedited consultation in connection with the declaration of dividends that exceed quarterly earnings. To qualify, amongst other criteria, total commercial real estate loan concentrations cannot represent 300 percent or more of total capital and the outstanding balance of the commercial real estate loan portfolio cannot increase by 50 percent or more during the prior 36 months. Currently, we believe that Valley does not meet the standard for expedited consultation and approval of its dividend, should it be required. As a result, Valley could be subject to a lengthier and possibly more burdensome review process by the Federal Reserve when considering paying dividends that exceed quarterly earnings. The delay, reduction or elimination of our quarterly dividend could adversely affect the market price of our common stock. See additional information regarding our quarterly cash dividend and the current rate of earnings retention in the "Capital Adequacy" section of the MD&A.

General Commercial, Operational, Financial and Regulatory Risks

We may be unable to adequately manage our liquidity risk, which could affect our ability to meet our obligations as they become due, capitalize on growth opportunities, pay regular dividends on our common stock and generate adequate earnings.

Liquidity risk is the potential that a financial institution, like Valley, will be unable to meet its obligations as they come due, capitalize on growth opportunities as they arise, or pay regular dividends on our common stock because of an inability to liquidate assets or obtain adequate funding on a timely basis, at a reasonable cost and within acceptable risk tolerances. Liquidity is required to fund various obligations, including withdrawals by depositors, repayment of borrowings, credit commitments to borrowers, mortgage and other loan originations, dividends to shareholders, operating expenses and capital expenditures. Liquidity is derived primarily from commercial and retail deposit growth and retention; principal and interest payments on loans; principal and interest payments on investment securities; sale, maturity and prepayment of investment securities; net cash provided from operations; and access to other funding sources, such as the FHLB and certain brokered deposit channels established by the Bank.

Our access to funding sources, including the FHLB and brokered deposits, in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Unexpected changes to the FHLB's underwriting guidelines for wholesale borrowings or lending policies may limit or restrict our ability to borrow, and therefore could have a significant adverse impact on our liquidity. Other factors that could have a detrimental impact to our access to liquidity sources include a decrease in the level of our business activity due to persistent weakness, or downturn, in the economy or adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not necessarily specific to us, such as a severe disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole. In the event of future turmoil in the banking industry or other idiosyncratic events, there is no guarantee that the U.S. government will invoke the systemic risk exception, create additional liquidity programs, or take any other action to stabilize the banking industry or provide liquidity.

Additionally, our inability to access brokered deposits or other funding sources, such as the FHLB, could require us to pay significantly higher interest rates on our direct customer deposits which would have an adverse impact on our net interest income and net income. Valley's inability to monetize liquid assets or to access short-term funding or capital markets could constrain Valley's ability to make new loans or meet existing lending commitments, pay its regular common stock dividend, jeopardize Valley's capitalization, and adversely impact Valley's net interest income and net income.

The CECL model for determining our allowance for credit losses could add volatility to our provision for credit losses and earnings.

The CECL model requires the allowance for credit losses for certain financial assets, including loans, HTM securities and certain off-balance sheet credit exposures, to be calculated based on current expected credit losses over the lives of the assets rather than incurred losses as of a point in time. Our estimation process is subject to risks and uncertainties, including a reliance on historical loss and trend information that may not be representative of current conditions and indicative of future performance. Accordingly, our actual lifetime credit losses may be materially different than the amounts reported in the allowance due to the inherent uncertainty in the estimation process, including future loss estimates based upon our reasonable and supportable economic forecasts. Also, future credit losses could differ materially from those estimates due to changes in values and circumstances after the balance sheet date. Changes in such estimates could significantly impact our allowance, provision for credit losses and earnings.

Our controls and procedures may fail or be circumvented, which may result in a material adverse effect on our business, results of operations and financial condition.

Management periodically reviews and updates our internal control over financial reporting, disclosure controls and procedures, and corporate governance policies. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of the controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

We rely on our systems of controls and procedures, and if our system fails, our operations could be disrupted.

We face the risk that the design of our controls and procedures, including those to mitigate the risk of fraud by employees or outsiders, may prove to be inadequate or are circumvented, thereby causing delays in detection of errors or inaccuracies in data and information, including personal, confidential, proprietary, and sensitive information. We regularly review and update our internal controls, disclosure controls and procedures, and corporate governance policies and procedures. Any system of controls, however well designed and operated, is based in part on certain assumptions and can provide only reasonable, not absolute, assurances that the objectives of the system are met. Any failure or circumvention of our controls and procedures or failure to comply with regulations related to controls and procedures could have a material adverse effect on our business, results of operations and financial condition.

We may also be subject to disruptions of our systems or networks arising from events that are wholly or partially beyond our control (including, for example, electrical or telecommunications outages), which may give rise to losses in service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as us) and to the risk that our (or our vendors') business continuity and data security systems prove to be inadequate. We maintain a system of comprehensive policies and a control framework designed to monitor vendor risks including, among other things, (i) changes in the vendor's organizational structure or internal controls, (ii) changes in the vendor's financial condition, (iii) changes in the vendor's support for existing products and services and (iv) changes in the vendor's strategic focus. While we believe these policies and procedures help to mitigate risk, the failure of an external vendor to perform in accordance with the contracted arrangements under service level agreements could be disruptive to our operations, which could have a material adverse impact on our business and, in turn, our financial condition and results of operations.

Our business, financial condition and results of operations could be adversely affected by natural disasters, pandemics, acts of terrorism, and other catastrophic events.

The occurrence of natural disasters, extreme weather events, health crises, the occurrence or worsening of disease outbreaks or pandemics, or other catastrophic events, as well as government actions or other restrictions in connection with such events, could adversely affect our financial condition or results of operations. The emergence of widespread health emergencies or pandemics, such as COVID-19, could lead to quarantines, business shutdowns, labor shortages, disruptions to supply chains, and overall economic instability. Additionally, New York City and New Jersey remain central targets for potential acts of terrorism against the United States. Such events could affect the stability of our deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue and/or cause us to incur additional expenses. The occurrence of any such event in the future could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Our ability to make opportunistic acquisitions is subject to significant risks, including the risk that regulators will not provide the requisite approvals.

We may make opportunistic whole or partial acquisitions of other banks, branches, financial institutions, or related businesses from time to time that we expect may further our business strategy. Any possible acquisition will be subject to regulatory approval, and there can be no assurance that we will be able to obtain such approval in a timely manner or at all. Even if we obtain regulatory approval, these acquisitions could involve numerous risks, including lower than expected performance or higher than expected costs, difficulties related to integration, diversion of management's attention from other business activities, changes in relationships with customers, and the potential loss of key employees. In addition, we may not be successful in identifying acquisition candidates, integrating acquired institutions, or preventing deposit erosion or loan quality deterioration at acquired institutions. Competition for acquisitions can be intense, and we may not be able to acquire other institutions on attractive terms. There can be no assurance that we will be successful in completing or will even pursue future acquisitions, or if such transactions are completed, that we will be successful in integrating acquired businesses into operations. Our ability to grow may be limited if we choose not to pursue or are unable to successfully make acquisitions in the future.

Extensive regulation and supervision have a negative impact on our ability to compete in a cost-effective manner and may subject us to material compliance costs and penalties, and changes in regulation could adversely affect our business, financial condition and results of operations.

Valley, primarily through its principal subsidiary and certain non-bank subsidiaries, is subject to extensive federal and state regulation, supervision and examination. Banking laws, regulations, and rules are primarily intended to protect depositors' funds, federal deposit insurance funds and the banking system as a whole. Many laws and regulations affect Valley's lending practices, capital structure, investment practices, dividend policy and growth, among other things. They encourage Valley to ensure a satisfactory level of lending in defined areas and establish and maintain comprehensive programs relating to anti-money laundering and customer identification. Congress, state legislatures, and federal and state regulatory agencies continually review banking laws, regulations and policies for possible changes. We expect the new U.S. presidential administration will seek to implement a regulatory reform agenda that is significantly different than that of the prior administration, impacting the rulemaking, supervision, examination and enforcement priorities of the federal banking agencies. Any such changes, including with respect to statutes, regulations or regulatory policies and changes in interpretation or implementation thereof, could affect Valley in substantial and unpredictable ways. Such changes could subject Valley to additional costs, limit the types of financial services and products it may offer and/or increase the ability of non-banks to offer competing financial services and products, or may impact consumer trust in financial institutions, among other things. Failure to comply with laws, regulations or policies could result in sanctions by regulatory agencies, civil money penalties and/or reputational damage, which could have a material adverse effect on Valley's business, financial condition and results of operations.

Valley's compliance with certain of these laws will also be considered by banking regulators when reviewing bank merger and bank holding company acquisitions. We also anticipate increased regulatory scrutiny—in the course of routine examinations and otherwise—and new regulations designed to respond to negative developments in the banking industry in 2023, all of which may increase our costs of doing business and reduce our profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, commercial real estate composition and concentration, and capital and general oversight and control of the foregoing. Valley could face increased scrutiny or be viewed as higher risk by regulators and/or the investor community, which could negatively affect its results of operations and financial condition.

Heightened regulatory scrutiny or the results of an investigation or examination may lead to additional regulatory investigations or enforcement actions. Regulatory enforcement and fines have increased across the banking and financial services sector. There is no assurance that those actions will not result in regulatory settlements or other enforcement actions against Valley or the Bank. Furthermore, a single event involving a potential violation of law or regulation may give rise to numerous and overlapping investigations and proceedings by multiple federal and state agencies and officials. In addition, if one or more financial institutions are found to have violated a law or regulation relating to certain business activities, this could lead to investigations by regulators or other governmental agencies of the same or similar activities by other financial institutions, including Valley, and large fines and remedial measures that may have been imposed in resolving earlier investigations for the same or similar activities at other financial institutions may be used as the basis for future settlements.

We are subject to numerous laws designed to protect consumers, including the CRA and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose community investment and nondiscriminatory lending requirements on financial institutions. The CFPB, the U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution's performance under the CRA, the Equal Credit Opportunity Act, the Fair Housing Act or other fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions, restrictions on expansion and restrictions on entering new business lines. Private parties also may challenge an institution's performance under fair lending laws in litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

Changes in accounting policies or accounting standards could cause us to change the manner in which we report our financial results and condition in adverse ways and could subject us to additional costs and expenses.

Valley's accounting policies are fundamental to understanding its financial results and condition. Some of these policies require the use of estimates and assumptions that may affect the value of Valley's assets or liabilities and financial results. Valley identified its accounting policies regarding the allowance for credit losses, goodwill and other intangible assets, and income taxes to be critical because they require management to make difficult, subjective and complex judgments about matters that are inherently uncertain. Under each of these policies, it is possible that materially different amounts would be reported under different conditions, using different assumptions, or as new information becomes available.

From time to time, the FASB and the SEC change their guidance governing the form and content of Valley's external financial statements. In addition, accounting standard setters and those who interpret GAAP, such as the FASB, SEC and banking regulators may change or even reverse their previous interpretations or positions on how these standards should be applied. Such changes are expected to continue and may accelerate dependent upon the FASB and International Accounting Standards Board commitments to achieving convergence between GAAP and International Financial Reporting Standards. Changes in GAAP and changes in current interpretations are beyond Valley's control, can be hard to predict and could materially impact how Valley reports its financial results and condition. In certain cases, Valley could be required to apply new or revised guidance retroactively or apply existing guidance differently (also retroactively) which may result in Valley restating prior period financial statements for material amounts. Additionally, significant changes to GAAP may require costly technology changes, additional training and personnel, and other expenses that will negatively impact our results of operations.

Claims and litigation could result in significant expenses, losses and damage to our reputation.

From time to time as part of Valley's normal course of business, customers, bankruptcy trustees, former customers, contractual counterparties, third parties and current and former employees make claims and take legal action against Valley based on actions or inactions of Valley. If such claims and legal actions are not resolved in a manner favorable to Valley, they may result in financial liability and/or adversely affect the market perception of Valley and its products and services. This may also impact customer demand for Valley's products and services. Any financial liability could have a material adverse effect on Valley's financial condition and results of operations. Any reputational damage could have a material adverse effect on Valley's business.

Technology Risks

Cybersecurity incidents and other disruptions to our information system could expose us to liability, losses and escalating operating costs.

Valley regularly collects, transmits, stores and otherwise processes personal, confidential, proprietary or sensitive information regarding its customers, employees and others for whom it services loans. In some cases, this personal, confidential, proprietary or sensitive information is collected, compiled, transmitted, stored or otherwise processed by third parties on Valley's behalf. Cybersecurity risks have increased because of the proliferation of new technologies, including artificial intelligence, and the increased sophistication and activities of threat actors, including organized criminal groups, "hacktivists," terrorists, nation states, nation-state supported actors and other external parties. Many financial institutions and companies engaged in data processing have reported significant breaches in the security of their websites or other systems or networks, some of which have involved sophisticated and targeted attacks intended to obtain unauthorized access to personal, confidential, proprietary or sensitive information, destroy data, denial-of-service, or sabotage systems or networks, often through, among other things, the introduction of computer viruses or malware, social engineering attacks (including phishing attacks), credential stuffing, account takeovers and other means. In addition, there have been well-publicized "ransomware" attacks against various U.S. companies with the intent to materially disrupt their computer network and services. Globally, cybersecurity attacks are increasing in number and the attackers are increasingly organized and well-financed, or at times supported by state actors. In addition, geopolitical tensions or conflicts, such as Russia's invasion of Ukraine, increasing tension with China or the unfolding events in the Middle East, may create a heightened risk of cybersecurity attacks. Cybersecurity risks also may derive from fraud or malice on the part of our employees or third parties, or may result from human error, mistakes in connection with over-the-air updates, software bugs, server malfunctions, software or hardware failure or other technological failure. Such threats may be difficult to detect for long periods of time and also may be further enhanced in frequency or effectiveness through threat actors' use of artificial intelligence.

Valley frequently experiences attempted cybersecurity attacks against its systems and certain attacks have been successful. Valley has also been impacted by cybersecurity breaches of its vendors' systems. There can be no assurances that Valley will not incur future breaches of our systems or be impacted by breaches of our vendors' systems, which in either case may expose the data of our customers or disrupt our services, exposing us to significant damage, ongoing operational costs and/or reputational harm. We do not control our vendors and our ability to monitor their cybersecurity is limited, and our cybersecurity diligence on key vendors may not be sufficient to prevent a failure or cybersecurity incident that may impact us or our customers. Some of our vendors may store or have access to our data and we rely on these vendors to implement information security programs commensurate with the relevant risk. We cannot, however, ensure in all circumstances that their efforts will be successful. A vulnerability in our vendors' software or systems, a failure of our vendors' safeguards, policies or procedures, or a cyber-attack or other cybersecurity incident affecting any of these third parties could harm our business. We have experienced cybersecurity incidents in the past, including the unauthorized access by a third party of certain Bank customer data resulting from our third party service providers' use of the MOVEit file transfer software in 2023. While our business has not been materially impacted by any such cybersecurity incidents, similar incidents could have a material adverse effect on our business in the future.

Cybersecurity risk exposure will remain elevated or increase in the future due to, among other things, the increasing size and prominence of Valley in the financial services industry, our expansion of internet and mobile banking tools and new products based on customer needs, and the system and customer account conversions associated with the integration of merger targets. Successful attacks on us or any one of our many third-party service providers may adversely affect our business and result in the loss of, unauthorized access to or disclosure of, or the misuse or misappropriation of, our personal, confidential, proprietary or sensitive information or that of our customers. There can be no assurance that we or our third-party service providers will not suffer a cyber-attack or other cybersecurity incident that exposes us to significant damages, operational costs, litigation, regulatory enforcement, investigations, fines, sanctions or other penalties, or reputational harm.

We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations regarding data privacy and cybersecurity, which could increase the cost of doing business, compliance risks and potential liability.

We are subject to complex and evolving laws, regulations, rules, standards and contractual obligations relating to data privacy and the security of the personal information of clients, employees or others, and any failure to comply with these laws, regulations, rules, standards and contractual obligations could expose us to liability and/or reputational damage. The regulatory framework for data privacy and cybersecurity is in considerable flux and evolving rapidly, and these laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction. As new data privacy and security-related laws, regulations, rules and standards are implemented, the time and resources needed for us to comply with such laws, regulations, rules and standards, as well as our potential liability for non-compliance and reporting obligations in the case of cyber-attacks, information security breaches or other similar incidents, may significantly increase. Compliance with these laws, regulations, rules and standards may require us to change our policies, procedures and technology for information security, which could, among other things, make us more vulnerable to operational failures and to monetary penalties for breach of such laws, regulations, rules and standards.

In addition to various data privacy and cybersecurity laws and regulations already in place, U.S. states are increasingly adopting laws and regulations imposing comprehensive data privacy and cybersecurity obligations, which may be more stringent, broader in scope, or offer greater individual rights, with respect to personal information than federal or other state laws and regulations, and such laws and regulations may differ from each other, which may complicate compliance efforts and increase compliance costs. Aspects of federal and state laws and regulations relating to data privacy and cybersecurity, as well as their enforcement, remain unclear, and we may be required to modify our practices in an effort to comply with them. See Item 1. Business—"Supervision and Regulation"—"Data Privacy and Cybersecurity Regulation" for more information regarding applicable data privacy and cybersecurity laws and regulations.

Further, we cannot ensure that our privacy policies and other statements regarding our practices will be sufficient to protect us from claims, proceedings, liability or adverse publicity relating to data privacy and security. Although we endeavor to comply with our privacy policies, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policies and other documentation that provide promises and assurances about data privacy and cybersecurity can subject us to potential government or legal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Any concerns about our data privacy and cybersecurity practices, even if unfounded, could damage our reputation and adversely affect our business.

Any failure or perceived failure by us to comply with our privacy policies, or applicable data privacy and cybersecurity laws, regulations, rules, standards or contractual obligations, or any compromise of security that results in unauthorized access to, or unauthorized loss, destruction, use, modification, acquisition, disclosure, release or transfer of personal information, may result in requirements to modify or cease certain operations or practices, the expenditure of substantial costs, time and other resources, proceedings or actions against us, legal liability, governmental investigations, enforcement actions, claims, fines, judgments, awards, penalties, sanctions and costly litigation (including class actions). Any of the foregoing could harm our reputation, distract our management and technical personnel, increase our costs of doing business, adversely affect the demand for our products and services, and ultimately result in the imposition of liability, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our adoption of artificial intelligence tools and adoption by our third-party vendors and service providers may increase the risk of errors, omissions, unfair treatment or fraudulent behavior by our employees, clients, or counterparties, or other third parties.

We have made, and expect to continue to make investments to integrate artificial intelligence tools into our solutions, including generative artificial intelligence, machine learning, and similar tools and technologies that collect, aggregate, analyze or generate data or other contents (collectively, "AI"), and we expect to continue to adopt such tools responsibly and as appropriate. We also expect our third-party vendors and service providers to increasingly develop and incorporate AI into their product offerings faster than we are able to do so independently. There are significant risks involved in utilizing AI, and we cannot assure that our or our third-party vendors' or service providers' use of AI will enhance our or our third-party vendors' or service providers' products or services or produce the intended results. The adoption and incorporation of these tools can lead to concerns around safety and soundness, fair access to financial services, fair treatment to customers, inaccuracy of results broadly known as "hallucinations" and compliance with applicable laws and regulations. These risks can result from models being poorly designed or faulty and/or biased data being used for training, inadequate model testing or validation, narrow or limited human oversight, inadequate planning or due diligence, inappropriate or controversial data practices by developers or end-users, and other factors adversely affecting public opinion of AI and the acceptance of AI solutions.

We have implemented an AI governance, oversight, and strategic facilitation function that includes a risk assessment of internal and vendor AI solutions, due diligence, model validation, and controls, and strict guidelines and policies designed to maintain safety, security, and ethical use of AI. However, given the pace of rapid adoption of these tools by vendors and service providers, we may not be aware of the addition of AI solutions prior to these tools being introduced into our environment. Failure to adequately manage AI risks can result in erroneous results and decisions made by misinformation, unwanted forms of bias, unauthorized access to sensitive, confidential, proprietary or personal information, and violations of applicable laws and regulations, leading to operational inefficiencies, competitive harm, reputational harm, ethical challenges, legal liability, losses, fines, and other adverse impacts on our business and financial results. If we do not have sufficient rights to use the data or other material or content on which the AI tools we use rely, or to use the outputs of such AI tools, we also may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts to which we are a party.

We may be required to expend significant resources to comply with an uncertain legal and regulatory environment governing the use of AI, and we may have to change our product offerings or business practices, or prevent or limit our use of AI.

Regulation of AI is rapidly evolving as legislators and regulators are increasingly focused on powerful emerging technologies. The technologies underlying AI and its uses are subject to a variety of laws and regulations, including intellectual property, data privacy and cybersecurity, consumer protection, competition, equal opportunity, and fair lending laws, and are expected to be subject to increased regulation and new laws or new applications of existing laws and regulations. AI is the subject of ongoing review by various governmental and regulatory agencies, and various U.S. states are applying, or are considering applying, existing laws and regulations to AI or are considering general legal frameworks for AI. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our operations or offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions. While we believe we have taken steps to be thoughtful in our development, training, and implementation of AI, it is not guaranteed that regulators will agree with our approach to limiting AI risks or to our compliance more generally. In addition, because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI.

Risks Related to an Investment in Our Securities

We may reduce or eliminate the cash dividend on our common stock, which could adversely affect the market price of our common stock.

Holders of our common stock are only entitled to receive such cash dividends as the Board may declare out of funds legally available for such payments. We are not required to continue our historical practice of declaring dividends on our common stock and may reduce or eliminate our common stock cash dividend in the future depending upon our results of operations, financial condition or other metrics. This reduction or elimination of our dividend could adversely affect the market price of our common stock.

If our subsidiaries are unable to pay dividends or make distributions to us, we may be unable to make dividend payments to our preferred and common shareholders or interest payments on our long-term borrowings and junior subordinated debentures issued to capital trusts.

Valley National Bancorp is a separate and distinct legal entity from our banking and non-banking subsidiaries and depends on dividends, distributions, and other payments from the Bank and its non-banking subsidiaries to fund cash dividend payments on our preferred and common stock and to fund most payments on our other obligations. Regulations relating to capital requirements affect the ability of the Bank to pay dividends and other distributions to us and to make loans to us. Additionally, if our subsidiaries' earnings are not sufficient to make dividend payments to us while maintaining adequate capital levels, we may not be able to make dividend payments to our preferred and common shareholders or interest payments on our long-term borrowings and junior subordinated debentures issued to capital trusts. Furthermore, our right to participate in a distribution of assets upon a subsidiary's liquidation or reorganization is subject to the prior claims of the subsidiary's creditors.

Future acquisitions may dilute shareholder value, especially tangible book value per share.

We regularly evaluate opportunities to acquire other financial institutions. Future mergers or acquisitions involving cash, debt, or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and therefore, some dilution of our tangible book value per common share may occur in connection with any future acquisitions.

Future offerings of common stock, preferred stock, debt or other securities may adversely affect the market price of our stock and dilute the holdings of existing shareholders.

We have increased, and may in the future increase, our capital resources or, if our or the Bank's actual or projected capital ratios fall below or near the current (Basel III) regulatory required minimums, we or the Bank could be forced to raise additional capital by making additional offerings of common stock, preferred stock or debt securities. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Upon liquidation, holders of our debt securities and shares of preferred stock, and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. See Note 18 to the consolidated financial statements for more details on our common and preferred stock, including stock issuances during the second half of 2024.

Item 1B.   *Unresolved Staff Comments*

None.

Item 1C.   *Cybersecurity*

We have an enterprise-wide information security program designed to provide controls, technologies and other processes to identify, assess and manage material cyber and information security risks and threats. Our information security program leverages the National Institute of Standards and Technology (NIST) framework, which organizes cybersecurity risks into five categories: identify, protect, detect, respond and recover.

The Board has primary oversight responsibility for our cyber and information security risk as a key part of its oversight of Valley's enterprise-wide risk management (ERM) framework, and we employ personnel dedicated to assisting the Board in fulfilling this oversight responsibility. As a general matter, Valley seeks to address cyber and information security risks through a cross-functional approach, as described below, that is focused on identifying, preventing and mitigating cybersecurity threats and effectively responding to cybersecurity incidents when they occur. Our information security team reviews ERM-level cybersecurity risks annually, and key cybersecurity risks are incorporated into the ERM framework, which is periodically reviewed by management throughout the year at its Executive Risk Committee.

As part of this framework, we have a set of enterprise-wide policies and procedures concerning cybersecurity matters which go through an internal review process and are approved by appropriate members of senior management or the Board, which include an Information Security Policy, as well as other policies and procedures that directly or indirectly relate to cybersecurity, and practices related to encryption, antivirus protection, remote access, multi factor authentication, the protection of confidential information and the use of the internet, social media, email, and wireless devices.

Governance. Having the appropriate governance structure in place is critical to the functioning of our cyber and information security risk framework. As noted above, our Board has primary oversight responsibility for our cyber and information security risk, and it performs this oversight function primarily through its Risk Committee, which reports to the full Board. Additionally, to keep pace with the speed of disruptive innovation and associated cyber risks, the Board has established a dedicated Cyber & Technology Risk Subcommittee (the "Cyber Subcommittee") that reports to the Risk Committee. The Risk Committee, through the Cyber Subcommittee, oversees the Company's cybersecurity risk profile, prevalent cybersecurity risks, our enterprise information security program and key enterprise information security initiatives.

We also have a team of employees, including at the senior management level, who are dedicated to assisting the Board in fulfilling its oversight responsibility for cyber and information security. Valley's Chief Information Security Officer (CISO), who is responsible for developing and implementing our cyber and information security program, has over 24 years of experience leading cyber security oversight and holds a CRISC certification, and others on our information security team have cybersecurity experience or certifications. The CISO and Director of Cyber Risk Management each participate in all meetings of the Cyber Subcommittee.

Our Board, through the Risk Committee and the Cyber Subcommittee, receives regular updates and reporting from management on cyber and information security matters, including information related to third-party assessments of Valley's information security program, as well as a wide range of topics such as recent developments, evolving standards, Valley's vulnerability assessments, third-party and independent reviews, the threat environment, technological trends and information security considerations arising with respect to Valley's peers and third parties. On an annual basis, the Board and its Risk Committee discuss Valley's approach to cyber and information security risk management. Senior management is briefed by our information security team on cyber and information security matters, preparedness and any incidents requiring the attention of our security incident response team.

Risk Management and Strategy

Our cyber and information security risk management framework and strategy is focused on the following key areas:

Identification, Protection and Detection. Valley maintains a threat team and internal committees to identify any new threats and risks to its information systems. We identify and assess risks from cybersecurity threats by monitoring and evaluating our threat environment and our risk profile through various methods including, for example, using manual and automated tools, subscribing to threat intelligence reports and services, analyzing threats and threat actors, conducting scans of the threat environment, evaluating our industry's risk profile, utilizing internal and external audits and conducting threat and vulnerability assessments.

Technical Safeguards. Valley also deploys technical safeguards that are designed to protect Valley's information systems from cybersecurity threats, including firewalls, intrusion prevention and detection systems, anti-malware functionality and access controls, continuous scanning of our environments for potential weaknesses, behavioral-based protections against malware and filtering of inbound emails to protect the firm against phishing attacks. The effectiveness of these safeguards is evaluated through vulnerability assessments and cybersecurity threat intelligence with the goal of implementing improvements as needed.

Third-Party Risk Management. Valley maintains a risk-based approach to identifying and overseeing cybersecurity risks presented by vendors, service providers and other third parties, as well as the systems of third parties that could adversely impact its business in the event of a cybersecurity incident affecting those third-party systems. We have integrated security reviews into the third-party vendor management program. We assess third-party cybersecurity controls and include security and privacy provisions in our contracts where applicable. However, ultimately, we rely on the third parties we use to implement information security programs commensurate with the relevant risk, and we cannot ensure in all circumstances that their efforts will be successful.

Education and Awareness. Valley provides mandatory cybersecurity training at least annually for all employees, which is intended to equip them with tools to identify and address cybersecurity threats, and to communicate Valley's evolving information security policies, standards, processes and practices. We also require employees in certain roles to complete additional role-based, specialized cyber and information security training.

Incident Response and Recovery Planning. Valley maintains incident response and recovery plans that are intended to assist in Valley's response to a cyber or information security incident, and such plans are evaluated on a regular basis. In the event of an incident, we intend to follow our incident response plan, which outlines the steps to be followed from incident detection to eradication, recovery and notification, including notifying functional areas (e.g., legal), as well as senior management and the Board, as appropriate. As part of these plans, we have also implemented controls and procedures providing for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents, including to regulators and governmental agencies, can be made by management in a timely manner.

Outside Consultants. While we have deployed personnel to perform testing and oversight functions internally, we also leverage external consultants and other tools to test the effectiveness of our operating environment and the protection of our data. We engage third parties to perform assessments on our cybersecurity measures, including information security maturity assessments, audits and reviews of our information security control environment and operating effectiveness. These assessment efforts include a wide range of activities such as tabletop exercises, vulnerability testing, and other exercises focused on evaluating the effectiveness of our cybersecurity measures and planning. The results of these assessments are reported to the Risk Committee and the Board. Valley adjusts its cyber and information security program as necessary based on the information provided by these assessments, audits and reviews.

Impact of Cybersecurity Threats

We are regularly subject to cybersecurity attacks. Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not, to date, materially affected or are reasonably likely to affect Valley, including our business strategy, results of operations or financial condition. Notwithstanding the comprehensive approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. For more information, see Item 1A. Risk Factors for further information about these risks.

Item 2.   *Properties*

We conduct our business at 229 retail banking centers locations in northern and central New Jersey, the New York City boroughs of Manhattan, Brooklyn and Queens, Long Island, Westchester County, New York, Florida, Alabama, California and Illinois. We own 96 of our banking center facilities and several non-branch operating facilities. The other properties are leased for various terms. Valley considers its properties to be suitable and adequate for its current business needs.

The following table summarizes our leased and owned retail banking centers in each state:

	Leased	Owned	Number of banking centers	% of Total
New Jersey				
Northern	60	40	100	43.7 %
Central	8	19	27	11.8
Total New Jersey	68	59	127	55.5
New York				
Manhattan, Brooklyn and Queens	15	7	22	9.6
Long Island	9	3	12	5.2
Westchester County	7	0	7	3.1
Total New York	31	10	41	17.9
Florida	26	15	41	17.9
Alabama	4	12	16	7.0
California	3	—	3	1.3
Illinois	1	—	1	0.4
Total	133	96	229	100.0 %

Our principal executive office is located at One Penn Plaza in New York, New York. Our New York City corporate offices are primarily used as a central hub for New York based lending activities of senior executives and other commercial lenders. During the third quarter 2023, Valley completed the sale of two corporate office buildings located in Wayne, New Jersey and relocated its headquarters to a new leased location at 70 Speedwell Avenue in Morristown, New Jersey.

During 2022 we acquired two leased offices in New York City from Bank Leumi USA that are primarily used for commercial lending and our broker-dealer, VFM. We also lease seven non-bank office facilities in Florida, used for operational, executive and lending purposes.

Additional information regarding Valley's leased locations and owned facilities can be found within Note 6. "Leases" and Note 7. "Premises and Equipment, Net," respectively, in the Notes to the Consolidated Financial Statements contained in Item 8. Financial Statements and Supplementary Data.

Item 3.   *Legal Proceedings*

In the normal course of business, we are a party to various outstanding legal proceedings and claims. In the opinion of management, our financial condition, results of operations, and liquidity should not be materially affected by the outcome of such legal proceedings and claims.

Item 4.   *Mine and Safety Disclosures*

Not applicable.

PART II

Item 5. ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Our common stock is traded on the NASDAQ Global Select Market under the ticker symbol "VLY." There were 6,537 shareholders of record as of December 31, 2024.

We declared cash dividends of $0.11 per share in each of the first, second, third and fourth quarters of 2024. The declaration and payment of future dividends to holders of our common stock is at the discretion of our Board and depends upon many factors, including our financial condition, earnings, capital requirements, legal requirements, regulatory constraints and other factors that our Board deems relevant.

Performance Graph

The following graph compares the cumulative total return on a hypothetical $100 investment made on December 31, 2019 in: (a) Valley's common stock; (b) the KBW Regional Banking Index ("KRX"); and (c) the S&P 500 Stock Index ("S&P 500"). The graph is calculated assuming that all dividends are reinvested during the relevant periods. The graph shows how a $100 investment would increase or decrease in value over time based on dividends (stock or cash) and increases or decreases in the market price of the stock.



Index of Total Returns
250
200
150
100
50
Dollars
12/19
12/20
12/21
12/22
12/23
12/24
Period Ending
Valley
KRX
S&P 500

	12/19	12/20	12/21	12/22	12/23	12/24
Valley	$ 100.00	$ 89.94	$ 131.11	$ 111.97	$ 112.74	$ 99.26
KRX	100.00	91.32	124.78	116.15	115.69	130.96
S&P 500	100.00	118.39	152.34	124.73	157.48	196.85

The information under "Performance Graph" is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to Section 18 of the Exchange Act, and the information shall not be deemed to be incorporated by reference in any filing by us under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing, except to the extent specifically incorporated by reference into such a filing.

Issuer Repurchase of Equity Securities

The following table presents the repurchases of equity securities during the three months ended December 31, 2024:

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans [2]	Maximum Number of Shares that May Yet Be Purchased Under the Plans [2]
October 1, 2024 to October 31, 2024	27,552	$ 8.93	—	25,000,000
November 1, 2024 to November 30, 2024	7,567	9.47	—	25,000,000
December 1, 2024 to December 31, 2024	6,844	10.64	—	25,000,000
Total	41,963	$ 9.31	—	

[1] Includes repurchases made in connection with the vesting of employee restricted stock awards.

[2] On February 21, 2024, Valley publicly announced a new stock repurchase program for up to 25 million shares of Valley common stock. The authorization to repurchase under the new repurchase program became effective on April 26, 2024 and will expire on April 26, 2026.

Item 6.   *[Reserved]*

Item 7.   *Management's Discussion and Analysis (MD&A) of Financial Condition and Results of Operations*

The purpose of this analysis is to provide the reader with information relevant to understanding and assessing Valley's results of operations and financial condition for each of the past two years. In order to fully appreciate this analysis, the reader is encouraged to review the consolidated financial statements and accompanying notes thereto appearing under Item 8 of this Report, and statistical data presented in this document. For comparison of our results of operations for the years ended December 31, 2023 and 2022, please refer to Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations of our Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on February 29, 2024.

Cautionary Statement Concerning Forward-Looking Statements

This Report, both in MD&A and elsewhere, contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are not historical facts and include expressions about management's confidence and strategies and management's expectations about our business, new and existing programs and products, acquisitions, relationships, opportunities, taxation, technology, market conditions and economic expectations. These statements may be identified by such forward-looking terminology as "intend," "should," "expect," "believe," "view," "opportunity," "allow," "continues," "reflects," "would," "could," "typically," "usually," "anticipate," "may," "estimate," "outlook," "project" or similar statements or variations of such terms. Such forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from such forward-looking statements. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements in addition to those risk factors listed under Item 1A. Risk Factors of this Report include, but are not limited to:

- the impact of market interest rates and monetary and fiscal policies of the U.S. federal government and its agencies in connection with prolonged inflationary pressures, which could have a material adverse effect on our clients, our business, our employees, and our ability to provide services to our customers;

- the impact of unfavorable macroeconomic conditions or downturns, including an actual or threatened U.S. government shutdown, debt default or rating downgrade, instability or volatility in financial markets, unanticipated loan delinquencies, loss of collateral, decreased service revenues, increased business disruptions or failures, reductions in employment, and other potential negative effects on our business, employees or clients caused by factors outside of our control, such as future legislation and policy changes under the new U.S. presidential administration, geopolitical instabilities or events; natural and other disasters, including severe weather events, health emergencies, acts of terrorism; or other external events;

- the impact of potential instability within the U.S. financial sector in the aftermath of the banking failures in 2023 and continued volatility thereafter, including the possibility of a run on deposits by a coordinated deposit base, and the impact of the actual or perceived soundness, or concerns about the creditworthiness of other financial institutions, including any resulting disruption within the financial markets, increased expenses, including Federal Deposit Insurance Corporation insurance assessments, or adverse impact on our stock price, deposits or our ability to borrow or raise capital;

- the impact of negative public opinion regarding Valley or banks in general that damages our reputation and adversely impacts business and revenues;

- changes in the statutes, regulations, policy, or enforcement priorities of the federal bank regulatory agencies;

- the loss of or decrease in lower-cost funding sources within our deposit base;

- damage verdicts or settlements or restrictions related to existing or potential class action litigation or individual litigation arising from claims of violations of laws or regulations, contractual claims, breach of fiduciary responsibility, negligence, fraud, environmental laws, patent, trademark or other intellectual property infringement, misappropriation or other violation, employment related claims, and other matters;

- a prolonged downturn and contraction in the economy, as well as an unexpected decline in commercial real estate values collateralizing a significant portion of our loan portfolio;

- higher or lower than expected income tax expense or tax rates, including increases or decreases resulting from changes in uncertain tax position liabilities, tax laws, regulations, and case law;

- the inability to grow customer deposits to keep pace with loan growth;

- a material change in our allowance for credit losses under CECL due to forecasted economic conditions and/or unexpected credit deterioration in our loan and investment portfolios;

- the need to supplement debt or equity capital to maintain or exceed internal capital thresholds;

- changes in our business, strategy, market conditions or other factors that may negatively impact the estimated fair value of our goodwill and other intangible assets and result in future impairment charges;

- greater than expected technology related costs due to, among other factors, prolonged or failed implementations, additional project staffing and obsolescence caused by continuous and rapid market innovations;

- increased competitive challenges, including our ability to stay current with rapid technological changes in the financial services industry;

- cyberattacks, ransomware attacks, computer viruses, malware or other cybersecurity incidents that may breach the security of our websites or other systems or networks to obtain unauthorized access to personal, confidential, proprietary or sensitive information, destroy data, disable or degrade service, or sabotage our systems or networks, and the increasing sophistication of such attacks;

- results of examinations by the OCC, the FRB, the CFPB and other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our allowance for credit losses, write-down assets, reimburse customers, change the way we do business, or limit or eliminate certain other banking activities;

- application of the OCC heightened regulatory standards for certain large insured national banks, and the expenses we will incur to develop policies, programs, and systems that comply with the enhanced standards applicable to us;

- our inability or determination not to pay dividends at current levels, or at all, because of inadequate earnings, regulatory restrictions or limitations, changes in our capital requirements, or a decision to increase capital by retaining more earnings;

- unanticipated loan delinquencies, loss of collateral, decreased service revenues, and other potential negative effects on our business caused by severe weather, pandemics or other public health crises, acts of terrorism or other external events;

- our ability to successfully execute our business plan and strategic initiatives; and

- unexpected significant declines in the loan portfolio due to the lack of economic expansion, increased competition, large prepayments, risk mitigation strategies, changes in regulatory lending guidance or other factors.

We undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in our expectations, except as required by law. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

Critical Accounting Estimates

Our accounting and reporting policies conform, in all material respects, to GAAP. In preparing the consolidated financial statements, management has made estimates, judgments and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of financial condition and results of operations for the periods indicated. Actual results could differ materially from those estimates.

Valley's accounting policies are fundamental to understanding management's discussion and analysis of its financial condition and results of operations. Our significant accounting policies are presented in Note 1 to the consolidated financial statements. We identified our policies for the allowance for credit losses, goodwill and other intangible assets, and income taxes to be critical because management has to make subjective and/or complex judgments about matters that are inherently uncertain and because it is likely that materially different amounts would be reported under different conditions or using different assumptions. Management has reviewed the application of these policies with the Audit Committee of the Board.

The judgments and estimates used by management in applying the critical accounting policies discussed below may be affected by significant changes in the economic environment, which may result in changes to future financial results. Specifically, subsequent evaluations of the loan portfolio, in light of the factors then prevailing, may result in material changes in the allowance for credit losses in future periods, and the inability to collect on outstanding loans could result in increased loan losses.

Allowance for Credit Losses. Determining the allowance for credit losses for loans has historically been identified as a critical accounting estimate. We estimate and recognize an allowance for lifetime expected credit losses for loans, unfunded credit commitments and HTM debt securities measured at amortized cost. See Notes 1, 4 and 5 to the consolidated financial statements for further discussion of our accounting policies and methodologies for establishing the allowance for credit losses.

The accounting estimate of the allowance for credit losses is a "critical accounting estimate" for the following reasons:

• Changes in the provision for credit losses can materially affect our financial results;

• Estimates relating to the allowance for credit losses require us to project future borrower performance, delinquencies and charge-offs, along with, when applicable, collateral values, based on a reasonable and supportable forecast period utilizing forward-looking economic scenarios in order to estimate probability of default and loss given default;

• The allowance for credit losses is influenced by factors outside of our control such as industry and business trends, geopolitical events and the effects of laws and regulations as well as economic conditions such as trends in GDP, unemployment, housing prices, interest rates, inflation, and energy prices; and

• Judgment is required to determine whether the models used to generate the allowance for credit losses produce an estimate that is sufficient to encompass the current view of lifetime expected credit losses.

Additionally, management's determination of the amount of the ACL is a critical accounting estimate because it requires significant reliance on the credit risk we ascribe to individual borrowers, the use of estimates and significant judgment as to the amount and timing of expected future cash flows on individually evaluated loans, significant reliance on historical loss rates on homogenous portfolios, consideration of our quantitative and qualitative evaluation of past events, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. Changes in such estimates could significantly impact our allowance and provision for credit losses. Accordingly, our actual credit loss experience may not be in line with our expectations.

Changes in Our Allowance for Credit Losses for Loans

Valley considers it difficult to quantify the impact of changes in the economic forecast on its allowance for credit losses for loans. However, management believes the following discussion may enable investors to better understand the variables that drive the allowance for credit losses for loans, which totaled $573.3 million and $465.6 million at December 31, 2024 and 2023, respectively.

As discussed further in the "Allowance for Credit Losses" section in this MD&A, we incorporated a multi-scenario economic forecast for estimating lifetime expected credit losses at December 31, 2024 and 2023. The qualitative economic component of our reserves at December 31, 2024 decreased by $43.8 million to approximately 8 percent of total allowance for credit losses for loans at December 31, 2024 as compared to 19 percent at December 31, 2023 largely due to gradual improvements in most economic indicators, including inflation, during 2024 and a higher level of previously expected losses transitioning as realized losses (i.e., charge-offs) through our ACL model in 2024. Other qualitative non-economic reserves, largely based upon management judgements about certain inherent factors in acquired loan portfolios not reflected in our quantitative reserves, also decreased $48.0 million to approximately 4 percent of total allowance for credit losses for loans at December 31, 2024 as compared to 16 percent at December 31, 2023. The decline was mostly due to the passage of time and better than expected performance of these portfolios. The net positive developments in these significant judgmental factors during 2024 were more than offset by increases in the quantitative portion of our allowance based upon a transition matrix model which calculates an expected life of loan loss percentage for each loan pool by generating probability of default and loss given default metrics.

The allowance for credit losses for loans also included specific reserves totaling $75.9 million and $74.2 million, respectively, at December 31, 2024 and 2023. These reserves are based upon management's valuation of collateral for collateral dependent loans. These specific reserves include $25.8 million and $37.7 million at December 31, 2024 and 2023, respectively, related to New York City taxi medallion loan valuations based on the estimated value of the underlying medallions. See additional details regarding our non-performing taxi medallion loan portfolio under the "Non-performing Assets" section of this MD&A.

Goodwill and Other Intangible Assets. We have significant goodwill and other intangible assets related to our acquisitions totaling $1.9 billion and $128.7 million at December 31, 2024, respectively. We record all acquired assets, including goodwill and other intangible assets, and assumed liabilities in purchase acquisitions at fair value as of the acquisition date, and expense all acquisition related costs as incurred as required by ASC Topic 805, "Business Combinations." The initial recording of goodwill and other intangible assets requires subjective judgments concerning estimates of the fair value of the acquired assets and assumed liabilities. Goodwill is subject to annual tests for impairment or more often, if events or circumstances indicate it may be impaired. Our determination of whether or not goodwill is impaired requires us to make significant judgments and to use significant estimates and assumptions regarding estimated future cash flows. If we change our strategy or if market conditions shift, our judgments may change, which may result in adjustments to the recorded goodwill balance. Other intangible assets are amortized over their estimated useful lives and are subject to impairment tests if events or circumstances indicate a possible inability to realize the carrying amount. Such evaluation of other intangible assets is based on undiscounted cash flow projections.

An impairment loss is recognized if the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, with the impairment loss not to exceed the amount of goodwill recorded. We perform our annual goodwill impairment test in the second quarter of each year, or more often if events or circumstances warrant. In addition to the annual impairment test, we assessed the immediate and long-term impact of significant market and bank regulatory changes, if applicable, on the macroeconomic variables and economic forecasts and how those might impact the fair value of our reporting units each quarter end. After consideration of these variables and other possible triggering events or circumstances, as well as our operating results, we determined it was more-likely-than-not that the fair values of our three reporting units, Wealth Management, Consumer Banking, and Commercial Banking, were in excess of their carrying values during 2024. Therefore, we concluded there were no triggering events that would require additional goodwill impairment test of the reporting units during 2024.

In 2025, we will continue to monitor and evaluate the overall economic conditions that may impact our market capitalization and any triggering events that may indicate a possible impairment of goodwill allocated to our reporting units. While not expected at this time, we may be required to record a charge to earnings should there be a deficiency in our estimated fair value of one or more of our reporting units during our subsequent annual (or more frequent) impairment tests. See the "Operating Segments" section in this MD&A for more information regarding our business segments/reporting units.

Fair value is determined using certain discounted cash flow and market multiple methods. Estimated cash flows may extend far into the future and, by their nature, are difficult to determine over an extended timeframe. Factors that may materially affect the estimates include, among others, macroeconomic conditions such as a deterioration in general economic conditions and economic forecasts, competitive forces, customer behaviors and attrition, changes in revenue growth trends, cost structures and technology, and changes in discount rates, growth rate, terminal values, and specific industry or market sector conditions. Additionally, we perform a market capitalization reconciliation to support the appropriateness of our reporting unit fair values and impairment test results. In performing this reconciliation, we compare the sum of fair value of the reporting units to our market capitalization, adjusted for the present value of estimated synergies which a market participant acquirer could reasonably expect to realize from a hypothetical acquisition of Valley.

To assist in assessing the impact of potential goodwill or other intangible assets impairment charges at December 31, 2024, the impact of a five percent impairment charge on these intangible assets would result in a reduction in pre-tax income of approximately $99.9 million. See Note 8 to the consolidated financial statements for additional information regarding goodwill and other intangible assets.

Income Taxes. We are subject to the income tax laws of the U.S., its states and municipalities. The income tax laws of the jurisdictions in which we operate are complex and subject to different interpretations by the taxpayer and the relevant government taxing authorities. In establishing a provision for income tax expense, we must make judgments and interpretations about the application of these inherently complex tax laws to our business activities, as well as the timing of when certain items may affect taxable income.

Our interpretations may be subject to review during examination by taxing authorities and disputes may arise over the respective tax positions. We attempt to resolve these disputes during the tax examination and audit process and ultimately through the court systems when applicable. We monitor relevant tax authorities and revise our estimate of accrued income taxes due to changes in income tax laws and their interpretation by the courts and regulatory authorities on a quarterly basis. Revisions of our estimate of accrued income taxes also may result from our own income tax planning and from the resolution of income tax controversies. Such revisions in our estimates may be material to our operating results for any given quarter.

The provision for income taxes is composed of current and deferred taxes. Deferred taxes arise from differences between assets and liabilities measured for financial reporting versus income tax return purposes. Deferred tax assets are recognized if, in management's judgment, their realizability is determined to be more likely than not. We perform regular reviews to ascertain the realizability of our deferred tax assets. These reviews include management's estimates and assumptions regarding future taxable income, which also incorporate various tax planning strategies. In connection with these reviews, if we determine that a portion of the deferred tax asset is not realizable, a valuation allowance is established. Management determined it is more likely than not that Valley will realize its net deferred tax assets, except for immaterial valuation allowances, as of December 31, 2024 and 2023.

We also maintain, when necessary, a reserve related to certain tax positions that management believes contain an element of uncertainty. An uncertain tax position is measured based on the largest amount of benefit that management believes is more likely than not to be realized. Our income tax expense reflected a decrease of $46.4 million in 2024 and increases of $3.0 million and $1.8 million in 2023 and 2022, respectively, to our tax provision related to reserve for uncertain tax liability positions and/or accrued interest related to such positions at December 31, 2024, 2023 and 2022, respectively.

See Notes 1 and 13 to the consolidated financial statements and the "Executive Summary" and "Income Taxes" sections in this MD&A for an additional discussion on the accounting for income taxes.

New Authoritative Accounting Guidance. See Note 1 of the consolidated financial statements for a description of recent accounting pronouncements including the dates of adoption and the anticipated effect on our results of operations and financial condition.

Executive Summary

Company Overview. At December 31, 2024, Valley had consolidated total assets of $62.5 billion, total net loans of $48.2 billion, total deposits of $50.1 billion and total shareholders' equity of $7.4 billion. Our commercial bank operations include branch office locations in northern and central New Jersey, the New York City boroughs of Manhattan, Brooklyn and Queens, Long Island, Westchester County, New York, Florida, California, Alabama and Illinois. Of our current 229 branch network, 56 percent, 18 percent, and 18 percent of the branches are located in New Jersey, New York, and Florida, respectively, with the remaining 8 percent of the branches in Alabama, California and Illinois combined. Over the past several years, we have grown significantly through organic efforts and our bank acquisition of Bank Leumi USA on April 1, 2022.

Weather Related Events. In early January 2025, destructive wildfires broke out in the Pacific Palisades area of Los Angeles, California. At this time, we have minimal direct loan exposure to this area, however, we continue to closely monitor the ongoing impact of these and other regional wildfires on our California client base and, where appropriate, we will work constructively with individual borrowers. We are committed to the greater Los Angeles market, and recently opened a branch location in Beverly Hills in August 2024. At December 31, 2024, approximately $1.7 billion, or 3.5 percent, of our $48.8 billion loan portfolio is located in California and mostly consists of commercial real estate loans. We also have a relatively small amount of California municipal bond issuers within our AFS and HTM investment securities portfolios at December 31, 2024 and we do not expect any impairment of these securities at this time.

As of December 31, 2024, the credit quality of our Florida loan portfolio has also remained resilient in the aftermath of Hurricanes Helene and Milton, which hit Florida in September and October 2024, respectively. At this time, there have been relatively few loan concessions (mostly in the form of loan payment deferrals up to 90 days) for distressed borrowers impacted by the hurricanes. At December 31, 2024, the hurricanes did not have a significant impact on the level of reserves or expected loan charge-offs within our allowance for loan losses. As a result, our provision for loan losses for the fourth quarter 2024 was net of an $8.0 million release of qualitative reserves for estimated losses related to the hurricanes in our allowance at September 30, 2024.

     Financial Condition. During 2024, we continued to strengthen the position of our balance sheet to best perform in the current economic environment, while also prudently managing and reducing the overall risk of our loan portfolio. The following items, including key balance sheet initiatives, are highlights at December 31, 2024.

- **Commercial Real Estate Loan Concentration:** Total commercial real estate loans (including construction loans) totaled $29.6 billion, or 60.7 percent of total loans at December 31, 2024 as compared to $32.0 billion, or 63.7 percent of total loans at December 31, 2023. While commercial real estate lending remains a key pillar of the success of our relationship banking model and our lending expertise, we continue to proactively diversify our loan portfolio by reducing new originations of certain types of transactional commercial real estate lending, such as non-owner occupied and multifamily loans to single-product borrowers. We remain focused on growing our commercial and industrial, owner occupied commercial real estate, and consumer loan portfolios. As a result, we have a current balance sheet goal to reduce our CRE loan concentration ratio to below 350 percent by December 31, 2025. At December 31, 2024, our CRE loan concentration ratio declined to 362 percent as compared to 421 percent and 474 percent at September 30, 2024 and December 31, 2023, respectively. The decline in the ratio was largely due to (1) bulk sales of commercial real estate and construction loans completed in the first half of 2024 and the fourth quarter 2024, (2) our preferred and common stock issuances in the second half of 2024, and (3) loan repayment activity in 2024, which outpaced new and refinanced loan volumes due to the planned lower production within the non-owner occupied and multifamily loan categories. See further details of our loan activities under the "Loan Portfolio" section below.

- **Regulatory Capital and Shareholders' Equity:** Total shareholders' equity increased $733.7 million to $7.4 billion at December 31, 2024 as compared to December 31, 2023 largely due to net proceeds of $448.9 million and $144.7 million from the issuances of common stock and Series C preferred stock through registered public offerings in November and August 2024, respectively, and retained earnings generated from our 2024 net income. Valley's total risk-based capital, common equity Tier 1 capital, Tier 1 capital and Tier 1 leverage capital ratios were 13.87 percent, 10.82 percent, 11.55 percent, and 9.16 percent, respectively, at December 31, 2024 as compared to 11.76 percent, 9.29 percent, 9.72 percent and 8.16 percent, respectively, at December 31, 2023. Currently, we expect that Valley's common equity Tier 1 capital will gradually increase to approximately 11 percent by December 31, 2025 largely through projected growth in our retained earnings and continuous management of the overall regulatory risk weighted asset profile of our balance sheet, including the goal to reduce our commercial real estate loan concentration. See the "Capital Adequacy" section below for more information.

- **Allowance for Credit Losses:** The ACL for loans totaled $573.3 million and $465.6 million at December 31, 2024 and December 31, 2023, respectively, representing 1.17 percent and 0.93 percent of total loans at each respective date. The increase reflects, among other factors, an increase in quantitative reserves across most of our commercial loan categories driven by higher net loan charge-offs and nearly 8 percent loan growth in our commercial and industrial loan portfolio in 2024. Given our current projections for continued growth in our commercial and industrial loan portfolio and credit trends within our loan portfolio, we anticipate the ACL will migrate towards approximately 1.25 percent of total loans at December 31, 2025. However, we can provide no assurance that our actual future ACL for loans required under our CECL methodology will not exceed this current projection due to the uncertain nature of our assumptions. See the "Allowance for Credit Losses" section for additional information.

- **Credit Quality:** Non-performing assets (NPAs) as a percentage of total loans and NPAs increased to 0.76 percent at December 31, 2024 as compared to 0.58 percent at December 31, 2023. Total net loan charge-offs to average loans were 0.40 percent for the fourth quarter 2024 as compared with 0.13 percent for the fourth quarter 2023. See the "Non-Performing Assets" section for additional information.

- **Liquid Assets:** Our liquid assets totaled $5.5 billion at December 31, 2024, representing 9.6 percent of interest earning assets as compared with $2.4 billion, or 4.3 percent of interest earning assets at December 31, 2023. We continue to maintain significant access to readily available, diverse funding sources to fulfill both short-term and long-term funding needs. Currently, we have a strategic goal to maintain a ratio of loans to deposits at or below 97 percent in 2025, which is relatively unchanged as compared with our actual ratio of loans to deposits of 97.5 percent at December 31, 2024. See the "Bank Liquidity" section for additional information.

- **Deposits:** Total deposits increased $833.0 million to $50.1 billion at December 31, 2024 as compared to $49.2 billion at December 31, 2023 mainly due to higher direct commercial customer money market and NOW deposits, partially offset by a decrease in both brokered and retail time deposits. Total indirect customer deposits (including both brokered money market and time deposits) totaled $7.1 billion at December 31, 2024 and declined $397.2 million as compared with December 31, 2023. During the fourth quarter 2024, we used a significant portion of the net proceeds from the sale of commercial real estate loans held for sale to repay maturing indirect customer deposits. See the "Deposits and Other Borrowings" section for more details.

- **Investment Securities:** Total investment securities increased $1.9 billion to $7.0 billion, or 11.2 percent of total assets, at December 31, 2024 as compared to December 31, 2023 mainly due to targeted purchases of residential mortgage backed securities primarily issued by Ginnie Mae (with a risk-weighting of zero for regulatory capital purposes) in the second half of 2024 that were classified as AFS. See the "Investment Securities Portfolio" section for more details.

Annual Results. Net income for the year ended December 31, 2024 was $380.3 million, or $0.69 per diluted common share as compared to $498.5 million, or $0.95 per diluted common share for 2023. The $118.2 million decrease in net income as compared to 2023 was mainly due to the following changes:

- a $258.6 million increase in our provision for credit losses driven by higher quantitative reserves for commercial loans;

- a $36.8 million decrease in net interest income mostly due to a higher cost of deposits, partially offset by an increase in loan yield; and

- a $1.2 million decrease in non-interest income;

 Which was partially offset by:

- a $121.6 million decrease in income tax expense mostly due to lower pre-tax income and a fourth quarter 2024 tax benefit resulting from a $46.4 million total reduction in uncertain tax liability positions and related accrued interest; and

- a $56.8 million decrease in non-interest expense mainly due to a $67.1 million decrease in non-core items, including a $41.5 million reduction in the FDIC special assessment expense related to certain bank failures (highlighted in the "— Non-GAAP Financial Measures" section below);

See the "Net Interest Income," "Non-Interest Income," "Non-Interest Expense," and "Income Taxes" sections in this MD&A for more details on the items above and other non-core items impacting our 2024 annual results.

Operating Environment. Real gross domestic product (GDP) increased at an annual rate of 2.8 percent as compared to 2.9 percent during 2023. The increase in 2024 was primarily driven by gross private domestic investment and personal consumption. The gains were partly offset by decreases in government consumption expenditures and net exports. Inflation continued to modestly improve with the consumer price index on a year over year basis decelerating from 3.3 percent at December 31, 2023 to 2.9 percent at December 31, 2024.

Starting in mid-September 2024 at its Federal Open Market Committee meeting, the Federal Reserve began to incrementally lower the target range for the federal funds rate at three consecutive meetings from 5.25 - 5.50 percent to the current target of 4.25 - 4.50 percent in December 2024. In December 2024, the Committee indicated it expects just two 25 basis points cuts in 2025. At its recent meeting in January 2025, the Committee left the current target federal funds rate unchanged largely due to a healthy labor market, elevated inflation and an uncertain economic outlook caused by several factors, including the unknown impact of potential new policies implemented by the U.S. presidential administration. In addition, the Committee indicated it would continue reducing its holdings of Treasury securities and agency debt and mortgage-backed securities, as described in its previously announced plans.

The 10-year U.S. Treasury note yield increased to 4.58 at December 31, 2024 from 3.88 percent one year ago, and the 2-year U.S. Treasury note yield ended 2024 increased 2 basis points to 4.25 percent at December 31, 2024 as compared to 2023.

Total loans and leases for U.S. commercial banks increased 2.9 percent in 2024 compared to 2.2 percent in 2023. Consumer loans grew by 3.0 percent, while commercial and industrial and commercial real estate loans increased 1.3 percent and 1.2 percent, respectively, from 2023 to 2024. Overall, most banks reported easing of underwriting standards on commercial loans. Throughout the year of 2024, the combination of relatively high mortgage interest rates and tight inventories kept residential mortgage loan activity low.

After yield curve inversion of more than two years, the normalization of interest rates in late 2024 should set the stage for a more benign operating environment for banks in 2025. The outlook for economic growth, and general optimism around easing bank regulation in the wake of the U.S. presidential election further supports the expectation for an improved operating environment. However, several other factors, including those recently noted by the Federal Reserve, have made the future direction of the economy uncertain, and should economic conditions deteriorate, causing business activity, spending and investment to decline, these and other factors may adversely impact our financial results, as highlighted in the remaining MD&A discussion below.

Deposits and Other Borrowings. We define cumulative deposit beta as the change in our cost of total deposits relative to the change in the average Fed Funds (upper bound) rate. We differentiate between the cumulative deposit beta during the rate increase cycle, which began in the first quarter of 2022 and ended in the second quarter of 2024, and the cumulative deposit beta during the rate decrease cycle which started in the third quarter of 2024. Our cumulative deposit beta in the interest rate increase cycle (between December 31, 2021 and June 30, 2024) was approximately 58 percent. The Federal Reserve started an interest rate decrease cycle during the third quarter 2024. Our cumulative deposit beta in this current interest rate decrease cycle (between June 30, 2024 and December 31, 2024) was 34 percent. Our cumulative deposit beta for the fourth quarter 2024 was 51 percent. The beta in the fourth quarter was mainly driven by a full quarter's impact of the Federal Reserve's initial rate cut, and our ability to broadly reduce costs of interest bearing deposit products coupled with an overall increase in non-interest bearing deposit balances from customers and a reduction of higher cost, indirect customer CDs. See the "Net Interest Income" section for additional details on the changes in our cost of deposits during the fourth quarter 2024.

Total average deposits increased by $1.3 billion to $49.8 billion for the year ended December 31, 2024 as compared to 2023. Average savings, NOW and money market deposit balances increased $1.9 billion largely due to our strong focus on deposit generation from both direct commercial customers and national specialized deposits, as well as continuing to benefit from some inflows from the non-interest bearing deposit category. Average time deposits balances increased $716.5 million primarily due to our increased use of fully insured indirect customer (i.e., brokered) CDs as an alternate and attractively priced funding source (mainly compared to similar term FHLB borrowings) starting in the second quarter 2024. These increases were partially offset by a $1.4 billion decrease in average non-interest bearing deposits caused by the level of market interest rates and a continued shift in customer preference to interest bearing deposit products and other attractive investment alternatives to deposits during most of 2024. Average non-interest bearing deposits; savings, NOW and money market deposits; and time deposits represented approximately 23 percent, 51 percent and 27 percent of total deposits at December 31, 2024, respectively, as compared to 26 percent, 48 percent and 26 percent of total deposits at December 31, 2023, respectively.

Actual ending balances for deposits increased $833.0 million to $50.1 billion at December 31, 2024 as compared to 2023 mostly due to an increase of $1.8 billion in savings, NOW and money market deposits, partially offset by decreases of $834.2 million and $110.8 million in time and non-interest bearing deposits, respectively. The increase in savings, NOW and money market deposits was largely due to broad-based direct commercial deposits and, to a lesser extent, consumer customer inflows, as well as increases in digital and national specialized deposit accounts at December 31, 2024. The decrease in time deposits was mostly due to maturity and repayment of both indirect and direct customer CDs, as we elected to pay down these higher cost funding sources with excess cash liquidity during the fourth quarter 2024. As a result, total indirect customer deposits (primarily brokered CDs and, to a lesser extent, money market deposits) decreased to $7.1 billion at December 31, 2024 as compared to $9.1 billion and $7.5 billion at September 30, 2024 and December 31, 2023, respectively. While non-interest bearing balances continued to be challenged by the level of market interest rates and the aforementioned changes in customer behavior during most of 2024, we did experience solid non-interest bearing deposit inflows from both commercial and consumer customers during the fourth quarter 2024 resulting in a $274.9 million increase to $11.4 billion at December 31, 2024 from September 30, 2024. Non-interest bearing deposits; savings, NOW and money market deposits; and time deposits represented approximately 23 percent, 53 percent and 25 percent of total deposits as of December 31, 2024, respectively, as compared to 23 percent, 50 percent and 27 percent as of December 31, 2023, respectively.

The following table summarizes CDs included in time deposits in excess of the FDIC insurance limit by maturity at December 31, 2024:

	2024
	(in thousands)
Less than three months	$ 944,311
Three to six months	491,200
Six to twelve months	721,818
More than twelve months	209,319
Total	$ 2,366,648

Total estimated uninsured deposits, excluding collateralized government deposits and intercompany deposits (i.e., deposits eliminated in consolidation), totaled approximately $12.6 billion, or 25 percent of total deposits, at December 31, 2024 as compared to $12.2 billion, or 25 percent of total deposits, at December 31, 2023.

While we maintained a diversified commercial and consumer deposit base at December 31, 2024, deposit gathering initiatives and our current deposit base could be challenged due to market competition, attractive non-deposit investment alternatives in the financial markets and other factors. As a result, we cannot guarantee that we will be able to maintain deposit levels at or near those reported at December 31, 2024. Management continuously monitors liquidity and all available funding sources including non-deposit borrowings discussed below. See the "Liquidity and Cash Requirements" section of this MD&A for additional information.

The following table presents average short-term and long-term borrowings for the years ended December 31, 2024 and 2023:

	2024		2023
	(in thousands)		
Average short-term borrowings:			
FHLB advances	$	375,505	$	1,713,448
Securities sold under repurchase agreements		64,946		89,430
Federal funds purchased		4,809		78,822
Total	$	445,260	$	1,881,700
Average long-term borrowings:			
FHLB advances	$	2,428,428	$	1,446,790
Subordinated debt		641,206		723,852
Junior subordinated debentures issued to capital trusts		57,283		56,936
Total	$	3,126,917	$	2,227,578

Average short-term borrowings decreased $1.4 billion at December 31, 2024 as compared to 2023 mostly due to a shift from the use of short-term FHLB advances to primarily indirect customer money market and time deposits in our average mix of funding sources and $1.0 billion of new long-term FHLB advances issued in the first quarter 2024.

Average long-term borrowings (including junior subordinated debentures issued to capital trusts which are presented separately on the consolidated statements of financial condition) increased $899.3 million at December 31, 2024 as compared to 2023. The increase was mainly due to the new FHLB advances totaling $1.0 billion issued in early March 2024. The new long-term FHLB borrowings have a weighted average rate of 4.54 percent and a weighted average remaining contractual term of 2.8 years at December 31, 2024.

Actual ending balances for short-term borrowings decreased $845.1 million to $72.7 million at December 31, 2024 as compared to 2023 mainly due to a moderate decline in securities sold under repurchase agreements. Long-term borrowings increased $845.8 million to $3.2 billion at December 31, 2024 as compared to $2.3 billion at December 31, 2023 primarily due to the new FHLB advances issued during the first half of 2024. See the "Net Interest Income" section below and Note 10 to the consolidated financial statements for additional details on our borrowed funds.

Non-GAAP Financial Measures. The table below presents selected performance indicators, their comparative non-GAAP measures and the (non-GAAP) efficiency ratio for the periods indicated. Valley believes that the non-GAAP financial measures provide useful supplemental information to both management and investors in understanding Valley's underlying operational performance, business, and performance trends, and may facilitate comparisons of our current and prior performance with the performance of others in the financial services industry. Management utilizes these measures, on a consolidated basis, for internal planning, forecasting and analysis purposes. Management believes that Valley's presentation and discussion of this supplemental information, together with the accompanying reconciliations to the GAAP financial measures, also allows investors to view our overall performance in a manner similar to management. These non-GAAP financial measures should not be considered in isolation, as a substitute for or superior to financial measures calculated in accordance with GAAP. These non-GAAP financial measures may also be calculated differently from similar measures disclosed by other companies.

The following table presents our annualized performance ratios for the three years ended December 31, 2024, 2023 and 2022:

Selected Performance Indicators	2024	2023	2022
	($ in thousands, except for %)		
GAAP measures:			
Net income, as reported	$ 380,271	$ 498,511	$ 568,851
Return on average assets	0.61 %	0.82 %	1.09 %
Return on average shareholders' equity	5.51	7.60	9.50
Non-GAAP measures:			
Net income, as adjusted	$ 343,559	$ 554,271	$ 650,452
Return on average assets, as adjusted	0.55 %	0.91 %	1.25 %
Return on average shareholders' equity, as adjusted	4.98	8.45	10.87
Return on average tangible shareholders' equity (ROATE)	7.78	11.05	14.08
ROATE, as adjusted	7.03	12.29	16.10
Efficiency ratio, as adjusted	57.98 %	56.62 %	50.55 %

	As of December 31,		
Common Equity Per Share Data:	2024	2023	2022
Book value per common share (GAAP)	$ 12.67	$ 12.79	$ 12.23
Tangible book value per common share (non-GAAP)	9.10	8.79	8.15

Non-GAAP Reconciliations to GAAP Financial Measures

Adjusted net income for the three years ended December 31, 2024, 2023 and 2022 is computed as follows:

	2024	2023	2022
	(in thousands)		
Net income, as reported (GAAP)	$ 380,271	$ 498,511	$ 568,851
Non-GAAP adjustments:			
Add: FDIC Special assessment [1]	8,757	50,297	—
Add: Restructuring charge [2]	2,039	9,969	—
Add: Provision for credit losses for available for sale securities [3]	—	5,000	—
Add: Non-PCD provision for credit losses [4]	—	—	41,012
Add: Merger related expenses [5]	—	14,133	71,203
Add: Litigation reserve [6]	—	3,540	—
Add: Net losses on the sale of commercial real estate loans [7]	13,660	—	—
Add: Losses (gains) on available for sale and held to maturity debt securities, net [8]	15	(401)	(95)
Less: Gain on sale of commercial premium finance lending division [9]	(3,629)	—	—
Less: Net gains on sales of office buildings [9]	—	(6,721)	—
Less: Litigation settlements [10]	(7,334)	—	—
Less: Income tax benefit [11]	(46,431)	—	—
Total non-GAAP adjustments to net income	(32,923)	75,817	112,120
Income tax adjustments related to non-GAAP adjustments [12]	(3,789)	(20,057)	(30,519)
Net income, as adjusted (non-GAAP)	$ 343,559	$ 554,271	$ 650,452

(1) Included in the FDIC insurance assessment.

(2) Represents severance expense related to workforce reductions within salary and employee benefits expense.

(3) Included in provision for credit losses for available for sale and held to maturity securities (tax disallowed).

(4) Represents provision for credit losses for non-PCD assets and unfunded credit commitments acquired during the period.

(5) Primarily represents data processing termination costs within technology, furniture and equipment expense for 2023. Merger related expenses were primarily salary and employee benefits expense for 2022.

(6) Represents legal reserves and settlement charges included in professional and legal fees.

(7) Represents actual and mark to market losses on commercial real estate loan sales included in (losses) gains on sales of loans, net.

(8) Included in gains (losses) on securities transactions, net.

(9) Included in gains on sale of assets, net.

(10) Represents recoveries from legal settlements included in other income.

(11) Represents the income tax benefit from the reduction in uncertain tax liability positions and accrued interest and penalties due to statute of limitation expirations included in income tax expense.

(12) Calculated using the appropriate blended statutory tax rate for the applicable period.

In addition to the items used to calculate net income, as adjusted, in the table above, our net income is, from time to time, impacted by fluctuations in the overall level of net gains on sales of loans, wealth management and trust fees, and capital markets fees. These amounts can vary widely from period to period due to, among other factors, the amount and timing of residential mortgage loans originated for sale, brokerage and tax credit investment advisory activities and commercial loan customer demand for certain interest rate swap products. See the "Non-Interest Income" section below for more details.

Adjusted annualized return on average assets for the three years ended December 31, 2024, 2023 and 2022 is computed by dividing adjusted net income by average assets, as follows:

	2024	2023	2022
	($ in thousands)		
Net income, as adjusted (non-GAAP)	$ 343,559	$ 554,271	$ 650,452
Average assets (GAAP)	$ 61,973,902	$ 61,065,897	$ 52,182,310
Annualized return on average assets, as adjusted (non-GAAP)	0.55 %	0.91 %	1.25 %

Adjusted annualized return on average shareholders' equity for the three years ended December 31, 2024, 2023 and 2022 is computed by dividing adjusted net income by average shareholders' equity, as follows:

	2024	2023	2022
	($ in thousands)		
Net income, as adjusted (non-GAAP)	$ 343,559	$ 554,271	$ 650,452
Average shareholders' equity (GAAP)	$ 6,900,204	$ 6,558,768	$ 5,985,236
Annualized return on average shareholders' equity, as adjusted (non-GAAP)	4.98 %	8.45 %	10.87 %

ROATE and adjusted ROATE for the three years ended December 31, 2024, 2023 and 2022 are computed by dividing net income and adjusted net income, respectively, by average shareholders' equity less average goodwill and average other intangible assets, as follows:

	2024	2023	2022
	($ in thousands)		
Net income, as reported (GAAP)	$ 380,271	$ 498,511	$ 568,851
Net income, as adjusted (non-GAAP)	$ 343,559	$ 554,271	$ 650,452
Average shareholders' equity (GAAP)	$ 6,900,204	$ 6,558,768	$ 5,985,236
Less: Average goodwill and other intangible assets (GAAP)	2,012,713	2,047,172	1,944,503
Average tangible shareholders' equity (non-GAAP)	$ 4,887,491	$ 4,511,596	$ 4,040,733
Annualized ROATE (non-GAAP)	7.78 %	11.05 %	14.08 %
Annualized ROATE, as adjusted (non-GAAP)	7.03 %	12.29 %	16.10 %

The efficiency ratio for the years ended December 31, 2024, 2023 and 2022 is computed as follows:

	2024	2023	2022
	($ in thousands)		
Total non-interest expense, as reported (GAAP)	$ 1,105,860	$ 1,162,691	$ 1,024,949
Less: FDIC Special assessment [1]	8,757	50,297	—
Less: Restructuring charge [2]	2,039	9,969	—
Less: Merger related expenses [3]	—	14,133	71,203
Less: Litigation reserve [4]	—	3,540	—
Less: Amortization of tax credit investments	18,946	18,009	12,407
Total non-interest expense, as adjusted (non-GAAP)	1,076,118	1,066,743	941,339
Net interest income, as reported (GAAP)	1,628,708	1,665,478	1,655,640
Total non-interest income, as reported (GAAP)	224,501	225,729	206,793
Add: Net losses on the sale of commercial real estate loans [5]	13,660	—	—
Less: Net gains on sales of office buildings [6]	—	(6,721)	—
Less: Gain on sale of commercial premium finance lending division [6]	(3,629)	—	—
Less: Losses (gains) on available for sale and held to maturity debt securities transactions, net [7]	15	(401)	(95)
Less: Litigation settlements [8]	(7,334)	—	—
Total net interest income and non-interest income, as adjusted (non-GAAP)	$ 227,213	$ 218,607	$ 206,698
Gross operating income, as adjusted (non-GAAP)	$ 1,855,921	$ 1,884,085	$ 1,862,338
Efficiency ratio, (non-GAAP)	57.98 %	56.62 %	50.55 %

(1) Included in the FDIC insurance expense.
(2) Represents severance expense related to workforce reductions within salary and employee benefits expense.
(3) Primarily represents data processing termination costs within technology, furniture and equipment expense for 2023. Merger related expenses were primarily salary and employee benefits expense for 2022.
(4) Included in professional and legal fees.
(5) Included in (losses) gains on sales of loans, net.
(6) Included in gains on sales of assets, net.
(7) Included in gains (losses) on securities transactions, net.
(8) Represents recoveries from legal settlements included in other income.

Tangible book value per common share is computed by dividing shareholders' equity less preferred stock, goodwill and other intangible assets by common shares outstanding for the two years ended December 31, 2024 and 2023, as follows:

	2024	2023
	($ in thousands, except for share data)	
Common shares outstanding	558,786,093	507,709,927
Shareholders' equity (GAAP)	$ 7,435,127	$ 6,701,391
Less: Preferred stock	354,345	209,691
Less: Goodwill and other intangible assets	1,997,597	2,029,267
Tangible common shareholders' equity (non-GAAP)	$ 5,083,185	$ 4,462,433
Tangible book value per common share (non-GAAP)	$ 9.10	$ 8.79
Book value per common share (GAAP)	12.67	12.79

Net Interest Income

Net interest income consists of interest income and dividends earned on interest earning assets less interest expense on interest bearing liabilities and represents the main source of income for Valley. The net interest margin on a fully tax equivalent basis is calculated by dividing tax equivalent net interest income by average interest earning assets and is a key measurement used in the banking industry to measure income from interest earning assets.

Annual Period 2024. Net interest income on a tax equivalent basis decreased by $37.1 million to $1.6 billion for 2024 as compared to 2023. Interest income on a tax equivalent basis increased $218.3 million to $3.4 billion for 2024 as compared to 2023. The increase was mostly due to higher yields on both new originations and adjustable rate loans for most of 2024 and a $678.7 million increase in average loan balances driven by organic new loan volumes and, to a lesser extent, a continuation of slower loan prepayments in 2024. The increase in interest income was offset by an increase of $255.4 million in total interest expense to $1.7 billion for 2024 as compared to 2023 mainly due to higher costs on most interest bearing deposit products during the first nine months of 2024 coupled with an increase in average interest bearing deposit balances.

Average interest earning assets totaling $57.3 billion for the year ended December 31, 2024 increased $817.4 million, or 1.4 percent, as compared to 2023 mainly due to a $678.7 million increase in average loan balances driven by organic growth concentrated mostly in the commercial and industrial, commercial real estate non-owner occupied and automobile loan categories of our portfolio during 2024. Average taxable investments also increased $750.6 million largely due to additional purchases of residential mortgage-backed securities classified as available for sale during year ended December 31, 2024. These increases were partially offset by a $568.9 million decrease in average interest bearing cash balances as compared to 2023, as we significantly reduced the level of excess cash held overnight in the latter half of 2023 and the full year of 2024. The average interest bearing cash balances were prudently held at elevated levels for an extended period of time during 2023 as part of our liquidity management navigating the fallout from the banking failures in the first half of 2023.

Average interest bearing liabilities increased $2.1 billion to $42.1 billion for the year ended December 31, 2024 as compared to 2023 mainly due to increases of $2.6 billion and $899.3 million in average interest bearing deposits and long-term borrowings, respectively, offset by a $1.4 billion decrease in average short-term borrowings. The increase in average interest bearing deposits was largely due to strong inflows from direct commercial customer and specialized national deposits during 2024, as well as greater use of indirect customer CDs as an alternate funding source. Average long-term borrowings increased as compared to 2023 mostly due to new FHLB advances totaling $1.0 billion issued in early March 2024. The decrease in average short-term borrowings was mostly the result of a significant shift from the use of short-term FHLB advances to indirect customer CDs in our mix of liquidity funding sources during 2024. See additional information under "Deposits and Other Borrowings" in the Executive Summary section above.

Net interest margin on a tax equivalent basis was 2.85 percent for the year ended December 31, 2024 and decreased 11 basis points as compared to 2023. The decrease as compared to 2023 was mostly driven by a 42 basis point increase in the cost of average interest-bearing liabilities which outpaced a 30 basis point increase in the yield on average interest earning assets primarily due to the higher level of short-term market interest rates and a prolonged inverted yield curve during most of 2024. The cost of total average deposits increased 9 basis points to 3.13 percent for 2024 as compared to 2023. The yield on average loans increased 31 basis points to 6.16 percent for 2024 as compared to 5.85 percent in 2023 largely due to higher interest rates on new originations and adjustable rate loans for most of 2024. The yield on average taxable investments increased 50 basis points as compared to 2023 largely due to higher yielding investment securities purchased during 2024. The yield on interest bearing deposits with banks (mainly overnight cash balances held at the FRB of New York) also increased 32 basis points as compared to 2023 due to the high level of short-term interest rates during most of 2024.

Fourth Quarter 2024. Net interest income on a tax equivalent basis of $424.3 million for the fourth quarter 2024 increased $12.5 million and $25.7 million as compared to the third quarter 2024 and fourth quarter 2023, respectively. Interest income on a tax equivalent basis decreased $25.7 million to $836.1 million for the fourth quarter 2024 as compared to the third quarter 2024. The decrease was mostly driven by lower interest income on adjustable rate loans caused by downward repricing and lost interest income related to the commercial real estate loan sales during the fourth quarter 2024, partially offset by higher interest income from targeted purchases of taxable investments within the available for sale securities portfolio and higher yields on new and renewed loan originations. Total interest expense decreased $38.2 million to $411.8 million for the fourth quarter 2024 as compared to the third quarter 2024 mainly due to lower costs on most interest bearing deposit products and a $702.2 million decrease in average time deposit balances primarily related to the repayment of indirect customer CDs throughout the fourth quarter.

Net interest margin on a tax equivalent basis of 2.92 percent for the fourth quarter 2024 increased 6 basis points and 10 basis points from 2.86 percent and 2.82 percent, respectively, for the third quarter 2024 and fourth quarter 2023. The increase as compared to the third quarter 2024 was mostly due to the 31 basis point decline in our cost of total average deposit, partially offset by the lower yield on average interest earning assets. The yield on average interest earning assets decreased by 23 basis points to 5.75 on a linked quarter basis largely due to downward repricing of our adjustable rate loans and a higher amount of our average earning assets held in relatively lower-yielding cash and investment securities, partially offset by higher yielding investment purchases. The overall cost of average interest bearing liabilities decreased by 37 basis points to 3.85 percent for the fourth quarter 2024 as compared to the linked third quarter 2024 largely due to lower interest rates on deposits. Our cost of total average deposits was 2.94 percent for the fourth quarter 2024 as compared to 3.25 percent and 3.13 percent for the third quarter 2024 and fourth quarter 2023, respectively.

Based upon our latest model estimates, we anticipate net interest income growth of approximately 9 to 12 percent for the full year of 2025 as compared to 2024. While we are optimistic about the projected net interest income for 2025, our forecasts include several uncertain assumptions, including an expected incremental decrease in our funding costs over the next 12-months and stability in yield from our fixed rate loan portfolio. As such, we cannot provide any assurances that our net interest income or margin will remain at the levels reported for the fourth quarter 2024.

The following table reflects the components of net interest income for each of the three years ended December 31, 2024, 2023 and 2022:

ANALYSIS OF AVERAGE ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY AND NET INTEREST INCOME ON A TAX EQUIVALENT BASIS

	2024			2023			2022		
	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
				($ in thousands)					
Assets									
Interest earning assets:									
Loans [1][2]	$50,030,586	$3,079,958	6.16 %	$49,351,861	$2,887,026	5.85 %	$41,930,353	$1,828,576	4.36 %
Taxable investments [3]	5,741,591	206,898	3.60	4,990,942	154,847	3.10	4,628,353	117,184	2.53
Tax-exempt investments [1][3]	573,491	24,371	4.25	616,555	25,703	4.17	586,956	22,687	3.87
Interest bearing deposits with banks	972,258	51,482	5.30	1,541,170	76,809	4.98	921,719	13,064	1.42
Total interest earning assets	57,317,926	3,362,709	5.87	56,500,528	3,144,385	5.57	48,067,381	1,981,511	4.12
Allowance for loan losses	(502,236)			(452,713)			(442,068)		
Cash and due from banks	429,075			395,895			386,399		
Other assets	4,882,916			4,805,711			4,254,389		
Unrealized gains (losses) on securities available for sale, net	(153,779)			(183,524)			(83,791)		
Total assets	$61,973,902			$61,065,897			$52,182,310		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Savings, NOW and money market deposits	$25,148,637	$913,963	3.63 %	$23,228,453	$739,025	3.18 %	$22,652,502	$186,709	0.82 %
Time deposits	13,421,273	644,964	4.81	12,704,775	535,749	4.22	5,009,302	69,691	1.39
Total interest bearing deposits	38,569,910	1,558,927	4.04	35,933,228	1,274,774	3.55	27,661,804	256,400	0.93
Short-term borrowings	445,260	22,047	4.95	1,881,700	94,869	5.04	1,024,352	17,453	1.70
Long-term borrowings	3,126,917	147,815	4.73	2,227,578	103,770	4.66	1,504,111	47,190	3.14
Total interest bearing liabilities	42,142,087	1,728,789	4.10	40,042,506	1,473,413	3.68	30,190,267	321,043	1.06
Non-interest bearing deposits	11,208,053			12,558,441			14,789,661		
Other liabilities	1,723,558			1,906,182			1,217,146		
Shareholders' equity	6,900,204			6,558,768			5,985,236		
Total liabilities and shareholders' equity	$61,973,902			$61,065,897			$52,182,310		
Net interest income/interest rate spread [5]		1,633,920	1.77 %		1,670,972	1.89 %		1,660,468	3.06 %
Tax equivalent adjustment		(5,212)			(5,494)			(4,828)	
Net interest income, as reported		$1,628,708			$1,665,478			$1,655,640	
Net interest margin [6]			2.84 %			2.95 %			3.44 %
Tax equivalent effect			0.01			0.01			0.01
Net interest margin on a fully tax equivalent basis [6]			2.85 %			2.96 %			3.45 %

[1] Interest income is presented on a tax equivalent basis using a 21 percent federal tax rate.
[2] Loans are stated net of unearned income and include non-accrual loans.
[3] The yield for securities that are classified as AFS is based on the average historical amortized cost.
[4] Includes junior subordinated debentures issued to capital trusts which are presented separately on the consolidated statements of condition.
[5] Interest rate spread represents the difference between the average yield on interest earning assets and the average cost of interest bearing liabilities and is presented on a fully tax equivalent basis.
[6] Net interest income as a percentage of total average interest earning assets.

The following table demonstrates the relative impact on net interest income of changes in the volume of interest earning assets and interest bearing liabilities and changes in rates earned and paid by Valley on such assets and liabilities. Variances resulting from a combination of changes in volume and rates are allocated to the categories in proportion to the absolute dollar amounts of the change in each category.

CHANGE IN NET INTEREST INCOME ON A TAX EQUIVALENT BASIS

	2024 Compared to 2023			2023 Compared to 2022		
	Change Due to Volume	Change Due to Rate	Total Change	Change Due to Volume	Change Due to Rate	Total Change
	(in thousands)					
Interest income:						
Loans*	$ 40,137	$ 152,795	$ 192,932	$ 361,377	$ 697,073	$ 1,058,450
Taxable investments	25,103	26,948	52,051	9,714	27,949	37,663
Tax-exempt investments*	(1,822)	490	(1,332)	1,179	1,837	3,016
Federal funds sold and other interest bearing deposits	(29,868)	4,541	(25,327)	13,437	50,308	63,745
Total increase in interest income	33,550	184,774	218,324	385,707	777,167	1,162,874
Interest expense:						
Savings, NOW and money market deposits	64,286	110,652	174,938	4,867	547,448	552,315
Time deposits	31,428	77,787	109,215	200,705	265,353	466,058
Short-term borrowings	(71,155)	(1,667)	(72,822)	23,174	54,242	77,416
Long-term borrowings and junior subordinated debentures	42,492	1,553	44,045	28,178	28,402	56,580
Total increase in interest expense	67,051	188,325	255,376	256,924	895,445	1,152,369
(Decrease) increase in net interest income	$ (33,501)	$ (3,551)	$ (37,052)	$ 128,783	$ (118,278)	$ 10,505

---

* Interest income is presented on a tax equivalent basis using a 21 percent federal tax rate.

Non-Interest Income

Non-interest income represented 6.3 percent and 6.7 percent of total interest income plus non-interest income for 2024 and 2023, respectively. For the year ended December 31, 2024, non-interest income decreased $1.2 million as compared to the year ended December 31, 2023. See further details below.

The following table presents the components of non-interest income for the years ended December 31, 2024, 2023, and 2022:

	2024	2023	2022
	(in thousands)		
Wealth management and trust fees	$ 62,616	$ 44,158	$ 34,709
Insurance commissions	12,794	11,116	11,975
Capital markets	27,221	41,489	52,362
Service charges on deposit accounts	48,276	41,306	36,930
Gains (losses) on securities transactions, net	100	1,104	(1,230)
Fees from loan servicing	12,393	10,670	11,273
(Losses) gains on sales of loans, net	(5,840)	6,054	6,418
Gains on sales of assets, net	3,727	6,809	897
Bank owned life insurance	16,942	11,843	8,040
Other	46,272	51,180	45,419
Total non-interest income	$ 224,501	$ 225,729	$ 206,793

Wealth management and trust fees income increased by $18.5 million for the year ended December 31, 2024 as compared to 2023. The increase was mainly driven by stronger fee production from tax credit advisory services and, to a lesser extent, increased brokerage commissions due to stronger customer trading volume at our broker dealer subsidiary during 2024. Brokerage fees totaled $23.4 million and $19.1 million for the years ended December 31, 2024 and 2023, respectively.

Capital markets income decreased $14.3 million for the year ended December 31, 2024 as compared to 2023 mainly due to a decline in the volume of interest rate swap transactions executed for commercial customers, as well as a $2.1 million decrease in loan syndication and participation fees. Swap fee income totaled $13.3 million and $28.4 million December 31, 2024 and 2023, respectively. These decreases were partially offset by a $3.4 million increase in foreign exchange fees for the year ended December 31, 2024 as compared to 2023.

Service charges on deposit accounts increased $7.0 million for the year ended December 31, 2024 as compared to 2023 mainly due to additional treasury service related fees for commercial deposit accounts. In addition, the level of our 2023 service charges on deposit accounts was modestly impacted by waived transactional fees for customers around the time of our core system conversion in October 2023.

The net gains on securities transactions for the year ended December 31, 2023 included an $869 thousand gain on the sale of a previously impaired corporate bond issued by Signature Bank and net gains related to municipal bond trading activities. See Note 4 for additional details.

Net gains on sales of assets for the year ended December 31, 2024 includes a $3.6 million net gain realized on the sale of our commercial premium finance lending business in the first quarter 2024. Net gains on sales of assets for the year ended December 31, 2023 were mainly attributable to a $6.7 million net gain on the sale of non-branch offices located in Wayne, New Jersey in the third quarter 2023.

Net losses on sales of loans were $5.8 million for the year ended December 31, 2024 as compared to net gains of $6.1 million for 2023 mostly due to $13.7 million of realized losses resulting from the sale of performing commercial real estate loans in the fourth quarter 2024. These losses were partially offset by net gains on sales of residential mortgage loans originated for sale and a gain of $944 thousand related to $75.5 million of seasoned residential mortgage loans sold during the fourth quarter 2024. Overall, our ability to generate net gains on sales of residential mortgage loans originated for sale continues to be challenged by several factors, including the higher level of mortgage interest rates, lower customer demand for conforming loan products, and our decision to not originate certain residential mortgage loans for sale. This decision can be influenced by many factors, including our current goal to reduce our commercial real estate loan concentration and further diversify our loan portfolio. See further discussions of our residential mortgage loan origination activity under the "Loan Portfolio" section of this MD&A below.

Bank owned life insurance income increased $5.1 million for the year ended December 31, 2024 as compared to 2023 due to income and increases in market value of the underlying investment securities.

Other non-interest income decreased $4.9 million for the year ended December 31, 2024 as compared to 2023 largely due to a $2.9 million decrease in the fair value of equity securities and a $1.2 million decrease in credit card fee income.

Through organic and acquisitive efforts, we have developed a robust suite of fee income product and service offerings for our growing customer base, including our treasury management services to commercial banking customers expected to help us generate additional fee income and attract new customers. During 2025, we plan to further leverage the investments that we have made in our treasury solutions, foreign exchange and syndication platforms, and continue to focus on growing revenues from interest rate swap transactions and our broker dealer subsidiary.

Non-Interest Expense

Non-interest expense decreased $56.8 million to $1.1 billion for the year ended December 31, 2024 as compared to 2023 mainly driven by decreases in the FDIC insurance assessment expense, technology, furniture and equipment expense and professional and legal fees. See further details below.

The following table presents the components of non-interest expense for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
	(in thousands)		
Salary and employee benefits expense	$ 558,595	$ 563,591	$ 526,737
Net occupancy expense	102,124	101,470	94,352
Technology, furniture and equipment expense	135,109	150,708	161,752
FDIC insurance assessment	61,476	88,154	22,836
Amortization of other intangible assets	35,045	39,768	37,825
Professional and legal fees	70,315	80,567	82,618
Amortization of tax credit investments	18,946	18,009	12,407
Other	124,250	120,424	86,422
Total non-interest expense	$ 1,105,860	$ 1,162,691	$ 1,024,949

Salary and employee benefits expense decreased $5.0 million for the year ended December 31, 2024 as compared to 2023. The decrease was mainly attributable a $7.9 million reduction in restructuring charges, consisting of severance expense related to workforce reductions, in 2024. Merger costs related to the acquisition of Bank Leumi USA, primarily consisting of severance and retention compensation, totaled $4.1 million during the year ended December 31, 2023. The effect of these items was partially offset by normal increases in labor costs during 2024.

Technology, furniture and equipment expense decreased $15.6 million for the year ended December 31, 2024 as compared to 2023 primarily due to decreases in merger related expense, equipment maintenance and repair expense, and telecommunication expense in 2024. Merger expenses related to the termination of certain technology contracts totaled $10 million in 2023.

FDIC insurance assessment expense decreased $26.7 million for the year ended December 31, 2024 as compared to 2023 mainly due to $41.5 million decrease in the special assessment applied to us to recover losses in the Deposit Insurance Fund from protecting uninsured depositors following the Silicon Valley Bank and Signature Bank failures. The decrease in the special assessment charge was primarily offset by normal increases in our FDIC assessment due to the overall growth of our balance sheet, as well as an increase in our internally classified loans as compared to 2023.

Amortization of other intangibles decreased $4.7 million for the year ended December 31, 2024 as compared to 2023 mainly due to lower amortization expense of core deposits and other intangible assets. See Note 8 to the consolidated financial statements for additional information.

Professional and legal fees decreased $10.3 million for the year ended December 31, 2024 as compared to 2023 mainly due to lower technology managed services and consulting expenses. In addition, legal fees included a $3.5 million charge for legal settlements for the year ended December 31, 2023.

Other non-interest expense increased $3.8 million for the year ended December 31, 2024 as compared to 2023 was due, in part, to additional costs related to a loan credit risk transfer transaction, consisting of a credit default swap, executed in June 2024. The premium expense and other transaction costs associated with this credit protection totaled $6.8 million for the year ended December 31, 2024. This and other moderate general increases within this category were partially offset by decreases in advertising expense and interest charges on collateral held related to derivative transactions as compared to 2023.

Income Taxes

Income tax expense was $58.2 million for the years ended December 31, 2024, reflecting an effective tax rate of 13.3 percent, as compared to $179.8 million for the year ended December 31, 2023, reflecting an effective tax rate of 26.5 percent. The decrease in both income tax expense and the effective rate during 2024 was mostly due to a $46.4 million tax benefit realized on the total reduction in our uncertain tax liability positions and related accrued interest due to statute of limitation expirations during the fourth quarter 2024, as well as lower pre-tax income as compared to 2023. The uncertain tax liability positions solely related to certain tax credits and other tax benefits previously recognized by Valley, where subsequently, a third-party fraud was uncovered by the U.S. Department of Justice in 2018.

GAAP requires that any change in judgment or change in measurement of a tax position taken in a prior annual period be recognized as a discrete event in the quarter in which it occurs, rather than being recognized as a change in effective tax rate for the current year. Our adherence to these tax guidelines may result in volatile effective income tax rates in future quarterly and annual periods. Factors that could impact management's judgment include changes in income, tax laws and regulations, and tax planning strategies. Based on the current information available, we anticipate that our effective tax rate will be approximately within the 23 to 25 percent range for 2025.

See additional information regarding our income taxes under our "—Critical Accounting Estimates" section above, as well as Note 13 to the consolidated financial statements.

Operating Segments

Valley manages its business operations under operating segments consisting of Consumer Banking and Commercial Banking. Activities not assigned to the operating segments are included in Treasury and Corporate Other.

The CEO of Valley is the CODM who assesses performance of each operating segment to better understand their cost, opportunity value and impact to Valley's consolidated earnings. Each operating segment is reviewed routinely for its asset growth, contribution to our income before income taxes, return on average interest earning assets and impairment (if events or circumstances indicate a possible inability to realize the carrying amount). Valley regularly assesses its strategic plans, operations, and reporting structures to identify its reportable segments.

The accounting for each operating segment and Treasury and Corporate Other includes internal accounting policies designed to measure consistent and reasonable financial reporting and may result in income and expense measurements that differ from amounts under GAAP. The financial reporting for each segment contains allocations and reporting in line with Valley's operations, which may not necessarily be comparable to those of any other financial institution. Furthermore, changes in management structure or allocation methodologies and procedures may result in changes in reported segment financial data. Certain prior period amounts have been reclassified to conform to the current presentation for each operating segment and Treasury and Corporate Other. See Note 21 to the consolidated financial statements for additional information.

The following tables present the financial data for Valley's operating segments, and Treasury and Corporate Other for the years ended December 31, 2024 and 2023:

| | 2024 | | | |
	Consumer Banking	Commercial Banking	Treasury and Corporate Other	Total
	($ in thousands)			
Average interest earning assets	$ 9,914,917	$ 40,115,669	$ 7,287,340	$ 57,317,926
Interest income	$ 478,680	$ 2,596,066	$ 282,751	$ 3,357,497
Interest expense	299,048	1,209,945	219,796	1,728,789
Net interest income	179,632	1,386,121	62,955	1,628,708
Provision for credit losses	24,561	284,827	(558)	308,830
Net interest income after provision for credit losses	155,071	1,101,294	63,513	1,319,878
Non-interest income	135,331	77,690	11,480	224,501
Non-interest expense				
Salary and employee benefits expense	118,953	389,622	50,020	558,595
Net occupancy expense	18,003	71,360	12,761	102,124
Technology, furniture, and equipment expense	25,681	93,811	15,617	135,109
FDIC insurance assessment	10,448	42,271	8,757	61,476
Professional and legal fees	11,254	52,666	6,395	70,315
Other segment items *	58,282	54,007	65,952	178,241
Total non-interest expense	$ 242,621	$ 703,737	$ 159,502	$ 1,105,860
Income (loss) before income taxes	$ 47,781	$ 475,247	$ (84,509)	$ 438,519
Return on average interest earning assets (pre-tax)	0.48 %	1.18 %	(1.16)%	0.77 %
Net interest margin	1.81 %	3.45 %	0.86 %	2.84 %

	2023			
	Consumer Banking	Commercial Banking	Treasury and Corporate Other	Total
	($ in thousands)			
Average interest earning assets	$ 9,620,508	$ 39,731,353	$ 7,148,667	$ 56,500,528
Interest income	$ 415,585	$ 2,471,345	$ 251,961	$ 3,138,891
Interest expense	250,882	1,036,109	186,422	1,473,413
Net interest income	164,703	1,435,236	65,539	1,665,478
Provision for credit losses	6,162	39,463	4,559	50,184
Net interest income after provision for credit losses	158,541	1,395,773	60,980	1,615,294
Non-interest income	105,282	93,618	26,829	225,729
Non-interest expense				
Salary and employee benefits expense	111,748	389,666	62,177	563,591
Net occupancy expense	19,313	69,780	12,377	101,470
Technology, furniture, and equipment expense	25,661	98,716	26,331	150,708
FDIC insurance assessment	7,380	30,477	50,297	88,154
Professional and legal fees	13,016	56,755	10,796	80,567
Other segment items *	48,650	56,188	73,363	178,201
Total non-interest expense	$ 225,768	$ 701,582	$ 235,341	$ 1,162,691
Income (loss) before income taxes	$ 38,055	$ 787,809	$ (147,532)	$ 678,332
Return on average interest earning assets (pre-tax)	0.40 %	1.98 %	(2.06)%	1.20 %
Net interest margin	1.71 %	3.61 %	0.91 %	2.95 %

* Other segment items include amortization of intangible assets, amortization of tax credit investments and other general operating expenses.

Consumer Banking Segment. The Consumer Banking segment represented 18.9 percent of the total loan portfolio at December 31, 2024, and was mainly comprised of residential mortgage loans and automobile loans, and to a lesser extent, home equity loans, secured personal lines of credit and other consumer loans (including credit card loans). The duration of the residential mortgage loan portfolio (which represented 11.5 percent of our total loan portfolio at December 31, 2024) is subject to movements in the market level of interest rates and forecasted prepayment speeds. The weighted average life of the automobile loans portfolio (representing 3.9 percent of total loans at December 31, 2024) is relatively unaffected by movements in the market level of interest rates. However, the average life may be impacted by new loans as a result of the availability of credit within the automobile marketplace and consumer demand for purchasing new or used automobiles. Consumer Banking also includes the Wealth Management and Insurance Services Division, comprised of asset management advisory, brokerage, trust, personal and title insurance, tax credit advisory services, and our international and domestic private banking businesses.

Consumer Banking's average interest earning assets increased $294.4 million to $9.9 billion for the year ended December 31, 2024 as compared to 2023. The increase was largely due to strong origination volumes and steady growth in our indirect automobile loan portfolio over the last 12-month period, new residential mortgage loan volumes originated for investment rather than sale and a moderate uptick in home equity loan balances, partially offset by a decline in secured personal lines of credit balances during 2024.

For the year ended December 31, 2024 income before income taxes generated by the Consumer Banking segment increased $9.7 million to $47.8 million for the year ended December 31, 2024 as compared to $38.1 million for the year ended December 31, 2023. The increase was mainly driven by higher non-interest income and net interest income, partially offset by higher provision for loan losses and non-interest expense. The non-interest income increased $30.0 million as compared to 2023 mainly due to a higher volume of transaction and other related fees generated by both our tax credit advisory and brokerage subsidiaries, as well as an uptick in service charges on deposit accounts. Net interest income increased $14.9 million as compared to 2023 mainly due to the increase in overall yield of the loan portfolio during 2024. The provision for loan losses increased $18.4 million for the year ended December 31, 2024 from $6.2 million for 2023 mainly due to loan growth in 2024 and higher quantitative reserves at December 31, 2024. See further details in the "Allowance for Credit Losses" section of this MD&A. Non-interest expense increased $16.9 million to $242.6 million for the year ended December 31, 2024 as compared to

2023 largely driven by increases in salaries and employee benefits, other expense (including $6.8 million of premium fees associated with a credit risk transfer transaction, consisting of a credit default swap, executed in 2024 for a portion of our auto portfolio) and the FDIC insurance assessment during 2024. See more details in the "Non-Interest Expense" section of this MD&A.

Net interest margin on the Consumer Banking portfolio increased 10 basis points to 1.81 percent for the year ended December 31, 2024 as compared to 2023 mainly due to a 51 basis point increase in the yield on average loans, partially offset by a 41 basis point increase in the costs associated with our funding sources. The increase in loan yield was largely due to higher yielding new loan volumes and adjustable rate loans (for the majority of 2024) in our portfolio. The increase in our funding costs was mainly driven by higher interest rates on most of our interest bearing deposit products and indirect customer deposits during 2024. See more details in the "Net Interest Income" section of this MD&A.

Commercial Banking Segment. The Commercial Banking segment is comprised of floating rate and adjustable rate commercial and industrial loans and construction loans, as well as fixed rate owner occupied and commercial real estate loans. Due to the portfolio's interest rate characteristics, Commercial Banking is Valley's operating segment that is most sensitive to movements in market interest rates. Commercial and industrial loans totaled approximately $9.9 billion and represented 20.4 percent of the total loan portfolio at December 31, 2024. Commercial real estate and construction loans totaled $29.6 billion and represented 60.7 percent of the total loan portfolio at December 31, 2024.

Average interest earning assets in Commercial Banking segment increased $384.3 million to $40.1 billion for the year ended December 31, 2024 as compared to the same period in 2023. This increase was due to our continued focus on organic loan growth largely within the commercial and industrial loan portfolio over the 12-month period ended December 31, 2024, partially offset by normal runoff scheduled maturities and sales of certain commercial real estate loans.

For the year ended December 31, 2024, income before income taxes for Commercial Banking decreased $312.6 million to $475.2 million as compared to 2023. The decrease was mainly attributable to a $245.4 million increase in the provision for loan losses. The increase in the provision for loan losses was mainly due to higher than expected loan charge-offs, increased quantitative reserves allocated to commercial real estate loans and the reserve build resulting from commercial and industrial loan growth in 2024. See details in the "Allowance for Credit Losses for Loans" section of this MD&A. Net interest income decreased $49.1 million in 2024 as compared to 2023 mainly due to the higher cost of funding, which outpaced the yield on the loan portfolio. Non-interest income decreased $15.9 million in 2024 as compared to 2023 primarily driven by a $15.1 million decrease in swap fees generated in 2024 due to a decline in the volume of interest rate swap transactions executed for commercial loan customers. See further details in the "Non-Interest Income" section of this MD&A.

The net interest margin for this segment decreased 16 basis points to 3.45 percent for the year ended December 31, 2024 as compared to the same period in 2023 due to a 41 basis point increase in the cost of our funding sources, partially offset by a 25 basis point increase in the yield on average loans.

Treasury and Corporate Other. Treasury and Corporate Other largely consists of the Treasury managed HTM debt securities and AFS debt securities portfolios mainly utilized for the liquidity management needs of our lending segments and income and expense items resulting from support functions not directly attributable to a specific segment. Interest income is generated through investments in various types of securities (mainly comprised of fixed rate securities) and interest-bearing deposits with other banks (primarily the Federal Reserve Bank of New York). Expenses related to the branch network, all other components of retail banking, along with the back office departments of the Bank are allocated from Treasury and Corporate Other to operating segments. Other non-interest income items and general expenses are allocated from Treasury and Corporate Other to each operating segment utilizing a methodology that involves an allocation of operating and funding costs based on each segment's respective mix of average interest earning assets outstanding for the period, number of deposits, or direct allocations to the segments based on the nature of income and expense. Unallocated items included in Treasury and Corporate Other mainly consist of net gains and losses on AFS and HTM securities transactions, amortization of tax credit investments, as well as other non-core items, including merger, restructuring and FDIC special assessment charges and income from litigation settlements.

Treasury and Corporate Other's average interest earning assets increased $138.7 million to $7.3 billion for the year ended December 31, 2024 as compared to 2023 primarily due to higher average AFS investment securities balances driven by additional purchases of residential mortgage-backed securities during 2024. The increase in average investment securities was partially offset by a $568.9 million decline in average interest bearing cash held overnight, as our excess liquidity returned to more normalized levels in 2024 after being prudently elevated by management during a portion of 2023 in response to the uncertain operating environment caused by a few large bank failures.

For the year ended December 31, 2024, net loss before taxes in this segment totaled $84.5 million for the year ended December 31, 2024 compared to $147.5 million for 2023. The $63.0 million decrease in pre-tax loss was largely driven by decreases in non-interest expense and provision for credit losses, partially offset by lower non-interest income. Non-interest expense decreased $75.8 million to $159.5 million for the year ended December 31, 2024 as compared to 2023 largely due to: (i) a $41.5 million decrease in the FDIC insurance special assessment allocated to Treasury and Other, (ii) a $10 million decrease in technology, furniture and equipment expense related to the termination of certain technology contracts during 2023, and (iii) a decrease in salaries and employee benefits expense mainly caused by certain 2023 merger expenses related to the acquisition of Bank Leumi USA. Non-interest income decreased $15.3 million for the year ended December 31, 2024 as compared to 2023 mainly due to an aggregate realized net loss of $13.7 million on the sales of commercial real estate loans during 2024. See more details in the "Non-Interest Income" and "Non-Interest Expense" sections of this MD&A. The provision for credit losses decreased $5.1 million in 2024 mainly due to a $5 million charge-off in 2023 related to a corporate bond issued by one failed bank within our AFS debt securities portfolio.

Treasury and Corporate Other's net interest margin decreased 5 basis points to 0.86 percent for the year ended December 31, 2024 as compared to the same period in 2023 due to a 41 basis point increase in cost of our funding source, largely offset by a 36 basis point increase in the yield on average investments. The increased yield on average investments as compared to 2023 was largely driven by new higher yielding investments.

ASSET/LIABILITY MANAGEMENT

Interest Rate Sensitivity

Our success is largely dependent upon our ability to manage interest rate risk. Interest rate risk can be defined as the exposure of our interest rate sensitive assets and liabilities to the movement in interest rates. Our Asset/Liability Management Committee is responsible for managing such risks and establishing policies that monitor and coordinate our sources and uses of funds. Asset/Liability management is a continuous process due to the constant change in interest rate risk factors. In assessing the appropriate interest rate risk levels for us, management weighs the potential benefit of each risk management activity within the desired parameters of liquidity, capital levels and management's tolerance for exposure to income fluctuations. Many of the actions undertaken by management utilize fair value analysis and attempt to achieve consistent accounting and economic benefits for financial assets and their related funding sources. We have predominantly focused on managing our interest rate risk by attempting to match the inherent risk and cash flows of financial assets and liabilities. Specifically, management employs multiple risk management activities, such as optimizing the level of new residential mortgage originations retained in our mortgage portfolio through increasing or decreasing loan sales in the secondary market, product pricing levels, the desired maturity levels for new originations, the composition levels of both our interest earning assets and interest bearing liabilities, as well as several other risk management activities.

We use a simulation model to analyze net interest income sensitivity to movements in interest rates. The simulation model projects net interest income based on various interest rate scenarios over a 12-month period. The model is based on the actual maturity and re-pricing characteristics of rate sensitive assets and liabilities. The model incorporates certain assumptions which management believes to be reasonable regarding the impact of changing interest rates, non-maturity deposit betas, and the prepayment assumptions of certain assets and liabilities as of December 31, 2024. The model assumes immediate changes in interest rates without any proactive change in the composition or size of the balance sheet, or other future actions that management might undertake to mitigate this risk. In the model, the forecasted shape of the yield curve remains static as of December 31, 2024. The impact of interest rate derivatives, such as interest rate swaps, is also included in the model.

Our simulation model is based on market interest rates and prepayment speeds prevalent in the market as of December 31, 2024. Although the size of Valley's balance sheet is forecasted to remain static as of December 31, 2024, in our model, the composition is adjusted to reflect new interest earning assets and funding originations coupled with rate spreads utilizing our actual originations during the fourth quarter 2024. The model utilizes an immediate parallel shift in market interest rates at December 31, 2024.

The assumptions used in the net interest income simulation are inherently uncertain. Actual results may differ significantly from those presented in the table below, due to the frequency and timing of changes in interest rates and changes in spreads between maturity and re-pricing categories. Overall, our net interest income is affected by changes in interest rates and cash flows from our loan and investment portfolios. We actively manage these cash flows in conjunction with our liability mix, duration and interest rates to optimize the net interest income, while structuring the balance sheet in response to actual or potential changes in interest rates. Additionally, our net interest income is impacted by the level of competition within our marketplace. Competition can negatively impact the level of interest rates attainable on loans and increase the cost of deposits, which may result in downward pressure on our net interest margin in future periods. Other factors, including, but not limited to, the slope of the yield curve and projected cash flows will impact our net interest income results and may increase or decrease the level of asset sensitivity of our balance sheet.

Convexity is a measure of how the duration of a financial instrument changes as market interest rates change. Potential movements in the convexity of bonds held in our investment portfolio, as well as the duration of the loan portfolio may have a positive or negative impact on our net interest income in varying interest rate environments. As a result, the increase or decrease in forecasted net interest income may not have a linear relationship to the results reflected in the table below. Management cannot provide any assurance about the actual effect of changes in interest rates on our net interest income.

The following table reflects management's expectations of the change in our net interest income over the next 12-month period considering the aforementioned assumptions. While an instantaneous and severe shift in interest rates was used in this simulation model, we believe that any actual shift in interest rates would likely be more gradual and would therefore have a more modest impact than shown in the table below.

	Estimated Change in Future Net Interest Income	
Changes in Interest Rates	**Dollar Change**	**Percentage Change**
(in basis points)	($ in thousands)	
+300	$ 155,505	8.48 %
+200	105,300	5.75
+100	53,232	2.90
- 100	(59,207)	(3.23)
- 200	(120,217)	(6.56)
- 300	(180,067)	(9.82)

As noted in the table above, a 100 basis point immediate decrease in interest rates combined with a static balance sheet where the size, mix, and proportions of assets and liabilities remain unchanged is projected to decrease net interest income over the next 12-month period by 3.23 percent. Management believes the interest rate sensitivity of our balance sheet remains within an expected tolerance range at December 31, 2024. However, the level of net interest income sensitivity may increase or decrease in the future as a result of several factors, including potential changes in our balance sheet strategies, the slope of the yield curve and projected cash flows.

The following table sets forth the amounts of interest earning assets and interest bearing liabilities that were outstanding at December 31, 2024. The expected cash flows are categorized based on each financial instrument's anticipated maturity or interest rate reset date in each of the future periods presented.

INTEREST RATE SENSITIVITY ANALYSIS

	2025	2026	2027	2028	2029	Thereafter	Total Balance
	($ in thousands)						
Interest sensitive assets:							
Available for sale debt securities	$ 540,303	$ 302,276	$ 474,316	$ 246,545	$ 244,718	$ 1,561,566	$ 3,369,724
Held to maturity debt securities	335,887	280,231	207,244	205,392	181,998	2,321,468	3,532,220
Loans and loans held for sale	15,423,061	7,768,632	5,706,127	3,829,515	3,366,178	12,731,879	48,825,392
Interest bearing deposits with banks	1,478,713	—	—	—	—	—	1,478,713
Total interest sensitive assets	$ 17,777,964	$ 8,351,139	$ 6,387,687	$ 4,281,452	$ 3,792,894	$ 16,614,913	$ 57,206,049
Interest sensitive liabilities:							
Deposits:							
Savings, NOW and money market	$ 26,304,639	$ —	$ —	$ —	$ —	$ —	$ 26,304,639
Time	9,240,979	1,781,725	1,257,252	22,548	28,710	11,330	12,342,544
Short-term borrowings	72,718	—	—	—	—	—	72,718
Long-term borrowings	373,000	1,528,604	—	822,551	—	450,000	3,174,155
Junior subordinated debentures	—	—	—	—	—	57,455	57,455
Total interest sensitive liabilities	$ 35,991,336	$ 3,310,329	$ 1,257,252	$ 845,099	$ 28,710	$ 518,785	$ 41,951,511
Interest sensitivity gap	$(18,213,372)	$ 5,040,810	$ 5,130,435	$ 3,436,353	$ 3,764,184	$ 16,096,128	$ 15,254,538
Ratio of interest sensitive assets to interest sensitive liabilities	0.49:1	2.52:1	5.08:1	5.07:1	132.11:1	32.03:1	1.36:1

The above table provides an approximation of the projected re-pricing of assets and liabilities at December 31, 2024 based on the contractual maturities, adjusted for anticipated prepayments of principal and scheduled rate adjustments. The prepayment experience reflected herein is based on historical experience combined with market consensus expectations derived from independent external sources. The actual repayments of these instruments could vary substantially if future prepayments differ from historical experience or current market expectations. While all non-maturity deposit liabilities are reflected in the year 2025 column in the table above, management controls the re-pricing of the vast majority of the interest-bearing instruments within these liabilities.

The total gap re-pricing within one year as of December 31, 2024 was a negative $18.2 billion, representing a ratio of interest sensitive assets to interest sensitive liabilities of 0.49:1. The total gap re-pricing position, as reported in the table above, reflects the projected interest rate sensitivity of our principal cash flows based on market conditions as of December 31, 2024. As the market level of interest rates and associated prepayment speeds move, the total gap re-pricing position will change accordingly, but not likely in a linear relationship. Management does not view our one-year gap position as of December 31, 2024 as presenting an unusually high risk potential, although no assurances can be given that we are not at risk from interest rate increases or decreases or liquidity and cash requirements (discussed in the section below).

Liquidity and Cash Requirements

Bank Liquidity. Liquidity measures Valley's ability to satisfy its current and future cash flow needs. Our objective is to have liquidity available to fulfill loan demands, repay deposits and other liabilities, and execute balance sheet strategies in all market conditions while adhering to internal controls and income targets. Valley's liquidity program is managed by the Treasury Department and routinely monitored by the Asset and Liability Management Committee and Board Risk Committee. Among other actions, the Treasury Department actively monitors Valley's current liquidity profile, sources and stability of funding, availability of assets for pledging or sale, opportunities to gather additional funds, and anticipated future funding needs, including the level of unfunded commitments.

The Bank adheres to certain internal liquidity measures including ratios of loans to deposits below 110 percent and wholesale funding to total funding below 25 percent, as summarized in the table below. Management maintains flexibility to temporarily exceed these internal limits in certain operating environments, but also strives to outperform these limits when possible. The Bank was in compliance with the foregoing policies at December 31, 2024.

The following table presents Valley's loans to deposits and wholesale funding to total funding ratios at December 31, 2024 and 2023:

	2024	2023
Loans to deposits	97.5 %	102.0 %
Wholesale funding to total funding	18.7	19.5

At December 31, 2024, the Bank had various contractual obligations totaling $16.2 billion and $9.8 billion of maturing liabilities due in 12 months or less and greater than 1 year included in the table below.

The following table summarizes maturities of contractual obligations of the Bank at December 31, 2024:

	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
	(in thousands)				
Time deposits	$ 9,240,979	$ 3,038,977	$ 51,258	$ 11,330	$ 12,342,544
Short-term borrowings	72,718	—	—	—	72,718
Long-term borrowings	373,000	1,528,604	840,000	450,000	3,191,604
Junior subordinated debentures issued to capital trusts	—	—	—	60,827	60,827
Lease obligations	52,066	99,305	91,351	145,581	388,303
Capital expenditures	21,134	—	—	—	21,134
Other purchase obligations	51,876	38,487	22,452	337	113,152
Total	$ 9,811,773	$ 4,705,373	$ 1,005,061	$ 668,075	$ 16,190,282

In the ordinary course of operations, the Bank enters into various financial obligations, including contractual obligations that may require future cash payments. As a financial services provider, we routinely enter into commitments to extend credit, including loan commitments, standby and commercial letters of credit. Such commitments are subject to the same credit policies and approval process accorded to loans made by the Bank. We enter into forward commitments for the future delivery of residential mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of future changes in interest rates on the Bank's commitments to fund the loans, as well as on its portfolio of mortgage loans held for sale. Commitments to extend credit and standby letters of credit are subject to change since many of these commitments are expected to expire unused or only partially used based upon our historical experience; as such, the total amounts of these commitments do not necessarily reflect future cash requirements. At December 31, 2024, our off-balance sheet commitments totaled $13.1 billion, inclusive of commitments of $7.8 billion with a remaining term of 12 months or less. See Note 15 to the consolidated financial statements for further details.

Management believes the Bank has the ability to generate and obtain adequate amounts of cash to meet its short-term and long-term obligations as they come due by utilizing various cash resources described below.

On the asset side of the balance sheet, the Bank has numerous sources of liquid funds in the form of cash and due from banks, interest bearing deposits with banks (including the Federal Reserve Bank of New York) and other sources. The following table summarizes Valley's sources of liquid assets at December 31, 2024 and 2023:

	2024	2023
	(in thousands)	
Cash and due from banks	$ 411,412	$ 284,090
Interest bearing deposits with banks	1,478,713	607,135
Trading debt securities	—	3,973
Held to maturity debt securities [1]	220,056	194,094
Available for sale debt securities [2]	3,369,724	1,296,576
Loans held for sale	25,681	30,640
Total liquid assets	$ 5,505,586	$ 2,416,508

[1] Represents securities that are maturing within 90 days or would otherwise qualify as maturities if sold (i.e., 85 percent of original cost basis has been repaid) within the held to maturity debt security portfolio.

[2] Includes approximately $1.8 billion and $840.3 million of various investment securities that were pledged to counterparties to support our earning asset funding strategies at December 31, 2024 and 2023, respectively.

Total liquid assets represented 9.6 percent and 4.3 percent of interest earning assets at December 31, 2024 and 2023, respectively.

While not part of our liquidity management strategy, we executed certain asset sales (largely under an initiative to reduce our commercial real estate loan concentration risk and the sale of a small specialized commercial lending business) and the issuance of common and preferred stock in registered public offerings with the primary goal to bolster our regulatory capital. These transactions benefited the Bank's liquidity and cash position during the year ended December 31, 2024, including the following:

- net cash proceeds of $1.2 billion related to targeted sales of performing commercial real estate and construction loans to reduce our CRE loan concentration during 2024;

- additional capital contributions totaling $545 million to the Bank from Valley during the second half of 2024 related to the combined net cash proceeds of $593.6 million from Valley's issuance of common stock and Series C preferred stock in registered public offerings;

- net cash proceeds of $98.1 million from the sale of our commercial premium finance lending division, mostly consisting of commercial and industrial loans, in the first quarter 2024; and

- Valley also sold a relatively modest amount of performing residential mortgage loans from the held for investment loan portfolio during the fourth quarter 2024.

While not isolated from the mix of our other sources of funds, these discrete transactions contributed to funding primarily used to grow our available for sale debt securities portfolio during the year ended December 31, 2024 and repay higher cost maturing indirect customer CDs during the fourth quarter 2024. At December 31, 2024, the level of cash liquidity on the balance sheet was elevated as compared to one year ago (as noted in the table above) largely due to the timing of certain transactions highlighted above. We anticipate that our cash balances will decline to more normalized levels during the first quarter 2025, as part of our liquidity management, including the level of our wholesale and indirect customer deposit funding sources, and our expected loan growth in 2025 noted elsewhere in this MD&A.

Other sources of funds on the asset side are derived from scheduled loan payments of principal and interest, as well as prepayments received. At December 31, 2024, estimated cash inflows from total loans are projected to be approximately $15.2 billion over the next 12-month period. As a contingency plan for any liquidity constraints, liquidity could also be derived from the sale of conforming residential mortgages from our loan portfolio or alleviated from the temporary curtailment of lending activities. We anticipate the receipt of approximately $876.0 million in principal payments from securities in the total investment portfolio at December 31, 2024 over the next 12-month period due to normally scheduled principal repayments and expected prepayments of certain securities, primarily residential mortgage-backed securities.

On the liability side of the balance sheet, we utilize multiple sources of funds to meet liquidity needs, including commercial and consumer deposits, fully FDIC-insured indirect customer deposits, collateralized municipal deposits, and short-term and long-term borrowings. Our core deposit base, which generally excludes all fully insured indirect customer deposits, as well as retail certificates of deposit over $250 thousand, represents the largest of these sources. Average core deposits totaled approximately $39.1 billion and $37.6 billion for the years ended December 31, 2024 and 2023, respectively, representing 68.3 percent and 66.6 percent of average interest earning assets for the respective periods. The level of interest bearing deposits is affected by interest rates offered, which is often influenced by our need for funds, rates prevailing in the capital markets, competition, and the need to manage interest rate risk sensitivity.

In addition to customer deposits, the Bank has access to readily available borrowing sources to supplement its current and projected funding needs. The following table presents short-term borrowings outstanding at December 31, 2024 and 2023:

	2024	2023
	(in thousands)	
FHLB advances	$ —	$ 850,000
Securities sold under agreements to repurchase	72,718	67,834
Total short-term borrowings	$ 72,718	$ 917,834

The following table summarizes the Bank's estimated unused available non-deposit borrowing capacities at December 31, 2024 and 2023:

	2024	2023
	(in thousands)	
FHLB borrowing capacity*	$ 5,853,596	$ 13,604,000
Unused FRB discount window*	11,509,000	8,530,000
Unused federal funds lines available from commercial banks	2,140,000	2,140,000
Unencumbered investment securities	3,415,834	1,129,000
Total	$ 22,918,430	$ 25,403,000

* Used and unused FHLB and FRB borrowings are collateralized by certain pledged securities, including but not limited to U.S. government and agency mortgage-backed securities and blanket qualifying first lien on certain real estate and residential mortgage secured loans.

Corporation Liquidity. Valley's recurring cash requirements primarily consist of dividends to preferred and common shareholders and interest expense on subordinated notes and junior subordinated debentures issued to capital trusts. As part of our ongoing asset/liability management strategies, Valley could also use cash to repurchase shares of its outstanding common stock under its share repurchase program or redeem its callable junior subordinated debentures and subordinated notes. Valley's cash needs are routinely satisfied by dividends collected from the Bank. Projected cash flows from the Bank are expected to be adequate to pay preferred and common dividends, if declared, and interest expense payable to subordinated note holders and capital trusts, given the current capital levels and current profitable operations of the Bank. In addition to dividends received from the Bank, Valley can satisfy its cash requirements by utilizing its own cash and potential new funds borrowed from outside sources or capital issuances, such as the undistributed net proceeds of our common stock and Series C preferred stock offerings in November and August 2024, respectively (see Note 18 to the consolidated financial statements for more details). Valley also has the right to defer interest payments on the junior subordinated debentures, and therefore distributions on its trust preferred securities for consecutive quarterly periods of up to five years, but not beyond the stated maturity dates, and subject to other conditions.

Investment Securities Portfolio

As of December 31, 2024, our investment securities portfolio consisted of equity and debt securities, with the debt securities classified as either trading, AFS or HTM. The AFS and HTM debt securities portfolios, which comprise the majority of the securities we own, include U.S. Treasury securities, U.S. government agency securities, tax-exempt and taxable issuances of states and political subdivisions, residential mortgage-backed securities, single-issuer trust preferred securities principally issued by bank holding companies, and high quality corporate bonds. Among other securities, our AFS debt securities include securities such as bank issued and other corporate bonds, as well as municipal special revenue bonds, which may pose a higher risk of future impairment charges to us as a result of the uncertain economic environment and its potential negative effect on the future performance of the security issuers. The equity securities consist of two publicly traded mutual funds, CRA investments and several other equity investments that we have made in companies that develop new financial technologies and in partnerships that invest in such companies. Our CRA and other equity investments are a mix of both publicly traded entities and privately held entities. We had no trading securities at December 31, 2024.

The primary purpose of our AFS and HTM investment portfolios is to provide a source of earnings and liquidity, as well as serve as a tool for managing interest rate risk. The decision to purchase or sell securities is based upon the current assessment of long and short-term economic and financial conditions, including the interest rate environment and other statement of financial condition components. See additional information under "Interest Rate Sensitivity," "Liquidity and Cash Requirements" and "Capital Adequacy" sections elsewhere in this MD&A.

We continually evaluate our investment securities portfolio in response to established asset/liability management objectives, changing market conditions that could affect profitability, and the level of interest rate risk to which we are exposed. These evaluations may cause us to change the level of funds we deploy into investment securities, change the composition of our investment securities portfolio, and change the proportion of investments primarily made into the AFS and HTM debt securities portfolios.

Investment securities at December 31, 2024 and 2023 were as follows:

	2024	2023
	(in thousands)	
Equity securities	$ 71,513	$ 64,464
Trading debt securities	—	3,973
Available for sale debt securities		
U.S. Treasury securities	291,549	288,157
U.S. government agency securities	22,543	23,702
Obligations of states and political subdivisions:		
Obligations of states and state agencies	45,529	47,695
Municipal bonds	146,980	143,995
Total obligations of states and political subdivisions	192,509	191,690
Residential mortgage-backed securities	2,681,076	626,572
Corporate and other debt securities	182,047	166,455
Total available for sale debt securities	3,369,724	1,296,576
Total investment securities (fair value)	$ 3,441,237	$ 1,365,013
Held to maturity debt securities		
U.S. Treasury securities	$ 25,480	$ 26,232
U.S. government agency securities	301,315	305,996
Obligations of states and political subdivisions:		
Obligations of states and state agencies	68,025	88,556
Municipal bonds	304,464	316,914
Total obligations of states and political subdivisions	372,489	405,470
Residential mortgage-backed securities	2,710,642	2,885,303
Trust preferred securities	36,081	37,062
Corporate and other debt securities	86,213	80,350
Total investment securities held to maturity (amortized cost)	$ 3,532,220	$ 3,740,413
Allowance for credit losses	647	1,205
Total investment securities held to maturity, net of allowance for credit losses	3,531,573	3,739,208
Total investment securities	$ 6,972,810	$ 5,104,221

During the year ended 2024, we purchased approximately $2.5 billion of residential mortgage backed securities mainly issued by Ginnie Mae within the AFS portfolio. The purchases were largely to utilize a portion of our excess cash liquidity partly generated from loan sales, higher average deposits, and issuances of both preferred and common stock, as well as our normal reinvest continued repayments and prepayments within both the available for sale and held to maturity portfolios. Approximately 54.5 percent, 30.0 percent, and 15.5 percent of our total residential mortgage-backed securities portfolio were issued and guaranteed by Ginnie Mae, Fannie Mae, and Freddie Mac, respectively, at December 31, 2024.

The following table presents the weighted-average yields, calculated on a yield-to-maturity basis, on the remaining contractual maturities (unadjusted for expected prepayments) of HTM debt securities at December 31, 2024:

	0-1 year	1-5 years	5-10 years	Over 10 years	Total
Held to maturity debt securities					
U.S. Treasury securities	3.71 %	— %	— %	— %	3.71 %
U.S. government agency securities	—	—	4.45	3.34	3.57
Obligations of states and political subdivisions: [1]					
Obligations of states and state agencies	—	—	4.17	4.53	4.46
Municipal bonds	3.81	3.86	3.74	4.31	4.14
Total obligations of states and political subdivisions	3.81	3.86	3.81	4.36	4.20
Residential mortgage-backed securities [2]	2.92	4.78	3.49	2.86	2.88
Trust preferred securities	—	—	6.75	7.45	7.13
Corporate and other debt securities	4.20	3.69	4.94	—	4.08
Total	3.81 %	3.97 %	4.30 %	3.05 %	3.16 %

[1] Average yields on obligations of states and political subdivisions are generally tax-exempt and calculated on a tax-equivalent basis using a statutory federal income tax rate of 21 percent.
[2] Residential mortgage-backed securities yields are shown using stated contractual maturity dates.

The residential mortgage-backed securities portfolio is a significant source of our liquidity through the monthly cash flow of principal and interest. Mortgage-backed securities, like all securities, are sensitive to changes in the interest rate environment, increasing and decreasing in value as interest rates fall and rise. As interest rates fall, the potential increase in prepayments can reduce the yield on the mortgage-backed securities portfolio and reinvestment of the proceeds will be at lower yields. Conversely, rising interest rates may reduce cash flows from prepayments and extend anticipated duration of these assets. We monitor the changes in interest rates, cash flows and duration, in accordance with our investment policies. Management seeks out investment securities with an attractive spread over our cost of funds.

Allowance for Credit Losses and Impairment Analysis

Available for sale debt securities. AFS debt securities in unrealized loss positions are evaluated for impairment related to credit losses at least quarterly. In assessing whether a credit loss exists, we compare the present value of cash flows expected to be collected from the security with the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis for the security, a credit loss exists and an allowance for credit losses is recorded, limited to the amount that the fair value is less than the amortized cost basis. Declines in fair value that have not been recorded through an allowance for credit losses, such as declines due to changes in market interest rates, are recorded through other comprehensive income, net of applicable taxes.

We have evaluated all AFS debt securities that are in an unrealized loss position as of December 31, 2024 and December 31, 2023 and determined that the declines in fair value are mainly attributable to changes in market volatility, due to factors such as interest rates and spread factors, but not attributable to credit quality or other factors. During the first quarter 2023, Valley recognized a credit related impairment of one corporate bond issued by Signature Bank resulting in both a provision for credit losses and full charge-off of the security totaling $5.0 million based on a comparison of the present value of expected cash flows to the amortized cost. The bond was subsequently sold, and the sale resulted in a $869 thousand gain during the fourth quarter 2023. There was no other impairment recognized within the AFS debt securities portfolio during the years ended December 31, 2024, 2023 and 2022.

Valley does not intend to sell any of its AFS debt securities in an unrealized loss position prior to recovery of our amortized cost basis, and it is more likely than not that Valley will not be required to sell any of its securities prior to recovery of our amortized cost basis. None of the AFS debt securities were past due as of December 31, 2024 and there was no allowance for credit losses for AFS debt securities at December 31, 2024 and 2023.

Held to maturity debt securities. As discussed further in Note 4 to the consolidated financial statements, Valley estimates the expected credit losses on HTM debt securities that have loss expectations using a discounted cash flow model developed by a third party. Valley has a zero-loss expectation for certain securities within the HTM portfolio, including U.S. Treasury securities, U.S. agency securities, residential mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac, and collateralized municipal bonds. To measure the expected credit losses on HTM debt securities that have loss expectations, we utilize a third party discounted cash flow model. The assumptions used in the model for pools of securities with common risk characteristics include the historical lifetime probability of default and severity of loss in the event of default, with the model incorporating several economic cycles of loss history data to calculate expected credit losses given default at the individual security level. HTM debt securities were carried net of an allowance for credit losses totaling $647 thousand and $1.2 million at December 31, 2024 and 2023, respectively. There were no net charge-offs of HTM debt securities during the years ended December 31, 2024, 2023 and 2022.

Investment grades. The investment grades in the table below reflect the most current independent analysis performed by third parties of each security as of the date presented and not necessarily the investment grades at the date of our purchase of the securities. For many securities, the rating agencies may not have performed an independent analysis of the tranches owned by us, but rather an analysis of the entire investment pool. For this and other reasons, we believe the assigned investment grades may not accurately reflect the actual credit quality of each security and should not be viewed in isolation as a measure of the quality of our investment portfolio.

The following table presents available for sale and held to maturity debt investment securities by investment grades at December 31, 2024.

	2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)			
Available for sale investment grades:*				
AAA/AA/A Rated	$ 3,331,220	$ 3,816	$ (173,870)	$ 3,161,166
BBB Rated	91,157	—	(2,894)	88,263
Not rated	129,896	247	(9,848)	120,295
Total	$ 3,552,273	$ 4,063	$ (186,612)	$ 3,369,724
Held to maturity investment grades:*				
AAA/AA/A Rated	$ 3,368,128	$ 2,097	$ (493,482)	$ 2,876,743
BBB Rated	6,000	—	(186)	5,814
Not rated	158,092	10	(12,375)	145,727
Total	$ 3,532,220	$ 2,107	$ (506,043)	$ 3,028,284

* Rated using external rating agencies. Ratings categories include entire range. For example, "A Rated" includes A+, A, and A-. Split rated securities with two ratings are categorized at the higher of the rating levels.

The unrealized losses in the AAA/AA/A rated categories of both the AFS and HTM debt securities portfolios (in the above table) were largely related to residential mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac and continue to be driven by the higher market interest rate environment. The investment securities AFS and HTM debt securities included $129.9 million and $158.1 million, respectively, of investments not rated by the rating agencies with aggregate unrealized losses of $9.8 million and $12.4 million, respectively, at December 31, 2024. The unrealized losses within non-rated AFS debt securities mostly related to several large corporate bonds negatively impacted by higher interest rates during 2024, and not changes in underlying credit. The unrealized losses within non-rated HTM debt securities mainly related to four single-issuer bank trust preferred issuances with a combined amortized cost of $36.1 million with $6.9 million gross unrealized losses and several corporate debt securities that were negatively impacted by rising interest rates, and not changes in their underlying credit.

See Note 4 to the consolidated financial statements for additional information regarding our investment securities portfolio.

Loan Portfolio

The following table reflects the composition of the loan portfolio at December 31, 2024 and 2023:

	2024	2023
	($ in thousands)	
Commercial and industrial	$ 9,931,400	$ 9,230,543
Commercial real estate:		
Non-owner occupied [1]	12,344,355	15,078,464
Multifamily [2]	8,299,250	8,860,219
Owner occupied [1]	5,886,620	4,304,556
Total	26,530,225	28,243,239
Construction	3,114,733	3,726,808
Total commercial real estate	29,644,958	31,970,047
Residential mortgage	5,632,516	5,569,010
Consumer:		
Home equity	604,433	559,152
Automobile	1,901,065	1,620,389
Other consumer	1,085,339	1,261,154
Total consumer loans	3,590,837	3,440,695
Total loans [3]	$ 48,799,711	$ 50,210,295
As a percent of total loans:		
Commercial and industrial	20.4 %	18.4 %
Commercial real estate:		
Non-owner occupied	25.2	30.0
Multifamily	17.0	17.7
Owner occupied	12.1	8.6
Construction	6.4	7.4
Total commercial real estate	60.7	63.7
Residential mortgage	11.5	11.1
Consumer loans	7.4	6.8
Total	100.0 %	100.0 %

[1] During the second quarter 2024, approximately $1.1 billion of non-owner occupied loans reclassified to owner occupied loans based upon Valley's re-assessment of such loans under the applicable bank regulatory guidance.

[2] Includes loans collateralized by properties that are greater than 50 percent rent regulated totaling approximately $553 million and $531 million at December 31, 2024 and 2023, respectively.

[3] Includes net unearned discount and deferred loan fees of $45.3 million and $85.4 million at December 31, 2024 and 2023, respectively.

Total loans decreased by $1.4 billion, or 2.8 percent to $48.8 billion at December 31, 2024 from December 31, 2023 mainly as a result of bulk sales of commercial real estate and construction loans completed in the first half of 2024 and the fourth quarter 2024 and commercial real estate loans repayment activity in 2024, which outpaced new and refinanced loan volumes due to the planned lower production within the non-owner occupied and multifamily loan categories. Loans held for sale are presented separately from total loans on the consolidated statements of financial condition totaled $25.7 million and $30.6 million at December 31, 2024 and 2023, respectively. During the year ended December 31, 2024, we transferred and subsequently sold performing commercial real estate and construction loans from the held for investment loan portfolio to loans held for sale. See Note 3 for additional information regarding loans held for sale.

Commercial and industrial loans increased $700.9 million to $9.9 billion at December 31, 2024 from December 31, 2023. The organic growth during 2024 was largely due to our continued multi-year strategic initiative to expand new loan production from diverse relationship-driven middle market businesses in our primary markets, as well as nationwide businesses. The increase with this category was partially offset by the sale of $93.6 million of loans associated with the sale of our premium finance lending division in the first quarter 2024, and the subsequent run-off of the vast majority of the retained premium finance loan portfolio. See Note 5 for additional information regarding this transaction.

Commercial real estate loans (excluding construction loans) decreased $1.7 billion to $26.5 billion at December 31, 2024 from December 31, 2023 primarily due to our strategic efforts to reduce our CRE loan concentration. As part of these efforts, we sold $64.5 million of multifamily loans and $89.3 million of non-owner occupied loans through loan participation agreements at par value with a related party, Bank Leumi Le-Israel B.M. (BLITA), during the first quarter 2024. During the fourth quarter 2024, we sold $257.5 million of multifamily loans and $662.8 million of non-owner occupied loans to an unrelated party. In addition, we continued to be highly selective with new loan originations, which were outpaced by runoff from normal repayment activity within the non-owner occupied and multifamily loan categories. At December 31, 2024, our CRE loan concentration ratio declined to 362 percent as compared to 421 percent and 474 percent at September 30, 2024 and December 31, 2023, respectively. During the second quarter 2024, we reassessed the loan classification of skilled nursing facility loans based on the qualifying criteria for owner occupied loans outlined in the applicable bank regulatory reporting guidance. As a result, we reclassified loans totaling approximately $1.1 billion from non-owner occupied to owner occupied loans during the second quarter 2024. Overall, commercial real estate loans are well-diversified across our footprint areas in Florida, Alabama, New Jersey, New York and Manhattan with a combined weighted average loan to value ratio of 58 percent and debt service coverage ratio of 1.66 at December 31, 2024 as compared to 57 percent and debt service coverage ratio of 1.67 at December 31, 2023.

Construction loans decreased $612.1 million to $3.1 billion at December 31, 2024 from December 31, 2023 mostly due to the migration of completed projects to both internal and external permanent financing (mostly owner occupied) and a low level of new advances on existing projects during 2024. We also sold approximately $79.7 million of construction loan participations at par value to BLITA during the first half of 2024, and $14.2 million of construction loans to an unrelated party during fourth quarter 2024.

Residential mortgage loans totaled $5.6 billion at December 31, 2024 and increased $63.5 million from December 31, 2023 largely due to lower prepayment activity and continued retention of a higher percentage of new loan volumes for investment rather than for sale. During 2024, we retained approximately 67 percent of the total residential mortgages originations in our held for investment loan portfolio. In addition, during 2024, we purchased $41.3 million of 1-4 family residential mortgage loans from an unrelated third party lender for qualifying CRA purposes. Our new and refinanced residential mortgage loan originations totaled $611.7 million for the year ended December 31, 2024 as compared to $649.9 million in 2023. The volume of residential mortgage loan applications remained relatively low during 2024 largely due to the stubbornly high level of mortgage interest rates, as well as declines in new home purchase activity which may continue to challenge our ability to grow this loan category in 2025. Valley also sold $75.5 million of residential mortgage loans during the fourth quarter 2024.

Consumer loans increased $150.1 million to $3.6 billion at December 31, 2024 from December 31, 2023 mainly due to increases in automobile and home equity loans, partially offset by lower other consumer loans. Automobile loans increased $280.7 million, or 17.3 percent to $1.9 billion at December 31, 2024 from December 31, 2023 mainly due to continued consumer demand generated by our indirect auto dealer network and low prepayment activity within the portfolio. Home equity loans increased $45.3 million to $604.4 million at December 31, 2024 from $559.2 million at December 31, 2023 largely due to moderate increases in pre-existing line utilization, while new home equity loan originations remain challenged due to the unfavorable high interest rate environment. Other consumer loans decreased $175.8 million to $1.1 billion at December 31, 2024 as compared to 2023 primarily due to the negative impact of high market interest rates on the demand and usage of collateralized personal lines of credit, however, the usage of collateralized personal lines of credit showed a slight increase during the fourth quarter 2024.

A significant part of our lending is in northern and central New Jersey, New York City, Long Island and Florida. To mitigate our geographic risks, we make efforts to maintain a diversified portfolio as to type of borrower and loan to guard against a potential downward turn in any one economic sector.

Looking forward to 2025, we continue to proactively diversify our loan portfolio by reducing new originations of certain types of commercial real estate lending, such as non-owner occupied and multifamily loans through highly selective new loan origination. We also intend to focus greater efforts on commercial and industrial loan products. For 2025, we expect an overall loan growth, net of continued runoff from scheduled maturities of commercial real estate non-owner occupied and multifamily loans, in the range of 3 to 5 percent based on total loans at December 31, 2024. However, there can be no assurance that we will achieve such levels given the potential for unforeseen changes in the market and other conditions detailed in our risk factors set forth under Item 1A. Risk Factors of this Report.

The following table presents the contractual maturity distribution of loans by category at December 31, 2024:

	1 Year or Less	1 to 5 Years	5 to 15 Years	Over 15 Years	Total
			(in thousands)		
Commercial and industrial	$ 2,208,501	$ 4,638,823	$ 2,793,268	$ 290,808	$ 9,931,400
Commercial real estate	3,117,541	10,527,207	10,348,661	2,536,816	26,530,225
Construction	1,270,952	1,212,507	403,598	227,676	3,114,733
Residential mortgage	16,893	229,038	435,125	4,951,460	5,632,516
Consumer	103,265	968,457	2,440,404	78,711	3,590,837
Total loans	$ 6,717,152	$ 17,576,032	$ 16,421,056	$ 8,085,471	$ 48,799,711

We may renew loans at maturity when requested by a customer. In such instances, we generally conduct a review which includes an analysis of the borrower's financial condition and, if applicable, a review of the adequacy of collateral via a new appraisal from an independent, bank approved, certified or licensed property appraiser or readily available market resources. A rollover of the loan at maturity may require a principal reduction or other modified terms.

The following table presents the contractual maturities after one year for fixed and adjustable rate loans within each loan category at December 31, 2024:

	Loans Maturing After One Year		
	Fixed Rate	Adjustable Rate	Total
		(in thousands)	
Commercial and industrial	$ 2,847,150	$ 4,875,749	$ 7,722,899
Commercial real estate	12,359,346	11,053,338	23,412,684
Construction	274,189	1,569,592	1,843,781
Residential mortgage	4,372,803	1,242,820	5,615,623
Consumer	2,397,017	1,090,555	3,487,572
Total loans	$ 22,250,505	$ 19,832,054	$ 42,082,559

Non-performing Assets

NPAs include non-accrual loans, OREO, and other repossessed assets (which consist of automobiles and taxi medallions) at December 31, 2024. Loans are generally placed on non-accrual status when they become past due in excess of 90 days as to payment of principal or interest and/or the full and timely collection of principal and interest becomes uncertain. Exceptions to the non-accrual policy may be permitted if the loan is sufficiently collateralized and in the process of collection. OREO is acquired through foreclosure on loans secured by land or real estate. OREO and other repossessed assets are reported at lower of cost or fair value, less estimated cost to sell.

Our NPAs increased $79.9 million, or 27.2 percent, to $373.3 million at December 31, 2024 as compared to December 31, 2023 mainly due to higher non-accrual commercial and industrial and commercial real estate loan balances. NPAs as a percentage of total loans and NPAs totaled 0.76 percent and 0.58 percent at December 31, 2024 and 2023, respectively, (as shown in the table below). While our total NPAs have increased from one year ago due, in part, to a few larger commercial loan relationships in our New York market, we believe our total NPAs have remained relatively low as a percentage of the total loan portfolio and NPAs, which is reflective of our consistent approach to the loan underwriting criteria for both Valley originated loans and loans purchased from third parties. For additional details, see the "Credit quality indicators" section in Note 5 to the consolidated financial statements.

Our lending strategy is based on underwriting standards designed to maintain high credit quality, and we remain optimistic regarding the overall future performance of our loan portfolio. During the year ended December 31, 2024, the majority of our borrowers continued to demonstrate resilience despite the impact of higher borrowing costs, inflation, labor costs and other factors. We continue to proactively monitor our commercial loans for potential negative trends/borrower weakness due to the current operating environment and internally risk rate them accordingly. However, management cannot provide assurance that the non-performing assets will not increase from the levels reported at December 31, 2024 due to the aforementioned or other factors potentially impacting our lending customers.

The following table sets forth by loan category, accruing past due and non-performing assets on the dates indicated in conjunction with our asset quality ratios at December 31, 2024 and 2023:

	2024	2023
	($ in thousands)	
Accruing past due loans		
30 to 59 days past due:		
Commercial and industrial	$ 2,389	$ 9,307
Commercial real estate	20,902	3,008
Residential mortgage	21,295	26,345
Total consumer	12,552	20,554
Total 30 to 59 days past due	57,138	59,214
60 to 89 days past due:		
Commercial and industrial	1,007	5,095
Commercial real estate	24,903	1,257
Residential mortgage	5,773	8,200
Total consumer	4,484	4,715
Total 60 to 89 days past due	36,167	19,267
90 or more days past due:		
Commercial and industrial	1,307	5,579
Construction	—	3,990
Residential mortgage	3,533	2,488
Total consumer	1,049	1,088
Total 90 or more days past due	5,889	13,145
Total accruing past due loans	$ 99,194	$ 91,626
Non-accrual loans:		
Commercial and industrial	$ 136,675	$ 99,912
Commercial real estate	157,231	99,739
Construction	24,591	60,851
Residential mortgage	36,786	26,986
Total consumer	4,215	4,383
Total non-accrual loans	359,498	291,871
Other real estate owned (OREO)	12,150	71
Other repossessed assets	1,681	1,444
Total non-performing assets (NPAs)	$ 373,329	$ 293,386
Total non-accrual loans as a % of loans	0.74 %	0.58 %
Total NPAs as a % of loans and NPAs	0.76	0.58
Total accruing past due and non-accrual loans as a % of loans	0.94	0.76
Allowance for loan losses as a % of non-accrual loans	155.45	152.83

Loans past due 30 to 59 days decreased $2.1 million to $57.1 million at December 31, 2024 as compared to December 31, 2023 due to declines in most loan categories, except for an increase in commercial real estate loans which was largely driven by a $15.1 million loan included in this early stage delinquency category at December 31, 2024. While this commercial real estate loan is internally classified as substandard, management believes it is well secured and in the process of collection.

Loans past due 60 to 89 days increased $16.9 million to $36.2 million at December 31, 2024 as compared to December 31, 2023 due to higher commercial real estate loan delinquencies, partially offset by decreases in all other loan types within this delinquency category. Commercial real estate loan delinquencies included an $18.6 million matured performing loan in the process of its renewal.

Loans 90 days or more past due and still accruing decreased $7.3 million to $5.9 million at December 31, 2024 as compared to December 31, 2023 largely due to the full repayment of a $4.0 million construction loan that was included in this delinquency category at December 31, 2023, as well as a decline in commercial and industrial loan delinquencies within this category. All the loans past due 90 days or more and still accruing are considered to be well secured and in the process of collection.

Non-accrual loans increased $67.6 million to $359.5 million at December 31, 2024 as compared to December 31, 2023. Non-accrual commercial and industrial loans increased $36.8 million at December 31, 2024 as compared to December 31, 2023 mainly due to a few additional large non-performing loan relationships, including one matured substandard loan totaling $19.6 million with specific reserves of $2.5 million within our allowance for loan losses at December 31, 2024. Non-accrual commercial real estate loans increased $57.5 million at December 31, 2024 as compared to December 31, 2023 driven by additional non-performing loan relationships, including two loan relationships totaling $38.3 million included in this category at December 31, 2024. Non-accrual construction loans decreased $36.3 million to $24.6 million at December 31, 2024 compared to December 31, 2023 mainly due to full repayments and partial loan charge-offs totaling $23.8 million and $12.2 million, respectively, related to three loan relationships.

Non-performing taxi medallion loans included in non-accrual commercial and industrial loans totaled $49.5 million at December 31, 2024 and had related reserves of $25.8 million, or 52.1 percent of such loans, within the allowance for loan losses as compared to $63.3 million of loans with related reserves of $37.7 million at December 31, 2023. During 2024, we closely monitored the performance of our taxi medallion loans (primarily collateralized by New York City medallions). Due to the challenging operating environment for ride services and uncertain borrower performance, all of the taxi medallion loans remain on non-accrual status at December 31, 2024. Further potential declines in the market valuation of taxi medallions and the current operating environment mainly within New York City may negatively impact the performance of this portfolio.

OREO totaled $12.2 million at December 31, 2024 as compared to $71 thousand at December 31, 2023. The December 31, 2024 balance is primarily comprised of two commercial real estate properties transferred to OREO during 2024. Sales of OREO properties and the related gains or losses were not material for the years ended December 31, 2024 and 2023. The foreclosed residential real estate properties included in OREO totaled $152 thousand and $71 thousand at December 31, 2024 and 2023, respectively. See Notes 1 and 3 to the consolidated financial statements for additional information regarding OREO.

Although the timing of collection is uncertain, management believes that the majority of the non-accrual loans at December 31, 2024, are well secured and largely collectible, based in part on our quarterly review of collateral dependent loans and the valuation of the underlying collateral, if applicable. Any estimated shortfall in the net realizable value for collateral dependent loans is charged-off when a loan is 90 or 120 days past due or sooner if it is probable that a loan may not be fully collectible. If interest on non-accrual loans had been accrued in accordance with the original contractual terms, such interest income would have amounted to approximately $32.5 million, $28.8 million and $21.7 million for the years ended December 31, 2024, 2023 and 2022, respectively; none of these amounts were included in interest income during these periods.

Asset Concentration and Risk Elements

Most of our lending is within our primary markets located in northern and central New Jersey, New York City, Long Island, Westchester County, New York and Florida, and, to a lesser extent, Alabama, California and Illinois. As part of our business strategy, we have provided commercial lending to new customers in a few targeted states beyond our geographic footprint. In addition to our primary markets, automobile loans are mostly originated in several other contiguous states. To mitigate our geographic risks, we make efforts to maintain a diversified portfolio as to type of borrower and loan to guard against a potential downward turn in any one economic sector. Due to the level of our underwriting standards applied to all loans, management believes the out of market loans generally present no more risk than those made within the market. However, each loan or group of loans made outside of our primary markets poses different geographic risks based upon the economy of that particular region.

For our commercial loan portfolio, comprised of commercial and industrial loans, commercial real estate loans, and construction loans, a separate credit department is responsible for risk assessment and periodically evaluating overall creditworthiness of a borrower. Additionally, efforts are made to limit concentrations of credit to minimize the impact of a downturn in any one economic sector. We believe our loan portfolio is diversified as to type of borrower and loan. However, loans collateralized by either commercial or residential real estate represented approximately 73 percent of total loans at December 31, 2024. Most of the loans collateralized by real estate are in New Jersey, New York and Florida presenting a geographical credit risk if there was significant broad-based deterioration in economic conditions within these regions. See Item 1A. Risk Factors—"Risks Related to the Operating Environment."

Additionally, our commercial real estate portfolio includes credit risk exposures to loans collateralized by office buildings and multifamily properties in Manhattan and other markets. At December 31, 2024, total commercial real estate loans collateralized by office buildings were approximately $3.1 billion (including approximately $218.1 million located in Manhattan) of the total $26.5 billion portfolio. The majority of the office space loans are multi-tenant and dispersed geographically in Florida, Alabama, New Jersey and New York. Multifamily loans within the portfolio totaled $8.3 billion at December 31, 2024, and included $553 million of loans exposures to greater than 50 percent rent regulated buildings located mainly in Manhattan. We continue to closely monitor these loan types for elevated risks or weaknesses, and internally risk rate and reserve for them in our allowance for loan losses accordingly.

Consumer loans are comprised of residential mortgage loans, home equity loans, automobile loans and other consumer loans. Residential mortgage loans are secured by 1-4 family properties mostly located in New Jersey, New York and Florida. We do provide mortgage loans secured by homes beyond this primary geographic area; however, lending outside this primary area has generally consisted of loans made in support of existing customer relationships, as well as targeted purchases of certain loans guaranteed by third parties. Our mortgage loan originations are comprised of both jumbo (i.e., loans with balances above conventional conforming loan limits) and conventional loans based on underwriting standards that generally comply with Fannie Mae and/or Freddie Mac requirements. The weighted average loan-to-value ratio of all residential mortgage originations in 2024 was 73.5 percent while FICO® (independent objective criteria measuring the creditworthiness of a borrower) scores averaged 758. Home equity and automobile loans are secured loans and are made based on an evaluation of the collateral and the borrower's creditworthiness.

Management realizes that some degree of risk must be expected in the normal course of lending activities. Allowances are maintained to absorb such lifetime expected credit losses inherent in the portfolio. See the "Loan Portfolio Risk Elements and Credit Risk Management" section in Note 5 to the consolidated financial statements for additional information.

Allowance for Credit Losses

The ACL for loans includes the allowance for loan losses and the reserve for unfunded credit commitments. Under CECL, our methodology to establish the allowance for loan losses has two basic components: (i) a collective reserve component for estimated expected credit losses for pools of loans that share common risk characteristics and (ii) an individually evaluated reserve component for loans that do not share risk characteristics, consisting of collateral dependent loans. Valley also maintains a separate allowance for unfunded credit commitments mainly consisting of undisbursed non-cancellable lines of credit, new loan commitments and commercial standby letters of credit.

Valley estimates the collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the loan balances. In estimating the component of the allowance on a collective basis, we use a transition matrix model which calculates an expected life of loan loss percentage for each loan pool by using probability of default and loss given default metrics. The probability of default and loss given default metrics are adjusted using a scaling factor to incorporate a full economic cycle.

The expected life of loan loss percentages are determined by analyzing the migration of loans within the commercial and industrial loan categories from performing to loss by credit quality rating or delinquency categories using historical life-of-loan data for each loan portfolio pool, and by assessing the severity of loss based on the aggregate net lifetime losses incurred. The expected credit losses based on loss history are adjusted for qualitative factors. Among other things, these adjustments include and account for differences in: (i) the impact of the reasonable and supportable economic forecast, relative probability weightings and economic variables under each scenario and reversion period, (ii) other asset specific risks to the extent that they do not exist in the historical loss information, and (iii) net expected recoveries of charged-off loan balances. These adjustments are based on qualitative factors not reflected in the transition matrix but are likely to impact the measurement of estimated credit losses. The expected lifetime loss rate is the life of loan loss percentage from the transition matrix model plus the impact of the adjustments for qualitative factors. The expected credit losses are the product of multiplying the model's expected lifetime loss rate by the exposure at default at period end on an undiscounted basis.

Valley utilizes a two-year reasonable and supportable forecast period followed by a one-year period over which estimated losses revert to historical loss experience on a straight-line basis for the remaining life of the loan. The forecast consists of multi-scenario economic forecasts to estimate future credit losses and are governed by a cross-functional committee. The committee meets each quarter to determine which economic scenarios developed by Moody's will be incorporated into the model, as well as the relative probability weightings of the selected scenarios, based upon all readily available information. The model projects economic variables under each scenario based on detailed statistical analyses. We have identified and selected key variables that most closely correlated to our historical credit performance, which include GDP, unemployment and the Case-Shiller Home Price Index.

Valley maintained the majority of its probability weighting used in the economic forecast to the Moody's Baseline scenario with less emphasis on the S-3 downside and S-1 upside scenarios. The probability weightings were unchanged from December 31, 2023. At December 31, 2024, the standalone Moody's Baseline scenario, reflected a more optimistic outlook as compared to December 31, 2023 in terms of most metrics highlighted below.

At December 31, 2024, the Moody's Baseline forecast included the following specific assumptions:

- GDP expansion by about 2.2 percent in the first quarter 2025;
- Unemployment of 4.1 percent in the first quarter 2025 and over the remainder of the forecast period ending in the fourth quarter 2026;
- The Federal Reserve range was 4.25 - 4.50 percent with two possible cuts totaling 0.25 percent in 2025; and
- Inflation was at 2.9 percent in the fourth quarter 2024 driven by elevated shelter inflation. The inflation rate is expected to continue decreasing to reach the target rate of 2 percent around 2027.

The allowance for credit losses for loans methodology and accounting policy are fully described in Note 1 to the consolidated financial statements.

The following table summarizes the relationship among loans, loans charged-off, loan recoveries, the provision for credit losses and the allowance for credit losses for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
Allowance for credit losses for loans		($ in thousands)	
Beginning balance	$ 465,550	$ 483,255	$ 375,702
Impact of the adoption of ASU No. 2022-02 [1]	—	(1,368)	—
Allowance for purchased credit deteriorated (PCD) loans [2]	—	—	70,319
Beginning balance, adjusted	465,550	481,887	446,021
Loans charged-off:			
Commercial and industrial	(68,299)	(48,015)	(33,250)
Commercial real estate	(125,858)	(11,134)	(4,561)
Construction	(12,637)	(11,812)	—
Residential mortgage	(29)	(194)	(28)
Total Consumer	(8,289)	(4,298)	(4,057)
Total loan charge-offs	(215,112)	(75,453)	(41,896)
Charged-off loans recovered:			
Commercial and industrial	6,038	11,270	17,081
Commercial real estate	3,595	34	2,073
Construction	1,535	—	—
Residential mortgage	140	201	711
Total Consumer	2,194	1,986	2,929
Total loans recovered	13,502	13,491	22,794
Total net loan charge-offs	(201,610)	(61,962)	(19,102)
Provision for credit losses for loans	309,388	45,625	56,336
Ending balance	$ 573,328	$ 465,550	$ 483,255
Components of allowance for credit losses for loans:			
Allowance for loan losses	$ 558,850	$ 446,080	$ 458,655
Allowance for unfunded credit commitments	14,478	19,470	24,600
Allowance for credit losses for loans	$ 573,328	$ 465,550	$ 483,255
Components of provision for credit losses for loans:			
Provision for credit losses for loans	$ 314,380	$ 50,755	$ 48,236
(Credit) provision for unfunded credit commitments	(4,992)	(5,130)	8,100
Total provision for credit losses for loans	$ 309,388	$ 45,625	$ 56,336
Allowance for credit losses for loans as a % of total loans	1.17 %	0.93 %	1.03 %

(1) Represents the opening adjustment for the adoption of ASU No. 2022-02 effective January 1, 2023.
(2) Represents the allowance for acquired PCD loans. For 2022, the allowance for acquired PCD loans is net of PCD loan charge-offs totaling $62.4 million in the second quarter 2022.

The following table presents the relationship among net loans charged-off and recoveries, and average loan balances outstanding for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
		($ in thousands)	
Net loan (charge-offs) recoveries			
Commercial and industrial	$ (62,261)	$ (36,745)	$ (16,169)
Commercial real estate	(122,263)	(11,100)	(2,488)
Construction	(11,102)	(11,812)	—
Residential mortgage	111	7	683
Total consumer	(6,095)	(2,312)	(1,128)
Total	$ (201,610)	$ (61,962)	$ (19,102)
Average loans outstanding			
Commercial and industrial	$ 9,448,128	$ 8,999,783	$ 7,691,496
Commercial real estate	27,838,032	27,610,042	23,127,504
Construction	3,642,785	3,849,473	2,977,688
Residential mortgage	5,642,067	5,498,563	4,899,854
Total consumer	3,459,574	3,394,000	3,233,811
Total	$ 50,030,586	$ 49,351,861	$ 41,930,353
Net loan charge-offs (recoveries) to average loans outstanding			
Commercial and industrial	0.66%	0.41%	0.21%
Commercial real estate	0.44	0.04	0.01
Construction	0.30	0.31	0.00
Residential mortgage	0.00	0.00	(0.01)
Total consumer	0.18	0.07	0.03
Total net loan charge-offs to total average loans outstanding	0.40	0.13	0.05

Net loan charge-offs increased $139.6 million to $201.6 million in 2024 as compared to $62.0 million in 2023 primarily due to higher gross loan charge-offs within commercial loan categories.

Gross commercial and industrial loan charge-offs totaling $68.3 million for the year ended December 31, 2024 included (i) partial charge-offs totaling $9.5 million related to one non-performing taxi medallion loan relationship that was fully reserved for in our allowance for loan losses (ii) an $11.0 million of partial loan charge-offs related to one commercial and industrial loan (with prior reserves within the allowance for loan losses totaling $8.0 million, and (iii) a few larger partial loan charge-offs. Gross commercial real estate loan charge-offs totaling $125.9 million for the year ended December 31, 2024 included (i) full charge-off of $54.1 million non-performing loan relationship, (ii) partial charge-offs of $20.6 million related to a single non-performing commercial real estate loan relationship and (iii) a few larger partial loan charge-offs that had combined specific reserves of $25.9 million within the allowance for loan losses. Gross construction loan charge-offs totaling $12.6 million for the year ended December 31, 2024 included partial charge-offs of four construction loans with total allocated specific reserves of $4.9 million.

While elevated as compared with the low levels of net charge-offs experienced in 2023 and 2022, the overall level of net loan charge-offs (as presented in the above table) for the year ended December 31, 2024 continued to largely trend within management's expectations for the credit quality of the loan portfolio during 2024.

The following table summarizes the allocation of the allowance for credit losses to specific loan portfolio categories at December 31, 2024 and 2023:

	2024		2023	
	Allowance Allocation	Percent of Loan Category to Total Loans	Allowance Allocation	Percent of Loan Category to Total Loans
	($ in thousands)			
Loan Category:				
Commercial and industrial	$ 173,002	20.4 %	$ 133,359	18.4 %
Commercial real estate:				
Commercial real estate	251,351	54.4	194,820	56.2
Construction	52,797	6.3	54,778	7.4
Total commercial real estate	304,148	60.7	249,598	63.6
Residential mortgage	58,895	11.5	42,957	11.1
Total consumer	22,805	7.4	20,166	6.9
Total allowance for loan losses	558,850	100.0 %	446,080	100.0 %
Allowance for unfunded credit commitments	14,478		19,470	
Total allowance for credit losses for loans	$ 573,328		$ 465,550	

The allowance for credit losses for loans, comprised of our allowance for loan losses and unfunded credit commitments (including letters of credit), as a percentage of total loans was 1.17 percent at December 31, 2024 and 0.93 percent at December 31, 2023. The allowance for credit losses for loans increased $107.8 million at December 31, 2024 as compared to December 31, 2023.

The provision for credit losses for loans totaled $309.4 million and $45.6 million for the year ended December 31, 2024 and 2023, respectively. The increase in the 2024 provision was mainly due to: (i) higher quantitative reserves related to criticized and classified loans within the commercial real estate, (ii) commercial and industrial loan growth, (iii) additional specific reserves and charge-offs associated with the revaluation of collateral dependent commercial loans (iv) the impact of loan charge-offs, was partially offset by lower economic forecast and other qualitative reserves.

As of December 31, 2024, the credit quality of our Florida loan portfolio has also remained resilient in the aftermath of Hurricanes Helene and Milton, which hit Florida in September and October 2024, respectively. At this time, there have been relatively few loan concessions (mostly in the form of loan payment deferrals up to 90 days) for distressed borrowers impacted by the hurricanes. At December 31, 2024, the hurricanes did not have a significant impact on the level of reserves or expected loan charge-offs within our allowance for loan losses. As a result, our provision for loan losses for the fourth quarter 2024 was net of an $8.0 million release of qualitative reserves for estimated losses related to the hurricanes in our allowance at September 30, 2024.

We expect our provision for credit losses to decrease from the elevated level experienced in 2024 and increasingly normalize throughout 2025. However, there can be no assurance that we will achieve lower provision levels due to several other factors, including, but not limited to, the impact of future changes in the overall performance of our loan portfolio, potential downgrades in the internal risk classification of commercial loans and the composition of our loan portfolio, including targeted growth in loan categories not secured by real estate such as commercial and industrial loans.

See Note 5 to the consolidated financial statements for additional information regarding our allowance for credit losses for loans.

Loan Repurchase Contingencies

We engage in the origination of residential mortgages for sale into the secondary market. Our sales of residential mortgage loans originated for sale totaled approximately $203.8 million, $202.5 million and $385.5 million for 2024, 2023 and 2022, respectively. The level of loan sales is impacted by several factors, including consumer demand and preferences for certain mortgage products and our management of the interest rate risk and the mix of the interest earning assets on our balance sheet. Residential mortgage loan sales during the last three years were significantly lower than 2021 largely due to a reduction in our conforming new and refinanced loan originations caused by the higher level of mortgage interest rates and reduced consumer demand.

In connection with our loan sales, including both residential mortgage loans originated for sale and less frequent transfers and sales from our loans held for investment portfolio, we make representations and warranties, which, if breached, may require us to repurchase such loans, substitute other loans or indemnify the purchasers of such loans for actual losses incurred due to such loans. However, the performance of our loans sold has been historically strong due to our strict underwriting standards and procedures. Over the past several years, we have experienced a nominal amount of repurchase requests, only a few of which have actually resulted in repurchases by Valley (there were no loan repurchases in 2024 and only three loan repurchases in 2023). None of the loan repurchases resulted in material loss. Accordingly, no reserves pertaining to loans sold were established on our consolidated financial statements at December 31, 2024 and 2023. See Item 1A. Risk Factors —"We may incur future losses in connection with repurchases and indemnification payments related to mortgages that we have sold into the secondary market" for additional information.

Capital Adequacy

A significant measure of the strength of a financial institution is its shareholders' equity. At December 31, 2024 and 2023, shareholders' equity totaled approximately $7.4 billion and $6.7 billion, or 11.9 percent and 11.0 percent of total assets, respectively.

During 2024, total shareholders' equity increased by $733.7 million, primarily due to the following:
- net proceeds from the issuance of common stock totaling $448.9 million,
- net income of $380.3 million,
- net proceeds from the issuance of Series C preferred stock of $144.7 million, and
- a $22.4 million increase attributable to the effect of share issuances under our stock incentive plan.

These positive changes were partially offset by:
- cash dividends declared on common and preferred stock totaling a combined $253.6 million, and
- other comprehensive loss of $8.9 million.

Valley and the Bank are subject to the regulatory capital requirements administered by the Federal Reserve and the OCC. Quantitative measures established by regulation to ensure capital adequacy require Valley and the Bank to maintain minimum amounts and ratios of common equity Tier 1 capital, total and Tier 1 capital to risk-weighted assets, and Tier 1 capital to average assets, as defined in the regulations.

The following table presents the capital guidelines and actual ratios applicable to Valley as of December 31, 2024 and 2023:

	Minimum Ratio	Minimum Ratio plus Capital Conservation Buffer	Actual Ratio 2024	Actual Ratio 2023
Total Risk-based Capital	8.0 %	10.5 %	13.87 %	11.76 %
Common Equity Tier 1 Capital	4.5	7.0	10.82	9.29
Tier 1 Risk-based Capital	6.0	8.5	11.55	9.72
Tier 1 Leverage Capital	4.0	N/A	9.16	8.16

As of December 31, 2024 and 2023, Valley and the Bank exceeded all capital adequacy requirements. See Note 17 to the consolidated financial statements for Valley's and the Bank's regulatory capital positions and capital ratios.

The increases in the total risk-based capital, common equity Tier 1 capital, and Tier 1 capital ratios at December 31, 2024 as compared to December 31, 2023 were largely due to several factors, including (1) the net proceeds from Valley's issuances of common stock and Series C preferred stock during the third and fourth quarter 2024, respectively, (2) a credit risk transfer transaction executed in the second quarter 2024 related to a portion of the automobile loan portfolio and (3) our sales of commercial real estate and construction loans during 2024. See Notes 5, 15 and 18 to the consolidated financial statements for more details on loan sales, the credit risk transfer transaction and the common and preferred stock issuances, respectively.

For regulatory capital purposes, in accordance with the Federal Reserve's final rule issued on August 26, 2020, we deferred 100 percent of the CECL Day 1 impact to shareholders' equity plus 25 percent of the reserve build (i.e., provision for credit losses less net charge-offs) for a two-year period ending January 1, 2022. On January 1, 2022, the deferral amount totaling $47.3 million after-tax started to be phased-in by 25 percent and will increase 25 percent per year until fully phased-in on January 1, 2025. As of December 31, 2024, approximately $35.5 million of the $47.3 million deferral amount was recognized as a reduction to regulatory capital and, as a result, decreased our risk-based capital ratios by approximately 9 basis points. The full deferral amount of $47.3 million was phased-in on January 1, 2025 and expected to result in an additional 3 basis point reduction in our risk-based capital ratios during the first quarter 2025.

Typically, our primary source of capital growth is through retention of earnings. Our rate of earnings retention is derived by dividing undistributed earnings per common share by earnings (or net income available to common shareholders) per common share. Our retention ratio was 36.2 percent and 53.7 percent for the years ended December 31, 2024 and 2023, respectively. The decline in the retention ratio for 2024 was largely due to the significant increase in our provision for credit losses and the resulting decline in our level of earnings before dividends as compared to the year ended December 31, 2023.

Cash dividends declared amounted to $0.44 per common share for both years ended December 31, 2024 and 2023. The Board is committed to examining and weighing relevant facts and considerations, including its commitment to shareholder value, each time it makes a cash dividend decision. The Federal Reserve has cautioned all bank holding companies about distributing dividends which may reduce the level of capital or not allow capital to grow considering the increased capital levels required under the Basel III rules. Prior to the date of this filing, Valley has received no objection or adverse guidance from the Federal Reserve or the OCC regarding the current level of its quarterly common stock dividend. However, the Federal Reserve has reiterated its long-standing guidance in recent years that banking organizations should consult them before declaring dividends in excess of earnings for the corresponding quarter.

We may from time to time offer and sell in one or more offerings, individually or in any combination, our common stock, preferred stock and other non-equity securities in order to pursue growth opportunities that may become available in the future and comply with any changes in the regulatory environment that call for increased capital requirements. Valley's ability, and any decision to issue and sell securities, is subject to market conditions and Valley's capital needs at such time. Additional equity offerings may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both. Such offerings may be necessary in the future due to several reasons beyond management's control, including numerous external factors that could negatively impact the strength of the U.S. economy or our ability to maintain or increase the level of our net income. See Note 18 to the consolidated financial statements for additional information on Valley's common and preferred stock, including new issuances during 2024.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Information regarding Quantitative and Qualitative Disclosures About Market Risk is discussed in the "Interest Rate Sensitivity" section contained in Item 7. MD&A and it is incorporated herein by reference.

VALLEY NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2024	**2023**
	(in thousands except for share data)	
Assets		
Cash and due from banks	$ 411,412	$ 284,090
Interest bearing deposits with banks	1,478,713	607,135
Investment securities:		
Equity securities	71,513	64,464
Trading debt securities	—	3,973
Available for sale debt securities	3,369,724	1,296,576
Held to maturity debt securities (net of allowance for credit losses of $647 at December 31, 2024 and $1,205 at December 31, 2023)	3,531,573	3,739,208
Total investment securities	6,972,810	5,104,221
Loans held for sale (includes fair value of $16,931 at December 31, 2024 and $20,640 at December 31, 2023 for loans originated for sale)	25,681	30,640
Loans	48,799,711	50,210,295
Less: Allowance for loan losses	(558,850)	(446,080)
Net loans	48,240,861	49,764,215
Premises and equipment, net	350,796	381,081
Lease right of use assets	328,475	343,461
Bank owned life insurance	731,574	723,799
Accrued interest receivable	239,941	245,498
Goodwill	1,868,936	1,868,936
Other intangible assets, net	128,661	160,331
Other assets	1,713,831	1,421,567
Total Assets	$ 62,491,691	$ 60,934,974
Liabilities		
Deposits:		
Non-interest bearing	$ 11,428,674	$ 11,539,483
Interest bearing:		
Savings, NOW and money market	26,304,639	24,526,622
Time	12,342,544	13,176,724
Total deposits	50,075,857	49,242,829
Short-term borrowings	72,718	917,834
Long-term borrowings	3,174,155	2,328,375
Junior subordinated debentures issued to capital trusts	57,455	57,108
Lease liabilities	388,303	403,781
Accrued expenses and other liabilities	1,288,076	1,283,656
Total Liabilities	55,056,564	54,233,583
Shareholders' Equity		
Preferred stock, no par value; authorized 50,000,000 shares:		
Series A (4,600,000 shares issued at December 31, 2024 and December 31, 2023)	111,590	111,590
Series B (4,000,000 shares issued at December 31, 2024 and December 31, 2023)	98,101	98,101
Series C (6,000,000 shares issued at December 31, 2024)	144,654	—
Common stock (no par value, authorized 650,000,000 shares; issued 558,786,093 shares at December 31, 2024 and 507,896,910 shares at December 31, 2023)	195,998	178,187
Surplus	5,442,070	4,989,989
Retained earnings	1,598,048	1,471,371
Accumulated other comprehensive loss	(155,334)	(146,456)
Treasury stock, at cost (186,983 common shares at December 31, 2023)	—	(1,391)
Total Shareholders' Equity	7,435,127	6,701,391
Total Liabilities and Shareholders' Equity	$ 62,491,691	$ 60,934,974

See accompanying notes to consolidated financial statements.

VALLEY NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,		
	2024	2023	2022
	(in thousands, except for share data)		
Interest Income			
Interest and fees on loans	$ 3,079,864	$ 2,886,930	$ 1,828,477
Interest and dividends on investment securities:			
Taxable	181,940	130,708	105,716
Tax-exempt	19,253	20,305	17,958
Dividends	24,958	24,139	11,468
Interest on federal funds sold and other short-term investments	51,482	76,809	13,064
Total interest income	3,357,497	3,138,891	1,976,683
Interest Expense			
Interest on deposits:			
Savings, NOW and money market	913,963	739,025	186,709
Time	644,964	535,749	69,691
Interest on short-term borrowings	22,047	94,869	17,453
Interest on long-term borrowings and junior subordinated debentures	147,815	103,770	47,190
Total interest expense	1,728,789	1,473,413	321,043
Net Interest Income	1,628,708	1,665,478	1,655,640
(Credit) provision for credit losses for available for sale and held to maturity securities	(558)	4,559	481
Provision for credit losses for loans	309,388	45,625	56,336
Net Interest Income After Provision for Credit Losses	1,319,878	1,615,294	1,598,823
Non-Interest Income			
Wealth management and trust fees	62,616	44,158	34,709
Insurance commissions	12,794	11,116	11,975
Capital markets	27,221	41,489	52,362
Service charges on deposit accounts	48,276	41,306	36,930
Gains (losses) on securities transactions, net	100	1,104	(1,230)
Fees from loan servicing	12,393	10,670	11,273
(Losses) gains on sales of loans, net	(5,840)	6,054	6,418
Gains on sales of assets, net	3,727	6,809	897
Bank owned life insurance	16,942	11,843	8,040
Other	46,272	51,180	45,419
Total non-interest income	224,501	225,729	206,793
Non-Interest Expense			
Salary and employee benefits expense	558,595	563,591	526,737
Net occupancy expense	102,124	101,470	94,352
Technology, furniture and equipment expense	135,109	150,708	161,752
FDIC insurance assessment	61,476	88,154	22,836
Amortization of other intangible assets	35,045	39,768	37,825
Professional and legal fees	70,315	80,567	82,618
Amortization of tax credit investments	18,946	18,009	12,407
Other	124,250	120,424	86,422
Total non-interest expense	1,105,860	1,162,691	1,024,949
Income Before Income Taxes	438,519	678,332	780,667
Income tax expense	58,248	179,821	211,816
Net Income	380,271	498,511	568,851
Dividends on preferred stock	21,369	16,135	13,146
Net Income Available to Common Shareholders	$ 358,902	$ 482,376	$ 555,705
Earnings Per Common Share:			
Basic	$ 0.70	$ 0.95	$ 1.14
Diluted	0.69	0.95	1.14

See accompanying notes to consolidated financial statements.

VALLEY NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended December 31,		
	2024	2023	2022
		(in thousands)	
Net income	$ 380,271	$ 498,511	$ 568,851
Other comprehensive (loss) income, net of tax:			
Unrealized losses and gains on available for sale debt securities			
Net (losses) gains arising during the period	(18,397)	12,950	(136,981)
Amounts reclassified to earnings	1	(634)	(23)
Total	(18,396)	12,316	(137,004)
Unrealized gains and losses on derivatives (cash flow hedges)			
Net (losses) gains on derivatives arising during the period	—	(757)	3,362
Amounts reclassified to earnings	(869)	638	203
Total	(869)	(119)	3,565
Defined benefit pension and postretirement benefit plans			
Net gains (losses) arising during the period	10,609	5,442	(13,175)
Amortization of prior service cost	(97)	(90)	(100)
Amortization of actuarial net (losses) gains	(125)	(3)	644
Total	10,387	5,349	(12,631)
Total other comprehensive (loss) income	(8,878)	17,546	(146,070)
Total comprehensive income	$ 371,393	$ 516,057	$ 422,781

See accompanying notes to consolidated financial statements.

VALLEY NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Preferred Stock	Common Stock Shares	Common Stock Amount	Surplus	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Shareholders' Equity
					($ in thousands)			
Balance - December 31, 2021	$ 209,691	421,437	$148,482	$3,883,035	$ 883,645	$ (17,932)	$ (22,855)	$ 5,084,066
Net income	—	—	—	—	568,851	—	—	568,851
Other comprehensive loss, net of tax	—	—	—	—	—	(146,070)	—	(146,070)
Cash dividends declared:								
Preferred stock, Series A, $1.56 per share	—	—	—	—	(7,188)	—	—	(7,188)
Preferred stock, Series B, $1.49 per share	—	—	—	—	(5,958)	—	—	(5,958)
Common Stock, $0.44 per share	—	—	—	—	(215,513)	—	—	(215,513)
Effect of stock incentive plan, net	—	1,089	1	9,069	(5,392)	—	14,624	18,302
Common stock issued in acquisition	—	84,863	29,702	1,088,127	—	—	—	1,117,829
Common stock repurchased	—	(1,015)	—	—	—	—	(13,517)	(13,517)
Balance - December 31, 2022	209,691	506,374	178,185	4,980,231	1,218,445	(164,002)	(21,748)	6,400,802
Adjustment due to the adoption of ASU 2022-02	—	—	—	—	990	—	—	990
Balance - January 1, 2023	209,691	506,374	178,185	4,980,231	1,219,435	(164,002)	(21,748)	6,401,792
Net income	—	—	—	—	498,511	—	—	498,511
Other comprehensive income, net of tax	—	—	—	—	—	17,546	—	17,546
Cash dividends declared:								
Preferred stock, Series A, $1.56 per share	—	—	—	—	(7,188)	—	—	(7,188)
Preferred stock, Series B, $2.24 per share	—	—	—	—	(8,947)	—	—	(8,947)
Common Stock, $0.44 per share	—	—	—	—	(225,779)	—	—	(225,779)
Effect of stock incentive plan, net	—	1,309	2	9,758	(4,011)	—	18,049	23,798
Common stock issued	—	327	—	—	(650)	—	4,400	3,750
Common stock repurchased	—	(300)	—	—	—	—	(2,092)	(2,092)
Balance - December 31, 2023	209,691	507,710	178,187	4,989,989	1,471,371	(146,456)	(1,391)	6,701,391
Net income	—	—	—	—	380,271	—	—	380,271
Other comprehensive loss, net of tax	—	—	—	—	—	(8,878)	—	(8,878)
Cash dividends declared:								
Preferred stock, Series A, $1.56 per share	—	—	—	—	(7,188)	—	—	(7,188)
Preferred stock, Series B, $2.29 per share	—	—	—	—	(9,163)	—	—	(9,163)
Preferred stock, Series C, $0.84 per share	—	—	—	—	(5,018)	—	—	(5,018)
Common Stock, $0.44 per share	—	—	—	—	(232,225)	—	—	(232,225)
Effect of stock incentive plan, net	—	1,878	592	20,380	—	—	1,391	22,363
Preferred stock issued	144,654	—	—	—	—	—	—	144,654
Common stock issued	—	49,198	17,219	431,701	—	—	—	448,920
Balance - December 31, 2024	$ 354,345	558,786	$195,998	$5,442,070	$1,598,048	$ (155,334)	$ —	$ 7,435,127

See accompanying notes to consolidated financial statements.

2024 Form 10-K

VALLEY NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Cash flows from operating activities:			
Net income	$ 380,271	$ 498,511	$ 568,851
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	43,789	43,437	41,620
Stock-based compensation	28,988	33,102	28,788
Provision for credit losses	308,830	50,184	56,817
Net accretion of discounts and amortization of premium on securities and borrowings	(3,399)	(2,145)	10,653
Amortization of other intangible assets	35,045	39,768	37,825
Losses (gains) on available for sale and held to maturity debt securities, net	15	(401)	(95)
Proceeds from sales of loans held for sale	253,749	205,575	389,666
Losses (gains) on sales of loans, net	5,840	(6,054)	(6,418)
Originations of loans held for sale	(244,710)	(204,686)	(267,158)
Gains on sales of assets, net	(3,727)	(6,809)	(897)
Net deferred income tax (benefit) expense	(6,139)	(9,359)	7,485
Net change in:			
Fair value of financial instruments hedged by derivative transactions	13,402	4,810	(28,907)
Trading debt securities	3,973	9,465	24,692
Lease right of use assets	18,467	(37,125)	1,831
Cash surrender value of bank owned life insurance	(16,942)	(11,843)	(8,040)
Accrued interest receivable	5,557	(48,892)	(74,007)
Other assets	(263,375)	(173,512)	(229,107)
Accrued expenses and other liabilities	(11,094)	(5,834)	874,880
Net cash provided by operating activities	548,540	378,192	1,428,479
Cash flows from investing activities:			
Net loan originations and purchases	(137,723)	(3,346,633)	(6,868,735)
Equity securities:			
Purchases	(9,950)	(14,011)	(11,209)
Sales	1,910	1,850	3,118
Held to maturity debt securities:			
Purchases	(103,256)	(302,774)	(838,569)
Maturities, calls and principal repayments	309,475	379,536	475,327
Available for sale debt securities:			
Purchases	(2,387,595)	(112,317)	(54,618)
Sales	—	18,779	12,846
Maturities, calls and principal repayments	296,860	78,588	225,942
Death benefit proceeds from bank owned life insurance	9,121	5,218	4,680
Proceeds from sales of real estate property and equipment	3,199	18,308	10,832
Proceeds from sales of loans not originated for sale	1,226,759	—	—
Proceeds from sale of commercial premium finance lending division	98,060	—	—
Purchases of real estate property and equipment	(16,144)	(76,046)	(68,935)
Cash and cash equivalents acquired in acquisitions, net	—	—	321,540
Net cash used in investing activities	$ (709,284)	$ (3,349,502)	$ (6,787,781)

VALLEY NATIONAL BANCORP
CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31,		
	2024	**2023**	**2022**
		(in thousands)	
Cash flows from financing activities:			
Net change in deposits	$ 830,609	$ 1,605,915	$ 4,974,505
Net change in short-term borrowings	(845,116)	779,105	(620,791)
Proceeds from issuance of long-term borrowings, net	1,001,800	1,251,804	147,508
Repayments of long-term borrowings	(165,000)	(475,000)	—
Proceeds from issuance of preferred stock, net	144,654	—	—
Cash dividends paid to preferred shareholders	(21,369)	(14,338)	(13,146)
Cash dividends paid to common shareholders	(228,228)	(225,411)	(205,999)
Purchase of common shares to treasury	(8,867)	(11,475)	(24,123)
Common stock issued, net	451,164	4,006	120
Other, net	(3)	(18)	(745)
Net cash provided by financing activities	1,159,644	2,914,588	4,257,329
Net change in cash and cash equivalents	998,900	(56,722)	(1,101,973)
Cash and cash equivalents at beginning of year	891,225	947,947	2,049,920
Cash and cash equivalents at end of year	$ 1,890,125	$ 891,225	$ 947,947
Supplemental disclosures of cash flow information:			
Cash payments for:			
Interest on deposits and borrowings	$ 1,737,721	$ 1,359,534	$ 281,137
Federal and state income taxes	89,701	236,503	172,102
Supplemental schedule of non-cash investing activities:			
Transfer of loans to other real estate owned, net	$ 12,431	$ 974	$ —
Transfer of loans to loans held for sale, net	1,042,725	10,000	—
Lease right of use assets obtained in exchange for operating lease liabilities	21,501	81,727	32,604
Acquisitions:			
Non-cash assets acquired:			
Equity securities	$ —	$ —	$ 6,239
Investment securities available for sale	—	—	505,928
Investment securities held to maturity	—	—	806,627
Loans, net	—	—	5,844,070
Premises and equipment	—	—	38,827
Lease right of use assets	—	—	49,434
Bank owned life insurance	—	—	126,861
Accrued interest receivable	—	—	25,717
Goodwill	—	—	409,928
Other intangible assets	—	—	159,587
Other assets	—	—	155,945
Total non-cash assets acquired	$ —	$ —	$ 8,129,163
Liabilities assumed:			
Deposits	$ —	$ —	$ 7,029,997
Short-term borrowings	—	—	103,794
Lease liabilities	—	—	79,844
Accrued expenses and other liabilities	—	—	119,240
Total liabilities assumed	$ —	$ —	$ 7,332,875
Net non-cash assets acquired	$ —	$ —	$ 796,288
Cash and cash equivalents acquired in acquisitions, net	$ —	$ —	$ 321,540
Common stock issued in acquisition	$ —	$ —	$ 1,117,829

See accompanying notes to consolidated financial statements.

VALLEY NATIONAL BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Note 1)

Business

Valley National Bancorp, a New Jersey corporation, is a financial holding company that through its commercial bank subsidiary, Valley National Bank and its subsidiaries, provides a full range of commercial, retail and trust and investment services largely through its offices and ATM network throughout northern and central New Jersey, the New York City boroughs of Manhattan, Brooklyn and Queens, Long Island, Westchester County, New York, Florida, Alabama, California and Illinois.

In addition to the Bank, Valley's consolidated subsidiaries include, but are not limited to: an insurance agency offering property and casualty, life and health insurance; an asset management adviser that is a registered investment adviser with the SEC; a registered securities broker-dealer with the SEC and member of FINRA, which is also licensed as an insurance agency to provide life and health insurance; a title insurance agency in New York, which also provides services in New Jersey; an advisory firm specializing in the investment and management of tax credits; and a subsidiary which specializes in health care equipment lending and other commercial equipment leases.

Basis of Presentation

The consolidated financial statements of Valley include the accounts of the Bank and all other entities in which Valley has a controlling financial interest. All inter-company transactions and balances have been eliminated. The accounting and reporting policies of Valley conform to GAAP and general practices within the financial services industry. In accordance with GAAP, Valley does not consolidate statutory trusts established for the sole purpose of issuing trust preferred securities and related trust common securities. See Note 11 for more details. Certain prior period amounts have been reclassified to conform to the current presentation.

In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly Valley's financial position, results of operations, changes in shareholders' equity and cash flows at December 31, 2024 and for all periods presented have been made.

Significant Estimates. In preparing the consolidated financial statements in conformity with GAAP, management has made estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated statements of financial condition and results of operations for the periods indicated. Material estimates that require application of management's most difficult, subjective or complex judgment and are particularly susceptible to change include: the allowance for credit losses, the evaluation of goodwill and other intangible assets for impairment, and income taxes. Estimates and assumptions are reviewed periodically, and the effects of revisions are reflected in the consolidated financial statements in the period they are deemed necessary. While management uses its best judgment, actual amounts or results could differ significantly from those estimates. The current economic environment can also increase the degree of uncertainty inherent in these material estimates. Actual results may differ from those estimates. Also, future amounts and values could differ materially from those estimates due to changes in values and circumstances after the balance sheet date.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, interest bearing deposits in other banks (including the Federal Reserve Bank of New York) and, from time to time, overnight federal funds sold. Federal funds sold essentially represent an uncollateralized loan. Therefore, Valley regularly evaluates the credit risk associated with the other financial institutions to ensure that the Bank does not become exposed to any significant credit risk on these cash equivalents.

Investment Securities

Debt securities are classified at the time of purchase based on management's intention, such as securities HTM, securities AFS or trading securities. Investment securities classified as HTM are those that management has the positive intent and ability to hold until maturity. Investment securities HTM are carried at amortized cost, adjusted for amortization of premiums and accretion of discounts using the level-yield method over the contractual term of the securities, adjusted for actual prepayments, or to call date if the security was purchased at premium. Investment securities classified as AFS are carried at fair value with unrealized holding gains and losses reported as a component of other comprehensive income or loss, net of tax. Realized gains or losses on the AFS securities are recognized by the specific identification method and are included in net gains and losses on securities transactions within non-interest income.

Trading debt securities are reported at fair value with the unrealized gains or losses due to changes in fair value reported within non-interest income. Net trading gains and losses are included in net gains and losses on securities transactions within non-interest income.

Equity securities are presented on the statements of financial condition at fair value with any unrealized and realized gains and losses reported in non-interest income. See Notes 3 and 4 for additional information.

Investments in FHLB and FRB stock, which have limited marketability, are carried at cost in other assets. Security transactions are recorded on a trade-date basis.

Interest income on investments includes amortization of purchase premiums and discounts. Valley discontinues the recognition of interest on debt securities if the securities meet both of the following criteria: (i) regularly scheduled interest payments have not been paid or have been deferred by the issuer, and (ii) full collection of all contractual principal and interest payments is not deemed to be the most likely outcome.

Allowance for Credit Losses for Held to Maturity Debt Securities

Valley estimates and recognizes an allowance for credit losses for HTM debt securities using the CECL methodology. Valley has a zero-loss expectation for certain securities within the HTM portfolio, and therefore it is not required to estimate an allowance for credit losses related to these securities under the CECL standard. After an evaluation of qualitative factors, Valley identified the following securities types which it believes qualify for this exclusion: U.S. Treasury securities, U.S. government agency securities, residential mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac, and collateralized municipal bonds referred to as TEMS.

To measure the expected credit losses on HTM debt securities that have loss expectations, Valley estimates the expected credit losses using a discounted cash flow model developed by a third-party. Assumptions used in the model for pools of securities with common risk characteristics include the historical lifetime probability of default and severity of loss in the event of default, with the model incorporating several economic cycles of loss history data to calculate expected credit losses given default at the individual security level. The model is adjusted for a probability weighted multi-scenario economic forecast to estimate future credit losses. Valley uses a two-year reasonable and supportable forecast period, followed by a one-year period over which estimated losses revert to historical loss experience for the remaining life of investment security. The economic forecast methodology and governance for debt securities is aligned with Valley's economic forecast used for the loan portfolio. Accrued interest receivable is excluded from the estimate of credit losses. See Note 4 for additional information.

Impairment of Available for Sale Debt Securities

The impairment model for AFS debt securities differs from the CECL methodology applied to HTM debt securities because the AFS debt securities are measured at fair value rather than amortized cost. AFS debt securities in unrealized loss positions are evaluated for impairment related to credit losses on a quarterly basis. In performing an assessment of whether any decline in fair value is due to a credit loss, Valley considers the extent to which the fair value is less than the amortized cost, changes in credit ratings, any adverse economic conditions, as well as all relevant information at the individual security level, such as credit deterioration of the issuer or collateral underlying the security. In assessing the impairment, Valley compares the present value of cash flows expected to be collected with the amortized cost basis of the security. If it is determined that the decline in fair value was due to credit losses, an allowance for credit losses is recorded, limited to the amount the fair value is less than amortized cost basis. The non-credit related decrease in the fair value, such as a decline due to changes in market interest rates, is recorded in other comprehensive income, net of tax. Valley also assesses the intent to sell the securities (as well as the likelihood of a near-term recovery). If Valley intends to sell an AFS debt security or it is more likely than not that Valley will be required to sell the security before recovery of its amortized cost basis, the debt security is written down to its fair value and the write down is charged to the debt security's fair value at the reporting date with any incremental impairment reported in earnings. See Note 4 for additional information.

Loans Held for Sale

Loans held for sale generally consist of residential mortgage loans originated and intended for sale in the secondary market and are carried at their estimated fair value on an instrument-by-instrument basis as permitted by the fair value option election under GAAP. Changes in fair value are recognized in non-interest income in the accompanying consolidated statements of income as a component of net gains on sales of loans. Origination fees and costs related to loans originated for sale (and carried at fair value) are recognized as earned and as incurred. Loans held for sale are generally sold with loan servicing rights retained by Valley. Gains recognized on loan sales include the value assigned to the rights to service the loan. See the "Loan Servicing Rights" section below. Occasionally, Valley may elect to transfer certain loans at the lower of unamortized cost or fair market value to loans held for sale from the held for investment loan portfolio. At December 31, 2024, loans held for sale consisted of several residential mortgage loans originated for sale and one non-performing commercial real estate loan with a carrying value of $8.8 million.

Loans and Loan Fees

Loans are reported at their outstanding principal balance net of any unearned income, charge-offs, unamortized deferred fees and costs on originated loans and premium or discounts on purchased loans, except for PCD loans recorded at the purchase price, including non-credit discounts, plus the allowance for credit losses expected at the time of acquisition. Loan origination and commitment fees, net of related costs are deferred and amortized as an adjustment of loan yield over the estimated life of the loans approximating the effective interest method.

Loans are deemed to be past due when the contractual principal and interest payments have not been received as they become due. Loans are placed on non-accrual status generally, when they become 90 days past due and/or the full and timely collection of principal and interest becomes uncertain. When a loan is placed on non-accrual status, interest accruals cease, and uncollected accrued interest is reversed and charged against current income. Cash collections from non-accrual loans are generally credited to the loan balance, and no interest income is recognized on these loans until the principal balance has been determined to be fully collectible. A loan in which the borrowers' obligation has not been released in bankruptcy courts may be restored to an accruing basis when it becomes well secured and is in the process of collection, or all past due amounts become current under the loan agreement and collectability is no longer doubtful.

Loans classified as PCD loans are acquired loans, mainly through bank acquisitions, where there is evidence of more than insignificant credit deterioration since their origination. We consider various factors in connection with this determination, including past due or non-accrual status, credit risk rating declines, and any write downs recorded based on the collectability of the asset, among other factors. PCD loans are recorded at their purchase price plus an allowance estimated at the time of acquisition, which represents the amortized cost basis of the asset. The difference between this amortized cost basis and the par value of the loan is the non-credit discount or premium, which is amortized into interest income over the life of the loan. Subsequent increases and decreases in the allowance for credit losses related to purchased loans is recorded as provision expense.

Allowance for Credit Losses for Loans

Valley uses the CECL methodology to estimate an ACL for loans. The ACL is a valuation account that is deducted from the amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged off against the allowance when management believes the uncollectibility of a loan balance is confirmed. Provisions for credit losses for loans and recoveries on loans previously charged-off by Valley are added back to the allowance.

The ACL for loans includes the allowance for loan losses and the reserve for unfunded credit commitments. Under CECL, Valley's methodology to establish the allowance for loan losses has two basic components: (i) a collective reserve component for estimated lifetime expected credit losses for pools of loans that share common risk characteristics and (ii) an individually evaluated reserve component for loans that do not share common risk characteristics, consisting of collateral dependent loans. Valley also maintains a separate allowance for unfunded credit commitments mainly consisting of reserves for credit losses on undisbursed non-cancellable lines of credit, new loan commitments and commercial standby letters of credit.

Reserves for loans that share common risk characteristics. Valley estimates the collective ACL using a current expected credit losses methodology which is based on relevant information about historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the loan balances. In estimating the component of the allowance on a collective basis, Valley uses a transition matrix model which calculates an expected life of loan loss percentage for each loan pool by using probability of default and loss given default metrics. The probability of default and loss given default metrics are adjusted using a scaling factor to incorporate a full economic cycle.

The expected life of loan loss percentages are determined by analyzing the migration of loans from performing to loss by credit quality rating or delinquency categories using historical life-of-loan data for each loan portfolio pool, and by assessing the severity of loss, based on the aggregate net lifetime losses incurred. The expected credit losses based on loss history are adjusted for qualitative factors. Among other things, these adjustments include and account for differences in: (i) the impact of the reasonable and supportable economic forecast, probability weightings and economic variables under each scenario and reversion period, (ii) other asset specific risks to the extent they do not exist in the historical loss information, and (iii) net expected recoveries of charged off loan balances. These adjustments are based on qualitative factors not reflected in the transition matrix but are likely to impact the measurement of estimated credit losses. The expected lifetime loss rate is the life of loan loss percentage from the transition matrix model plus the impact of the adjustments for qualitative factors. The expected credit losses are the product of multiplying the model's expected lifetime loss rate by the exposure at default at period end on an undiscounted basis.

Valley utilizes a two-year reasonable and supportable forecast period followed by a one-year period over which estimated losses revert to historical loss experience on a straight-line basis for the remaining life of the loan. The forecast consists of multi-scenario economic forecasts to estimate future credit losses that is governed by a cross-functional committee. The committee meets each quarter to determine which economic scenarios developed by Moody's will be incorporated into the model, as well as the relative probability weightings of the selected scenarios, based upon all readily available information. The model projects economic variables under each scenario based on detailed statistical analyses. Valley has identified and selected key variables that most closely correlated to its historical credit performance, which include GDP, unemployment and the Case-Shiller Home Price Index.

The loan credit quality data utilized in the transition matrix model is based on an internal credit risk rating system for the commercial and industrial loan and commercial real estate loan portfolio segments and delinquency aging status for the residential and consumer loan portfolio segments. Loans are risk-rated based on an internal credit risk grading process that evaluates, among other things: (i) the obligor's ability to repay; (ii) the underlying collateral, if any; and (iii) the economic environment and industry in which the borrower operates. This analysis is performed at the relationship manager level for all commercial and industrial loans, and commercial real estate loans, which are evaluated by the Loan Review Department on a test basis. Loans with a grade below a "Pass" grade are adversely classified. Once a loan becomes adversely classified, it automatically transitions from the "Pass" segment of the model to the corresponding adversely rated pool segment. Within the transition matrix model, each adverse classification or segment (Special Mention, Substandard, Doubtful, and Loss) has its own lifetime expected credit loss rate derived from loan-level historical transitions between the different loan risk ratings categories.

Reserves for loans that do not share common risk characteristics. Valley measures specific reserves for individual loans that do not share common risk characteristics with other loans, consisting of collateral dependent loans based on the amount of lifetime expected credit losses calculated on those loans and charge-offs of those amounts determined to be uncollectible. Certain individually evaluated loans where substantially all the repayment is expected from the collateral, are deemed collateral dependent, and the related expected credit losses are determined based on the fair value of the underlying collateral (less selling costs, if repayment or satisfaction of the loan depends on the sale of the collateral). Any amount deemed uncollectible related to a collateral dependent loan is immediately charged off to the allowance.

Valley elected to exclude accrued interest on loans from the amortized cost of loans held for investment. The accrued interest is presented separately in the consolidated statements of financial condition.

Allowance for Unfunded Credit Commitments. The allowance for unfunded credit commitments consists of reserves for credit losses on undisbursed non-cancellable lines of credit, new loan commitments and commercial letters of credit valued using a similar CECL methodology as used for loans. Management's estimate of expected losses inherent in these off-balance sheet credit exposures also incorporates estimated utilization rate over the commitment's contractual period or an expected pull-through rate for new loan commitments. The allowance for unfunded credit commitments is included in accrued expenses and other liabilities on the consolidated statements of financial condition.

Loan charge-offs. Loans rated as "loss" within Valley's internal rating system are charged-off. Commercial loans are generally assessed for full or partial charge-off to the net realizable value for collateral dependent loans when a loan is between 90 or 120 days past due or sooner if it is probable that a loan may not be fully collectable. Residential loans and home equity loans are generally charged-off to net realizable value when the loan is 120 days past due (or sooner when the borrowers' obligation has been released in bankruptcy). Automobile loans are fully charged-off when the loan is 120 days past due or partially charged-off to the net realizable value of collateral, if the collateral is recovered prior to such time. Unsecured consumer loans are generally fully charged-off when the loan is 150 days past due.

See Note 5 for a discussion of Valley's loan credit quality and additional allowance for credit losses.

Leases

Lessee Leasing Arrangements. Valley's lessee arrangements predominantly consist of operating leases for premises and equipment. The majority of the operating leases include one or more options to renew that can significantly extend the lease terms. Valley's leases have a wide range of lease expirations through the year 2062.

Operating and finance leases are recognized as ROU assets and lease liabilities in the consolidated statements of financial position. The ROU assets represent the right to use underlying assets for the lease terms and lease liabilities represent Valley's obligations to make lease payments arising from the lease. The ROU assets include any prepaid lease payments and initial direct costs, less any lease incentives. At the commencement dates of leases, ROU assets and lease liabilities are initially recognized based on their net present values with the lease terms including options to extend or terminate the lease when Valley is reasonably certain that the options will be exercised to extend. ROU assets are amortized into net occupancy and equipment expense over the expected lives of the leases.

Lease liabilities are discounted to their net present values on the balance sheet based on incremental borrowing rates as determined at the lease commencement dates using quoted interest rates for readily available borrowings, such as fixed rate FHLB borrowings, with similar terms as the lease obligations. Lease liabilities are reduced by actual lease payments.

Lessor Leasing Arrangements. Valley's lessor arrangements primarily consist of direct financing and sales-type leases for equipment included in the commercial and industrial loan portfolio. Direct financing and sales-type leases are carried at the aggregate of lease payments receivable plus estimated residual value of the leased assets, net of unearned income, charge-offs and unamortized deferred costs of origination. Lease agreements may include options to renew and for the lessee to purchase the leased equipment at the end of the lease term.

See Note 6 for additional information on Valley's lease related assets and obligations.

Premises and Equipment, Net

Premises and equipment are stated at cost less accumulated depreciation computed using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives range from 3 years for capitalized software to up to 40 years for buildings. Leasehold improvements are amortized over the term of the lease or estimated useful life of the asset, whichever is shorter. Major improvements are capitalized, while repairs and maintenance costs are charged to operations as incurred. Upon retirement or disposition, any gain or loss is credited or charged to operations. See Note 7 for further details.

Bank Owned Life Insurance

Valley owns bank owned life insurance to help offset the cost of employee benefits. Bank owned life insurance is recorded at its cash surrender value. Valley's bank owned life insurance is invested primarily in U.S. Treasury securities and residential mortgage-backed securities issued by government sponsored enterprises and Ginnie Mae. The change in the cash surrender value is included as a component of non-interest income and is exempt from federal and state income taxes as long as the policies are held until the death of the insured individuals.

Other Real Estate Owned

Valley acquires OREO through foreclosure on loans secured by real estate. OREO is reported at the lower of cost or fair value, as established by a current appraisal (less estimated costs to sell) and it is included in other assets. Any write-downs at the date of foreclosure are charged to the allowance for loan losses. Expenses incurred to maintain these properties, unrealized losses resulting from valuation write-downs after the date of foreclosure, and realized gains and losses upon sale of the properties are included in other non-interest expense.

OREO, including residential real estate properties, was not material at December 31, 2024 and 2023. Residential mortgage and consumer loans secured by residential real estate properties for which formal foreclosure proceedings are in process totaled $4.6 million and $1.6 million at December 31, 2024 and 2023, respectively.

Goodwill

Intangible assets resulting from acquisitions under the acquisition method of accounting consist of goodwill and other intangible assets (see "Other Intangible Assets" below). Goodwill represents the excess of the cost of businesses acquired over the fair value of the net assets acquired and is not amortized. The initial recording of goodwill and other intangible assets requires subjective judgments concerning estimates of the fair value of the acquired assets and assumed liabilities. Goodwill is not amortized and is subject, at a minimum, to an annual impairment assessment, or more often, if events or circumstances indicate it may be impaired. An impairment loss is recognized if the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, with the impairment loss not to exceed the amount of goodwill allocated to the unit. Goodwill is allocated to Valley's reporting unit, which is an operating segment or one level below, at the date goodwill is recorded. Under current accounting guidance, Valley may choose to perform an optional qualitative assessment to determine whether it is necessary to perform the quantitative goodwill impairment test for one or more reporting units each annual period.

Valley reviews goodwill for impairment annually during the second quarter using a quantitative test, or more frequently if a triggering event indicates impairment may have occurred. Valley's determination of whether or not goodwill is impaired requires it to make judgments and use significant estimates and assumptions regarding estimated future cash flows. As part of the annual impairment test, Valley also performs a market capitalization reconciliation to support the appropriateness of its results. In performing this reconciliation, Valley compares the sum of fair value of its reporting units to Valley's market capitalization, adjusted for the presented value of estimated synergies which a market participant acquirer could reasonably expect to realize from a hypothetical acquisition of Valley. If Valley changed its strategy or if market conditions shifted, Valley's judgments may change, which may result in adjustments to the recorded goodwill balance.

Other Intangible Assets

Other intangible assets primarily consist of loan servicing rights (largely generated from loan servicing retained by the Bank on residential mortgage loan originations sold in the secondary market to government sponsored enterprises), core deposits (the portion of an acquisition purchase price which represents value assigned to the existing deposit base) and, to a much lesser extent, various other types of intangibles obtained through acquisitions. Other intangible assets are amortized using various methods over their estimated lives and are periodically evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. If impairment is deemed to exist, an adjustment is recorded to earnings in the current period for the difference between the fair value of the asset and its carrying amount. See further details regarding loan servicing rights below.

Loan Servicing Rights

Loan servicing rights are recorded when originated mortgage loans are sold with servicing rights retained, or when servicing rights are purchased. Valley initially records the loan servicing rights at fair value. Subsequently, the loan servicing rights are carried at the lower of unamortized cost or market (i.e., fair value). The fair values of the loan servicing rights for each risk-stratified group of loan servicing rights are calculated using a fair value model from a third party vendor that uses various inputs and assumptions, including but not limited to, prepayment speeds, internal rate of return (discount rate), servicing cost, ancillary income, float rate, tax rate, and inflation. The prepayment speed and the discount rate are considered two of the most significant inputs in the model.

Unamortized costs associated with acquiring loan servicing rights, net of any valuation allowances, are included in other intangible assets in the consolidated statements of financial condition and are accounted for using the amortization method. Valley amortizes the loan servicing assets in proportion to and over the period of estimated net servicing revenues. On a quarterly basis, Valley stratifies its loan servicing assets into groupings based on risk characteristics and assesses each group for impairment based on fair value. A valuation allowance is established through an impairment charge to earnings to the extent the unamortized cost of a stratified group of loan servicing rights exceeds its estimated fair value. Increases in the fair value of impaired loan servicing rights are recognized as a reduction of the valuation allowance, but not in excess of such allowance. The amortization of loan servicing rights is recorded in non-interest income.

Stock-Based Compensation

Compensation expense for RSUs, restricted stock and stock option awards (i.e., non-vested stock awards) is based on the fair value of the award on the date of the grant and is recognized ratably over the service period of the award. Valley's long-term incentive compensation plan includes a service period requirement for award grantees who are eligible for retirement pursuant to which an award will vest at one-twelfth per month after the grant date and requires the grantees to continue service with Valley for one year in order for the award to fully vest. Compensation expense for these awards is amortized monthly over a one year period after the grant date. The service period for non-retirement eligible employees is the shorter of the stated vesting period of the award or the period until the employee's retirement eligibility date. The fair value of each option granted is estimated using a binomial option pricing model. The fair value of RSUs and awards is based upon the last sale price reported for Valley's common stock on the date of grant or the last sale price reported preceding such date, except for performance-based stock awards with a market condition. The grant date fair value of a performance-based stock award that vests based on a market condition is determined by a third-party specialist using a Monte Carlo valuation model. There have been no changes to any of the key model characteristics, assumptions and parameters. See Note 12 for additional information.

Business Combinations

Business combinations are accounted for under the acquisition method of accounting. Acquired assets, including separately identifiable intangible assets, and assumed liabilities are recorded at their acquisition-date estimated fair values. The excess of the cost of acquisition over these fair values is recognized as goodwill. During the measurement period, which cannot exceed one year from the acquisition date, changes to estimated fair values are recognized as an adjustment to goodwill. Certain transaction costs are expensed as incurred. See Note 2 for additional information.

Fair Value Measurements

In general, fair values of financial instruments are based upon quoted market prices, where available. When observable market prices and parameters are not fully available, management uses valuation techniques based upon internal and third party models requiring more management judgment to estimate the appropriate fair value measurements. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value, including adjustments based on internal cash flow model projections that utilize assumptions similar to those incorporated by market participants. Other adjustments may include amounts to reflect counterparty credit quality and Valley's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. See Note 3 for additional information.

Revenue From Contracts With Customers

Certain revenues included in Valley's non-interest income relate to fee-based income from contracts with customers. Revenue from contracts with customers within the scope of ASC Topic 606 is recognized when performance obligations, under the terms of the contract, are satisfied. This income is measured as the amount of consideration expected to be received in exchange for providing services. Contracts with customers can include multiple services, which are accounted for as separate "performance obligations" if they are determined to be distinct.

Valley's revenue contracts generally have a single performance obligation, as the promise to transfer the individual goods or services is not separately identifiable, or distinct from other obligations within the contracts. Valley does not have a material amount of long-term customer agreements that include multiple performance obligations requiring price allocation and differences in the timing of revenue recognition.

The following describes revenue within scope of ASC Topic 606:

Wealth management and trust fees. Wealth management and trust fees include brokerage fees and fees from investment management, investment advisory, trust, custody and other products. Brokerage fees are commissions related to the execution of market trades. Brokerage fee revenue is recognized on trade date, as the performance obligation is satisfied when the trade is executed. Trust and investment management fee income is received for providing wealth management and investment advisory services and is typically calculated based on a percentage of client assets under management and recognized over the term of the investment management agreement as services are provided to the client. Certain investment advisory success fees are earned when the related performance criteria have been satisfied, and it is probable that the fees will be earned.

Insurance commissions. Insurance commissions are received on insurance product sales. Valley acts in the capacity of an agent between Valley's customer and the insurance carrier. Valley's performance obligation is satisfied over the term of the insurance policy.

Service charges on deposit accounts. Service charges on deposit accounts include maintenance fees, overdraft fees, and other account related charges. Deposit account related fees are typically recognized at the time these services are performed for the customer, or on a monthly basis.

Other income. Revenue within the other category of non-interest income that is within the scope of ASC Topic 606 includes credit card and interchange fees, fees from wire transfers, ACH, and various other products and services income. These fees are either recognized immediately at the transaction date or over the period in which the related service is provided.

Revenue from capital markets transactions (including interest rate swap fees, foreign exchange fees and loan syndication fees), net gains and losses on securities transactions, fees from loan servicing, net gains on sales of loans, bank owned life insurance income, and certain fees within other income are excluded from the scope of ASC Topic 606 and are recognized under other applicable accounting guidance.

Income Taxes

Valley uses the asset and liability method to provide income taxes on all transactions recorded in the consolidated financial statements. This method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets or liabilities for book and tax purposes. Accordingly, a deferred tax asset or liability for each temporary difference is determined based on the enacted tax rates that will be in effect when the underlying items of income and expense are expected to be realized.

Valley's expense for income taxes includes the current and deferred portions of that expense. Deferred tax assets are recognized if, in management's judgment, their realizability is determined to be more likely than not. A valuation allowance is established to reduce deferred tax assets to the amount we expect to realize. Deferred income tax expense or benefit results from differences between assets and liabilities measured for financial reporting versus income-tax return purposes. The effect on deferred taxes of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

Valley may maintain a reserve related to certain tax positions that management believes contain an element of uncertainty. An uncertain tax position is measured based on the largest amount of benefit that management believes is more likely than not to be realized. Periodically, Valley evaluates each of its tax positions and strategies to determine whether a reserve is appropriate. See Note 13 for additional information.

Comprehensive Income

Comprehensive income or loss is defined as the change in equity of a business entity during a period due to transactions and other events and circumstances, excluding those resulting from investments by and distributions to shareholders. Comprehensive income consists of net income and other comprehensive income or loss. Valley's components of other comprehensive income or loss, net of deferred tax, include: (1) unrealized gains and losses on AFS debt securities; (2) unrealized gains and losses on derivatives used in cash flow hedging relationships; and (3) the benefit adjustment for the unfunded portion of its various employee, officer, and director pension plans and other post-employment benefits. Income tax effects are released from accumulated other comprehensive income on an individual unit of account basis. Valley presents comprehensive income and its components in the consolidated statements of comprehensive income for all periods presented. See Note 19 for additional information.

Earnings Per Common Share

In Valley's computation of the earnings per common share, the numerator of both the basic and diluted earnings per common share is net income available to common shareholders (which is equal to net income less dividends on preferred stock). The weighted average number of common shares outstanding is used in the denominator for basic earnings per common share which is increased to determine the denominator used for diluted earnings per common share by the effect of potentially dilutive common stock equivalents utilizing the treasury stock method.

The following table shows the calculation of both basic and diluted earnings per common share for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
	(in thousands, except for share data)		
Net income available to common shareholders	$ 358,902	$ 482,376	$ 555,705
Basic weighted-average number of common shares outstanding	515,755,365	507,532,365	485,434,918
Plus: Common stock equivalents	2,236,436	1,713,403	2,382,792
Diluted weighted-average number of common shares outstanding	517,991,801	509,245,768	487,817,710
Earnings per common share:			
Basic	$ 0.70	$ 0.95	$ 1.14
Diluted	0.69	0.95	1.14

Common stock equivalents represent the dilutive effect of additional common shares issuable upon the assumed vesting or exercise, if applicable, of RSUs and common stock options to purchase Valley's common shares. Common stock options and RSUs with exercise prices that exceed the average market price of Valley's common stock during the periods presented may have an anti-dilutive effect on the diluted earnings per common share calculation and therefore are excluded from the diluted earnings per share calculation. Potential anti-dilutive weighted common shares totaled approximately 3.5 million, 2.4 million and 188 thousand for the years ended December 31, 2024, 2023 and 2022, respectively.

Preferred and Common Stock Dividends

Valley issued 4.6 million, 4.0 million and 6.0 million shares of non-cumulative perpetual preferred stock in June 2015, August 2017 and August 2024 respectively, which were initially recorded at fair value. See Note 18 for additional details on the preferred stock issuances. The preferred shares are senior to Valley common stock, whereas the current year's dividends must be paid before Valley can pay dividends to its common shareholders. Preferred dividends declared are deducted from net income for computing income available to common shareholders and earnings per common share computations.

Cash dividends to both preferred and common shareholders are payable and accrued when declared by the Board.

Treasury Stock

Treasury stock is recorded using the cost method and accordingly is presented as a reduction of shareholders' equity.

Derivative Instruments and Hedging Activities

As part of its asset/liability management strategies and to accommodate commercial borrowers, Valley has used interest rate swaps to hedge variability in cash flows or fair values caused by changes in interest rates. Valley also uses derivatives not designated as hedges for non-speculative purposes to (1) manage its exposure to interest rate movements related to a service for commercial lending customers, (2) share the risk of default on the interest rate swaps related to certain purchased or sold loan participations through the use of risk participation agreements, (3) manage the interest rate risk of mortgage banking activities with customer interest rate lock commitments and forward contracts to sell residential mortgage loans, (4) manage the exposure of foreign currency exchange rate fluctuation with foreign currency forward and option contracts primarily to accommodate our customers and (5) manage the credit risk of a select pool of automobile loans to enhance the risk profile of these assets for regulatory capital purposes.

Valley also has hybrid instruments, consisting of market linked certificates of deposit with an embedded swap contract. Valley records all derivatives including embedded derivatives as assets or liabilities at fair value on the consolidated statements of financial condition. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges.

Cash Flow Hedges. For derivatives designated as cash flow hedges, the effective portion of changes in the fair value of the derivative is initially reported in other comprehensive income or loss and subsequently reclassified to earnings when the hedged transaction affects earnings, and the ineffective portion of changes in the fair value of the derivative is recognized directly in earnings.

Fair Value Hedges. For derivatives designated as fair value hedges, changes in the fair value of the derivative and the hedged item related to the hedged risk are recognized in earnings. Valley calculates the credit valuation adjustments to the fair value of derivatives designated as fair value hedges on a net basis by counterparty portfolio, as an accounting policy election.

On a quarterly basis, Valley assesses the effectiveness of each hedging relationship by comparing the changes in cash flows or fair value of the derivative hedging instrument with the changes in cash flows or fair value of the designated hedged item or transaction. If a hedging relationship is terminated due to ineffectiveness, and the derivative instrument is not re-designated to a new hedging relationship, the subsequent change in fair value of such instrument is charged directly to earnings.

Interest Rate Contracts and Other Non-designated Hedges. Derivatives not designated as hedges do not meet the hedge accounting requirements under GAAP. Contracts in an asset position are included in other assets and contracts in a liability position are included in other liabilities. Changes in fair value of derivatives not designated in hedging relationships are recorded directly in earnings within other non-interest expense.

See Notes 15 and 16 for additional information on our derivative instruments.

New Authoritative Accounting Guidance

New Accounting Guidance Adopted in 2024. ASU No. 2023-02, "Investments –Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method," is intended to improve the accounting and disclosures for investments in certain tax credit structures. ASU No. 2023-02 allows the option to apply the proportional amortization method to account for investments made primarily for the purpose of receiving income tax credits and other income tax benefits when certain requirements are met. ASU No. 2023-02 became effective on January 1, 2024 and did not have a significant impact on Valley's consolidated financial statements. Under the new guidance, Valley did not elect to apply the proportional amortization method as an accounting policy for its eligible tax credit investments and, as a result, there were no adjustments from adoption recognized in earnings on the date of adoption. See additional disclosures regarding Valley's tax credit investments in Note 14.

ASU No. 2022-03, "Fair Value Measurement of Equity Securities subject to Contractual Sale Restrictions," updates guidance in ASC Topic 820, Fair Value Measurement and clarifies that a contractual sale restriction should not be considered in measuring fair value. It also requires entities with investments in equity securities subject to contractual sale restrictions to disclose certain qualitative and quantitative information about such securities including (i) the nature and remaining duration of the restriction; (ii) the circumstances that could cause a lapse in restrictions; and (iii) the fair value of the securities with contractual sale restrictions. ASU No. 2022-03 became effective on January 1, 2024 and Valley's adoption did not have a significant impact on its consolidated financial statements.

ASU No. 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," requires public entities to disclose detailed information about a reportable segment's expenses on both an annual and interim basis. The amendments in ASU No. 2023-07 should be applied retrospectively to all periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. ASU No. 2023-07 became effective on December 31, 2024 and Valley's adoption did not have a significant impact on its consolidated financial statements, other than enhanced disclosures included in Note 21.

New Accounting Guidance Issued in 2024. ASU No. 2024-03, "Income Statement—Reporting Comprehensive Income Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses," requires disaggregation of certain expense captions into specified categories in disclosures within the footnotes to the financial statements. ASU No. 2024-03 does not change the expense captions an entity presents on the face of the income statement. ASU No. 2024-03 can be applied prospectively, and it is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. Early adoption and retrospective application are permitted. Valley is currently evaluating the impact of ASU No. 2024-03 on its consolidated financial statements.

BUSINESS COMBINATIONS (Note 2)

Acquisitions

Bank Leumi Le-Israel Corporation. On April 1, 2022, Valley completed its acquisition of Bank Leumi Le-Israel Corporation, the U.S. subsidiary of Bank Leumi Le-Israel B.M., and parent company of Bank Leumi USA, collectively referred to as (Bank Leumi USA), Bank Leumi USA maintained its headquarters in New York City with commercial banking offices in Chicago, Los Angeles, Palo Alto, and Aventura, Florida. The common shareholders of Bank Leumi USA received 3.8025 shares of Valley common stock and $5.08 in cash for each Bank Leumi USA common share that they owned. As a result, Valley issued approximately 85 million shares of common stock and paid $113.4 million in cash in the transaction. Based on Valley's closing stock price on March 31, 2022, the transaction was valued at $1.2 billion, inclusive of the value of options. As a result of the acquisition, Bank Leumi Le-Israel B.M. owned approximately 14 percent of Valley's common stock as of April 1, 2022.

The transaction was accounted for under the acquisition method of accounting and accordingly the results of Bank Leumi USA's operations have been included in Valley's consolidated financial statements for the year ended December 31, 2022 from the date of acquisition.

The following table summarizes unaudited supplemental pro forma financial information giving effect to the Bank Leumi USA merger as if it had been completed on January 1, 2021:

	December 31, 2022
	(in thousands)
Net interest income	$ 1,729,034
Non-interest income	228,284
Net income	623,052

Landmark Insurance of the Palm Beaches. On February 1, 2022, the Bank's insurance agency subsidiary, Valley Insurance Services, acquired Landmark Insurance of the Palm Beaches Inc. ("Landmark") agency. The purchase price included $8.6 million in cash and $1.0 million in contingent consideration. Goodwill and other intangible assets totaled $4.4 million and $6.2 million, respectively. The transaction was accounted for under the acquisition method of accounting and accordingly the results of Landmark's operations have been included in Valley's consolidated financial statements for the year ended December 31, 2022 from the date of acquisition.

Merger expenses for all acquisition related activities totaled $14.1 million and $71.2 million for the years ended December 31, 2023 and December 31, 2022, respectively. The merger expenses largely consisted of technology costs, salaries and employee benefits expense, and professional and legal fees within non-interest expense on the consolidated statements of income.

FAIR VALUE MEASUREMENT OF ASSETS AND LIABILITIES (Note 3)

ASC Topic 820, "Fair Value Measurement" establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

- **Level 1** - Unadjusted exchange quoted prices in active markets for identical assets or liabilities, or identical liabilities traded as assets that the reporting entity has the ability to access at the measurement date.
- **Level 2** - Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly (i.e., quoted prices on similar assets) for substantially the full term of the asset or liability.
- **Level 3** - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Assets and Liabilities Measured at Fair Value on a Recurring Basis and Non-Recurring Basis

The following tables present the assets and liabilities that are measured at fair value on a recurring and non-recurring basis by level within the fair value hierarchy as reported on the consolidated statements of financial condition at December 31, 2024 and 2023. The assets presented under "non-recurring fair value measurements" in the table below are not measured at fair value on an ongoing basis but are subject to fair value adjustments under certain circumstances (e.g., when an impairment loss is recognized).

		Fair Value Measurements at Reporting Date Using:		
	2024	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
		(in thousands)		
Recurring fair value measurements:				
Assets				
Investment securities:				
Equity securities	$ 23,642	$ 23,642	$ —	$ —
Equity securities at net asset value (NAV)	11,000	—	—	—
Available for sale debt securities:				
U.S. Treasury securities	291,549	291,549	—	—
U.S. government agency securities	22,543	—	22,543	—
Obligations of states and political subdivisions	192,509	—	192,509	—
Residential mortgage-backed securities	2,681,076	—	2,681,076	—
Corporate and other debt securities	182,047	—	182,047	—
Total available for sale debt securities	3,369,724	291,549	3,078,175	—
Loans held for sale [(1)]	16,931	—	16,931	—
Other assets [(2)]	444,263	—	444,263	—
Total assets	$ 3,865,560	$ 315,191	$ 3,539,369	$ —
Liabilities				
Other liabilities [(2)]	$ 454,200	$ —	$ 454,200	$ —
Total liabilities	$ 454,200	$ —	$ 454,200	$ —
Non-recurring fair value measurements:				
Non-performing loans held for sale [(3)]	$ 8,750	$ —	$ 8,750	$ —
Collateral dependent loans	139,424	—	—	139,424
Foreclosed assets	13,852	—	—	13,852
Total	$ 162,026	$ —	$ 8,750	$ 153,276

		Fair Value Measurements at Reporting Date Using:		
	2023	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
		(in thousands)		
Recurring fair value measurements:				
Assets				
Investment securities:				
Equity securities	$ 23,307	$ 23,307	$ —	$ —
Equity securities at net asset value (NAV)	12,126	—	—	—
Trading debt securities	3,973	3,973	—	—
Available for sale debt securities:				
U.S. Treasury securities	288,157	288,157	—	—
U.S. government agency securities	23,702	—	23,702	—
Obligations of states and political subdivisions	191,690	—	191,690	—
Residential mortgage-backed securities	626,572	—	626,572	—
Corporate and other debt securities	166,455	—	166,455	—
Total available for sale debt securities	1,296,576	288,157	1,008,419	—
Loans held for sale [1]	20,640	—	20,640	—
Other assets [2]	466,227	—	466,227	—
Total assets	$ 1,822,849	$ 315,437	$ 1,495,286	$ —
Liabilities				
Other liabilities [2]	$ 488,103	$ —	$ 488,103	$ —
Total liabilities	$ 488,103	$ —	$ 488,103	$ —
Non-recurring fair value measurements:				
Non-performing loans held for sale [3]	$ 10,000	$ —	$ 10,000	$ —
Collateral dependent loans	90,580	—	—	90,580
Foreclosed assets	1,444	—	—	1,444
Total	$ 102,024	$ —	$ 10,000	$ 92,024

---

[1] Represents residential mortgage loans held for sale that are carried at fair value and had contractual unpaid principal balances totaling $16.8 million and $20.1 million at December 31, 2024 and 2023, respectively.

[2] Derivative financial instruments are included in this category.

[3] Reported at lower of cost or fair value.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following valuation techniques were used for financial instruments measured at fair value on a recurring basis. All of the valuation techniques described below apply to the unpaid principal balance, excluding any accrued interest or dividends at the measurement date. Interest income and expense are recorded within the consolidated statements of income depending on the nature of the instrument using the effective interest method based on acquired discount or premium.

Equity securities. The equity securities consisted of two publicly traded mutual funds, CRA investments and a publicly traded financial technology company. These investments are reported at fair value utilizing Level 1 inputs.

Equity securities at NAV. Valley also has privately held CRA funds and investments in limited liability companies and partnerships at fair value measured at NAV using the most recently available financial information from the investee. Certain equity investments without readily determinable fair values are measured at NAV per share (or its equivalent) as a practical expedient, which are excluded from fair value hierarchy levels in the tables above.

Trading debt securities. The fair value of trading debt securities, consisting of U.S. Treasury securities, are reported at fair value utilizing Level 1 inputs at December 31, 2023. Management reviews the data and assumptions used in pricing the securities by its third-party provider to ensure the highest level of significant inputs are derived from market observable data.

Available for sale debt securities. U.S. Treasury securities are reported at fair value utilizing Level 1 inputs. The majority of other investment securities are reported at fair value utilizing Level 2 inputs. The prices for these instruments are obtained through an independent pricing service or dealer market participants with whom Valley has historically transacted both purchases and sales of investment securities. Prices obtained from these sources include prices derived from market quotations and matrix pricing. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things. Management reviews the data and assumptions used in pricing the securities by its third-party provider to ensure the highest level of significant inputs are derived from market observable data. In addition, Valley reviews the volume and level of activity for all AFS debt securities and attempts to identify transactions which may not be orderly or reflective of a significant level of activity and volume.

Loans held for sale. Residential mortgage loans originated for sale are reported at fair value using Level 2 inputs. The fair values were calculated utilizing quoted prices for similar assets in active markets. The market prices represent a delivery price, which reflects the underlying price each institution would pay Valley for an immediate sale of an aggregate pool of mortgages. Non-performance risk did not materially impact the fair value of mortgage loans held for sale at December 31, 2024 and 2023 based on the short duration these assets were held and their credit quality.

Derivatives. Derivatives are reported at fair value utilizing Level 2 inputs. The fair values of Valley's derivatives are determined using third party prices that are based on discounted cash flow analysis using observed market inputs, such as the SOFR curve at December 31, 2024 and 2023. The fair value of mortgage banking derivatives, consisting of interest rate lock commitments to fund residential mortgage loans and forward commitments for the future delivery of such loans (including certain loans held for sale at December 31, 2024 and 2023), is determined based on the current market prices for similar instruments. The fair value of a credit default swap related to a portion of Valley's automobile loan portfolio is based on estimated discounted cash flows that incorporate market data for auto credit loss forecasts and anticipated cash outflows for the instrument's premium payments. The fair value of most of the derivatives incorporate credit valuation adjustments, which consider the impact of any credit enhancements to the contracts, to account for potential nonperformance risk of Valley and its counterparties. The credit valuation adjustments were not significant to the overall valuation of Valley's derivatives at December 31, 2024 and 2023. See Note 15 for additional details on Valley's derivatives.

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

The following valuation techniques were used for certain non-financial assets measured at fair value on a non-recurring basis, including collateral dependent loans reported at the fair value of the underlying collateral and foreclosed assets, which are reported at fair value upon initial recognition or subsequent impairment as described below.

Non-performing commercial real estate loan held for sale. During the year ended December 31, 2023, Valley transferred a non-performing construction loan totaling $10.0 million, net of charge-offs of $4.2 million to the allowance for loan losses, to loans held for sale. The fair value of the loan was determined using Level 2 inputs, including bids from a third party broker engaged to solicit interest from potential purchasers. The broker coordinated loan level due diligence with interested parties and established a formal bidding process in which each participant was required to provide an indicative non-binding bid. Fair value was determined based on a non-binding sale agreement selected by Valley during the bidding process. During the year ended December 31, 2024, an additional $1.2 million write-down was recorded to earnings to reflect the loan's current estimated fair value of $8.8 million at December 31, 2024.

Collateral dependent loans. Collateral dependent loans are loans where foreclosure of the collateral is probable, or where the borrower is experiencing financial difficulty and substantially all the repayment is expected from the collateral. Collateral dependent loans are reported at the fair value of the underlying collateral when the fair value is lower than the recorded investment in the loan. Collateral values are estimated using Level 3 inputs, consisting of individual third-party appraisals that may be adjusted based on certain discounting criteria. Certain real estate appraisals may be discounted based on specific market data by location and property type. At December 31, 2024, collateral dependent loans were individually re-measured and reported at fair value through direct loan charge-offs to the allowance for loan losses based on the fair value of the underlying collateral. Collateral dependent loans with a total amortized cost of $215.2 million and $164.8 million at December 31, 2024 and 2023, respectively, (including taxi medallion loans totaling $49.5 million and $62.3 million at December 31, 2024 and 2023, respectively) were reduced by specific allowance for loan losses allocations totaling $75.8

million and $74.2 million to a reported total net carrying amount of $139.4 million and $90.6 million at December 31, 2024 and 2023, respectively.

Foreclosed assets. Certain foreclosed assets (consisting of other real estate owned and other repossessed assets included in other assets), upon initial recognition and transfer from loans, are re-measured and reported at fair value using Level 3 inputs, consisting of a third-party appraisal less estimated cost to sell. When an asset is acquired, the excess of the loan balance over fair value, less estimated selling costs, is charged to the allowance for loan losses. If further declines in the estimated fair value of an asset occur, the asset is re-measured and reported at fair value through a write-down recorded in non-interest expense. There were no adjustments to the appraisals of foreclosed assets at December 31, 2024 and 2023.

Other Fair Value Disclosures

ASC Topic 825, "Financial Instruments," requires disclosure of the fair value of financial assets and financial liabilities, including those financial assets and financial liabilities that are not measured and reported at fair value on a recurring basis or non-recurring basis.

The fair value estimates presented in the following table were based on pertinent market data and relevant information on the financial instruments available as of the valuation date. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire portfolio of financial instruments. Because no market exists for a portion of the financial instruments, fair value estimates may be based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. For instance, Valley has certain fee-generating business lines (e.g., its mortgage servicing operations or Wealth Management reporting unit) that were not considered in these estimates since these activities are not financial instruments. In addition, the tax implications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in any of the estimates.

The carrying amounts and estimated fair values of financial instruments not measured and not reported at fair value on the consolidated statements of financial condition at December 31, 2024 and 2023 were as follows:

	Fair Value Hierarchy	2024 Carrying Amount	2024 Fair Value	2023 Carrying Amount	2023 Fair Value
		(in thousands)			
Financial assets					
Cash and due from banks	Level 1	$ 411,412	$ 411,412	$ 284,090	$ 284,090
Interest bearing deposits with banks	Level 1	1,478,713	1,478,713	607,135	607,135
Equity securities [1]	Level 3	36,871	36,871	29,031	29,031
Held to maturity debt securities:					
U.S. Treasury securities	Level 1	25,480	25,461	26,232	25,978
U.S. government agency securities	Level 2	301,315	252,302	305,996	261,555
Obligations of states and political subdivisions	Level 2	372,489	346,361	405,470	387,527
Residential mortgage-backed securities	Level 2	2,710,642	2,292,148	2,885,303	2,521,926
Trust preferred securities	Level 2	36,081	29,145	37,062	30,650
Corporate and other debt securities	Level 2	86,213	82,867	80,350	74,676
Total held to maturity debt securities [2]		3,532,220	3,028,284	3,740,413	3,302,312
Net loans	Level 3	48,240,861	46,634,654	49,764,215	47,981,499
Accrued interest receivable	Level 1	239,941	239,941	245,498	245,498
FRB and FHLB stock [3]	Level 2	328,497	328,497	320,727	320,727
Financial liabilities					
Deposits without stated maturities	Level 1	37,733,313	37,733,313	36,066,105	36,066,105
Deposits with stated maturities	Level 2	12,342,544	12,363,365	13,176,724	13,103,381
Short-term borrowings	Level 2	72,718	68,032	917,834	901,617
Long-term borrowings	Level 2	3,174,155	3,109,622	2,328,375	2,256,997
Junior subordinated debentures issued to capital trusts	Level 2	57,455	54,957	57,108	47,374
Accrued interest payable [4]	Level 1	150,564	150,564	159,496	159,496

[1] Represents equity securities without a readily determinable fair value, which are measured based on the price at which the investment was acquired plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments. Total changes in the valuation of equity securities for the year ended December 31, 2024 and 2023, respectively, were immaterial.
[2] The carrying amount is presented gross without the allowance for credit losses.
[3] Included in other assets.
[4] Included in accrued expenses and other liabilities.

INVESTMENT SECURITIES (Note 4)

Equity Securities

Equity securities totaled $71.5 million and $64.5 million at December 31, 2024 and 2023, respectively. See Note 3 for further details on equity securities.

Trading Debt Securities

Valley had no trading debt securities at December 31, 2024. The fair value of trading debt securities totaled $4.0 million at December 31, 2023. Net trading gains are included in net gains and losses on securities transactions within non-interest income. See the "Realized Gains and Losses" section below.

Available for Sale Debt Securities

The amortized cost, gross unrealized gains and losses and fair value of AFS debt securities at December 31, 2024 and 2023 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(in thousands)		
December 31, 2024				
U.S. Treasury securities	$ 319,551	$ —	$ (28,002)	$ 291,549
U.S. government agency securities	24,636	20	(2,113)	22,543
Obligations of states and political subdivisions:				
Obligations of states and state agencies	46,211	—	(682)	45,529
Municipal bonds	179,284	—	(32,304)	146,980
Total obligations of states and political subdivisions	225,495	—	(32,986)	192,509
Residential mortgage-backed securities	2,784,895	3,796	(107,615)	2,681,076
Corporate and other debt securities	197,696	247	(15,896)	182,047
Total	$ 3,552,273	$ 4,063	$ (186,612)	$ 3,369,724
December 31, 2023				
U.S. Treasury securities	$ 313,772	$ —	$ (25,615)	$ 288,157
U.S. government agency securities	25,967	19	(2,284)	23,702
Obligations of states and political subdivisions:				
Obligations of states and state agencies	48,283	—	(588)	47,695
Municipal bonds	170,260	—	(26,265)	143,995
Total obligations of states and political subdivisions	218,543	—	(26,853)	191,690
Residential mortgage-backed securities	703,875	728	(78,031)	626,572
Corporate and other debt securities	192,282	—	(25,827)	166,455
Total	$ 1,454,439	$ 747	$ (158,610)	1,296,576

Accrued interest on investments, which is excluded from the amortized cost of AFS debt securities, totaled $13.1 million and $5.9 million at December 31, 2024 and 2023, respectively, and is presented within total accrued interest receivable on the consolidated statements of financial condition.

The age of unrealized losses and fair value of related AFS debt securities at December 31, 2024 and 2023 were as follows:

	Less than Twelve Months		More than Twelve Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)					
December 31, 2024						
U.S. Treasury securities	$ —	$ —	$ 291,549	$ (28,002)	$ 291,549	$ (28,002)
U.S. government agency securities	—	—	21,281	(2,113)	21,281	(2,113)
Obligations of states and political subdivisions:						
Obligations of states and state agencies	—	—	6,208	(682)	6,208	(682)
Municipal bonds	—	—	139,216	(32,304)	139,216	(32,304)
Total obligations of states and political subdivisions	—	—	145,424	(32,986)	145,424	(32,986)
Residential mortgage-backed securities	1,483,442	(22,242)	501,858	(85,373)	1,985,300	(107,615)
Corporate and other debt securities	—	—	166,800	(15,896)	166,800	(15,896)
Total	$ 1,483,442	$ (22,242)	$ 1,126,912	$ (164,370)	$ 2,610,354	$ (186,612)
December 31, 2023						
U.S. Treasury securities	$ —	$ —	$ 288,156	$ (25,615)	$ 288,156	$ (25,615)
U.S. government agency securities	—	—	22,364	(2,284)	22,364	(2,284)
Obligations of states and political subdivisions:						
Obligations of states and state agencies	—	—	8,276	(588)	8,276	(588)
Municipal bonds	1,019	(4)	142,976	(26,261)	143,995	(26,265)
Total obligations of states and political subdivisions	1,019	(4)	151,252	(26,849)	152,271	(26,853)
Residential mortgage-backed securities	9,010	(3)	569,629	(78,028)	578,639	(78,031)
Corporate and other debt securities	4,977	(23)	161,478	(25,804)	166,455	(25,827)
Total	$ 15,006	$ (30)	$ 1,192,879	$ (158,580)	$ 1,207,885	$ (158,610)

Within the AFS debt securities portfolio, the total number of security positions in an unrealized loss position was 726 and 687 at December 31, 2024 and 2023, respectively.

As of December 31, 2024, the fair value of securities AFS that were pledged to secure public deposits, repurchase agreements, lines of credit, and for other purposes required by law, was $1.8 billion.

Contractual Maturities

The contractual maturities of AFS debt securities at December 31, 2024 are set forth in the following table. Contractual maturities may differ from actual maturities as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Residential mortgage-backed securities are not included in the maturity categories in the following maturity summary as actual maturities may differ from contractual maturities because the underlying mortgages may be called or prepaid without penalties.

	December 31, 2024		
	Amortized Cost		Fair Value
	(in thousands)		
Due in one year	$	177,290	$	174,474
Due after one year through five years		123,053		117,533
Due after five years through ten years		174,490		157,526
Due after ten years		292,545		239,115
Residential mortgage-backed securities		2,784,895		2,681,076
Total	$	3,552,273	$	3,369,724

The weighted-average remaining expected life for residential mortgage-backed securities AFS was 8.23 years at December 31, 2024.

Impairment Analysis of Available for Sale Debt Securities

Valley's AFS debt securities portfolio includes corporate bonds and revenue bonds, among other securities. These types of securities may pose a higher risk of future impairment charges by Valley as a result of the unpredictable nature of the U.S. economy, and their potential negative effect on the future performance of the security issuers.

AFS debt securities in unrealized loss positions are evaluated for impairment related to credit losses on a quarterly basis. See Note 1 for further information regarding Valley's accounting policy. Valley also evaluated AFS debt securities that were in an unrealized loss position as of December 31, 2024 included in the tables above and has determined that the declines in fair value are mainly attributable to interest rates, credit spreads, market volatility and liquidity conditions, not credit quality or other factors. During the first quarter 2023, Valley recognized a credit-related impairment of one corporate bond issued by Signature Bank resulting in both a provision for credit losses and full charge-off security totaling $5.0 million. The credit-related impairment was based on a comparison of the present value of expected cash flows to the amortized cost. The bond was subsequently sold and the sale resulted in a $869 thousand gain during the fourth quarter 2023. There was no impairment recognized during years ended December 31, 2024 and 2022.

Valley does not intend to sell any of its AFS debt securities in an unrealized loss position prior to recovery of their amortized cost basis, and it is more likely than not that Valley will not be required to sell any of its securities prior to recovery of their amortized cost basis. None of the AFS debt securities were past due as of December 31, 2024. As a result, there was no allowance for credit losses for AFS debt securities at December 31, 2024 and 2023.

Held to Maturity Debt Securities

The amortized cost, gross unrealized gains and losses and fair value of HTM debt securities at December 31, 2024 and 2023 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Allowance for Credit Losses	Net Carrying Value
			(in thousands)			
December 31, 2024						
U.S. Treasury securities	$ 25,480	$ —	$ (19)	$ 25,461	$ —	$ 25,480
U.S. government agency securities	301,315	—	(49,013)	252,302	—	301,315
Obligations of states and political subdivisions:						
Obligations of states and state agencies	68,025	—	(5,335)	62,690	2	68,023
Municipal bonds	304,464	9	(20,802)	283,671	48	304,416
Total obligations of states and political subdivisions	372,489	9	(26,137)	346,361	50	372,439
Residential mortgage-backed securities	2,710,642	2,088	(420,582)	2,292,148	—	2,710,642
Trust preferred securities	36,081	—	(6,936)	29,145	414	35,667
Corporate and other debt securities	86,213	10	(3,356)	82,867	183	86,030
Total	$ 3,532,220	$ 2,107	$ (506,043)	$ 3,028,284	$ 647	$ 3,531,573
December 31, 2023						
U.S. Treasury securities	$ 26,232	$ —	$ (254)	$ 25,978	$ —	$ 26,232
U.S. government agency securities	305,996	—	(44,441)	261,555	—	305,996
Obligations of states and political subdivisions:						
Obligations of states and state agencies	88,556	552	(4,155)	84,953	395	88,161
Municipal bonds	316,914	40	(14,380)	302,574	49	316,865
Total obligations of states and political subdivisions	405,470	592	(18,535)	387,527	444	405,026
Residential mortgage-backed securities	2,885,303	6,059	(369,436)	2,521,926	—	2,885,303
Trust preferred securities	37,062	—	(6,412)	30,650	506	36,556
Corporate and other debt securities	80,350	—	(5,674)	74,676	255	80,095
Total	$ 3,740,413	$ 6,651	$ (444,752)	$ 3,302,312	$ 1,205	$ 3,739,208

Accrued interest on investments, which is excluded from the amortized cost of HTM debt securities, totaled $13.0 million and $13.9 million at December 31, 2024 and 2023, respectively, and is presented within total accrued interest receivable on the consolidated statements of financial condition. HTM debt securities are carried net of an allowance for credit losses (as shown in the table above).

The age of unrealized losses and fair value of related HTM debt securities at December 31, 2024 and 2023 were as follows:

	Less than Twelve Months		More than Twelve Months		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
	(in thousands)					
December 31, 2024						
U.S. Treasury securities	$ 25,461	$ (19)	$ —	$ —	$ 25,461	$ (19)
U.S. government agency securities	22,621	(75)	229,143	(48,938)	251,764	(49,013)
Obligations of states and political subdivisions:						
Obligations of states and state agencies	20,632	(517)	42,058	(4,818)	62,690	(5,335)
Municipal bonds	36,766	(440)	210,723	(20,362)	247,489	(20,802)
Total obligations of states and political subdivisions	57,398	(957)	252,781	(25,180)	310,179	(26,137)
Residential mortgage-backed securities	216,651	(2,687)	1,917,644	(417,895)	2,134,295	(420,582)
Trust preferred securities	—	—	29,145	(6,936)	29,145	(6,936)
Corporate and other debt securities	5,977	(23)	63,879	(3,333)	69,856	(3,356)
Total	$ 328,108	$ (3,761)	$ 2,492,592	$ (502,282)	$ 2,820,700	$ (506,043)
December 31, 2023						
U.S. Treasury securities	$ —	$ —	$ 25,978	$ (254)	$ 25,978	$ (254)
U.S. government agency securities	43,664	(151)	216,759	(44,290)	260,423	(44,441)
Obligations of states and political subdivisions:						
Obligations of states and state agencies	10,700	(102)	48,149	(4,053)	58,849	(4,155)
Municipal bonds	11,958	(121)	207,520	(14,259)	219,478	(14,380)
Total obligations of states and political subdivisions	22,658	(223)	255,669	(18,312)	278,327	(18,535)
Residential mortgage-backed securities	57,085	(505)	2,164,704	(368,931)	2,221,789	(369,436)
Trust preferred securities	938	(63)	29,712	(6,349)	30,650	(6,412)
Corporate and other debt securities	12,575	(426)	59,102	(5,248)	71,677	(5,674)
Total	$ 136,920	$ (1,368)	$ 2,751,924	$ (443,384)	$ 2,888,844	$ (444,752)

Within the HTM securities portfolio, the total number of security positions in an unrealized loss position was 798 and 762 at December 31, 2024 and 2023, respectively.

As of December 31, 2024, the fair value of debt securities HTM that were pledged to secure public deposits, repurchase agreements, lines of credit, and for other purposes required by law was $1.2 billion.

Contractual Maturities

The contractual maturities of investments in HTM debt securities at December 31, 2024 are set forth in the table below. Contractual maturities may differ from actual maturities as borrowers may have the right to call or repay obligations with or without call or prepayment penalties. Residential mortgage-backed securities are not included in the maturity categories in the following maturity summary as actual maturities may differ from contractual maturities because the underlying mortgages may be called or prepaid without penalties.

	December 31, 2024		
	Amortized Cost		**Fair Value**
	(in thousands)		
Due in one year	$	59,345	$	59,271
Due after one year through five years		65,022		63,861
Due after five years through ten years		173,753		163,055
Due after ten years		523,458		449,949
Residential mortgage-backed securities		2,710,642		2,292,148
Total	$	3,532,220	$	3,028,284

The weighted-average remaining expected life for residential mortgage-backed securities HTM was 9.41 years at December 31, 2024.

Credit Quality Indicators

Valley monitors the credit quality of the HTM debt securities utilizing the most current credit ratings from external rating agencies. The following table summarizes the amortized cost of HTM debt securities by external credit rating at December 31, 2024 and 2023.

	AAA/AA/A Rated	**BBB rated**	**Non-investment grade rated**	**Non-rated**	**Total**
	(in thousands)				
December 31, 2024					
U.S. Treasury securities	$ 25,480	$ —	$ —	$ —	$ 25,480
U.S. government agency securities	301,315	—	—	—	301,315
Obligations of states and political subdivisions:					
Obligations of states and state agencies	52,770	—	—	15,255	68,025
Municipal bonds	277,921	—	—	26,543	304,464
Total obligations of states and political subdivisions	330,691	—	—	41,798	372,489
Residential mortgage-backed securities	2,710,642	—	—	—	2,710,642
Trust preferred securities		—	—	36,081	36,081
Corporate and other debt securities	—	6,000	—	80,213	86,213
Total	$ 3,368,128	$ 6,000	$ —	$ 158,092	$ 3,532,220
December 31, 2023					
U.S. Treasury securities	$ 26,232	$ —	$ —	$ —	$ 26,232
U.S. government agency securities	305,996	—	—	—	305,996
Obligations of states and political subdivisions:					
Obligations of states and state agencies	66,502	—	5,330	16,724	88,556
Municipal bonds	283,441	—	—	33,473	316,914
Total obligations of states and political subdivisions	349,943	—	5,330	50,197	405,470
Residential mortgage-backed securities	2,885,303	—	—	—	2,885,303
Trust preferred securities	—	—	—	37,062	37,062
Corporate and other debt securities	—	6,000	—	74,350	80,350
Total	$ 3,567,474	$ 6,000	$ 5,330	$ 161,609	$ 3,740,413

Obligations of states and political subdivisions include municipal bonds and revenue bonds issued by various municipal corporations. At December 31, 2024, most of the obligations of states and political subdivisions were rated investment grade and a large portion of the "non-rated" category included municipal bonds secured by Ginnie Mae securities. Trust preferred securities consist of non-rated single-issuer securities issued by bank holding companies. Corporate bonds consist of debt primarily issued by banks.

Allowance for Credit Losses for Held to Maturity Debt Securities

Valley has zero loss expectation for certain securities within the HTM portfolio, and therefore it is not required to estimate an allowance for credit losses related to these securities under the CECL standard. After an evaluation of qualitative factors, Valley identified the following security types which it believes qualify for this exclusion: U.S. Treasury securities, U.S. government agency securities, residential mortgage-backed securities issued by Ginnie Mae, Fannie Mae and Freddie Mac, and collateralized municipal bonds. To measure the expected credit losses on HTM debt securities that have loss expectations, Valley estimates the expected credit losses using a discounted cash flow model developed by a third-party. See Note 1 for further details.

HTM debt securities are carried net of an allowance for credit losses. The following table details the activity in the allowance for credit losses for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
	(in thousands)		
Beginning balance	$ 1,205	$ 1,646	$ 1,165
(Credit) provision for credit losses	(558)	(441)	481
Ending balance	$ 647	$ 1,205	$ 1,646

There were no net charge-offs of HTM debt securities in the respective periods presented in the table above.

Realized Gains and Losses

Gross gains and losses realized on sales, maturities and other securities transactions related to AFS securities and net gains and losses on trading debt securities included in earnings for the years ended December 31, 2024, 2023 and 2022 were as follows:

	2024	2023	2022
	(in thousands)		
Sales transactions:			
Gross gains	$ —	$ 869	$ —
Total	—	869	—
Maturities and other securities transactions:			
Gross gains	3	21	171
Gross losses	(18)	(488)	(76)
Total	(15)	(467)	95
Net gains (losses) on trading debt securities	115	702	(1,325)
Gains (losses) on securities transactions, net	$ 100	$ 1,104	$ (1,230)

The gross gains on sales transactions for the year ended December 31, 2023 resulted from the sale of a previously impaired and fully charged-off corporate bond issued by Signature Bank.

LOANS AND ALLOWANCE FOR CREDIT LOSSES FOR LOANS (Note 5)

The detail of the loan portfolio as of December 31, 2024 and 2023 was as follows:

	2024	2023
	(in thousands)	
Loans:		
Commercial and industrial	$ 9,931,400	$ 9,230,543
Commercial real estate:		
Commercial real estate	26,530,225	28,243,239
Construction	3,114,733	3,726,808
Total commercial real estate loans	29,644,958	31,970,047
Residential mortgage	5,632,516	5,569,010
Consumer:		
Home equity	604,433	559,152
Automobile	1,901,065	1,620,389
Other consumer	1,085,339	1,261,154
Total consumer loans	3,590,837	3,440,695
Total loans	$ 48,799,711	$ 50,210,295

Total loans include net unearned discounts and deferred loan fees of $45.3 million and $85.4 million at December 31, 2024 and 2023, respectively.

Accrued interest on loans, which is excluded from the amortized cost of loans held for investment, totaled $208.9 million and $222.2 million at December 31, 2024 and 2023, respectively, and is presented within total accrued interest receivable on the consolidated statements of financial condition.

Loans Portfolio Sales and Transfers to Loans Held for Sale

Valley sells residential mortgage loans originated for sale (at fair value) primarily to Fannie Mae and Freddie Mac in the normal course of business. Under certain circumstances, Valley may decide to sell loans that were not originated with the intent to sell. During 2024, Valley sold $75.5 million of performing residential mortgage loans not originated for sale resulting in a modest net gain.

In February 2024, Valley completed the sale of its commercial premium finance lending business for $96.8 million. This asset sale included $95.5 million of assets, mainly consisting of $93.6 million of loans, and $2.8 million of related liabilities. The transaction generated a $3.6 million net gain for the year ended December 31, 2024.

During 2024, Valley transferred from the held for investment portfolio $151.0 million and $79.7 million of performing commercial real estate and construction loans, respectively, and sold them at par value through loan participation agreements with a related party, Bank Leumi Le-Israel B.M. Valley also transferred another pool of performing commercial real estate loans totaling $933.0 million, net of unearned fees, to loans held for sale in 2024. These performing loans were sold to an unrelated party during the fourth quarter 2024 and resulted in a $13.7 million net loss (due to transaction costs and a net market discount) for the year ended December 31, 2024.

During the year ended December 31, 2023, Valley transferred from the held for investment loan portfolio a non-performing construction loan totaling $10.0 million, net of $4.2 million in charge-offs at the transfer date. The non-performing loan held for sale had a carrying value of $8.8 million, net of a $1.2 million valuation allowance, at December 31, 2024. See Note 3 for further details.

Related Party Loans

In the ordinary course of business, Valley has granted loans to certain directors, executive officers and their affiliates (collectively referred to as "related parties"). These loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other unaffiliated persons and do not involve more than normal risk of collectibility. All loans to related parties are performing as of December 31, 2024.

The following table summarizes the changes in the total outstanding balances of loans and advances to the related parties during the year ended December 31, 2024:

	2024
	(in thousands)
December 31, 2023	$ 216,303
New loans and advances	30,420
Repayments	(22,029)
December 31, 2024	$ 224,694

Loan Portfolio Risk Elements and Credit Risk Management

Credit risk management. Valley adheres to a credit policy designed to minimize credit risk while generating the maximum income given the level of risk appetite. Management reviews and approves these policies and procedures on a regular basis with subsequent approval by the Board annually. Credit authority relating to a significant dollar percentage of the overall portfolio is centralized and controlled by the Credit Risk Management Division and by the Credit Committee. Loan portfolio diversification is an important factor utilized by Valley to manage its risk across business sectors and through cyclical economic circumstances. Additionally, Valley does not accept crypto assets as loan collateral for any of its loan portfolio classes discussed further below.

Commercial and industrial loans. While a focused area for growth in the percentage mix of our total loan portfolio, a significant portion of Valley's commercial and industrial loan portfolio consists of loans to long standing customers of proven ability, strong repayment performance, and high character. Underwriting standards for both existing and new customers are based on cash flow from the operations of the business. While such recurring cash flow serves as the primary source of repayment, a significant number of the loans are secured by collateral such as business equipment, inventory, and real estate. Short-term loans may be made on an unsecured basis based on a borrower's financial strength and past performance. Whenever possible, Valley will obtain the personal guarantee of the borrower's principals to potentially help mitigate the risk.

Commercial real estate loans. Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans but generally they involve larger principal balances and longer repayment periods as compared to commercial and industrial loans. Commercial real estate loans are viewed primarily as cash flow loans and secondarily as loans secured by real property. Repayment of most loans is dependent upon the cash flow generated from the property securing the loan or the business that occupies the property. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy and accordingly, conservative loan to value ratios are required at origination, as well as stress tested to evaluate the impact of market changes relating to key underwriting elements. The properties securing the commercial real estate portfolio represent diverse types, with most properties located within Valley's primary markets.

Construction loans. Valley originates and manages construction loans to developers and builders structured on either a revolving or non-revolving basis, depending on the nature of the underlying development project. These loans are generally secured by the real estate to be developed and may also be secured by additional real estate to mitigate the risk. Non-revolving construction loans often involve the disbursement of substantially all committed funds with repayment substantially dependent on the successful completion and sale, or lease, of the project. Sources of repayment for these types of loans may be from pre-committed permanent loans from other lenders, sales of developed property, or an interim loan commitment from Valley until permanent financing is obtained elsewhere. Revolving construction loans (generally relating to single-family residential construction) are controlled with loan advances dependent upon the presale of housing units financed. These loans are closely monitored by on-site inspections and are considered to have higher risks than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions and the availability of long-term financing.

Residential mortgages. Valley originates residential, first mortgage loans based on underwriting standards that generally comply with Fannie Mae and/or Freddie Mac requirements. In deciding whether to originate each residential mortgage, Valley considers the qualifications of the borrower as well as the value of the underlying property. Appraisals and valuations of real estate collateral are contracted directly with independent appraisers or from valuation services and not through appraisal management companies. Credit scoring, using FICO® and other proprietary credit scoring models are employed in the ultimate, judgmental credit decision by Valley's underwriting staff. Residential mortgage loans include fixed and variable interest rate loans secured by one to four family homes.

Consumer loans. The consumer loan portfolio consists of a home equity, automobile and other consumer loans. Home equity lending consists of both fixed and variable interest rate products. Valley mainly provides home equity loans to its residential mortgage customers within the footprint of its primary lending territory. Valley generally will not exceed a combined (i.e., first and second mortgage) loan-to-value ratio of 80 percent when originating a home equity loan. Automobile originations (including light truck and sport utility vehicles) are largely produced via indirect channels, originated through approved automobile dealers. Automotive collateral is generally a depreciating asset and there are times in the life of an automobile loan where the amount owed on a vehicle may exceed its collateral value. Additionally, automobile charge-offs will vary based on the strength or weakness of the used vehicle market, original advance rate, when in the life cycle of a loan a default occurs, and the condition of the collateral being liquidated. Where permitted by law, and subject to the limitations of the bankruptcy code, deficiency judgments are sought and acted upon to ultimately collect all money owed, even when a default resulted in a loss at collateral liquidation. Valley uses a third party to actively track collision and comprehensive risk insurance required of the borrower on the automobile and this third party provides coverage to Valley in the event of an uninsured collateral loss. Valley's other consumer loan portfolio includes direct consumer term loans, both secured and unsecured. The other consumer loan portfolio includes exposures in personal lines of credit (mainly those secured by cash surrender value of life insurance), credit card loans and personal loans.

Credit Quality

The following table presents past due, current and non-accrual loans without an allowance for loan losses by loan portfolio class at December 31, 2024 and 2023:

	Past Due and Non-Accrual Loans							Non-Accrual Loans Without Allowance for Loan Losses
	30-59 Days Past Due Loans	60-89 Days Past Due Loans	90 Days or More Past Due Loans	Non-Accrual Loans	Total Past Due Loans	Current Loans	Total Loans	
					(in thousands)			
December 31, 2024								
Commercial and industrial	$ 2,389	$ 1,007	$ 1,307	$136,675	$141,378	$ 9,790,022	$ 9,931,400	$ 15,947
Commercial real estate:								
Commercial real estate	20,902	24,903	—	157,231	203,036	26,327,189	26,530,225	91,095
Construction	—	—	—	24,591	24,591	3,090,142	3,114,733	5,002
Total commercial real estate loans	20,902	24,903	—	181,822	227,627	29,417,331	29,644,958	96,097
Residential mortgage	21,295	5,773	3,533	36,786	67,387	5,565,129	5,632,516	23,543
Consumer loans:								
Home equity	1,651	181	—	3,961	5,793	598,640	604,433	1,341
Automobile	8,583	1,346	407	230	10,566	1,890,499	1,901,065	—
Other consumer	2,318	2,957	642	24	5,941	1,079,398	1,085,339	—
Total consumer loans	12,552	4,484	1,049	4,215	22,300	3,568,537	3,590,837	1,341
Total	$ 57,138	$ 36,167	$ 5,889	$359,498	$458,692	$48,341,019	$48,799,711	$ 136,928

	Past Due and Non-Accrual Loans							
	30-59 Days Past Due Loans	60-89 Days Past Due Loans	90 Days or More Past Due Loans	Non-Accrual Loans	Total Past Due Loans	Current Loans	Total Loans	Non-Accrual Loans Without Allowance for Loan Losses
					(in thousands)			
December 31, 2023								
Commercial and industrial	$ 9,307	$ 5,095	$ 5,579	$ 99,912	$ 119,893	$ 9,110,650	$ 9,230,543	$ 6,594
Commercial real estate:								
Commercial real estate	3,008	1,257	—	99,739	104,004	28,139,235	28,243,239	81,282
Construction	—	—	3,990	60,851	64,841	3,661,967	3,726,808	12,007
Total commercial real estate loans	3,008	1,257	3,990	160,590	168,845	31,801,202	31,970,047	93,289
Residential mortgage	26,345	8,200	2,488	26,986	64,019	5,504,991	5,569,010	14,654
Consumer loans:								
Home equity	1,687	613	—	3,539	5,839	553,313	559,152	—
Automobile	11,850	1,855	576	212	14,493	1,605,896	1,620,389	—
Other consumer	7,017	2,247	512	632	10,408	1,250,746	1,261,154	589
Total consumer loans	20,554	4,715	1,088	4,383	30,740	3,409,955	3,440,695	589
Total	$ 59,214	$ 19,267	$ 13,145	$ 291,871	$ 383,497	$ 49,826,798	$ 50,210,295	$ 115,126

If interest on non-accrual loans had been accrued in accordance with the original contractual terms, such interest income would have amounted to approximately $32.5 million, $28.8 million, and $21.7 million for the years ended December 31, 2024, 2023 and 2022, respectively; none of these amounts were included in interest income during these periods.

Credit quality indicators. Valley utilizes an internal loan classification system as a means of reporting problem loans within commercial and industrial, commercial real estate, and construction loan portfolio classes. Under Valley's internal risk rating system, loan relationships could be classified as "Pass," "Special Mention," "Substandard," "Doubtful," and "Loss." Substandard loans include loans that exhibit well-defined weakness and are characterized by the distinct possibility that Valley will sustain some loss if the deficiencies are not corrected. Loans classified as Doubtful have all the weaknesses inherent in those classified as Substandard with the added characteristic that the weaknesses present make collection or liquidation in full, based on currently existing facts, conditions and values, highly questionable and improbable. Loans classified as Loss are those considered uncollectible with insignificant value and are charged-off immediately to the allowance for loan losses and, therefore, not presented in the table below. Loans that do not currently pose a sufficient risk to warrant classification in one of the aforementioned categories but pose weaknesses that deserve management's close attention are deemed Special Mention. Pass rated loans do not currently pose any identified risk and can range from the highest to average quality, depending on the degree of potential risk. Risk ratings are updated any time the situation warrants.

The following table presents the internal loan classification risk by loan portfolio class by origination year based on the most recent analysis performed at December 31, 2024 and 2023, as well as the gross loan charge-offs by year of origination for the years ended December 31, 2024 and 2023:

December 31, 2024	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans	Total
	2024	2023	2022	2021	2020	Prior to 2020			
				(in thousands)					
Commercial and industrial									
Risk Rating:									
Pass	$1,769,585	$ 828,087	$ 703,962	$ 476,091	$ 246,992	$ 392,834	$ 4,804,095	$ 6,006	$ 9,227,652
Special Mention	30,755	3,553	59,434	11,646	270	72,514	147,254	10,762	336,188
Substandard	24,613	13,479	9,415	4,296	2,813	7,382	201,053	39,011	302,062
Doubtful	—	8,911	4	928	—	52,064	3,591	—	65,498
Total commercial and industrial	$1,824,953	$ 854,030	$ 772,815	$ 492,961	$ 250,075	$ 524,794	$ 5,155,993	$ 55,779	$ 9,931,400
Commercial real estate									
Risk Rating:									
Pass	$2,097,314	$2,941,270	$5,310,807	$3,883,333	$2,302,480	$6,086,608	$ 597,266	$ 78,621	$23,297,699
Special Mention	156,394	380,852	289,669	192,614	55,739	327,732	141,164	—	1,544,164
Substandard	84,410	107,944	387,638	288,906	236,927	520,858	11,167	—	1,637,850
Doubtful	—	3,060	—	35,756	9,813	1,883	—	—	50,512
Total commercial real estate	$2,338,118	$3,433,126	$5,988,114	$4,400,609	$2,604,959	$6,937,081	$ 749,597	$ 78,621	$26,530,225
Construction									
Risk Rating:									
Pass	$ 545,597	$ 680,260	$ 334,899	$ 92,765	$ 17,955	$ 45,161	$ 1,224,698	$ 58,644	$ 2,999,979
Special Mention	13,278	—	664	5,069	—	2,504	16,691	—	38,206
Substandard	9,835	—	8,950	4,942	—	—	43,474	—	67,201
Doubtful	—	—	2,074	—	7,273	—	—	—	9,347
Total construction	$ 568,710	$ 680,260	$ 346,587	$ 102,776	$ 25,228	$ 47,665	$ 1,284,863	$ 58,644	$ 3,114,733
Gross loan charge-offs	$ 706	$ 31,809	$ 7,523	$ 44,610	$ 66,632	$ 49,436	$ 3,930	$ 2,148	$ 206,794

December 31, 2023	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans	Total
	2023	**2022**	**2021**	**2020**	**2019**	**Prior to 2019**			
					(in thousands)				
Commercial and industrial									
Risk Rating:									
Pass	$ 1,494,417	$ 1,047,513	$ 765,335	$ 377,047	$ 211,504	$ 523,430	$ 4,382,361	$ 29,798	$ 8,831,405
Special Mention	70,807	73,423	15,296	358	1,870	915	99,981	139	262,789
Substandard	3,100	1,837	2,629	1,714	1,221	5,900	29,569	4,225	50,195
Doubtful	11,658	595	1,166	(22)	2,653	57,817	12,287	—	86,154
Total commercial and industrial	$ 1,579,982	$ 1,123,368	$ 784,426	$ 379,097	$ 217,248	$ 588,062	$ 4,524,198	$ 34,162	$ 9,230,543
Commercial real estate									
Risk Rating:									
Pass	$ 4,088,835	$ 6,630,322	$ 4,791,190	$ 2,789,275	$ 2,329,385	$ 5,385,809	$ 618,056	$ 104,839	$ 26,737,711
Special Mention	125,296	82,917	248,900	184,720	69,949	358,059	26	183	1,070,050
Substandard	58,115	25,709	12,122	48,506	70,439	214,095	4,415	2,077	435,478
Total commercial real estate	$ 4,272,246	$ 6,738,948	$ 5,052,212	$ 3,022,501	$ 2,469,773	$ 5,957,963	$ 622,497	$ 107,099	$ 28,243,239
Construction									
Risk Rating:									
Pass	$ 753,759	$ 655,198	$ 267,336	$ 10,318	$ 40,584	$ 43,560	$ 1,762,890	$ 139,599	$ 3,673,244
Substandard	6,721	—	9,276	—	—	17,668	—	—	33,665
Doubtful	—	19,899	—	—	—	—	—	—	19,899
Total construction	$ 760,480	$ 675,097	$ 276,612	$ 10,318	$ 40,584	$ 61,228	$ 1,762,890	$ 139,599	$ 3,726,808
Gross loan charge-offs	$ 307	$ 12,919	$ 28,438	$ 6,946	$ 5,031	$ 13,446	$ 3,729	$ 145	$ 70,961

For residential mortgages, home equity, automobile and other consumer loan portfolio classes, Valley evaluates credit quality based on the aging status of the loan and by payment activity. The following table presents the amortized cost in those loan classes based on payment activity by origination year as of December 31, 2024 and 2023, as well as the gross loan charge-offs by year of origination for the years ended December 31, 2024 and 2023:

December 31, 2024	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans	Total
	2024	2023	2022	2021	2020	Prior to 2020			
				(in thousands)					
Residential mortgage									
Performing	$ 428,138	$ 413,528	$1,282,524	$1,420,835	$494,430	$1,490,512	$ 75,479	$ 954	$5,606,400
90 days or more past due	530	771	1,030	1,533	5,286	16,285	—	681	26,116
Total residential mortgage	$ 428,668	$ 414,299	$1,283,554	$1,422,368	$499,716	$1,506,797	$ 75,479	$ 1,635	$5,632,516
Consumer loans									
Home equity									
Performing	$ 22,947	$ 29,445	$ 38,774	$ 10,302	$ 3,340	$ 50,613	$ 438,817	$ 9,061	$ 603,299
90 days or more past due	—	48	51	1	—	855	—	179	1,134
Total home equity	22,947	29,493	38,825	10,303	3,340	51,468	438,817	9,240	604,433
Automobile									
Performing	$ 863,281	$ 343,203	$ 363,901	$ 211,294	$ 59,288	$ 59,512	$ —	$ —	$1,900,479
90 days or more past due	71	122	140	70	2	181	—	—	586
Total automobile	863,352	343,325	364,041	211,364	59,290	59,693	—	—	1,901,065
Other consumer									
Performing	$ 15,164	$ 25,884	$ 15,787	$ 1,588	$ 337	$ 53,917	$ 956,339	$ 15,917	$1,084,933
90 days or more past due	—	59	61	—	—	38	—	248	406
Total other consumer	15,164	25,943	15,848	1,588	337	53,955	956,339	16,165	1,085,339
Total consumer	$ 901,463	$ 398,761	$ 418,714	$ 223,255	$ 62,967	$ 165,116	$1,395,156	$ 25,405	$3,590,837
Gross loan charge-offs	$ 1,014	$ 1,883	$ 1,511	$ 1,015	$ 519	$ 2,245	$ —	$ 131	$ 8,318

December 31, 2023	Term Loans Amortized Cost Basis by Origination Year 2023	2022	2021	2020	2019	Prior to 2019	Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans	Total
					(in thousands)				
Residential mortgage									
Performing	$ 467,178	$1,304,026	$1,505,133	$538,853	$ 435,669	$1,244,986	$ 57,052	$ 1,771	$5,554,668
90 days or more past due	—	1,968	1,681	1,357	3,391	5,945	—	—	14,342
Total residential mortgage	$ 467,178	$1,305,994	$1,506,814	$540,210	$ 439,060	$1,250,931	$ 57,052	$ 1,771	$5,569,010
Consumer loans									
Home equity									
Performing	$ 40,599	$ 44,893	$ 14,948	$ 4,096	$ 4,850	$ 46,274	$ 396,960	$ 4,608	$ 557,228
90 days or more past due	—	51	13	—	—	1,132	—	728	1,924
Total home equity	40,599	44,944	14,961	4,096	4,850	47,406	396,960	5,336	559,152
Automobile									
Performing	$ 468,152	$ 531,728	$ 356,144	$121,658	$ 86,147	$ 34,504	$ 20,227	$ 763	$1,619,323
90 days or more past due	90	284	54	92	237	309	—	—	1,066
Total automobile	468,242	532,012	356,198	121,750	86,384	34,813	20,227	763	1,620,389
Other consumer									
Performing	$ 32,662	$ 20,376	$ 2,986	$ 1,722	$ 10,381	$ 52,659	$1,120,863	$ 18,655	$1,260,304
90 days or more past due	10	79	—	—	—	628	—	133	850
Total other consumer	32,672	20,455	2,986	1,722	10,381	53,287	1,120,863	18,788	1,261,154
Total consumer	$ 541,513	$ 597,411	$ 374,145	$127,568	$ 101,615	$ 135,506	$1,538,050	$ 24,887	$3,440,695
Gross loan charge-offs	$ 296	$ 903	$ 357	$ 232	$ 752	$ 1,921	$ 31	$ —	$ 4,492

Loan modifications to borrowers experiencing financial difficulty. From time to time, Valley may extend, restructure, or otherwise modify the terms of existing loans, on a case-by-case basis, to remain competitive and retain certain customers, as well as assist other customers who may be experiencing financial difficulties.

The following table shows the amortized cost basis of loans to borrowers experiencing financial difficulty at December 31, 2024 and 2023 that were modified during the years ended December 31, 2024 and 2023, disaggregated by class of financing receivable and type of modification. Each of the types of modifications was less than one percent of their respective loan categories.

	Interest Rate Reduction	Term Extension	Term Extension and Interest Rate Reduction	Other Than Insignificant Payment Delay	Total	% of Total Loan Class
			($ in thousands)			
2024						
Commercial and industrial	$ 825	$ 111,998	$ —	$ —	$ 112,823	1.14 %
Commercial real estate	3,223	82,206	16,198	173,780	275,407	1.04
Construction	—	—	—	2,505	2,505	0.08
Residential mortgage	—	1,041	—	1,136	2,177	0.04
Home equity	—	—	—	44	44	0.01
Total	$ 4,048	$ 195,245	$ 16,198	$ 177,465	$ 392,956	0.81
2023						
Commercial and industrial	$ 2,967	$ 58,287	$ 2,500	$ —	$ 63,754	0.69 %
Commercial real estate	—	123,838	3,690	—	127,528	0.45
Residential mortgage	—	568	—	—	568	0.01
Home equity	—	31	—	—	31	0.01
Consumer	—	43	—	—	43	—
Total	$ 2,967	$ 182,767	$ 6,190	$ —	$ 191,924	0.17

The following table describes the types of modifications made to borrowers experiencing financial difficulty during the years ended December 31, 2024 and 2023:

	Weighted Average Interest Rate Reduction	Weighted Average Term Extension (in months)	Weighted Average Payment Deferral (in months)
2024			
Commercial and industrial	3.10 %	10	—
Commercial real estate	0.91	12	10
Construction	—	—	43
Residential mortgage	—	145	7
Home equity	—	120	5
2023			
Commercial and industrial	2.16 %	12	—
Commercial real estate	2.75	17	—
Residential mortgage	—	43	—
Home equity	—	120	—
Consumer	—	60	—

Valley closely monitors the performance of modified loans to borrowers experiencing financial difficulty to understand the effectiveness of modification efforts. The following table presents the aging analysis of loans that have been modified within the previous 12 months at December 31, 2024 and 2023.

	Current		30-89 Days Past Due		90 Days Or More Past Due			Total	
	($ in thousands)								
December 31, 2024									
Commercial and industrial	$	110,761	$	2,062	$	—		$	112,823
Commercial real estate		275,361		—		46			275,407
Construction		2,505		—		—			2,505
Residential mortgage		1,898		184		95	*		2,177
Home equity		—		44		—			44
Total	$	390,525	$	2,290	$	141		$	392,956
December 31, 2023									
Commercial and industrial	$	45,169	$	3,697	$	14,888	* $		63,754
Commercial real estate		124,958		2,570		—			127,528
Residential mortgage		207		361		—			568
Home equity		31		—		—			31
Consumer		43		—		—			43
Total	$	170,408	$	6,628	$	14,888		$	191,924

_____

* Indicates non-accrual loans.

The following table provides the amortized cost basis of financing receivables that had a payment default during the years ended December 31, 2024 and 2023 and were modified in the 12 months before default to borrowers experiencing financial difficulty.

	Term Extension		Other than Insignificant Payment Delay	
	($ in thousands)			
2024				
Commercial real estate	$	46	$	—
Residential mortgage		868		95
Total	$	914	$	95
2023				
Commercial and industrial	$	14,888	$	—
Total	$	14,888	$	—

Valley did not extend any commitments to lend additional funds to borrowers experiencing financial difficulty whose loans had been modified during the year ended December 31, 2024 and 2023.

Collateral dependent loans. Loans are collateral dependent when the debtor is experiencing financial difficulty and repayment is expected to be provided substantially through the sale or operation of the collateral. When Valley determines that repayment or satisfaction of the loan depends on the sale of the collateral, the collateral dependent loan balances are written down to the estimated current fair value (less estimated selling costs) resulting in an immediate charge-off to the allowance, excluding any consideration for personal guarantees that may be pursued in the Bank's collection process.

The following table presents collateral dependent loans by class as of December 31, 2024 and 2023:

		2024		2023
		(in thousands)		
Collateral dependent loans:				
Commercial and industrial *	$	131,898	$	96,827
Commercial real estate		156,825		98,785
Construction		15,841		46,634
Total commercial real estate loans		172,666		145,419
Residential mortgage		23,797		21,843
Home equity		1,341		—
Consumer		—		589
Total	$	329,702	$	264,678

* Includes non-accrual loans collateralized by taxi medallions totaling $49.5 million and $62.3 million at December 31, 2024 and 2023, respectively.

Allowance for Credit Losses for Loans

The following table summarizes the allowance for credit losses for loans at December 31, 2024 and 2023:

		2024		2023
		(in thousands)		
Components of allowance for credit losses for loans:				
Allowance for loan losses	$	558,850	$	446,080
Allowance for unfunded credit commitments		14,478		19,470
Total allowance for credit losses for loans	$	573,328	$	465,550

The following table summarizes the provision for credit losses for loans for the years ended December 31, 2024, 2023 and 2022:

		2024		2023		2022
		(in thousands)				
Components of provision for credit losses for loans:						
Provision for loan losses	$	314,380	$	50,755	$	48,236
(Credit) provision for unfunded credit commitments		(4,992)		(5,130)		8,100
Total provision for credit losses for loans	$	309,388	$	45,625	$	56,336

The following table details the activity in the allowance for loan losses by portfolio segment for the years ended December 31, 2024 and 2023:

	Commercial and Industrial	Commercial Real Estate	Residential Mortgage	Consumer	Total
	(in thousands)				
December 31, 2024					
Allowance for loan losses:					
Beginning balance	$ 133,359	$ 249,598	$ 42,957	$ 20,166	$ 446,080
Loans charged-off	(68,299)	(138,495)	(29)	(8,289)	(215,112)
Charged-off loans recovered	6,038	5,130	140	2,194	13,502
Net (charge-offs) recoveries	(62,261)	(133,365)	111	(6,095)	(201,610)
Provision for loan losses	101,904	187,915	15,827	8,734	314,380
Ending balance	$ 173,002	$ 304,148	$ 58,895	$ 22,805	$ 558,850
December 31, 2023					
Allowance for loan losses:					
Beginning balance	$ 139,941	$ 259,408	$ 39,020	$ 20,286	$ 458,655
Impact of the adoption of ASU No. 2022-02	(739)	(589)	(12)	(28)	(1,368)
Beginning balance, adjusted	139,202	258,819	39,008	20,258	457,287
Loans charged-off	(48,015)	(22,946)	(194)	(4,298)	(75,453)
Charged-off loans recovered	11,270	34	201	1,986	13,491
Net (charge-offs) recoveries	(36,745)	(22,912)	7	(2,312)	(61,962)
Provision for loan losses	30,902	13,691	3,942	2,220	50,755
Ending balance	$ 133,359	$ 249,598	$ 42,957	$ 20,166	$ 446,080

The following table represents the allocation of the allowance for loan losses and the related loans by loan portfolio segment disaggregated based on the allowance measurement methodology for the years ended December 31, 2024 and 2023.

	Commercial and Industrial	Commercial Real Estate	Residential Mortgage	Consumer	Total
	(in thousands)				
December 31, 2024					
Allowance for loan losses:					
Individually evaluated for credit losses	$ 59,603	$ 16,225	$ 27	$ —	$ 75,855
Collectively evaluated for credit losses	113,399	287,923	58,868	22,805	482,995
Total	$ 173,002	$ 304,148	$ 58,895	$ 22,805	$ 558,850
Loans:					
Individually evaluated for credit losses	$ 131,898	$ 172,666	$ 23,797	$ 1,341	$ 329,702
Collectively evaluated for credit losses	9,799,502	29,472,292	5,608,719	3,589,496	48,470,009
Total	$ 9,931,400	$ 29,644,958	$ 5,632,516	$ 3,590,837	$ 48,799,711
December 31, 2023					
Allowance for loan losses:					
Individually evaluated for credit losses	$ 55,993	$ 17,987	$ 235	$ —	$ 74,215
Collectively evaluated for credit losses	77,366	231,611	42,722	20,166	371,865
Total	$ 133,359	$ 249,598	$ 42,957	$ 20,166	$ 446,080
Loans:					
Individually evaluated for credit losses	$ 96,827	$ 145,419	$ 21,843	$ 589	$ 264,678
Collectively evaluated for credit losses	9,133,716	31,824,628	5,547,167	3,440,106	49,945,617
Total	$ 9,230,543	$ 31,970,047	$ 5,569,010	$ 3,440,695	$ 50,210,295

LEASES (Note 6)

The following table presents the components of the ROU assets and lease liabilities in the consolidated statements of financial condition by lease type at December 31, 2024 and 2023.

	2024	2023
	(in thousands)	
ROU assets:		
Operating leases	$ 324,975	$ 343,442
Finance leases	3,500	19
Total	$ 328,475	$ 343,461
Lease liabilities:		
Operating leases	$ 384,745	$ 403,766
Finance leases	3,558	15
Total	$ 388,303	$ 403,781

During 2023, Valley recognized an operating lease ROU asset and related lease liability totaling $58.3 million and $66.4 million, respectively, related to its new headquarters located in Morristown, New Jersey. The ROU asset was reduced by construction allowance incentives totaling $8.2 million, which are amortized over the lease term.

The following table presents the components by lease type, of total lease cost recognized in the consolidated statements of income for the years ended December 31, 2024, 2023, and 2022:

	2024	2023	2022
	(in thousands)		
Finance lease cost:			
Amortization of ROU assets	$ 53	$ 16	$ 379
Interest on lease liabilities	12	—	30
Operating lease cost	49,875	48,241	42,268
Short-term lease cost	1,498	1,930	874
Variable lease cost	201	177	4,647
Sublease income	(3,316)	(3,303)	(2,982)
Total lease cost (primarily included in net occupancy expense)	$ 48,323	$ 47,061	$ 45,216

The following table presents supplemental cash flow information related to leases for the years ended December 31, 2024, 2023, and 2022:

	2024	2023	2022
	(in thousands)		
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 51,581	$ 49,007	$ 43,768
Operating cash flows from finance leases	—	—	30
Financing cash flows from finance leases	3	18	745

The following table presents supplemental information related to leases at December 31, 2024 and 2023:

	2024	2023
Weighted-average remaining lease term		
Operating leases	11.9 years	12.5 years
Finance leases	5.1 years	2.6 years
Weighted-average discount rate		
Operating leases	3.88 %	3.76 %
Finance leases	4.33 %	1.49 %

The following table presents a maturity analysis of lessor and lessee arrangements outstanding as of December 31, 2024:

	Lessor	Lessee	
	Direct Financing and Sales-Type Leases	Operating Leases	Finance Leases
	(in thousands)		
2025	$ 268,502	$ 51,338	$ 728
2026	223,569	50,392	794
2027	160,288	47,327	792
2028	99,590	45,561	792
2029	55,076	44,207	791
Thereafter	19,661	255,136	66
Total lease payments	826,686	493,961	3,963
Less: present value discount	(80,226)	(109,216)	(405)
Total	$ 746,460	$ 384,745	$ 3,558

The total net investment in direct financing and sales-type leases was $746.5 million and $797.4 million at December 31, 2024 and 2023, respectively, comprised of $741.0 million and $793.3 million in lease receivables and $5.5 million and $4.1 million in non-guaranteed residuals, respectively. Total lease income was $39.8 million, $40.1 million and $34.4 million for the years ended December 31, 2024, 2023, and 2022, respectively.

PREMISES AND EQUIPMENT, NET (Note 7)

At December 31, 2024 and 2023, premises and equipment, net consisted of:

	2024	2023
	(in thousands)	
Land	$ 79,919	$ 80,349
Buildings	196,801	197,961
Leasehold improvements	170,500	165,878
Furniture and equipment	174,035	172,414
Total premises and equipment	621,255	616,602
Accumulated depreciation and amortization	(270,459)	(235,521)
Total premises and equipment, net	$ 350,796	$ 381,081

Depreciation and amortization of premises and equipment included in net occupancy expense for the years ended December 31, 2024, 2023 and 2022 was approximately $43.7 million, $43.4 million, and $41.2 million, respectively.

GOODWILL AND OTHER INTANGIBLE ASSETS (Note 8)

The following table presents carrying amounts of goodwill allocated to Valley's reporting units at December 31, 2024 and 2023.

| | Reporting Unit [*] | | | |
	Wealth Management	Consumer Banking	Commercial Banking	Total
	(in thousands)			
Goodwill	$ 78,142	$ 349,646	$ 1,441,148	$ 1,868,936

---

* The Wealth Management and Consumer Banking reporting units are both components of the overall Consumer Banking operating segment, which is further described in Note 21.

During the second quarter 2024, Valley performed the annual goodwill impairment test at its normal assessment date. During the year ended December 31, 2024, there were no triggering events that would more likely than not reduce the fair value of any reporting unit below its carrying amount. There was no impairment of goodwill recognized during the years ended December 31, 2024, 2023 and 2022.

The following tables summarize other intangible assets at December 31, 2024 and 2023:

	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
	(in thousands)		
December 31, 2024			
Loan servicing rights	$ 125,961	$ (104,833)	$ 21,128
Core deposits	215,620	(138,080)	77,540
Other	50,393	(20,400)	29,993
Total other intangible assets	$ 391,974	$ (263,313)	$ 128,661
December 31, 2023			
Loan servicing rights	$ 122,586	$ (100,636)	$ 21,950
Core deposits	215,620	(113,183)	102,437
Other	50,393	(14,449)	35,944
Total other intangible assets	$ 388,599	$ (228,268)	$ 160,331

Core deposits are amortized using an accelerated method over a period of 10.0 years.

The line item labeled "Other" included in the table above primarily consists of customer lists, certain financial asset servicing contracts and covenants not to compete, which are amortized over their expected lives generally using a straight-line method and have a weighted average amortization period of 13.5 years.

Valley evaluates core deposits and other intangibles for impairment when an indication of impairment exists. No impairment was recognized during the years ended December 31, 2024, 2023 and 2022.

The following table summarizes the change in loan servicing rights during the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
	(in thousands)		
Beginning balance	$ 21,950	$ 23,807	$ 23,685
Origination of loan servicing rights	3,375	2,643	5,307
Amortization expense	(4,197)	(4,500)	(5,185)
Ending balance	$ 21,128	$ 21,950	$ 23,807

Loan servicing rights are accounted for using the amortization method. There was no valuation allowance at December 31, 2024, 2023 and 2022 and no net impairment recognized during the years ended December 31, 2024, 2023 and 2022.

The Bank services residential mortgage loan portfolios and it is compensated for loan administrative services performed for mortgage servicing rights of loans originated and sold by the Bank, and to a lesser extent, purchased mortgage servicing rights. The aggregate principal balances of residential mortgage loans serviced by the Bank for others approximated $3.3 billion at both December 31, 2024 and 2023 and $3.5 billion at December 31, 2022. The outstanding balance of loans serviced for others is not included in the consolidated statements of financial condition.

Valley recognized amortization expense on other intangible assets of $35.0 million, $39.8 million and $37.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The following table presents the estimated amortization expense of other intangible assets over the next five-year period:

Year	Loan Servicing Rights		Core Deposits		Other	
		(in thousands)				
2025	$	2,584	$	21,048	$	5,380
2026		2,322		17,223		4,805
2027		2,051		13,544		4,205
2028		1,805		10,117		3,633
2029		1,596		7,500		3,081

DEPOSITS (Note 9)

The scheduled maturities of time deposits as of December 31, 2024 were as follows:

Year	Amount
	(in thousands)
2025	$ 9,240,979
2026	1,781,725
2027	1,257,252
2028	22,548
2029	28,710
Thereafter	11,330
Total time deposits	$ 12,342,544

The following table presents additional information about deposits at December 31, 2024 and 2023:

	2024		2023	
	(in thousands)			
Certificates of deposits in excess of the FDIC limit included in time deposits	$	2,366,648	$	2,587,535
Deposits from certain directors, executives, and other affiliates		67,835		81,902

BORROWED FUNDS (Note 10)

Short-Term Borrowings

Short-term borrowings at December 31, 2024 and 2023 consisted of the following:

	2024		2023	
	(in thousands)			
FHLB advances	$	—	$	850,000
Securities sold under agreements to repurchase		72,718		67,834
Total short-term borrowings	$	72,718	$	917,834

The weighted average interest rate for short-term FHLB advances was 5.62 percent for the year ended December 31, 2023.

Long-Term Borrowings

Long-term borrowings at December 31, 2024 and 2023 consisted of the following:

		2024		2023
		(in thousands)		
FHLB advances, net *	$	2,526,608	$	1,690,013
Subordinated debt, net *		647,547		638,362
Total long-term borrowings	$	3,174,155	$	2,328,375

---

*   FHLB advances and subordinated debt are reported net of unamortized premiums and debt issuance costs, respectively, that were immaterial at both December 31, 2024 and 2023.

FHLB Advances. Long-term FHLB advances had a weighted average interest rate of 4.20 percent and 3.75 percent at December 31, 2024 and 2023, respectively. FHLB advances are secured by pledges of certain eligible collateral, including but not limited to, U.S. government and agency mortgage-backed securities and a blanket assignment of qualifying first lien mortgage loans, consisting of both residential mortgage and commercial real estate loans.

Long-Term Borrowings

The long-term FHLB advances at December 31, 2024 are scheduled for contractual balance repayments as follows:

Year		Amount
		(in thousands)
2025	$	273,000
2026		601,804
2027		926,800
2028		475,000
2029		250,000
Total long-term FHLB advances	$	2,526,604

The FHLB advances reported in the table above are not callable for early redemption.

Subordinated Debt. At December 31, 2024, Valley had the following subordinated debt outstanding by its maturity date:

- $100 million of 4.55 percent subordinated debentures (notes) issued in June 2015 and due June 30, 2025 with no call dates or prepayments allowed unless certain conditions exist. Interest on the subordinated notes is payable semi-annually in arrears on June 30 and December 30 of each year. The subordinated notes had a net carrying value of $99.9 million and $99.8 million at December 31, 2024 and 2023, respectively.

- $115 million of 5.25 percent Fixed-to-Floating Rate subordinated notes issued in June 2020 and due June 15, 2030 callable in whole or in part on or after June 15, 2025 or upon the occurrence of certain events. Interest on the subordinated notes during the initial five-year term through June 15, 2025 is payable semi-annually on June 15 and December 15. Thereafter, interest is expected to be set based on three-month Term SOFR plus 514 basis points and paid quarterly through maturity of the notes. The subordinated notes had a net carrying value of $114.0 million and $113.8 million at December 31, 2024 and 2023, respectively.

- $300 million of 3.00 percent Fixed-to-Floating Rate subordinated notes issued in May 2021 and due June 15, 2031. The subordinated notes are callable in whole or in part on or after June 15, 2026 or upon the occurrence of certain events. Interest on the subordinated notes during the initial five-year term through June 15, 2026 is payable semi-annually on June 15 and December 15. Thereafter, interest is expected to be set based on three-month Term SOFR plus 236 basis points and paid quarterly through maturity of the notes. The subordinated notes had a carrying value of $285.0 million and $276.6 million, net of unamortized debt issuance costs and fair value of hedging adjustment at December 31, 2024 and 2023, respectively. In June 2021, Valley executed an interest rate swap to hedge the change in the fair value of the $300 million in subordinated notes. See Note 15 for additional details.

- $150 million of 6.25 percent fixed-to-floating rate subordinated notes issued on September 20, 2022 and due September 30, 2032. Interest on the subordinated notes during the initial five year term through September 30, 2027, is payable semi-annually in arrears on March 30 and September 30, commencing on March 30, 2023. Thereafter, interest will be set based on three-month Term SOFR plus 278 basis points and paid quarterly through maturity of the notes. The subordinated notes had a net carrying value of $148.6 million and $148.2 million at December 31, 2024 and 2023, respectively.

Pledged Securities. The fair value of securities pledged to secure public deposits, repurchase agreements, lines of credit, FHLB advances and for other purposes required by law approximated $3.0 billion and $3.5 billion for December 31, 2024 and 2023, respectively.

JUNIOR SUBORDINATED DEBENTURES ISSUED TO CAPITAL TRUSTS (Note 11)

All of the statutory trusts presented in the table below were acquired in bank acquisitions. These trusts were established for the sole purpose of issuing trust preferred securities and related trust common securities. The proceeds from such issuances were used by the trust to purchase an equivalent amount of junior subordinated debentures issued by the acquired bank, and assumed by Valley. The junior subordinated debentures, the sole assets of the trusts, are unsecured obligations of Valley, and are subordinate and junior in right of payment to all present and future senior and subordinated indebtedness and certain other financial obligations of Valley. Valley does not consolidate its capital trusts based on GAAP but wholly owns all of the common securities of each trust.

The table below summarizes the outstanding callable junior subordinated debentures and the related trust preferred securities issued by each trust as of December 31, 2024 and 2023:

	GCB Capital Trust III	State Bancorp Capital Trust I	State Bancorp Capital Trust II	Aliant Statutory Trust II
	($ in thousands)			
Junior Subordinated Debentures:				
December 31, 2024				
Carrying value [1]	$ 24,743	$ 9,525	$ 9,122	$ 14,065
Contractual principal balance	24,743	10,310	10,310	15,464
Annual interest rate [2]	3-mo. SOFR+spread adj.+1.4%	3-mo. SOFR+spread adj.+ 3.45%	3-mo. SOFR+ spread adj.+2.85%	3-mo.SOFR+spread adj.+1.8%
December 31, 2023				
Carrying value [1]	$ 24,743	$ 9,425	$ 8,991	$ 13,949
Contractual principal balance	24,743	10,310	10,310	15,464
Annual interest rate	3-mo. SOFR+spread adj.+1.4%	3-mo. SOFR+spread adj.+3.45%	3-mo. SOFR+spread adj.+2.85%	3-mo. SOFR+spread adj.+1.8%
Stated maturity date	July 30, 2037	November 7, 2032	January 23, 2034	December 15, 2036
Trust Preferred Securities:				
December 31, 2024 and 2023				
Face value	$ 24,000	$ 10,000	$ 10,000	$ 15,000
Annual distribution rate[2]	3-mo. SOFR+spread adj.+ 1.4%	3-mo. SOFR+ spread adj.+ 3.45%	3-mo. SOFR+ spread adj.+2.85%	3-mo. SOFR+ spread adj.+1.8%
Issuance date	July 2, 2007	October 29, 2002	December 19, 2003	December 14, 2006
Distribution dates [3]	Quarterly	Quarterly	Quarterly	Quarterly

[1] The carrying values include unamortized purchase accounting adjustments at December 31, 2024 and 2023.
[2] The 3-month Term SOFR rate is adjusted for the 0.26161 percent spread.
[3] All cash distributions are cumulative.

The trust preferred securities are subject to mandatory redemption, in whole or in part, upon repayment of the junior subordinated debentures at the stated maturity date or upon early redemption. The trusts' ability to pay amounts due on the trust preferred securities is solely dependent upon Valley making payments on the related junior subordinated debentures. Valley's obligation under the junior subordinated debentures and other relevant trust agreements, in aggregate, constitutes a full and unconditional guarantee by Valley of the trusts' obligations under the trust preferred securities issued. Under the junior subordinated debenture agreements, Valley has the right to defer payment of interest on the debentures and, therefore, distributions on the trust preferred securities, for up to five years, but not beyond the stated maturity dates in the table above. Currently, Valley has no intention to exercise its right to defer interest payments on the debentures.

The trust preferred securities are included in Valley's total risk-based capital (as Tier 2 capital) for regulatory purposes at December 31, 2024 and 2023.

BENEFIT PLANS (Note 12)

Defined Benefit Pension and Postretirement Benefit Plans

The Bank had offered a qualified non-contributory defined benefit plan and a non-qualified supplemental retirement plan to eligible employees and key executives who met certain age and service requirements, as well as a non-qualified directors' retirement plan. The qualified and non-qualified plans were frozen effective December 31, 2013. Consequently, participants in each plan will not accrue further benefits and their pension benefits were immediately vested and determined based on their compensation and service as of December 31, 2013.

On April 1, 2022, Valley assumed a qualified non-contributory defined benefit pension plan (frozen to both benefits and new participants) covering certain former employees of Bank Leumi USA. Valley also assumed Other post-employment medical and life insurance benefit ("OPEB") plans from Bank Leumi USA mostly covering retired former employees. The OPEB plans are active, but closed to new participants.

Collectively, all qualified and non-qualified plans are referred to as the "Pension" in the tables below unless indicated otherwise.

The following table sets forth the change in the projected benefit obligation, the change in fair value of plan assets and the funded status and amounts recognized in Valley's consolidated financial statements for the Pension and OPEB plans at December 31, 2024 and 2023, if applicable:

| | Pension | | OPEB | |
	2024	2023	2024	2023
	(in thousands)			
Change in projected benefit obligation:				
Projected benefit obligation at beginning of year	$ 179,918	$ 175,496	$ 5,451	$ 5,981
Interest cost	8,542	8,923	245	279
Actuarial (loss) gain	(6,017)	7,604	178	(161)
Benefits paid	(11,920)	(12,105)	(721)	(648)
Projected benefit obligation at end of year	$ 170,523	$ 179,918	$ 5,153	$ 5,451
Change in fair value of plan assets:				
Fair value of plan assets at beginning of year	$ 302,860	$ 275,406	$ —	$ —
Actual return on plan assets	30,595	37,993	—	—
Employer contributions	30,188	1,566	721	648
Benefits paid	(11,920)	(12,105)	(721)	(648)
Fair value of plan assets at end of year *	$ 351,723	$ 302,860	$ —	$ —
Funded status of the plan				
Assets (liabilities) recognized	$ 181,200	$ 122,942	$ (5,153)	$ (5,451)
Accumulated benefit obligation	170,523	179,918	$ 5,153	$ 5,451

---

* Pension assets include accrued interest receivables of $986 thousand and $826 thousand as of December 31, 2024 and 2023, respectively.

Amounts recognized as a component of accumulated other comprehensive loss at end of year that have not been recognized as a component of the net periodic pension expense for Valley's Pension and OPEB plans are presented in the following table:

| | Pension | | OPEB | |
	2024	2023	2024	2023
	(in thousands)			
Net actuarial loss (gain)	$ 31,227	$ 45,746	$ (749)	$ (988)
Prior service cost	180	216	—	—
Deferred tax (benefit) expense	(8,630)	(12,697)	206	273
Total	$ 22,777	$ 33,265	$ (543)	$ (715)

The non-qualified plans presented within Pension in the tables above had a projected benefit obligation, accumulated benefit obligation, and fair value of plan assets at December 31, 2024 and 2023 as follows:

	2024	2023
	(in thousands)	
Projected benefit obligation	$ 13,418	$ 14,571
Accumulated benefit obligation	13,418	14,571
Fair value of plan assets	—	—

In determining the discount rate assumptions, management looks to current rates on fixed-income corporate debt securities that receive a rating of AA or higher from either Moody's or S&P with durations equal to the expected benefit payments streams required of each plan. The weighted average discount rate used in determining the actuarial present value of benefit obligations for the Pension plans was 5.57 percent and 5.00 percent as of December 31, 2024 and 2023, respectively, and 5.51 percent and 4.97 percent for the OPEB plans as of December 31, 2024 and 2023, respectively.

The net periodic benefit (income) cost for the Pension and OPEB plans were reported within other non-interest expense included the following components for the years ended December 31, 2024, 2023 and 2022:

| | Pension | | | OPEB | | |
	2024	2023	2022	2024	2023	2022
	(in thousands)					
Interest cost	$ 8,542	$ 8,923	$ 5,373	$ 245	$ 279	$ 174
Expected return on plan assets	(22,327)	(22,792)	(20,858)	—	—	—
Amortization of net loss (gain)	234	58	1,000	(60)	(54)	(95)
Amortization of prior service cost	135	135	135	—	—	—
Net periodic benefit (income) cost	$ (13,416)	$ (13,676)	$ (14,350)	$ 185	$ 225	$ 79

Valley estimated the interest cost component of net periodic benefit (income) cost (as shown in the table above) using a spot rate approach for the plans by applying the specific spot rates along the yield curve to the relevant projected cash flows. Valley believes this provides a better estimate of interest costs than a single weighted average discount rate derived from the yield curve used to measure the benefit obligation at the beginning of the applicable period.

Other changes in plan assets and benefit obligations recognized in other comprehensive (income) loss for the years ended December 31, 2024 and 2023 were as follows:

| | Pension | | OPEB | |
	2024	2023	2024	2023
	(in thousands)			
Net actuarial (gain) loss	$ (14,285)	$ (7,596)	$ 178	$ (161)
Amortization of prior service cost	(135)	(135)	—	—
Amortization of actuarial (loss) gain	(234)	(58)	60	54
Total recognized in other comprehensive loss	$ (14,654)	$ (7,789)	$ 238	$ (107)
Total recognized in net periodic benefit (income) cost and other comprehensive (income) loss (before tax)	$ (28,070)	$ (21,465)	$ 423	$ 118

The benefit payments, which reflect expected future service, (as appropriate) expected to be paid in future years, are presented in the following table:

Year	Pension	OPEB
	(in thousands)	
2025	$ 12,868	$ 342
2026	12,801	337
2027	13,074	339
2028	13,306	340
2029	13,391	328
Thereafter	64,991	1,618

The weighted average assumptions used to determine net periodic benefit (income) cost for the years ended December 31, 2024, 2023 and 2022 were as follows:

	Pension			OPEB		
	2024	2023	2022	2024	2023	2022
Discount rate - projected benefit obligation	5.00 %	5.31 %	2.85 %	4.96 %	5.29 %	2.85 %
Discount rate - interest cost	4.92 %	5.23 %	2.49 %	4.96 %	5.29 %	2.85 %
Expected long-term return on plan assets	7.25 %	7.50 %	6.79 %	N/A	N/A	N/A
Assumed healthcare cost trend rate *	N/A	N/A	N/A	7.00 %	5.50 %	5.75 %

* The assumed healthcare cost trend rate used to measure the expected cost of benefits covered by the OPEB plans for 2025 is 7 percent. The rate to which the healthcare cost trend rate is assumed to decline (ultimate trend rate) along with the year that the ultimate trend rate will be reached is 4.5 percent in 2035.

The expected long-term rate of return on qualified plan assets is the average rate of return expected to be realized on funds invested or expected to be invested to provide for the benefits included in the benefit obligation. The expected long-term rate of return on plan assets is established at the beginning of the year based upon historical and projected returns for each asset category. The expected rate of return on plan assets assumption is based on the concept that it is a long-term assumption independent of the current economic environment and changes would be made in the expected return only when long-term inflation expectations change, asset allocations change materially or when asset class returns are expected to change for the long-term.

The Bank Retirement Plans Committee, assisted by an independent non-discretionary investment consulting firm, (1) determines the qualified plans' investment goals, objectives and risk parameters, (2) directs the diversification of the investments into various suitable investment options and asset types, and (3) regularly monitors the performance of the assets. Individual asset managers are granted full discretion to buy, sell, invest and reinvest the portions of the asset portfolio assigned to them consistent with the Bank Retirement Plans Committee's policy and guidelines.

The long-term strategic assets allocation targets reflect investment return requirements and risk tolerances specific to each plan. The asset allocation targets are generally divided into approximately equal weightings (50 percent) of growth assets, including U.S. and International marketable equity securities, and fixed income assets, largely comprised of high-quality U.S. bonds of both intermediate and long duration plus cash equivalents. The plans' investments are well-diversified in terms of industry, economic sector, market capitalization and asset type.

Although much depends upon market conditions, the absolute investment objective for the equity portion is to earn at least a mid-to-high single digit return, after adjustment by the CPI, over rolling five-year periods. Relative performance should be above the median of a suitable grouping of other equity portfolios and a suitable index over rolling three-year periods. For the fixed income portion of the plan assets, the absolute objective is to earn a positive annual real return, after adjustment by the CPI, over rolling five-year periods.

The following tables present the weighted-average asset allocations by asset category for the defined benefit pension plans that are measured at fair value by level within the fair value hierarchy at December 31, 2024 and 2023. See Note 3 for further details regarding the fair value hierarchy.

	% of Total Investments	December 31, 2024	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			($ in thousands)		
Assets:					
Investments:					
Mutual funds	31 %	$ 109,951	$ 109,951	$ —	$ —
Corporate bonds	21	73,599	—	73,599	—
Equity securities	17	58,474	58,474	—	—
U.S. Treasury securities	14	50,573	50,573	—	—
Commingled fund	12	41,277	—	41,277	—
U.S. government agency securities	3	9,780	—	9,780	—
Cash and money market funds	2	7,083	7,083	—	—
Total investments	100 %	$ 350,737	$ 226,081	$ 124,656	$ —

	% of Total Investments	December 31, 2023	Fair Value Measurements at Reporting Date Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
			($ in thousands)		
Assets:					
Investments:					
Mutual funds	30 %	$ 91,000	$ 91,000	$ —	$ —
Equity securities	20	60,918	60,918	—	—
Corporate bonds	19	56,267	—	56,267	—
U.S. Treasury securities	18	54,234	54,234	—	—
Commingled fund	8	25,115	—	25,115	—
U.S. government agency securities	4	10,580	—	10,580	—
Cash and money market funds	1	3,920	3,920	—	—
Total investments	100 %	$ 302,034	$ 210,072	$ 91,962	$ —

The following is a description of the valuation methodologies used for assets measured at fair value:

Equity securities, U.S. Treasury securities and cash and money market funds are valued at fair value in the tables above utilizing Level 1 inputs. Mutual funds are measured at their respective net asset values, which represent fair values of the securities held in the funds based on Level 1 inputs.

Corporate bonds and U.S. government agency securities are reported at fair value utilizing Level 2 inputs. The prices for these investments are derived from market quotations and matrix pricing obtained through an independent pricing service. Such fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things.

Commingled funds are valued based on the NAV as reported by the trustee of the funds. The funds' underlying investments, which primarily comprise fixed-income debt securities and open-end mutual funds, are valued using quoted market prices in active markets or unobservable inputs for similar assets. Therefore, commingled funds are classified as Level 2 within the fair value hierarchy. Transactions may occur daily within the fund.

Based upon actuarial estimates, Valley does not expect to make any contributions to the defined benefit pension plans. Funding requirements for subsequent years are uncertain and will significantly depend on whether the plans' actuary changes any assumptions used to calculate plan funding levels, the actual return on plan assets, changes in the employee groups covered by the plans, and any legislative or regulatory changes affecting plan funding requirements. For tax planning, financial planning, cash flow management or cost reduction purposes, Valley may increase, accelerate, decrease or delay contributions to the plans to the extent permitted by law.

Other Non-Qualified Plans

Valley maintains separate non-qualified plans for former directors and senior management of Merchants Bank of New York acquired in January of 2001. At December 31, 2024 and 2023, the remaining obligations under these plans were $811 thousand and $962 thousand, respectively. Valley's accrued expense related to these plans totaled $195 thousand and $246 thousand at December 31, 2024 and 2023, respectively. As of December 31, 2024 and 2023, all of the obligations were included in other liabilities and $447 thousand (net of a $170 thousand tax benefit) and $519 thousand (net of a $198 thousand tax benefit), respectively, were recorded in accumulated other comprehensive loss. The $617 thousand pre-tax in accumulated other comprehensive loss will be reclassified to expense on a straight-line basis over the remaining benefit periods of these non-qualified plans.

Valley assumed, in the Oritani acquisition on December 1, 2019, certain obligations under non-qualified retirement plans, including a SERP for the former Chief Executive Officer of Oritani. The SERP is a retirement benefit with a minimum payment period of 20 years upon death, disability, normal retirement, early retirement or separation from service after a change in control. Distributions from the plan began on July 1, 2020. The funded obligation under the SERP totaled $10.8 million and $11.6 million at December 31, 2024 and 2023, respectively. The SERP is secured by investments in money market mutual funds which are held in a trust and classified as equity securities on the consolidated statements of financial condition at both December 31, 2024 and 2023. Valley recorded net benefit income of $1.3 million, $1.5 million and $1.8 million related to the valuation of the SERP for the years ended December 31, 2024, 2023 and 2022, respectively.

Bonus Plan

Valley National Bank and its subsidiaries may award cash incentive and merit bonuses to its officers and employees based upon a percentage of the covered employees' compensation as determined by the achievement of certain performance objectives. Amounts charged to salary expense for cash incentive awards were $54.5 million, $57.4 million and $54.6 million during 2024, 2023 and 2022, respectively.

Savings and Investment Plan

Valley National Bank maintains a 401(k) plan that covers eligible employees of the Bank and its subsidiaries and allows employees to contribute a percentage of their salary, with the Bank matching a certain percentage of the employee contribution in cash invested in accordance with each participant's investment elections. The Bank recorded $15.7 million, $16.0 million and $14.0 million in expense for contributions to the plan for the years ended December 31, 2024, 2023 and 2022, respectively.

Deferred Compensation Plan

Valley has a non-qualified, unfunded deferred compensation plan maintained for the purpose of providing deferred compensation for selected employees participating in the 401(k) plan whose contributions are limited as a result of the limitations under Section 401(a)(17) of the Internal Revenue Code. Each participant in the plan is permitted to defer per calendar year, up to five percent of the portion of the participant's salary and cash bonus above the limit in effect under the Company's 401(k) plan and receive employer matching contributions that become fully vested after two years of participation in the plan. Plan participants also receive an annual interest crediting on their balances held as of December 31 each year. Benefits are generally paid to a participant in a single lump sum following the participant's separation from service with Valley. Valley recorded plan expenses of $770 thousand, $747 thousand and $447 thousand for the years ended December 31, 2024, 2023 and 2022, respectively. As of December 31, 2024 and 2023, Valley had an unsecured general liability of $4.8 million and $3.6 million, respectively, included in accrued expenses and other liabilities in connection with this plan.

Stock Based Compensation

Valley maintains an incentive compensation plan to provide additional long-term incentives to officers, employees and non-employee directors whose contributions are essential to the continued growth and success of Valley. Under the plan, Valley may issue awards in amounts up to 14.5 million shares, subject to certain adjustments. As of December 31, 2024, 9.6 million shares of common stock were available for issuance under the plan.

Valley recorded total stock-based compensation expense of $29.0 million, $33.1 million and $28.8 million for the years ended December 31, 2024, 2023 and 2022, respectively. The stock-based compensation expense included $3.0 million for 2024 and $2.3 million for both 2023 and 2022 related to stock awards granted to retirement eligible employees. Compensation expense for awards to retirement eligible employees is amortized monthly over a one year required service period after the grant date. The fair values of all other stock awards are expensed over the shorter of the vesting or required service period. As of December 31, 2024, the unrecognized amortization expense for all stock-based compensation totaled approximately $29.1 million and will be recognized over an average remaining vesting period of approximately 1.8 years.

RSUs. RSUs are awarded as performance-based RSUs and time-based RSUs. Performance based RSUs vest based on (i) growth in tangible book value per share plus dividends and (ii) total shareholder return as compared to our peer group. The performance based RSUs "cliff" vest after three years based on the cumulative performance of Valley during that time period. Generally, time-based RSUs vest ratably in one-third increments each year over a three-year vesting period. The RSUs earn dividend equivalents (equal to cash dividends paid on Valley's common shares) over the applicable performance or service period. Dividend equivalents, per the terms of the agreements, are accumulated and paid to the grantee at the vesting date, or forfeited if the applicable performance or service conditions are not met.

The table below summarizes average grant date fair values of RSUs for the years ended December 31, 2024, 2023, and 2022:

	Restricted Stock Units Average Grant Date Fair Values		
	2024	**2023**	**2022**
Average grant date fair value per share:			
Performance-based RSUs	$ 7.88	$ 12.80	$ 14.72
Time-based RSUs	$ 8.46	$ 11.25	$ 13.22

The following table sets forth the changes in RSUs outstanding for the years ended December 31, 2024, 2023 and 2022:

	Restricted Stock Units Outstanding		
	2024	**2023**	**2022**
Outstanding at beginning of year	5,694,330	5,196,609	3,889,756
Granted	4,573,601	2,944,837	3,426,181
Vested	(2,616,787)	(2,110,120)	(1,833,739)
Forfeited	(828,589)	(336,996)	(285,589)
Outstanding at end of year	6,822,555	5,694,330	5,196,609

Restricted Stock. A restricted stock award is a grant of shares of Valley common stock subject to certain vesting and other restrictions. Compensation expense is measured based on the grant-date fair value of the shares.

The following table sets forth the changes in restricted stock awards outstanding for the years ended December 31, 2023 and 2022. There were no restricted stock awards outstanding during the year ended December 31, 2024.

	Restricted Stock Awards Outstanding	
	2023	**2022**
Outstanding at beginning of year	5,245	213,908
Vested	(5,245)	(208,663)
Outstanding at end of year	—	5,245

Stock Options. The fair value of each option granted on the date of grant is estimated using a binomial option pricing model. The fair values are estimated using assumptions for dividend yield based on the annual dividend rate; the stock volatility, based on Valley's historical and implied stock price volatility; the risk-free interest rates, based on the U.S. Treasury constant maturity bonds, in effect on the actual grant dates, with a remaining term approximating the expected term of the options; and expected exercise term calculated based on Valley's historical exercise experience.

On April 1, 2022, Valley issued replacement options for the pre-existing and fully vested stock option awards of Bank Leumi USA for 2.7 million shares of Valley common stock at a weighted average exercise price of $8.47. The stock plan under which the original Bank Leumi stock awards were issued is no longer active at the acquisition date.

The following table summarizes stock option activity as of December 31, 2024, 2023 and 2022 and changes during the years ended on those dates:

| Stock options | 2024 | | 2023 | | 2022 | |
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	2,914,829	$ 8	2,927,031	$ 8	217,555	$ 7
Acquired in business combinations	—	—	—	—	2,726,113	8
Exercised	(259,709)	8	(12,202)	6	(16,637)	6
Forfeited or expired	(32,000)	10	—	—	—	—
Outstanding at end of year	2,623,120	8	2,914,829	8	2,927,031	8
Exercisable at year-end	2,623,120	8	2,914,829	8	2,927,031	8

The following table summarizes information about stock options outstanding and exercisable at December 31, 2024:

Options Outstanding and Exercisable

Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price
$4-6	42,352	1.2	$ 6
6-8	84,767	2.2	7
8-10	2,470,401	0.9	8
10-12	25,600	3.7	10
	2,623,120	1.0	8

INCOME TAXES (Note 13)

Income tax expense for the years ended December 31, 2024, 2023 and 2022 consisted of the following:

	2024	2023	2022
	(in thousands)		
Current expense:			
Federal	$ 26,308	$ 123,569	$ 132,060
State	38,079	65,611	72,271
	64,387	189,180	204,331
Deferred (benefit) expense:			
Federal	(6,966)	(8,035)	7,263
State	827	(1,324)	222
	(6,139)	(9,359)	7,485
Total income tax expense	$ 58,248	$ 179,821	$ 211,816

The tax effects of temporary differences that gave rise to the significant portions of the deferred tax assets and liabilities as of December 31, 2024 and 2023 were as follows:

	2024	2023
	(in thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 157,629	$ 128,717
Employee benefits	41,808	41,190
Investment securities	48,652	42,361
Net operating loss carryforwards	9,078	11,037
Purchase accounting	42,637	53,980
FDIC special assessment	10,673	13,894
Other	23,744	24,362
Total deferred tax assets	334,221	315,541
Deferred tax liabilities:		
Pension plans	52,783	37,194
Depreciation	12,314	20,963
Other investments	17,088	11,175
Core deposit intangibles	21,287	28,237
Other	25,876	22,319
Total deferred tax liabilities	129,348	119,888
Valuation allowance	1,263	424
Net deferred tax asset (included in other assets)	$ 203,610	$ 195,229

Valley's federal net operating loss carryforwards totaled $31.8 million at December 31, 2024, and expire during the period from 2029 through 2034. State net operating loss carryforwards totaled $55.3 million at December 31, 2024, and expire during the period from 2029 through 2038.

Valley's capital loss carryforwards totaled $4.8 million, net of a valuation allowance of $1.3 million at December 31, 2024, and expire during the period from 2028 to 2029.

Based upon taxes paid and projections of future taxable income over the periods in which the net deferred tax assets are deductible, management believes that it is more likely than not that Valley will realize the benefits of these deductible differences and loss carryforwards.

Reconciliation between the reported income tax expense and the amount computed by multiplying consolidated income before taxes by the statutory federal income tax rate of 21 percent for the years ended December 31, 2024, 2023, and 2022 were as follows:

	2024		2023		2022	
	Amount	Percent	Amount	Percent	Amount	Percent
	(in thousands)					
U.S. federal statutory tax rate	$ 92,089	21.0 %	$ 142,450	21.0 %	$ 163,940	21.0 %
Increase (decrease) due to:						
State income tax expense, net of federal tax effect [*]	30,736	7.0 %	50,787	7.5 %	57,276	7.3 %
Tax credits	(32,104)	(7.3)%	(23,008)	(3.4)%	(12,872)	(1.6)%
Nontaxable or non-deductible items						
Disallowed FDIC Insurance Premiums	11,071	2.5 %	7,950	1.2 %	4,796	0.6 %
Other nontaxable or non-deductible	(1,075)	(0.2)%	(1,291)	(0.2)%	156	— %
Changes in unrecognized tax benefits	(46,431)	(10.6)%	—	— %	—	— %
Other adjustments	3,962	0.9 %	2,933	0.4 %	(1,480)	(0.2)%
Income tax expense	$ 58,248	13.3 %	$ 179,821	26.5 %	$ 211,816	27.1 %

* State taxes in New York, New York City, and New Jersey made up the majority (greater than 50 percent) of the tax effect in this category.

Valley had $30.4 million in reserve for tax liability positions at December 31, 2023 and 2022 related to certain tax credits and other tax benefits previously recognized by Valley, where, subsequently, a third-party fraud was uncovered by the U.S. Department of Justice in 2018. During the fourth quarter 2024, the statute of limitations with respect to the matter expired and the tax authority closed its examination resulting in no changes to the originally filed tax returns. Based on the timing of the events and expiration of the statute of limitations during the fourth quarter 2024, Valley reassessed its positions and fully reduced its previous balance of unrecognized tax benefits.

A reconciliation of Valley's gross unrecognized tax benefits for the years ended December 31, 2024, 2023 and 2022 is presented in the table below:

	2024	2023	2022
	(in thousands)		
Beginning balance	$ 30,359	$ 30,359	$ 30,359
Reductions due to expiration of statute of limitations	(30,359)	—	—
Ending balance	$ —	$ 30,359	$ 30,359

The entire balance of unrecognized tax benefits was recognized and had a favorable effect on Valley's effective income tax rate for the year ended December 31, 2024.

Valley's policy is to report interest and penalties, if any, related to unrecognized tax benefits in income tax expense. Valley accrued approximately $13.4 million and $10.5 million of interest expense associated with Valley's uncertain tax positions at December 31, 2023 and 2022, respectively.

Valley monitors its tax positions for the underlying facts, circumstances, and information available including changes in tax laws, case law, and regulations that may necessitate subsequent de-recognition of previous tax benefits.

The following table presents income taxes paid for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
	(in thousands)		
Federal taxes paid	$ 54,227	$ 162,502	$ 121,000
State and city taxes paid:			
New York	12,447	25,718	18,626
New Jersey	7,475	19,006	12,010
New York City	8,407	13,307	12,141
Other	7,145	15,970	8,325
Total state and city taxes paid	35,474	74,001	51,102
Total income taxes paid	$ 89,701	$ 236,503	$ 172,102

Valley files income tax returns in U.S. federal and various state jurisdictions. With few exceptions, Valley is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2018. Valley is under examination by the IRS and also under routine examination by various state jurisdictions, and we expect the examinations to be completed within the next 12 months. Valley has considered, for all open audits, any potential adjustments in establishing our reserve for unrecognized tax benefits as of December 31, 2024.

TAX CREDIT INVESTMENTS (Note 14)

Valley's tax credit investments are primarily related to investments promoting qualified affordable housing projects, and other investments related to community development and renewable energy sources. Some of these tax-advantaged investments support Valley's regulatory compliance with the CRA. Valley's investments in these entities generate a return primarily through the realization of federal income tax credits, and other tax benefits, such as tax deductions from operating losses of the investments, over specified time periods. These tax credits and deductions are recognized as a reduction of income tax expense.

Valley's tax credit investments are carried in other assets on the consolidated statements of financial condition. Valley's unfunded capital and other commitments related to the tax credit investments are carried in accrued expenses and other liabilities on the consolidated statements of financial condition. Valley recognizes amortization of tax credit investments, including impairment losses, within non-interest expense in the consolidated statements of income using the equity method of accounting. After initial measurement, the carrying amounts of tax credit investments with non-readily determinable fair values are increased to reflect Valley's share of income of the investee and are reduced to reflect its share of losses of the investee, dividends received and impairments, if applicable. See the "Impairment Analysis" section below.

The following table presents the balances of Valley's affordable housing tax credit investments, other tax credit investments, and related unfunded commitments at December 31, 2024 and 2023:

	2024	2023
	(in thousands)	
Other assets:		
Affordable housing tax credit investments, net	$ 22,742	$ 22,158
Other tax credit investments, net	278,468	117,659
Total tax credit investments, net	$ 301,210	$ 139,817
Other liabilities:		
Unfunded affordable housing tax credit commitments	$ —	$ 1,305
Total unfunded tax credit commitments	$ —	$ 1,305

The following table presents other information relating to Valley's affordable housing tax credit investments and other tax credit investments for the years ended December 31, 2024, 2023 and 2022:

	2024	2023	2022
	(in thousands)		
Components of income tax expense:			
Affordable housing tax credits and other tax benefits	$ 5,319	$ 5,872	$ 4,748
Other tax credit investment credits and tax benefits	32,091	20,069	11,617
Total reduction in income tax expense	$ 37,410	$ 25,941	$ 16,365
Amortization of tax credit investments:			
Affordable housing tax credit investment losses	$ 3,501	$ 3,198	$ 2,311
Affordable housing tax credit investment impairment losses	983	2,466	1,187
Other tax credit investment losses	5,143	1,266	1,254
Other tax credit investment impairment losses	9,319	11,079	7,655
Total amortization of tax credit investments recorded in non-interest expense	$ 18,946	$ 18,009	$ 12,407

Impairment Analysis

An impairment loss is recognized when the fair value of the tax credit investment is less than its carrying value. The determination of whether a decline in value of a tax credit investment is other-than-temporary requires significant judgment and is performed separately for each investment. The tax credit investments are reviewed for impairment quarterly, or whenever events or changes in circumstances indicate that the carrying amount of the investment might not be recoverable. These circumstances can include, but are not limited to, the following factors:

- Evidence that Valley does not have the ability to recover the carrying amount of the investment;

- The inability of the investee to sustain earnings;

- A current fair value of the investment based upon cash flow projections that is less than the carrying amount; and

- Change in the economic or technological environment that could adversely affect the investee's operations.

On a periodic basis, Valley obtains financial reporting on its underlying tax credit investment assets for each fund. The financial reporting is reviewed for deterioration in the financial condition of the fund, the level of cash flows and any significant losses or impairment charges. Valley also regularly reviews the condition and continuing prospects of the underlying operations of the investment with the fund manager, including any observations from site visits and communications with the Fund Sponsor, if available. Annually, Valley obtains the audited financial statements prepared by an independent accounting firm for each investment, as well as the annual tax returns. Generally, none of the aforementioned review factors are individually conclusive and the relative importance of each factor varies based on facts and circumstances. However, the longer the expected period of recovery, the stronger and more objective the positive evidence needs to be in order to overcome the presumption that the impairment is other than temporary. If management determines that a decline in value is other than temporary as a result of its quarterly and annual reviews, including current probable cash flow projections, the applicable tax credit investment is written down to its estimated fair value through an impairment charge to earnings, which establishes the new cost basis of the investment.

COMMITMENTS AND CONTINGENCIES (Note 15)

Financial Instruments with Off-balance Sheet Risk

In the ordinary course of business, meeting the financial needs of its customers, Valley, through its subsidiary Valley National Bank, is a party to various financial instruments, which are not reflected in the consolidated financial statements. These financial instruments include standby and commercial letters of credit, unused portions of lines of credit and commitments to extend various types of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated financial statements. The commitment or contract amount of these instruments is an indicator of the Bank's level of involvement in each type of instrument as well as the exposure to credit loss in the event of non-performance by the other party to the financial instrument. The Bank seeks to limit any exposure of credit loss by applying the same credit policies in making commitments as it does for on-balance sheet lending facilities.

The following table provides a summary of financial instruments with off-balance sheet risk at December 31, 2024 and 2023:

	2024	2023
	(in thousands)	
Commitments under commercial loans and lines of credit	$ 10,303,607	$ 10,727,162
Home equity and other revolving lines of credit	1,913,626	1,681,431
Standby letters of credit	524,108	478,954
Outstanding residential mortgage loan commitments	111,696	175,269
Commitments under unused lines of credit - credit card	146,832	138,564
Commitments to sell loans	28,561	24,418
Commercial letters of credit	26,639	28,817
Total	$ 13,055,069	$ 13,254,615

Obligations to advance funds under commitments to extend credit, including commitments under unused lines of credit, are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have specified expiration dates, which may be extended upon request, or other termination clauses and generally require payment of a fee. These commitments do not necessarily represent future cash requirements, as it is anticipated that many of these commitments will expire without being fully drawn upon. The Bank's lending activity for outstanding loan commitments is primarily to customers within the states of New Jersey, New York, and Florida.

Standby letters of credit represent the guarantee by the Bank of the obligations or performance of the bank customer in the event of the default of payment or nonperformance to a third party beneficiary.

Loan sale commitments represent contracts for the sale of residential mortgage loans to third parties in the ordinary course of the Bank's business. These commitments require the Bank to deliver loans within a specific period to the third party. The risk to the Bank is its non-delivery of loans required by the commitment, which could lead to financial penalties. The Bank has not defaulted on its loan sale commitments.

Derivative Instruments and Hedging Activities

Valley is exposed to certain risks arising from both its business operations and economic conditions. Valley principally manages its exposure to a wide variety of business and operational risks through management of its core business activities. Valley manages economic risks, including interest rate and liquidity risks, primarily by managing the amount, sources, and duration of its assets and liabilities and, from time to time, the use of derivative financial instruments. Specifically, Valley enters into derivative financial instruments to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the value of which are determined by interest rates. Valley's derivative financial instruments are used to manage differences in the amount, timing, and duration of Valley's known or expected cash receipts and its known or expected cash payments related to assets and liabilities as outlined below.

Cash Flow Hedges of Interest Rate Risk. Valley's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish these objectives, Valley has used interest rate swaps, from time to time, as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the payment of either fixed or variable-rate amounts in exchange for the receipt of variable or fixed-rate amounts from a counterparty, respectively.

During the second quarter 2023, Valley terminated six interest rate swaps with a total notional amount of $600 million. The terminated swaps, originally maturing from November 2024 to November 2026, were used to hedge the changes in cash flows associated with certain variable rate loans. The transaction resulted in a pre-tax gain totaling $3.6 million reported in accumulated other comprehensive loss within shareholders' equity that will be amortized to interest income over the life of the previously hedged loans.

Fair Value Hedges of Fixed Rate Assets and Liabilities. Valley is exposed to changes in the fair value of certain fixed-rate assets and liabilities due to changes in interest rates and interest rate swaps to manage its exposure to changes in fair value. For derivatives that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the loss or gain on the hedged item attributable to the hedged risk are recognized in earnings.

During the third quarter 2024, Valley terminated interest rate swaps with a total notional amount of $500 million used to hedge the fair value of certain fixed rate residential loans. The terminated swaps had original maturity dates in the fourth quarter 2025. The carrying amount of the hedged assets included an immaterial cumulative loss adjustment at the date of termination that will be amortized to earnings through the fourth quarter 2025.

During 2024, Valley entered into 11 forward-starting interest rate swap agreements with notional amounts totaling $480.3 million to hedge the changes in fair value of certain fixed rate brokered time deposits. Commencing in first quarter of 2025, Valley will receive fixed rate amounts ranging from approximately 4.12 percent to 4.65 percent, in exchange for variable-rate payments based on the Floating SOFR Overnight Indexed Swap compound rate. The swaps have expiration dates ranging from April 2026 to June 2027.

During 2021, Valley entered into a $300 million forward-starting interest rate swap agreement with a notional amount of $300 million, maturing in June 2026, to hedge the change in the fair value of the 3 percent subordinated debt issued on May 28, 2021. Under the swap agreement, beginning in January 2022, Valley receives fixed rate payments and pays variable rate amounts based on SOFR plus 2.187 percent.

Non-designated Hedges. Derivatives not designated as hedges may be used to manage Valley's exposure to interest rate movements or to provide a service to customers but do not meet the requirements for hedge accounting under GAAP. Derivatives not designated as hedges are not entered into for speculative purposes. Valley executes interest rate swaps with commercial lending customers to facilitate their respective risk management strategies. These interest rate swaps with customers are simultaneously offset by interest rate swaps that Valley executes with a third- party, such that Valley minimizes its net risk exposure resulting from such transactions. As these interest rate swaps do not meet the strict hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings.

Valley sometimes enters into risk participation agreements with external lenders where the banks are sharing their risk of default on the interest rate swaps on participated loans. Valley either pays or receives a fee depending on the type of participation. Risk participation agreements are credit derivatives not designated as hedges. Credit derivatives are not speculative and are not used to manage interest rate risk in assets or liabilities. Changes in the fair value in credit derivatives are recognized directly in earnings. At December 31, 2024, Valley had 58 credit swaps with an aggregate notional amount of $822.0 million related to risk participation agreements.

At December 31, 2024, Valley had two "steepener" swaps, each with a current notional amount of $10.4 million where the receive rate on the swap mirrors the pay rate on the brokered deposits and the rates paid on these types of hybrid instruments are based on a formula derived from the spread between the long and short ends of the Constant Maturity Swap rate curve. Although these types of instruments do not meet the hedge accounting requirements, the change in fair value of both the bifurcated derivative and the stand alone swap tend to move in opposite directions with changes in the three-month Term SOFR rate and, therefore, provide an effective economic hedge.

Valley regularly enters into mortgage banking derivatives which are non-designated hedges. These derivatives include interest rate lock commitments provided to customers to fund certain residential mortgage loans to be sold into the secondary market and forward commitments for the future delivery of such loans. Valley enters into forward commitments for the future delivery of residential mortgage loans when interest rate lock commitments are entered into in order to economically hedge the effect of future changes in interest rates on Valley's commitments to fund the loans as well as on its portfolio of mortgage loans held for sale.

Valley enters into foreign currency forward and option contracts, primarily to accommodate our customers, that are not designated as hedging instruments. Upon the origination of certain foreign currency denominated transactions (including foreign currency holdings and non-U.S. dollar denominated loans) with a client, we enter into a respective hedging contract with a third party financial institution to mitigate the economic impact of foreign currency exchange rate fluctuation.

During June 2024, Valley entered into a credit default swap related to $1.5 billion in automobile loans primarily to enhance the risk profile of these assets for regulatory capital purposes. The covered loans have a total remaining balance of approximately $1.1 billion within Valley's $1.9 billion automobile loan portfolio at December 31, 2024. The credit default swap is a freestanding contract measured at fair value with resulting gains or losses recognized in non-interest expense. The premium amortization expense and other transaction costs associated with the credit protection totaled $6.8 million for the year ended December 31, 2024 and were recorded in other expense reported in non-interest expense.

Amounts included in the consolidated statements of financial condition related to the fair value of Valley's derivative financial instruments were as follows at December 31, 2024 and 2023:

	2024			2023		
	Fair Value			Fair Value		
	Other Assets	Other Liabilities	Notional Amount	Other Assets	Other Liabilities	Notional Amount
	(in thousands)					
Derivatives designated as hedging instruments:						
Fair value hedge interest rate swaps	$ 2,419	$ 13,993	$ 780,322	$ —	$ 21,460	$ 800,000
Total derivatives designated as hedging instruments	$ 2,419	$ 13,993	$ 780,322	$ —	$ 21,460	$ 800,000
Derivatives not designated as hedging instruments:						
Interest rate swaps and other contracts *	$ 423,683	$ 423,492	$ 16,209,499	$ 458,129	$ 457,885	$16,282,279
Foreign currency derivatives	18,011	16,488	1,688,338	8,024	8,286	1,557,167
Mortgage banking derivatives	150	192	45,752	74	472	38,797
Credit default swap	—	35	1,142,026	—	—	—
Total derivatives not designated as hedging instruments	$ 441,844	$ 440,207	$ 19,085,615	$ 466,227	$ 466,643	$17,878,243
Total derivative financial instruments	$ 444,263	$ 454,200	$ 19,865,937	$ 466,227	$ 488,103	$18,678,243

*   Other derivative contracts include risk participation agreements.

Gains (losses) included in the consolidated statements of income and in other comprehensive income (loss), on a pre-tax basis, related to interest rate derivatives designated as hedges of cash flows for the years ended December 31, 2024, 2023, and 2022 were as follows:

	2024	2023	2022
	(in thousands)		
Amount of gain (loss) reclassified from accumulated other comprehensive loss to interest expense	$ 1,204	$ (891)	$ (274)
Amount of (loss) gain recognized in other comprehensive income (loss)	—	(1,093)	4,683

The accumulated net after-tax gains and losses related to effective cash flow hedges included in accumulated other comprehensive loss were $1.2 million and $2.1 million at December 31, 2024 and 2023, respectively.

Amounts reported in accumulated other comprehensive loss related to cash flow interest rate derivatives are reclassified to interest income and expense as interest payments are received and paid on the hedged variable interest rate assets and liabilities. The reclassification amount for the year ended December 31, 2024 represents amortization of a gain recognized from the termination of six interest rate swaps during the second quarter 2023. Valley estimates that $1.1 million (before tax) will be reclassified as an increase to interest income in 2025.

Gains (losses) included in the consolidated statements of income related to interest rate derivatives designated as hedges of fair value for the years ended December 31, 2024, 2023, and 2022 were as follows:

	2024	2023	2022
		(in thousands)	
Derivative—interest rate swaps:			
Interest income	$ 3,170	$ (3,877)	$ —
Interest expense	9,765	8,473	(466)
Hedged items - loans, time deposits and subordinated debt:			
Interest income	$ (3,396)	$ 3,877	$ —
Interest expense	(10,005)	(8,687)	741

The changes in the fair value of the hedged item designated as a qualifying hedge are captured as an adjustment to the carrying amount of the hedged item (basis adjustment). The following table presents the hedged items related to interest rate derivatives designated as fair value hedges and the cumulative basis fair value adjustment included in the net carrying amount of the hedged items at December 31, 2024 and 2023:

Line Item in the Statement of Financial Condition in Which the Hedged Item is Included	Net Carrying Amount of the Hedged Asset/Liability	Cumulative Amount of Fair Value Hedging Adjustment Included in the Carrying Amount of the Hedged Asset/Liability
	2024	2024
	(in thousands)	
December 31, 2024		
Time deposits	$ 482,723	$ 2,419
Long-term borrowings *	284,966	(13,859)
December 31, 2023		
Loans	$ 503,877	$ 3,877
Long-term borrowings *	276,572	(21,445)

---

* Net carrying amount includes unamortized debt issuance costs of $1.2 million and $2.0 million at December 31, 2024 and 2023, respectively.

The net (losses) gains included in the consolidated statements of income related to derivative instruments not designated as hedging instruments for the years ended December 31, 2024, 2023, and 2022 were as follows:

	2024	2023	2022
		(in thousands)	
Non-designated hedge interest rate and credit derivatives			
Other non-interest expense	$ (4,796)	$ (1,590)	$ 1,392

Capital markets income reported in non-interest income included fee income related to non-designated hedge derivative interest rate swaps executed with commercial loan customers and foreign exchange contracts (not designated as hedging instruments) with a combined total of $23.5 million, $35.7 million and $48.8 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Collateral Requirements and Credit Risk Related Contingency Features. By using derivatives, Valley is exposed to credit risk if counterparties to the derivative contracts do not perform as expected. Management attempts to minimize counterparty credit risk through credit approvals, limits, monitoring procedures and obtaining collateral where appropriate. Credit risk exposure associated with derivative contracts is managed at Valley in conjunction with Valley's consolidated counterparty risk management process. Valley's counterparties and the risk limits monitored by management are periodically reviewed and approved by the Board.

Valley has agreements with its derivative counterparties providing that if Valley defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then Valley could also be declared in default on its derivative counterparty agreements. Additionally, Valley has an agreement with several of its derivative counterparties that contains provisions that require Valley's debt to maintain an investment grade credit rating from each of the major credit rating agencies from which it receives a credit rating. If Valley's credit rating is reduced below investment grade, or such rating is withdrawn or suspended, then the counterparties could terminate the derivative positions, and Valley would be required to settle its obligations under the agreements. As of December 31, 2024, Valley was in compliance with all of the provisions of its derivative counterparty agreements. The aggregate fair value of all derivative financial instruments with credit risk-related contingent features was in a net asset position at December 31, 2024. Valley has derivative counterparty agreements that require minimum collateral posting thresholds for certain counterparties.

BALANCE SHEET OFFSETTING (Note 16)

Certain financial instruments, including certain OTC derivatives (mostly interest rate swaps) and repurchase agreements (accounted for as secured long-term borrowings), may be eligible for offset in the consolidated statements of financial condition and/or subject to master netting arrangements or similar agreements. OTC derivatives include interest rate swaps executed and settled bilaterally with counterparties without the use of an organized exchange or central clearing house (presented in the table below). The credit risk associated with bilateral OTC derivatives is managed through obtaining collateral and enforceable master netting agreements.

Valley is party to master netting arrangements with its financial institution counterparties; however, Valley does not offset assets and liabilities under these arrangements for financial statement presentation purposes. The master netting arrangements provide for a single net settlement of all swap agreements, as well as collateral, in the event of default on, or termination of, any one contract. Collateral, usually in the form of cash or marketable investment securities, is posted by or received from the counterparty with net liability or asset positions, respectively, in accordance with contract thresholds. Master repurchase agreements which include "right of set-off" provisions generally have a legally enforceable right to offset recognized amounts. In such cases, the collateral would be used to settle the fair value of the swap or repurchase agreement should Valley be in default. Total amount of collateral held or pledged cannot exceed the net derivative fair values with the counterparty.

The table below presents information about Valley's financial instruments that are eligible for offset in the consolidated statements of financial condition as of December 31, 2024 and 2023.

	Gross Amounts Recognized	Gross Amounts Offset	Net Amounts Presented	Gross Amounts Not Offset		Net Amount
				Financial Instruments	Cash Collateral *	
				(in thousands)		
December 31, 2024						
Assets:						
Interest rate swaps and other contracts	$ 426,102	$ —	$ 426,102	$ 32,571	$ (358,520)	$ 100,153
Liabilities:						
Interest rate swaps and other contracts	$ 437,485	$ —	$ 437,485	$ (32,571)	$ —	$ 404,914
Total liabilities	$ 437,485	$ —	$ 437,485	$ (32,571)	$ —	$ 404,914
December 31, 2023						
Assets:						
Interest rate swaps and other contracts	$ 458,129	$ —	$ 458,129	$ 53,780	$ (302,180)	$ 209,729
Liabilities:						
Interest rate swaps and other contracts	$ 479,345	$ —	$ 479,345	$ (53,780)	$ —	$ 425,565
Total liabilities	$ 479,345	$ —	$ 479,345	$ (53,780)	$ —	$ 425,565

---

* Cash collateral received from or pledged to our counterparties in relation to market value exposures of OTC derivative contracts in an asset/liability position.

REGULATORY AND CAPITAL REQUIREMENTS (Note 17)

Valley's primary source of cash is dividends from the Bank. Valley National Bank, a national banking association, is subject to certain restrictions on the amount of dividends that it may declare without prior regulatory approval. In addition, the dividends declared cannot be in excess of the amount which would cause the subsidiary bank to fall below the minimum required for capital adequacy purposes.

Valley and Valley National Bank are subject to the regulatory capital requirements administered by the Federal Reserve and the OCC. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct significant impact on Valley's consolidated financial statements. Under capital adequacy guidelines Valley and Valley National Bank must meet specific capital guidelines that involve quantitative measures of Valley's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require Valley and Valley National Bank to maintain minimum amounts and ratios of common equity Tier 1 capital, total and Tier 1 capital to risk-weighted assets, and Tier 1 capital to average assets, as defined in the regulations.

Valley is required to maintain a common equity Tier 1 capital to risk-weighted assets ratio of 4.5 percent, Tier 1 capital to risk-weighted assets of 6.0 percent, ratio of total capital to risk-weighted assets of 8.0 percent, and minimum leverage ratio of 4.0 percent, plus a 2.5 percent capital conservation buffer added to the minimum requirements for capital adequacy purposes. As of December 31, 2024 and 2023, Valley and Valley National Bank exceeded all capital adequacy requirements (see table below).

For regulatory capital purposes, in accordance with the Federal Reserve's final rule issued August 26, 2020, we deferred 100 percent of the CECL Day 1 impact to shareholders' equity plus 25 percent of the reserve build (i.e., provision for credit losses less net charge-offs) for a two-year period ending January 1, 2022. On January 1, 2022, the deferral amount totaling $47.3 million after-tax started to be phased-in by 25 percent and will increase by 25 percent per year until fully phased-in on January 1, 2025. As of December 31, 2024, approximately $35.5 million of the $47.3 million deferral amount was recognized as a reduction to regulatory capital and, as a result, decreased our risk based capital ratios by approximately 9 basis points.

The following table presents Valley's and Valley National Bank's actual capital positions and ratios under the Basel III risk-based capital guidelines at December 31, 2024 and 2023:

| | Actual | | Minimum Capital Requirements | | To Be Well Capitalized Under Prompt Corrective Action Provision | |
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			($ in thousands)			
As of December 31, 2024						
Total Risk-based Capital						
Valley	$ 6,703,186	13.87 %	$ 5,076,004	10.50 %	N/A	N/A
Valley National Bank	6,535,892	13.53	5,071,696	10.50	$ 4,830,187	10.00 %
Common Equity Tier 1 Capital						
Valley	5,230,632	10.82	3,384,002	7.00	N/A	N/A
Valley National Bank	6,041,434	12.51	3,381,131	7.00	3,139,621	6.50
Tier 1 Risk-based Capital						
Valley	5,584,699	11.55	4,109,146	8.50	N/A	N/A
Valley National Bank	6,041,434	12.51	4,105,659	8.50	3,864,149	8.00
Tier 1 Leverage Capital						
Valley	5,584,699	9.16	2,438,649	4.00	N/A	N/A
Valley National Bank	6,041,434	9.91	2,438,511	4.00	3,048,139	5.00
As of December 31, 2023						
Total Risk-based Capital						
Valley	$ 5,855,633	11.76 %	$ 5,228,447	10.50 %	N/A	N/A
Valley National Bank	5,794,213	11.64	5,228,403	10.50	$ 4,979,431	10.00 %
Common Equity Tier 1 Capital						
Valley	4,623,473	9.29	3,485,631	7.00	N/A	N/A
Valley National Bank	5,420,894	10.89	3,485,602	7.00	3,236,630	6.50
Tier 1 Risk-based Capital						
Valley	4,838,314	9.72	4,232,552	8.50	N/A	N/A
Valley National Bank	5,420,894	10.89	4,232,517	8.50	3,983,545	8.00
Tier 1 Leverage Capital						
Valley	4,838,314	8.16	2,372,129	4.00	N/A	N/A
Valley National Bank	5,420,894	9.14	2,372,322	4.00	2,965,403	5.00

COMMON AND PREFERRED STOCK (Note 18)

Repurchase Plan. Purchases of Valley's common shares may be made from time to time in the open market or in privately negotiated transactions generally not exceeding prevailing market prices. Repurchased shares are held in treasury and are expected to be used for general corporate purposes. In February 2024, Valley publicly announced its current stock repurchase program for up to 25 million shares of Valley common stock. The authorization to repurchase shares under the repurchase program became effective on April 26, 2024 and will expire on April 26, 2026. There were no repurchases of Valley's common shares under the plan during the year ended December 31, 2024. During 2023 and 2022, Valley repurchased 300 thousand and 1.0 million common shares, respectively, on the open market at average prices of $6.97 and $13.32 per share, respectively, under previously announced stock repurchase plans that are now terminated.

Other Stock Repurchases. Valley purchases shares directly from its employees in connection with employee elections to withhold taxes related to the vesting of stock awards. During the years ended December 31, 2024, 2023 and 2022, Valley purchased approximately 998 thousand, 814 thousand and 761 thousand shares, respectively, of its outstanding common stock at an average price of $8.88, $11.53 and $13.93, respectively, for such purpose.

Common Stock

Common Stock Issuance. On November 12, 2024, Valley issued and sold 49,197,860 shares of its common stock in a registered public offering, including 6,417,112 shares purchased under an over-allotment option exercised in full by the underwriters at the public offering price of $9.35 per share. The net proceeds of the offering, after deducting underwriting discounts and commissions and offering expenses payable by Valley, were $448.9 million and were used for additional investment in the Bank as regulatory capital during the fourth quarter 2024.

Preferred Stock

Series A Issuance. On June 19, 2015, Valley issued 4.6 million shares of its Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A, no par value per share, with a liquidation preference of $25 per share. Dividends on the preferred stock accrue and are payable quarterly in arrears, at a fixed rate per annum equal to 6.25 percent from the original issue date to, but excluding, June 30, 2025, and thereafter at a floating rate per annum equal to three-month SOFR plus an adjustment of 0.26161 percent plus a spread of 3.85 percent. The net proceeds from the preferred stock offering totaled $111.6 million. Commencing June 30, 2025, Valley may redeem the preferred shares at the liquidation preference plus accrued and unpaid dividends, subject to certain conditions.

Series B Issuance. On August 3, 2017, Valley issued 4.0 million shares of its Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B, no par value per share, with a liquidation preference of $25 per share. Dividends on the preferred stock will accrue and be payable quarterly in arrears, at a fixed rate per annum equal to 5.50 percent from the original issuance date to, but excluding, September 30, 2022, and thereafter at a floating rate per annum equal to three-month SOFR plus an adjustment of 0.26161 percent plus a spread of 3.578 percent. The net proceeds from the preferred stock offering totaled $98.1 million. Valley may redeem the preferred shares at the liquidation preference plus accrued and unpaid dividends, subject to certain conditions.

Series C Issuance. On August 5, 2024, Valley issued 6.0 million shares of its Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series C, no par value per share, with a liquidation preference of $25 per share. Dividends on the preferred stock will accrue and be payable quarterly in arrears, at a fixed rate per annum equal to 8.25 percent from the date of original issue to, but excluding September 30, 2029, and thereafter at a rate per annum equal to the five-year U.S. treasury rate as of the most recent dividend payment date plus a spread of 4.182 percent. Net proceeds from the preferred stock offering totaled $144.7 million. Commencing September 30, 2029, Valley may redeem the preferred shares at the liquidation preference plus accrued and unpaid dividends, subject to certain conditions.

Preferred stock is included in Valley's (additional) Tier 1 capital and total risk-based capital at December 31, 2024 and 2023.

OTHER COMPREHENSIVE INCOME (Note 19)

The following table presents the tax effects allocated to each component of other comprehensive income (loss) for the years ended December 31, 2024, 2023 and 2022. Components of other comprehensive income (loss) include changes in net unrealized gains and losses on debt securities AFS; unrealized gains and losses on derivatives used in cash flow hedging relationships; and the defined benefit pension and postretirement benefit plan adjustments for the unfunded portion of various employee, officer and director benefit plans.

	2024			2023			2022		
	Before Tax	Tax Effect	After Tax	Before Tax	Tax Effect	After Tax	Before Tax	Tax Effect	After Tax
					(in thousands)				
Unrealized gains and losses on available for sale debt securities									
Net (losses) gains arising during the period	$(24,687)	$ 6,290	$(18,397)	$ 19,514	$(6,564)	$ 12,950	$(189,201)	$52,220	$(136,981)
Amounts reclassified to earnings [1]	1	—	1	(863)	229	(634)	(31)	8	(23)
Net change	(24,686)	6,290	(18,396)	18,651	(6,335)	12,316	(189,232)	52,228	(137,004)
Unrealized gains and losses on derivatives (cash flow hedges)									
Net (losses) gains arising during the period	—	—	—	(1,093)	336	(757)	4,683	(1,321)	3,362
Amounts reclassified to earnings [2]	(1,204)	335	(869)	891	(253)	638	274	(71)	203
Net change	(1,204)	335	(869)	(202)	83	(119)	4,957	(1,392)	3,565
Defined benefit pension and postretirement benefit plans									
Net gains (losses) arising during the period	14,725	(4,116)	10,609	8,035	(2,593)	5,442	(18,531)	5,356	(13,175)
Amortization of prior service (cost) credit [3]	(135)	38	(97)	(135)	45	(90)	(135)	35	(100)
Amortization of net loss [3]	(174)	49	(125)	(4)	1	(3)	905	(261)	644
Net change	14,416	(4,029)	10,387	7,896	(2,547)	5,349	(17,761)	5,130	(12,631)
Total other comprehensive (loss) income	$(11,474)	$ 2,596	$ (8,878)	$ 26,345	$(8,799)	$ 17,546	$(202,036)	$55,966	$(146,070)

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[1] Included in gains (losses) on securities transactions, net.
[2] Included in interest expense or interest income depending on hedged item.
[3] Included in the computation of net periodic pension cost. See Note 12 for details.

The following table presents the after-tax changes in the balances of each component of accumulated other comprehensive (loss) income for the years ended December 31, 2024, 2023 and 2022:

	Components of Accumulated Other Comprehensive Loss			Total Accumulated Other Comprehensive Loss
	Unrealized Gains and Losses on AFS Securities	Unrealized Gains and Losses on Derivatives	Defined benefit pension and postretirement benefit plans	
	(in thousands)			
Balance-December 31, 2021	$ 9,186	$ (1,332)	$ (25,786)	$ (17,932)
Other comprehensive (loss) income before reclassifications	(136,981)	3,362	(13,175)	(146,794)
Amounts reclassified to earnings	(23)	203	544	724
Other comprehensive (loss) income, net	(137,004)	3,565	(12,631)	(146,070)
Balance-December 31, 2022	(127,818)	2,233	(38,417)	(164,002)
Other comprehensive income (loss) before reclassifications	12,950	(757)	5,442	17,635
Amounts reclassified to earnings	(634)	638	(93)	(89)
Other comprehensive income (loss), net	12,316	(119)	5,349	17,546
Balance-December 31, 2023	(115,502)	2,114	(33,068)	(146,456)
Other comprehensive (loss) income before reclassifications	(18,397)	—	10,609	(7,788)
Amounts reclassified to earnings	1	(869)	(222)	(1,090)
Other comprehensive (loss) income, net	(18,396)	(869)	10,387	(8,878)
Balance-December 31, 2024	$ (133,898)	$ 1,245	$ (22,681)	$ (155,334)

PARENT COMPANY INFORMATION (Note 20)

Condensed Statements of Financial Condition

	December 31,	
	2024	**2023**
	(in thousands)	
Assets		
Cash	$ 277,072	$ 193,248
Equity securities	37,076	29,404
Investments in and receivables due from subsidiaries	7,905,565	7,290,923
Other assets	8,306	12,473
Total Assets	$ 8,228,019	$ 7,526,048
Liabilities and Shareholders' Equity		
Dividends payable to shareholders	$ 64,917	$ 60,918
Long-term borrowings	647,547	638,362
Junior subordinated debentures issued to capital trusts	57,455	57,108
Accrued expenses and other liabilities	22,973	68,269
Shareholders' equity	7,435,127	6,701,391
Total Liabilities and Shareholders' Equity	$ 8,228,019	$ 7,526,048

Condensed Statements of Income

	Years Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Income			
Dividends from subsidiary	$ 300,000	$ 425,000	$ 420,000
Net (losses) gains on equity securities	(1,581)	1,036	(1,136)
Other income and interest	7,360	5,730	82
Total Income	305,779	431,766	418,946
Total Expenses	53,147	56,072	48,104
Income before income tax and equity in undistributed earnings of subsidiary	252,632	375,694	370,842
Income tax benefit	(54,017)	(10,961)	(13,098)
Income before equity in undistributed earnings of subsidiary	306,649	386,655	383,940
Equity in undistributed earnings of subsidiary	73,622	111,856	184,911
Net Income	380,271	498,511	568,851
Dividends on preferred stock	21,369	16,135	13,146
Net Income Available to Common Shareholders	$ 358,902	$ 482,376	$ 555,705

Condensed Statements of Cash Flows

	Years Ended December 31,		
	2024	**2023**	**2022**
	(in thousands)		
Cash flows from operating activities:			
Net Income	$ 380,271	$ 498,511	$ 568,851
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed earnings of subsidiaries	(73,622)	(111,856)	(184,911)
Stock-based compensation	28,988	33,104	28,788
Net amortization of premiums and accretion of discounts on borrowings	1,947	2,058	1,741
Losses (gains) on equity securities, net	1,581	(1,036)	1,136
Net change in:			
Other assets	4,167	13,472	(9,206)
Accrued expenses and other liabilities	(37,661)	(8,501)	5,851
Net cash provided by operating activities	305,671	425,752	412,250
Cash flows from investing activities:			
Purchases of equity securities	(9,253)	(11,261)	(10,424)
Cash and cash equivalents paid in acquisitions, net	—	—	(113,244)
Capital contributions to subsidiary	(550,000)	(20)	(125,055)
Other, net	52	5,098	—
Net cash used in investing activities	(559,201)	(6,183)	(248,723)
Cash flows from financing activities:			
Proceeds from issuance of long-term borrowings, net	—	—	147,508
Repayment of long-term borrowings	—	(125,000)	—
Proceeds from issuance of preferred stock, net	144,654	—	—
Dividends paid to preferred shareholders	(21,369)	(14,338)	(13,146)
Dividends paid to common shareholders	(228,228)	(225,411)	(205,999)
Purchase of common shares to treasury	(8,867)	(11,475)	(24,123)
Common stock issued, net	451,164	4,006	120
Net cash provided by (used in) financing activities	337,354	(372,218)	(95,640)
Net change in cash and cash equivalents	83,824	47,351	67,887
Cash and cash equivalents at beginning of year	193,248	145,897	78,010
Cash and cash equivalents at end of year	$ 277,072	$ 193,248	$ 145,897

OPERATING SEGMENTS (Note 21)

Valley manages its business operations under operating segments consisting of Consumer Banking and Commercial Banking. Activities not assigned to the operating segments are included in Treasury and Corporate Other.

The CEO of Valley is the CODM who assesses performance of each operating segment to better understand their cost, opportunity value and impact to Valley's consolidated earnings. Each operating segment is reviewed routinely for its asset growth, contribution to our income before income taxes, return on average interest earning assets and impairment (if events or circumstances indicate a possible inability to realize the carrying amount). Valley regularly assesses its strategic plans, operations, and reporting structures to identify its reportable segments.

The Consumer Banking segment is mainly comprised of residential mortgages and automobile loans, and to a lesser extent, secured personal lines of credit, home equity loans and other consumer loans. The duration of the residential mortgage loan portfolio is subject to movements in the market level of interest rates and forecasted prepayment speeds. The average weighted life of the automobile loans within the portfolio is relatively unaffected by movements in the market level of interest rates. However, the average life may be impacted by new loans as a result of the availability of credit within the automobile marketplace and consumer demand for purchasing new or used automobiles. Consumer Banking also includes the Wealth

Management and Insurance Services Division, comprised of asset management advisory, brokerage, trust, personal and title insurance, tax credit advisory services, and international and domestic private banking businesses.

The Commercial Banking segment is comprised of floating rate and adjustable rate commercial and industrial loans and construction loans, as well as adjustable and fixed rate owner occupied and commercial real estate loans. Due to the portfolio's interest rate characteristics, Commercial Banking is Valley's operating segment that is most sensitive to movements in market interest rates.

Treasury and Corporate Other largely consists of the Treasury managed HTM debt securities and AFS debt securities portfolios mainly utilized in the liquidity management needs of our lending segments and income and expense items resulting from support functions not directly attributable to a specific segment. Interest income is generated through investments in various types of securities (mainly comprised of fixed rate securities) and interest-bearing deposits with other banks (primarily the Federal Reserve Bank of New York). Expenses related to the branch network, all other components of retail banking, along with the back office departments of the Bank are allocated from Treasury and Corporate Other to operating segments. Other non-interest income items and general expenses are allocated from Treasury and Corporate Other to each operating segment utilizing a methodology that involves an allocation of operating and funding costs based on each segment's respective mix of average interest earning assets outstanding for the period, number of deposits, or direct allocation to the segments based on the nature of income and expense. Unallocated items included in Treasury and Corporate Other consist of net gains and losses on AFS and HTM securities transactions, amortization of tax credit investments, as well as other non-core items, including merger, restructuring and FDIC special assessment charges and income from litigation settlements.

The accounting for each operating segment and Treasury and Corporate Other includes internal accounting policies designed to measure consistent and reasonable financial reporting and may result in income and expense measurements that differ from amounts under GAAP. The financial reporting for each segment contains allocations and reporting in line with Valley's operations, which may not necessarily be comparable to any other financial institution. Furthermore, changes in management structure or allocation methodologies and procedures may result in changes in reported segment financial data. Certain prior period amounts have been reclassified to conform to the current presentation for each operating segment and Treasury and Corporate Other.

The following tables represent the financial data for Valley's operating segments, and Treasury and Corporate Other for the years ended December 31, 2024, 2023 and 2022:

| | 2024 | | | |
	Consumer Banking	Commercial Banking	Treasury and Corporate Other	Total
	($ in thousands)			
Average interest earning assets (unaudited)	$ 9,914,917	$40,115,669	$ 7,287,340	$57,317,926
Interest income	$ 478,680	$ 2,596,066	$ 282,751	$ 3,357,497
Interest expense	299,048	1,209,945	219,796	1,728,789
Net interest income	179,632	1,386,121	62,955	1,628,708
Provision for credit losses	24,561	284,827	(558)	308,830
Net interest income after provision for credit losses	155,071	1,101,294	63,513	1,319,878
Non-interest income	135,331	77,690	11,480	224,501
Non-interest expense				
Salary and employee benefits expense	118,953	389,622	50,020	558,595
Net occupancy expense	18,003	71,360	12,761	102,124
Technology, furniture, and equipment expense	25,681	93,811	15,617	135,109
FDIC insurance assessment	10,448	42,271	8,757	61,476
Professional and legal fees	11,254	52,666	6,395	70,315
Other segment items *	58,282	54,007	65,952	178,241
Total non-interest expense	$ 242,621	$ 703,737	$ 159,502	$ 1,105,860
Income (loss) before income taxes	$ 47,781	$ 475,247	$ (84,509)	$ 438,519
Return on average interest earning assets (pre-tax) (unaudited)	0.48 %	1.18 %	(1.16)%	0.77 %
Net interest margin	1.81 %	3.45 %	0.86 %	2.84 %

| | 2023 | | | |
	Consumer Banking	Commercial Banking	Treasury and Corporate Other	Total
	($ in thousands)			
Average interest earning assets (unaudited)	$ 9,620,508	$39,731,353	$ 7,148,667	$56,500,528
Interest income	$ 415,585	$ 2,471,345	$ 251,961	$ 3,138,891
Interest expense	250,882	1,036,109	186,422	1,473,413
Net interest income	164,703	1,435,236	65,539	1,665,478
Provision for credit losses	6,162	39,463	4,559	50,184
Net interest income after provision for credit losses	158,541	1,395,773	60,980	1,615,294
Non-interest income	105,282	93,618	26,829	225,729
Non-interest expense				
Salary and employee benefits expense	111,748	389,666	62,177	563,591
Net occupancy expense	19,313	69,780	12,377	101,470
Technology, furniture, and equipment expense	25,661	98,716	26,331	150,708
FDIC insurance assessment	7,380	30,477	50,297	88,154
Professional and legal fees	13,016	56,755	10,796	80,567
Other segment items *	48,650	56,188	73,363	178,201
Total non-interest expense	$ 225,768	$ 701,582	$ 235,341	$ 1,162,691
Income (loss) before income taxes	$ 38,055	$ 787,809	$ (147,532)	$ 678,332
Return on average interest earning assets (pre-tax) (unaudited)	0.40 %	1.98 %	(2.06)%	1.20 %
Net interest margin	1.71 %	3.61 %	0.91 %	2.95 %

| | 2022 | | | |
	Consumer Banking	Commercial Banking	Treasury and Corporate Other	Total
	($ in thousands)			
Average interest earning assets (unaudited)	$ 8,615,542	$33,314,811	$ 6,137,028	$48,067,381
Interest income	$ 290,289	$ 1,533,458	$ 152,936	$ 1,976,683
Interest expense	57,543	222,511	40,989	321,043
Net interest income	232,746	1,310,947	111,947	1,655,640
Provision for credit losses	20,880	35,456	481	56,817
Net interest income after provision for credit losses	211,866	1,275,491	111,466	1,598,823
Non-interest income	98,678	102,530	5,585	206,793
Non-interest expense				
Salary and employee benefits expense	104,405	344,689	77,643	526,737
Net occupancy expense	18,948	62,829	12,575	94,352
Technology, furniture, and equipment expense	26,796	94,671	40,285	161,752
FDIC insurance assessment	4,692	18,144	—	22,836
Professional and legal fees	12,441	50,314	19,863	82,618
Other segment items *	47,919	43,534	45,201	136,654
Total non-interest expense	$ 215,201	$ 614,181	$ 195,567	$ 1,024,949
Income (loss) before income taxes	$ 95,343	$ 763,840	$ (78,516)	$ 780,667
Return on average interest earning assets (pre-tax) (unaudited)	1.11 %	2.29 %	(1.28)%	1.62 %
Net interest margin	2.70 %	3.93 %	1.82 %	3.44 %

*   Other segment items include amortization of intangible assets, amortization of tax credit investments and other general operating expenses.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
Valley National Bancorp:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial condition of Valley National Bancorp and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 27, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for loan losses

As discussed in Notes 1 and 5 to the consolidated financial statements, the Company's total allowance for loan losses (the ALL) as of December 31, 2024 was $558.9 million, of which $483.0 million related to the loans collectively evaluated for credit losses (the collective ALL) and $75.9 million related to individually evaluated loans (individually evaluated ALL). The collective ALL includes the measure of expected credit losses on a collective basis for those loans that share similar risk characteristics. In estimating the collective ALL, the Company uses a transition matrix model which calculates an expected life of loan loss percentage for each loan pool by using probability of default (PD) and loss given default (LGD) metrics. The PD and LGD metrics are adjusted using a scaling factor to incorporate a full economic cycle. The expected life of loan loss percentages are determined by analyzing the migration of loans from performing to loss by credit quality rating or delinquency categories using historical life-of-loan data for each loan portfolio pool, and by assessing the severity of loss, based on the aggregate net lifetime losses incurred. The expected credit losses are adjusted for qualitative factors not reflected in the transition matrix model but are likely to impact the measurement of estimated credit losses. The qualitative factors include a two-year reasonable and supportable forecast period followed by a one-year period over which estimated losses revert to historical loss experience on a straight-line basis for the remaining life of the loan. The forecast consists of multi-scenario economic forecasts which are assigned relative probability weightings and projects economic variables under each scenario.

The expected lifetime loss rates are the life of loan loss percentages from the transition matrix model plus the impact of the adjustments for the qualitative factors. The expected credit losses are the product of multiplying the model's lifetime loss rates by the exposure at default at period end. In addition, certain individually evaluated loans, where substantially all the repayment is expected from the collateral, are deemed collateral dependent and the related expected credit losses are determined based on the fair value of the underlying collateral.

We identified the assessment of the ALL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment of the ALL due to estimation uncertainty. Specifically, the assessment of the collective ALL encompassed the evaluation of the collective ALL methodology and the transition matrix model used to estimate the expected life of loan loss percentages and its significant assumptions, including credit quality ratings and scaling factor. The assessment of the collective ALL also included an evaluation of the conceptual soundness and performance of the transition matrix model utilized to derive the expected life of loan loss percentages. In addition, the assessment also encompassed the conceptual soundness of the methodology utilized to estimate the qualitative factors and their related significant assumptions, including the selection of the multi-scenario economic forecasts and economic variables and related weightings. For the individually evaluated ALL, the assessment included an evaluation of the fair value of the underlying collateral for those loans deemed collateral dependent. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's measurement of the ALL estimate, including controls over the:

- development of the ALL methodology

- continued use and appropriateness of the transition matrix model

- performance monitoring of the transition matrix model

- identification and determination of the significant assumptions used in the transition matrix model

- identification of qualitative factors and development of the qualitative framework, including the significant assumptions used in the measurement of the qualitative factors

- appropriateness of third-party appraisals

- analysis of the collective ALL results, trends and ratios.

We evaluated the Company's process to develop the ALL estimate by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in:

For the collective ALL:

- evaluating the Company's collective ALL methodology for compliance with U.S. generally accepted accounting principles

- evaluating the judgments made by the Company relative to the assessment and performance monitoring of the transition matrix model used to calculate the expected life of loan loss percentages by comparing them to Company-specific metrics and trends and the applicable industry and regulatory practices

- testing the conceptual soundness and performance of the transition matrix model by inspecting the model documentation to determine whether the model is suitable for the intended use

- testing individual credit quality ratings for a selection of commercial loans by evaluating the financial performance of the borrower, sources of repayment and any relevant guarantees or underlying collateral

- evaluating the judgments made by management relative to the Company's scaling factor by inspecting documentation to determine whether the assumption is suitable to incorporate a full economic cycle

- evaluating the selection of the multi-scenario economic forecasts and economic variables and related weightings by comparing them to the Company's business environment and relevant industry practices

- evaluating the methodology used to develop the qualitative factors and their significant assumptions and the effect of those factors on the collective ALL by comparing to the specific portfolio risk characteristics, trends and relevant industry practices and identified limitations of the underlying quantitative models.

For the individually evaluated ALL:

- testing of individual fair value of collateral for a selection of borrower relationships by evaluating methods and assumptions used by the third-party appraiser.

We also assessed the sufficiency of the audit evidence obtained related to the ALL estimate by evaluating the cumulative results of the audit procedures, qualitative aspects of the Company's accounting practices and potential bias in the accounting estimate.

Goodwill impairment assessment of the Company's reporting units

As discussed in Notes 1 and 8 to the consolidated financial statements, the carrying value of the Company's goodwill balance is $1.9 billion as of December 31, 2024. The Company's goodwill is not amortized but is subject to annual testing for impairment in the second quarter, or more often, if events or circumstances indicate it may be impaired. The Company elected to perform a quantitative impairment test for its annual assessment in the second quarter which compared the fair value of each of the reporting units with their respective carrying amounts, including goodwill. If the fair value of each of the reporting units exceeded its carrying amounts, the goodwill of the reporting unit was not impaired. An impairment loss is recognized if the carrying value of the net assets, including goodwill, assigned to the reporting units exceeds the fair value, with the impairment charge not to exceed the amount of goodwill recorded. Fair value is determined using market multiples and certain discounted cash flow methods. Factors that may materially affect the fair value estimate include, among others, changes in discount rates, terminal value growth rates, and specific industry or market sector conditions. Additionally, the Company performed a market capitalization reconciliation to support the appropriateness of the reporting units' fair values and impairment test results, which included comparing the sum of the fair value of the reporting units to the Company's market capitalization, adjusted for the present value of estimated synergies which a market participant acquirer could reasonably expect to realize from a hypothetical acquisition the Company.

We identified the Company's annual goodwill impairment assessment as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgement was involved in performing procedures over 1) the individual reporting unit estimated cash flows and related key assumptions, which included the discount rate used in the discounted cash flow methods and 2) the present value of estimated synergies used in the market capitalization reconciliation and resulting control premium. The key assumptions were challenging to test as they represented subjective determinations of future market and economic conditions that were also more sensitive to variation. Minor changes in these assumptions could have had a significant effect on the Company's measurement of the fair value of the reporting units and the impairment assessment of the carrying value of the goodwill.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's determination of the estimated fair value of the reporting units in the annual goodwill impairment assessment, including controls over the selection and development of key assumptions used in the discounted cash flow analyses and market capitalization reconciliation. We involved valuation professionals with specialized skill and knowledge, who assisted in:

- evaluating the Company's fair value methodology for the reporting units for compliance with U.S. generally accepted accounting principles

- evaluating the Company's discount rate by comparing it against a discount rate range that was independently developed using publicly available data for comparable entities

- evaluating the total fair value of the Company's reporting units through comparison to the Company's market capitalization adjusted for expected synergies as of the measurement date by evaluating the reasonableness of the estimated synergies and resulting control premium for alignment with industry comparables, standards and market conditions.

/s/ KPMG LLP

We have served as the Company's auditor since 2008.

Short Hills, New Jersey
February 27, 2025

Item 9.   Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A.   Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Valley maintains disclosure controls and procedures which, consistent with Rule 13a-15(e) under the Exchange Act, are defined to mean controls and other procedures that are designed to ensure that information required to be disclosed in the reports that Valley files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and to ensure that such information is accumulated and communicated to Valley's management, including its Chief Executive Officer (CEO) and Chief Financial Officer (CFO), as appropriate, to allow timely decisions regarding required disclosure.

Valley's management, with the participation of the CEO and CFO, has evaluated the effectiveness of Valley's disclosure controls and procedures. Based on such evaluation, Valley's CEO and CFO have concluded that such disclosure controls and procedures were effective as of December 31, 2024 (the end of the period covered by this Report).

Valley's management, including the CEO and CFO, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent all errors and all fraud. A system of internal control, no matter how well conceived and operated, provides reasonable, not absolute, assurance that the objectives of the system of internal control are met. The design of a system of internal control reflects resource constraints and the benefits of controls must be considered relative to their costs. Because there are inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Valley have been or will be detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns occur because of a simple error or mistake. Controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of internal control is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all future conditions; over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's Report on Internal Control over Financial Reporting

Valley's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Valley's internal control over financial reporting is a process designed by, or under the supervision of, Valley's CEO and CFO to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of December 31, 2024, management assessed the effectiveness of Valley's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in Internal Control-Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included an evaluation of the design of Valley's internal control over financial reporting and testing of the operating effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee.

Based on this assessment, management determined that, as of December 31, 2024, Valley's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

KPMG LLP, the independent registered public accounting firm that audited Valley's December 31, 2024 consolidated financial statements included in this Report, has issued an audit report expressing an opinion on the effectiveness of Valley's internal control over financial reporting as of December 31, 2024. The report is included in this item under the heading "Report of Independent Registered Public Accounting Firm."

Changes in Internal Control over Financial Reporting

There have been no changes in Valley's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, Valley's internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors
Valley National Bancorp:

Opinion on Internal Control Over Financial Reporting

We have audited Valley National Bancorp and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial condition of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated February 27, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Short Hills, New Jersey
February 27, 2025

Item 9B.   *Other Information*

    a.   None

    b.   None

    c.   During the fourth quarter 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C.   *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.

PART III

Item 10.   *Directors, Executive Officers and Corporate Governance*

Certain information regarding executive officers is included under the section captioned "Information about our Executive Officers" in Item 1. Business of this Report. The information set forth under the captions "Director Information," "Delinquent Section 16(a) Reports," "Code of Conduct and Ethics and Corporate Governance Guidelines," "Nomination of Directors," and "Committees of the Board of Directors; Board of Directors Meetings" and "Our Securities Trading Policy" in the 2025 Proxy Statement is incorporated herein by reference.

Item 11.   *Executive Compensation*

The information set forth under the captions "Compensation of Directors," "Compensation Committee Interlocks and Insider Participation," "Equity Grant Procedures" and "Advisory Vote on Our Named Executive Officer Compensation" in the 2025 Proxy Statement is incorporated herein by reference.

Item 12.   *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information set forth under the captions "Equity Compensation Plan Information" and "Stock Ownership of Management and Principal Shareholders" in the 2025 Proxy Statement is incorporated herein by reference.

Item 13.   *Certain Relationships and Related Transactions, and Director Independence*

The information set forth under the captions "Certain Transactions with Management" and "Director Independence" in the 2025 Proxy Statement is incorporated herein by reference.

Item 14.   *Principal Accountant Fees and Services*

Our independent registered public accounting firm is KPMG LLP, Short Hills, NJ, Auditor Firm ID: 185.

The information set forth under the caption "Ratification of the Selection of Independent Registered Public Accounting Firm" in the 2025 Proxy Statement is incorporated herein by reference.

Item 15. *Exhibits and Financial Statement Schedules*

(a) Financial Statements and Schedules:
    The following financial statements and supplementary data are filed as part of this Report:

	Page
Consolidated Statements of Financial Condition	82
Consolidated Statements of Income	83
Consolidated Statements of Comprehensive Income	84
Consolidated Statements of Changes in Shareholders' Equity	85
Consolidated Statements of Cash Flows	86
Notes to Consolidated Financial Statements	88
Report of Independent Registered Public Accounting Firm	152

All financial statement schedules are omitted because they are either not applicable or not required, or because the required information is included in the consolidated financial statements or notes thereto.

(b) Exhibits (numbered in accordance with Item 601 of Regulation S-K):

(2) Plan of Acquisition, Reorganization, Arrangement, Liquidation or Succession:

A. Agreement and Plan of Merger, dated as of September 22, 2021, by and among Valley National Bancorp, Bank Leumi Le-Israel Corporation, a New York corporation and Volcano Merger Sub Corporation, a New York corporation and subsidiary of Valley, incorporated herein by reference to Exhibit 2.1 to the Registrant's Form 8-K Current Report filed on September 27, 2021.

(3) Articles of Incorporation and By-laws:

A. Restated Certificate of Incorporation of the Registrant, incorporated herein by reference to Exhibit 3.1 to the Registrant's Form 10-Q Quarterly Report filed on August 7, 2020.

B. Certificate of Amendment to the Restated Certificate of Incorporation of the Company, incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K Current Report filed on August 5, 2024.

C. By-laws of the Registrant, as amended and restated, incorporated herein by reference to Exhibit 3.1 to the Registrant's Form 8-K Current Report filed on October 24, 2018.

(4) Instruments Defining the Rights of Security Holders:

A. Indenture, dated as of June 19, 2015, by and between Valley and The Bank of New York Mellon Trust Company, N.A., as Trustee, incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-K Current Report filed on June 19, 2015. (Valley 4.55% sub debt due July 30, 2025).

B. First Supplemental Indenture, dated as of June 19, 2015, by and between Valley and The Bank of New York Mellon Trust Company, N.A., as Trustee, including the form of the Notes attached as Exhibit A thereto, incorporated herein by reference to Exhibit 4.2 to the Registrant's Form 8-K Current Report filed on June 19, 2015 (Valley 4.55% sub debt due July 30, 2025).

C. Agreement to provide SEC with Indentures not filed. (Item 601(b)(4)(iii)(A)), incorporated herein by reference to Exhibit 4G to the Registrant's Form 10-K Annual Report filed on February 28, 2017.

D. Description of Valley Securities*

E. Indenture, dated as of June 5, 2020, between Valley and The Bank of New York Mellon Trust Company, N.A., as Trustee, incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-K Current Report filed on June 5, 2020.

F. First Supplemental Indenture, dated as of June 5, 2020, between Valley and The Bank of New York Mellon Trust Company, N.A., as Trustee, including the form of Notes attached as Exhibit A thereto, incorporated herein by reference to Exhibit 4.2 to the Registrant's Form 8-K Current Report filed on June 5, 2020 (Valley 5.25% sub debt due June 15, 2030).

G. Indenture, dated as of May 28, 2021, between Valley and U. S. Bank, N.A., as Trustee, incorporated herein by reference to Exhibit 4.1 to the Registrant's Form 8-K Current Report filed on May 28, 2021.

H. First Supplemental Indenture, dated as of May 28, 2021, between Valley and U. S. Bank, N.A., as Trustee, including the form of Notes attached thereto, incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-K Current Report filed on May 28, 2021 (Valley 3.00% sub debt due June 15, 2031).

I. Second Supplemental Indenture, dated as of September 20, 2022, between Valley and U.S. Bank Trust Company, National Association, as Trustee, including the form of Notes attached thereto, incorporated by reference to Exhibit 4.2 to the Registrant's Form 8-K Current Report filed on September 20, 2022 (Valley 6.25% sub debt due September 30, 2032).

(10) Material Contracts:

A. The Valley National Bancorp Benefit Equalization Plan, as Amended and Restated, incorporated herein by reference to Exhibit 10 to the Registrant's Form 10-Q Quarterly Report filed on November 6, 2015.+

B. Form of Participant Agreement for the Benefit Equalization Plan, incorporated herein by reference to Exhibit 10.J to the Registrant's Form 10-K Annual Report for the year ended December 31, 2011 (No. 001-11277).+

C. Valley National Bancorp Deferred Compensation Plan, dated as of January 1, 2017, incorporated herein by reference to Exhibit 10.S to the Registrant's Form 10-K Annual Report for the year ended December 31, 2016.+

D. Severance Letter Agreement, dated as of September 21, 2016, between Valley National Bank, Valley and Ira Robbins, incorporated herein by reference to Exhibit 10.1 to the Registrant's Form 8-K Current Report filed on September 27, 2016.+

E. Severance Letter Agreement, dated as of September 21, 2016, between Valley National Bank, Valley and Thomas A. Iadanza, incorporated herein by reference to Exhibit 10.3 to the Registrant's Form 8-K Current Report filed on September 27, 2016.+

F. Consulting Agreement, dated as of May 1, 2022, by and between Valley National Bancorp and Alrem LLC, incorporated herein by reference to Exhibit 10.1 to the Registrant's Form 10-Q Quarterly Report filed on August 9, 2022.+

G. First Amendment to Consulting Agreement, effective as of May 1, 2023, by and between Valley National Bancorp and Alrem LLC, incorporated herein by reference to Exhibit 10.1 to the Registrant's Form 10-Q Quarterly Report filed on May 8, 2024. +

H. Second Amendment to Consulting Agreement, effective as of May 1, 2024, by and between Valley National Bank and Alrem LLC. +*

I. Bank Leumi Le-Israel Corporation 2018 Stock Option Plan, incorporated herein by reference to Exhibit 4.1 to the Registrant's Form S-8 Registration Statement filed on April 1, 2022.+

J. Restricted Stock Unit Agreement, effective as of January 6, 2022, between Bank Leumi Le-Israel Corporation and Avner Mendelson, incorporated herein by reference to Exhibit 4.2 to the Registrant's Form S-8 Registration Statement filed April 1, 2022.+

K. Form of Change in Control Agreement for Executive Vice President, dated January 16, 2019, incorporated herein by reference to Exhibit CC to the Registrant's Form 10-K filed on February 28, 2019. +

L. Form of Change in Control Agreement for Senior Executive Vice President, dated January 16, 2019, incorporated herein by reference to Exhibit DD to the Registrant's Form 10-K filed on February 28, 2019. +

M. Form of Agreement to Reduce Change in Control Severance, effective January 1, 2023 (applicable to Ira Robbins and Thomas A. Iadanza), incorporated herein by reference to Exhibit EE to the Registrant's Form 10-K filed on February 28, 2019. +

N. Form of Change in Control Agreement for President and Chief Executive Officer, dated January 16, 2019 and effective January 1, 2023 (applicable to Ira Robbins), incorporated herein by reference to Exhibit FF to the Registrant's Form 10-K filed on February 28, 2019. +

O. Form of Change in Control Agreement for Senior Executive Vice President, effective January 1, 2023 (covering Thomas A. Iadanza), incorporated herein by reference to Exhibit II to the Registrant's Form 10-K filed on February 28, 2019. +

P.	Oritani Financial Corp. 2011 Equity Incentive Plan, incorporated by reference to Appendix A of the proxy statement for the Special Meeting of Oritani Stockholders (Commission File No. 001-34786) filed by Oritani under the Securities Exchange Act of 1934, as amended, on June 27, 2011.+
Q.	Employment Agreement, dated as of July 25, 2017, by and among Joseph V. Chillura, Valley National Bancorp and Valley National Bank, incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q filed on August 7, 2020. +
R.	Valley National Bancorp 2021 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q filed on May 7, 2021. +
S.	Form of Valley National Bancorp Director Restricted Stock Unit Award Agreement, in connection with Valley National Bancorp 2021 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.4 of the Registrant's Form 10-Q filed on May 7, 2021. +
T.	Form of Valley National Bancorp Time-Based Restricted Stock Unit Award Agreement, in connection with Valley National Bancorp 2021 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.DD to the Registrant's Form 10-K Annual Report filed on February 28, 2022. +
U.	Form of Valley National Bancorp Performance-Based Restricted Stock Unit Award Agreement, in connection with Valley National Bancorp 2021 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.EE to the Registrant's Form 10-K Annual Report filed on February 28, 2022. +
V.	Investor Rights Agreement, dated as of April 1, 2022, between Valley National Bancorp and Bank Leumi Le-Israel B.M., incorporated herein by reference to Exhibit 10.1 to the Registrant's Form 8-K Current Report filed on April 1, 2022.
W.	Valley National Bancorp 2023 Incentive Compensation Plan, incorporated herein by reference to Exhibit 10.1 of the Registrant's Form 10-Q filed on August 7, 2023. +
X.	Form of Valley National Bancorp Time-Based Restricted Stock Unit Award Agreement, in connection with Valley National Bancorp 2023 Incentive Compensation Plan (approved February 2024), incorporated herein by reference to Exhibit 10.AA to the Registrant's Form 10-K Annual Report filed on February 29, 2024.+
Y.	Form of Valley National Bancorp Performance-Based Restricted Stock Unit Award Agreement, in connection with Valley National Bancorp 2023 Incentive Compensation Plan (approved February 2024), incorporated herein by reference to Exhibit 10.BB to the Registrant's Form 10-K Annual Report filed on February 29, 2024.+
Z.	Underwriting Agreement, dated July 29, 2024, by and among the Company, Valley National Bank, and Morgan Stanley & Co. LLC, BofA Securities, Inc., J.P. Morgan Securities LLC, UBS Securities LLC, Wells Fargo Securities, LLC and Keefe, Bruyette & Woods, Inc., as representatives of the underwriters named therein, incorporated herein by reference to Exhibit 1.1 to the Company's Form 8-K Current Report filed on July 31, 2024. +
AA.	Underwriting Agreement, dated November 7, 2024, by and among the Company, the Bank and J.P. Morgan Securities LLC, as representative of the Underwriters listed on Schedule A thereto, incorporated herein by reference to Exhibit 1.1 to the Company's Form 8-K Current Report filed on November 12, 2024.+
BB.	Separation Agreement and General Release, dated October 30, 2024, between Valley National Bank and Michael Hagedorn.+*
CC.	Executive Severance Plan, effective as of January 1, 2025, covering Russell Barrett, Mitchell L. Crandell, John P. Regan, Mark Saeger and Yvonne M. Surowiec.+*
DD.	Form of Valley National Bancorp Time-Based Restricted Stock Unit Award Agreement, in connection with Valley National Bancorp 2023 Incentive Compensation Plan, approved December 2024.+*
EE.	Form of Valley National Bancorp Performance-Based Restricted Stock Unit Award Agreement, in connection with Valley National Bancorp 2023 Incentive Compensation Plan, approved December 2024.+*

(19) Valley National Bancorp Securities Trading Policy.*

(21)   List of Subsidiaries as of December 31, 2024:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned by the Parent Directly or Indirectly
(a) Subsidiaries of Valley:		
Valley National Bank	United States	100%
Aliant Statutory Trust II	Delaware	100%
GCB Capital Trust III	Delaware	100%
State Bancorp Capital Trust I	Delaware	100%
State Bancorp Capital Trust II	Delaware	100%
Dudley Ventures, LLC	Delaware	100%
Valley Growth Capital LLC	Delaware	100%
(b) Subsidiaries of Valley National Bank:		
Valley Wealth Managers, Inc.	New Jersey	100%
Highland Capital Corp.	New Jersey	100%
Valley Insurance Services, Inc.	New York	90%
Metro Title and Settlement Agency, Inc.	New York	100%
Valley Securities Holdings (NY) LLC	New York	100%
VNB New York, LLC	New York	100%
DV Community Investment, LLC	Delaware	100%
Valley Financial Management, Inc.	New York	100%
(c) Subsidiaries of Valley Securities Holdings (NY) LLC:		
SAR II (NY) LLC	New Jersey	100%
Shrewsbury Capital Corporation	New Jersey	100%
Valley Investments, Inc.	New Jersey	100%
Oritani Investment Corp.	New Jersey	100%
(d) Subsidiary of Oritani Investment Corp.:		
Oritani Asset Corp.	New Jersey	100%
(e) Subsidiary of SAR II (NY) LLC:		
VNB Realty, Inc.	New Jersey	100%
(f) Subsidiary of VNB Realty, Inc.:		
VNB Capital Corp.	New York	100%

Excluded from the list are certain subsidiaries that, if considered in the aggregate, would not constitute a significant subsidiary under SEC rules as of December 31, 2024.

(23)   Consent of KPMG LLP.*

(24)   Power of Attorney of Certain Directors and Officers of the Company.*

(31.1) Certification of Ira Robbins, Chairman of the Board and Chief Executive Officer of the Company, pursuant to Securities Exchange Rule 13a-14(a).*

(31.2) Certification of Travis Lan, Senior Executive Vice President and Interim Chief Financial Officer of the Company, pursuant to Securities Exchange Rule 13a-14(a).*

(32)   Certification, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed by Ira Robbins, Chairman of the Board and Chief Executive Officer of the Company and Travis Lan, Senior Executive Vice President and Interim Chief Financial Officer of the Company.*

(97)   Valley National Bancorp Clawback Policy in the Event of a Financial Restatement, incorporated herein by reference to Exhibit 97 to the Registrant's Form 10-K Annual Report filed on February 29, 2024.+

(101)   Interactive Data File (XBRL Instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document) *

(104)   Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101) *

---

*   Filed herewith.

+   Management contract and compensatory plan or arrangement.

Item 16.   *Form 10-K Summary*

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Exchange Act, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALLEY NATIONAL BANCORP

By: _____/S/____ IRA ROBBINS_____

Ira Robbins, *Chairman of the Board and Chief Executive Officer*

By: _____/S/____ TRAVIS LAN_____

Travis Lan,
Executive Vice President and Interim Chief Financial Officer
(Principal Financial Officer)

Dated: February 27, 2025

Pursuant to the requirements of the Exchange Act, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated:

Signature	Title	Date
/S/ IRA ROBBINS **Ira Robbins**	Chairman of the Board and Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2025
/S/ TRAVIS LAN **Travis Lan**	Executive Vice President and Interim Chief Financial Officer (Principal Financial Officer)	February 27, 2025
/S/ MITCHELL L. CRANDELL **Mitchell L. Crandell**	Executive Vice President and Chief Accounting Officer (Principal Accounting Officer)	February 27, 2025
ANDREW B. ABRAMSON* **Andrew B. Abramson**	Director	February 27, 2025
PETER J. BAUM* **Peter J. Baum**	Director	February 27, 2025
ERIC P. EDELSTEIN* **Eric P. Edelstein**	Director	February 27, 2025
MARC J. LENNER* **Marc J. Lenner**	Director	February 27, 2025
PETER V. MAIO* **Peter V. Maio**	Director	February 27, 2025
KATHLEEN C. PERROTT* **Kathleen C. Perrott**	Director	February 27, 2025

Signature	Title	Date
NITZAN SANDOR*	Director	February 27, 2025
Nitzan Sandor		
SURESH L. SANI*	Director	February 27, 2025
Suresh L. Sani		
LISA J. SCHULTZ*	Director	February 27, 2025
Lisa J. Schultz		
JENNIFER W. STEANS*	Director	February 27, 2025
Jennifer W. Steans		
JEFFREY S. WILKS*	Director	February 27, 2025
Jeffrey S. Wilks		
DR. SIDNEY S. WILLIAMS, JR.*	Director	February 27, 2025
Dr. Sidney S. Williams, Jr.		

*

By: /s/   TRAVIS LAN   February 27, 2025

        Travis Lan, attorney-in fact

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